As filed with the Securities and Exchange Commission on February 19, 2020

Securities Act File No. 333-223061

Investment Company Act File No. 811-21831

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

(CHECK APPROPRIATE BOX OR BOXES)

☒   REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☒   Post-Effective Amendment No. 5

☒   REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒   Amendment No. 34

Alternative Investment Partners Absolute Return Fund STS

(Exact Name of Registrant as Specified in Charter)

100 Front Street, Suite 400

West Conshohocken, Pennsylvania 19428-2881

(Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code: (610) 260-7600

Kara Fricke, Esq.

Morgan Stanley Investment Management Inc.

522 Fifth Avenue

New York, NY 10036

(Name and address of agent for service)

COPY TO:

Richard Horowitz, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box)

☒	when declared effective pursuant to Section 8(c)

If appropriate, check the following box:

☐	This amendment designates a new effective date for a previously filed registration statement.

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is.

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(1)
Shares of Beneficial Interest	1,000,000	$1,000.00	$1,000,000,000	$ 39,300

(1)	Pursuant to Rule 415(a)(6) under the Securities Act, the Registrant is carrying forward to this Registration Statement unsold securities that the Registrant previously registered on its Registration Statements on Form N-2 (File No. 333-145630) initially filed on August 22, 2007 (the “Prior Registration Statement”). Filing fees have been previously paid in connection with these unsold securities. Pursuant to Rule 415(a)(6) under the Securities Act of 1933, as amended (the “Securities Act”), the filing fee previously paid with respect to such unsold securities will continue to be applied to such unsold securities. No additional securities have been registered in this offering. The amount of registration fees so reflects. Pursuant to Rule 415(a)(6) under the Securities Act, the offering of unsold securities under the Prior Registration Statement will be deemed terminated as of the date of effectiveness of this Registration Statement.
(2)	Estimated solely for purposes of calculating the registration fee.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

ALTERNATIVE INVESTMENT PARTNERS ABSOLUTE RETURN FUND STS

PROSPECTUS

[April 27], 2020

Managed by

MORGAN STANLEY ALTERNATIVE INVESTMENT PARTNERS

100 Front Street, Suite 400
West Conshohocken, Pennsylvania 19428-2881
(800) 421-7572

Investment Objective. Alternative Investment Partners Absolute Return Fund STS (the “Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, as a non-diversified, closed-end management investment company. The Fund’s investment objective is to seek capital appreciation.

	Per Share	Total
Public Offering Price	$1,030	$1,030,000,000
Sales Load[1]	$ 30	$ 30,000,000
Proceeds to the Fund[2],[3]	$1,000	$1,000,000,000
1	Generally, the stated minimum initial investment by an investor in the Fund is $50,000, which stated minimum may be reduced for certain investors. Investors purchasing Shares (as defined herein) may be charged a sales load of up to 3% of the Investor’s subscription. The table assumes the maximum sales load is charged.The Distributor and/or a Service Agent (each as defined herein) may, in its discretion, waive the sales load for certain investors. In addition, purchasers of Shares in conjunction with certain “wrap” fee, asset allocation or other managed asset programs sponsored by a registered investment adviser (a “RIA”), including an affiliate of the Adviser (as defined herein), or Morgan Stanley and its affiliates (including the Adviser) and the directors, partners, principals, officers and employees of any such RIA or of any of Morgan Stanley and its affiliates may not be charged a sales load. See “Plan of Distribution.”
2	Assumes all shares currently registered are sold in the continuous offering as described herein. Shares are offered in a continuous offering at the Fund’s then current net asset value, plus any applicable sales load, as described herein.
3	As detailed in the section of this prospectus entitled “Summary of Terms—Adviser Payments,” Morgan Stanley AIP GP LP (the “Adviser”) may pay additional compensation, out of its own funds and not as an additional charge to the Fund or the Master Fund, to selected affiliated or unaffiliated brokers, dealers or other financial intermediaries (including affiliated Service Agents) (“Intermediaries”) in connection with the sale, distribution and retention of Shares of the Fund, shares of the Master Fund and/or Shareholder servicing. See “Plan of Distribution” on page 66.

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Funds’ Annual and Semi-Annual Reports to Shareholders (“Shareholder Reports”) will no longer be sent by mail, unless you specifically request paper copies of the Shareholder Reports from the Fund or from your financial intermediary, such as a broker-dealer or a bank. Instead, the reports will be made available on the Fund’s website, https://www.morganstanley.com/im/registeredhedgefundshareholderreports and you will be notified by mail each time a Shareholder Report is posted and provided with a website link to access the report.

Beginning on January 1, 2019, you may elect to receive all future Shareholder Reports in paper free of charge. If you invest through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your Shareholder Reports. If you invest directly with the Fund, you can call 800-421-7572 or send an email request to MorganStanleyAlter@umb.com to let the Fund know you wish to continue receiving paper copies of your Shareholder Reports. Your election to receive Shareholder Reports in paper will apply to all funds held in your account if you invest through your financial intermediary or all funds held with the Fund complex if you invest directly with the Fund.

The SEC and the Commodity Futures Trading Commission have not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The Fund is offering on a continuous basis up to 1,000,000 shares of beneficial interest (“Shares”). Morgan Stanley Distribution, Inc. (the “Distributor”) acts as the distributor of the Fund’s Shares on a best efforts basis, subject to various conditions. The Distributor may enter into selected dealer agreements with various brokers and dealers (in such capacity, “Service Agents”), some of which are affiliates of the Adviser, that have agreed to participate in the distribution of the Fund’s Shares. See “Plan of Distribution.” There is no minimum aggregate amount of Shares required to be sold by the Fund. Any amounts received in advance of purchases of Shares are placed in a non-interest bearing account with the Transfer Agent (as defined herein) prior to their investment in the Fund, in accordance with Rule 15c2-4 under the Securities Exchange Act of 1934, as amended. No other arrangements have been made to place funds received in connection with the Shares’ offering in an escrow, trust or similar arrangement. Shares will be sold only to Eligible Investors (as defined herein). Shares will not be listed on any securities exchange.  See “Fund, Offshore Fund and Master Fund Expenses.”

Investment Portfolio. The Fund invests substantially all of its assets in AIP Absolute Return Fund LDC, a Cayman Islands exempted limited duration company, that in turn invests substantially all of its assets in Alternative Investment Partners Absolute Return Fund (the “Master Fund”), a separate closed-end, non-diversified, management investment company with the same investment objective and strategies as the Fund. The Fund is designed solely for investment by tax-exempt and tax-deferred investors. The Master Fund invests substantially all its assets in private investment funds (commonly referred to as hedge funds) that are managed by a select group of alternative investment managers that employ different “absolute return” investment strategies in pursuit of attractive risk-adjusted returns consistent with the preservation of capital. “Absolute return” refers to a broad class of investment strategies that are managed without reference to the performance of equity, debt and other markets. “Absolute return” investment strategies allow Investment Managers (as defined herein) the flexibility to use leveraged or short-sale positions to take advantage of perceived inefficiencies across the global capital markets. These strategies are in contrast to the investment programs of “traditional” registered investment companies, such as mutual funds. Absolute return strategies can be contrasted with “relative return strategies” which generally seek to outperform a corresponding benchmark equity or fixed income index. Through its investment in the Master Fund, the Fund seeks attractive “risk-adjusted” returns, which are returns adjusted to take into account the volatility of those returns. The Master Fund intends to invest in private investment funds that employ the following principal strategies: relative value strategies, security selection strategies, specialist credit strategies and directional strategies. For a further discussion of the Master Fund’s principal investment strategies, see “Investment Program.”

Risk Factors and Restrictions on Transfer

•	Investing in Shares involves a high degree of risk. See “Types of Investments and Related Risks” beginning on page 23.

•	The Shares are not listed on an exchange and it is not anticipated that a secondary market for the Shares will develop. Thus, an investment in the Fund may not be suitable for investors who may need access to the money they invest in the foreseeable future.

•	With very limited exceptions, Shares are not transferable and liquidity will be provided only through repurchase offers, which may be made from time to time by the Fund as determined by the Fund’s Board of Trustees in its sole discretion. See “Repurchases and Transfers of Shares.”

Management Fee. The Master Fund pays the Adviser a monthly fee of 0.083% (1.00% on an annualized basis) of the Master Fund’s month-end net asset value (the “Management Fee”). The Management Fee is an expense paid out of the Master Fund’s net assets and is computed based on the value of the net assets of the Master Fund as of the close of business on the last business day of each month (including any assets in respect of Shares that will be repurchased as of the end of the month). The Management Fee is in addition to the asset-based fees and incentive fees paid by the Investment Funds and indirectly paid by investors in the Master Fund. See “Management Fee.” The Fund, as an investor in the Master Fund, will bear its proportionate share of the Master Fund’s Management Fee. See “Management of the Fund and the Master Fund.”

Distribution and Shareholder Servicing Fee. The Master Fund pays the Distributor, and the Distributor pays each Service Agent that enters into a Distribution and Shareholder Servicing Agreement with the Distributor, a monthly distribution and shareholder servicing fee at the annual rate of up to 0.75% of the net asset value of the outstanding Shares of the Master Fund beneficially owned directly or indirectly via the Fund by customers of the Distributor or the Service Agent.

Eligible Investors. Shares are being sold only to certain investors with a special tax status (hence the “STS” in the Fund’s name), namely tax-exempt and tax-deferred investors. These investors also must represent that they are “accredited investors” within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended. The Distributor and/or any Service Agent may impose additional eligibility requirements for investors who purchase shares through the Distributor or such Service Agent. The minimum initial investment in the Fund by any investor is $50,000 and the minimum additional investment in the Fund by any investor is $25.000. The minimum initial and additional investments may be reduced by the Fund with respect to certain individual investors or classes of investors (specifically, with respect to employees, officers or Trustees of the Fund, the Adviser or their affiliates). Investors may only purchase their shares through the Distributor, through a Service Agent or through a RIA that has entered into an arrangement with the Distributor for such RIA to offer Shares in conjunction with a “wrap” fee, asset allocation or other managed asset program sponsored by such RIA. Any such RIA may impose additional eligibility requirements for investors who purchase Shares through such RIA.

This Prospectus concisely provides the information that a prospective investor should know about the Fund and the Master Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund and the Master Fund, including a statement of additional information (“SAI”) dated [April 27], 2020, has been filed with the Securities and Exchange Commission. The SAI and the Annual and Semi-Annual Reports to Shareholders are available upon request and without charge by writing to the Fund c/o UMB Fund Services, Inc., located at 235 West Galena Street, Milwaukee, WI 53212 or by calling (800) 421-7572. The table of contents of the SAI appears on page 68 of this Prospectus. The SAI and the Annual and Semi-Annual Reports are available by visiting the Fund’s website at www.morganstanley.com. The SAI, and other information about the Fund and the Master Fund, is also available on the SEC’s website (http://www.sec.gov). The address of the SEC’s Internet site is provided solely for the information of prospective investors and is not intended to be an active link.

Shares are not deposits or obligations of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and Shares are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

You should rely only on the information contained in this Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer of Shares in any state or other jurisdiction where the offer is not permitted.

Morgan Stanley Distribution, Inc.

Structural Diagram

This diagram and the accompanying text are intended as a simplified illustration of the Fund’s structure and investment program. Please refer to the body of this Prospectus for a more complete explanation of each, as well as details regarding the fees, expenses and risks to which an investment in Shares of the Fund is subject.

As further described in the body of this Prospectus, the Investment Funds (as defined herein) in which the Fund (through its indirect investment in the Master Fund) invests are commonly referred to as “hedge funds.” Because the investment strategies implemented by the investment managers to these Investment Funds are “non-traditional” in nature (e.g., not based on long-only portfolios of bonds or equities as are the investment programs of most registered investment companies such as mutual funds), this class of investments is typically referred to as “alternative investments.”

Summary of Terms

The Fund

Alternative Investment Partners Absolute Return Fund STS (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company.

Investment Program

The Fund seeks capital appreciation by investing substantially all of its assets in AIP Absolute Return Fund LDC (the “Offshore Fund”), a Cayman Islands exempted limited duration company (a “LDC”) with the same investment objective and strategies as the Fund. The Offshore Fund in turn invests substantially all of its assets in Alternative Investment Partners Absolute Return Fund (the “Master Fund”), a registered investment company with the same investment objective and strategies as the Offshore Fund and the Fund. The Offshore Fund serves as an intermediate entity through which the Fund invests in the Master Fund. The Offshore Fund makes no independent investment decisions and has no investment or other discretion over the assets. The Offshore Fund is recognized as a corporation under tax laws of the United States. Any assets of the Fund and the Offshore Fund not invested in the Offshore Fund and the Master Fund, respectively, will be de minimis amounts of cash or cash equivalents to meet certain ongoing expenses. The Master Fund and the Offshore Fund have the same investment objective and strategies as the Fund. All investments are made at the Master Fund level. Thus, the Fund’s investment results will correspond directly to the investment results of the Master Fund.

Through its indirect investment in the Master Fund, the Fund seeks capital appreciation by investing substantially all its assets in investment funds (“Investment Funds”) managed by unaffiliated third-party investment managers (“Investment Managers”) who employ a variety of “absolute return” investment strategies in pursuit of attractive risk-adjusted returns (i.e., returns adjusted to take into account the volatility of those returns, as measured in the manner described below) consistent with the preservation of capital. “Absolute return” refers to a broad class of investment strategies that are managed without reference to the performance of equity, debt and other markets. “Absolute return” investment strategies allow Investment Managers the flexibility to use leveraged or short-sale positions to take advantage of perceived inefficiencies across the global capital markets. These strategies are in contrast to the investment programs of “traditional” registered investment companies, such as mutual funds. “Traditional” investment companies are generally characterized by long-only investments and limits on the use of leverage. Absolute return strategies can be contrasted with “relative return strategies” which generally seek to outperform a corresponding benchmark equity or fixed income index. Because Investment Funds following absolute return investment strategies (whether hedged or not) are often described as “hedge funds,” the Fund’s investment program (through its indirect investment in the Master Fund) can be broadly referred to as a fund of hedge funds. The Fund measures the volatility of its returns by “standard deviation,” which is a measure of risk that represents the degree to which an investment’s performance has varied from its average performance over a particular period. The obligations of the 1940 Act (and thus the protections thereunder), including limits on leverage, do not apply to Investment Funds. The Master Fund’s investments, other than in Investment Funds, generally are limited to derivative investments to gain exposure to certain Investment Funds, such as total return swaps, options and futures.

Investment Funds are commingled asset pools that may engage in a wide variety of investment strategies. Among other things, Investment Funds invest primarily in U.S. and non-U.S. equity and debt securities and may engage in leverage, short selling and derivative transactions. Investment Funds typically offer their securities privately without registration under the Securities Act of 1933, as amended (the “1933 Act”), in large minimum denominations (often at least $1 million) to a limited number of high net worth individual and institutional investors. Investment Funds are excluded from the definition of “investment company,” and hence are not registered as investment companies, under the 1940 Act. The managers or investment advisers of these Investment Funds, which are typically structured as limited partnerships or limited liability companies, are usually compensated through asset-based fees and incentive-based allocations. Through the selection and ongoing monitoring of Investment Funds, the Master Fund seeks to achieve capital appreciation that may exhibit moderate correlation with certain global equity indices and aims not to be disproportionately influenced by the performance of any single Investment Fund. In addition, by investing in a number of Investment Funds that employ a variety of absolute return investment strategies, the Master Fund seeks to achieve the desired capital appreciation with lower volatility than likely would be achieved by investing with most individual Investment Funds. Investing in a number of Investment Funds involves additional costs.

The Master Fund may seek to gain investment exposure to certain Investment Funds, to adjust market or risk exposure or to increase overall returns by seeking “leveraged” market exposure in certain investments by entering into derivative transactions, such as total return swaps, options and futures. For example, to achieve investment returns equivalent to those achieved by an Investment Manager in whose Investment Fund the Master Fund could not invest directly, perhaps because of its high investment minimum or its unavailability for direct investment, the Master Fund may enter into one or more swap agreements under which the Master Fund may agree, on a net basis, to pay a return based on a floating interest rate, and to receive the total return of the reference Investment

Fund over a stated time period. See “Types of Investments and Related Risks—Special Investment Instruments and Techniques—Options and Futures” and “Types of Investments and Related Risks—Special Investment Instruments and Techniques—Swap Agreements.” The Master Fund does not expect to gain more than 25% of its total investment exposure via such derivatives. The Master Fund’s investments in derivatives may involve significant economic leverage and thus may, in some circumstances, involve significant risks of loss and may increase the volatility of the Master Fund’s returns. These risks may increase dramatically during times where general access to credit is severely impaired (i.e., a “credit crunch”) and/or during general market turmoil, such as that experienced during late 2008. See “Types of Investments and Related Risks—Investment Related Risks—Leverage Utilized by the Master Fund.”

The Adviser (as hereinafter defined) is responsible for the allocation of assets to various Investment Funds, subject to policies adopted by the Master Fund’s Board of Trustees. These Investment Funds will have investors other than the Master Fund.

The Adviser allocates Master Fund assets among the Investment Funds that, in its view, represent attractive investment opportunities. Allocation depends on the Adviser’s assessment of the likely risks and returns of various absolute return investment strategies that the Investment Funds utilize and the likely correlation among the investment strategies under consideration. The Adviser generally seeks to invest substantially all of the Master Fund’s assets in Investment Funds whose expected risk-adjusted returns are deemed attractive and likely to have limited correlations among each other or with fixed income or equity indices. The Adviser periodically reallocates the Master Fund’s investments among investment strategies in order to increase the Master Fund’s expected risk-adjusted return. There is no guarantee that the Master Fund, and thus the Fund, will be able to avoid substantial losses due to poor returns by any Investment Fund or that the Adviser’s expectations regarding Investment Funds’ limited correlations among each other or with fixed income or equity indices will prove correct.

The Adviser and its personnel use a wide range of resources, including its well-established network, to identify attractive Investment Funds and promising investment strategies for consideration in connection with investments by the Master Fund. To narrow the set of Investment Funds and investment strategies initially identified for consideration, the Adviser screens Investment Funds and investment strategies according to criteria that include both quantitative measures such as past performance and systematic risk exposures, to the extent that data is available; qualitative factors such as the reputation, experience and training of the Investment Manager; and the ability of the Investment Manager to articulate a coherent investment philosophy and risk control process. Following the initial screening process, the Adviser conducts further review of the Investment Funds that it considers likely to generate superior, risk-adjusted returns consistent with the Adviser’s views at that time as to both the most attractive strategy types and the needs of the Master Fund’s existing portfolio. On an ongoing basis, the Adviser conducts similar, periodic reviews with respect to Investment Funds in which the Master Fund has invested.

The Adviser’s personnel have extensive experience and expertise with alternative investment strategies and Investment Managers and have evaluated numerous Investment Funds representing many categories of alternative investments and utilizing various investment strategies. They also have extensive experience in directly managing alternative investment strategies. The Adviser believes that this combination of evaluation expertise and direct investment experience enables it to understand the opportunities and risks associated with investing in Investment Funds.

The Adviser intends to invest the assets of the Master Fund primarily in Investment Funds that employ the following strategies (among others):

•	relative value strategies—seek to identify and exploit inefficiencies in the relative pricing of securities whose prices are deemed to move in relation to each other;

•	security selection strategies—seek to combine long and short positions of equity securities primarily;

•	specialist credit strategies—seek to invest in and lend to credit sensitive issuers that are generally rated below investment grade (typically referred to as “junk”);

•	global macro and commodity trading advisor (“CTA”) strategies—seek to invest based on long-term economic trends; and

•	directional strategies—seek to invest based on the expected direction of market prices of currencies, commodities, equities and bonds in the futures and cash markets.

See “Investment Program—Investment Strategies.”

The Adviser typically endeavors to limit the exposure to any one type of investment strategy to less than 35% of the Master Fund’s gross assets (measured over time and subject to underlying Investment Funds’ liquidity constraints) and to limit investments in any one Investment Fund to no more than 15% of the Master Fund’s gross assets (measured at the time of purchase). The Adviser limits Master Fund investments in any one Investment Fund to less than 5% of an Investment Fund’s outstanding voting securities. See

“Types of Investments and Related Risks—Risks of Fund of Hedge Funds Structure—Investments in Non-Voting Stock; Inability to Vote.”

The Investment Funds in which the Master Fund invests are not subject to the Fund’s or the Master Fund’s investment restrictions and are generally subject to few investment limitations. In response to adverse market, economic or political conditions, the Master Fund may invest temporarily in high quality fixed income securities, money market instruments and affiliated or unaffiliated money market funds or may hold cash or cash equivalents for temporary defensive purposes. In addition, the Master Fund may also make these types of investments pending the investment of assets in Investment Funds or to maintain the liquidity necessary to effect repurchases of the Master Fund’s shares.

As set forth above, the Fund will attempt to achieve its investment objective by investing all or substantially all of its assets, through the Offshore Fund, in the Master Fund.

Leverage

The Master Fund may borrow money in connection with its investment activities—i.e., the Master Fund may utilize leverage. Specifically, the Master Fund may borrow money through a credit facility to fund investments in Investment Funds up to the limits of the Asset Coverage Requirement (as defined below). The Master Fund may also borrow money through a credit facility to manage timing issues in connection with the acquisition of its investments (i.e., to provide the Master Fund with temporary liquidity to acquire investments in Investment Funds in advance of the Master Fund’s receipt of redemption proceeds from another Investment Fund). The Master Fund has entered into a credit agreement with Bank of America, N.A. (the “Lender”) (the “Credit Facility”). Pursuant to the terms of the Credit Facility, the Master Fund may borrow money from the Lender up to 25% of the value of the Master Fund’s qualifying asset pool (and further subject to the Asset Coverage Requirement). The Credit Facility is currently scheduled to terminate as of October 21, 2020, but may be extended. Upon the termination of the Credit Facility, the Master Fund must repay all amounts borrowed pursuant to the terms thereunder.

The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the “Asset Coverage Requirement”). This requirement means that the value of the investment company’s total indebtedness may not exceed one-third of the value of its total assets (including the indebtedness). The Master Fund’s borrowings will at all times be subject to the Asset Coverage Requirement. The Adviser intends to limit the Master Fund’s borrowings such that the Master Fund will have asset coverage of at least 400% of its indebtedness. In addition to borrowing money, the Master Fund may also incur economic leverage via the use of derivatives.

Investment Funds may also utilize leverage in their investment activities. Borrowings by Investment Funds are not subject to the Asset Coverage Requirement. Accordingly, the Master Fund’s portfolio may be exposed to the risk of highly leveraged investment programs of certain Investment Funds and the volatility of the value of Shares may be great, especially during times of a “credit crunch” and/or general market turmoil, such as that experienced during late 2008. In general, the use of leverage by Investment Funds or the Master Fund may increase the volatility of the Investment Funds or the Master Fund. See “Types of Investments and Related Risks — Investment Related Risks — Leverage Utilized by the Master Fund” and See “Types of Investments — Investment Related Risks —Leverage Utilized by Investment Funds.”

Potential Benefits of Investing in the Fund

An investment in the Fund enables investors to invest indirectly with Investment Managers whose services generally are not available to the investing public or who otherwise may place stringent restrictions on the number and type of persons whose money they will manage. An investment in the Fund also enables investors indirectly to invest with a number of Investment Managers without incurring the high minimum investment requirements that Investment Managers typically would impose on investors. Investment Funds in which the Master Fund may invest also may close from time to time. If the Fund has previously invested (through its indirect investment in the Master Fund) in an Investment Fund that has closed, an investor would nevertheless be able to invest indirectly in such Investment Fund by investing in the Fund.

In addition to benefiting from the Investment Managers’ individual investment strategies, the Fund as a whole should achieve the benefits of indirect exposure to a number of different investment styles and Investment Managers. By investing through multiple Investment Managers that employ a variety of absolute return investment strategies, the Master Fund may reduce the volatility inherent in a direct investment with a single Investment Manager. However, there can be no assurances that investors will realize these benefits from investing in the Fund.

Because the Master Fund and the Investment Funds may use leverage, tax-exempt investors subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), and other tax-deferred and tax-exempt investors, ordinarily could incur income tax liability to the extent that the Master Fund’s or the Investment Funds’ transactions are treated as giving rise to unrelated business taxable income (“UBTI”). However, UBTI is not generally attributed to investors through an entity classified as a corporation for U.S. federal income tax purposes (such as the Offshore Fund). Accordingly, in the opinion of the Fund’s counsel, the Offshore Fund should block UBTI exposure to which Shareholders (as defined below) in the Fund might otherwise be subject. If the Fund’s interpretations are incorrect and Shareholders are subjected to UBTI taxation, the Fund’s Board of Trustees will consider all relevant options, including the possible dissolution of the Fund. See “Tax Aspects.”

The Offering

The Fund is offering on a continuous basis through Morgan Stanley Distribution, Inc. (the “Distributor”) 1,000,000 shares of beneficial interest (“Shares”). Shares are offered in a continuous offering at the Fund’s then current net asset value (“NAV”) per Share, plus any applicable sales load. See “Purchases of Shares.” The Distributor may enter into selected dealer agreements with various brokers and dealers (in such capacity, “Service Agents”) that have agreed to participate in the distribution of the Fund’s Shares. The Distributor is an affiliate of the Adviser and may be affiliated with one or more Service Agents. See “Plan of Distribution.” Shares may be purchased as of the first business day of each month from the Distributor or a Service Agent at the Fund’s then current NAV per Share plus any applicable sales load. The Fund’s current NAV per Share will be made available on the Fund’s website, http://www.morganstanley.com/im. Shares may also be purchased through a RIA that has entered into an arrangement with the Distributor for such RIA to offer Shares in conjunction with a “wrap” fee, asset allocation or other managed asset program sponsored by such RIA. See “Calculation of Net Asset Value.” Investors purchasing Shares in the Fund (“Shareholders”) may be charged a sales load of up to 3% of the amount of the investor’s purchase. The Distributor and/or a Service Agent may, in its discretion, waive the sales load for certain investors. In addition, purchasers of Shares in conjunction with certain “wrap” fee, asset allocation or other managed asset programs sponsored by a RIA, including an affiliate of the Adviser, or Morgan Stanley and its affiliates (including the Adviser) and the directors, partners, principals, officers and employees of any such RIA or any of the Adviser and its affiliates may not be charged a sales load. See “Purchases of Shares.”

Offshore Fund

The Offshore Fund is interposed between the Fund and the Master Fund. The Offshore Fund is incorporated as a LDC in the Cayman Islands. The Fund serves as the managing member of the Offshore Fund. The Fund has received no-action relief from the staff of the Securities and Exchange Commission (the “SEC”) to permit non-U.S. investors to invest in the Offshore Fund. However, the ability of non-U.S. investors to invest in the Offshore Fund is subject to certain conditions, including a limitation on the ownership percentage non-U.S. investors can have in the Offshore Fund in order to ensure that the Fund will at all times control the Offshore Fund. The Offshore Fund has no independent investment discretion or other decision-making capabilities and effectively is controlled by the Fund’s Board of Trustees. Accordingly, any day-to-day management responsibilities of the Offshore Fund (which are expected to be minimal, such as distributing dividends to the Fund, processing repurchase requests from the Fund and transferring repurchase proceeds to the Fund) will be performed by the officers and service providers of the Fund. As a LDC, the Offshore Fund offers its members limited liability and is treated as a corporation under the taxation laws of the United States. Income received by the Offshore Fund will be subject to U.S. income tax to the extent that it is U.S.-source income subject to withholding tax. Offshore Fund earnings will be distributed to the Fund as dividend income. Dividend income generally does not constitute UBTI to Shareholders. See “Structure—Offshore Fund” and “Tax Aspects.”

Board of Trustees

The Fund has a Board of Trustees (each member a “Trustee” and, collectively, the “Board of Trustees”) that has overall responsibility for monitoring and overseeing the Fund’s investment program and its management and operations. A majority of the Trustees are not “interested persons” (as defined by the 1940 Act) of the Fund or the Adviser. The same Trustees also serve as the Master Fund’s Board of Trustees. See “Management of the Fund and the Master Fund.”

The Investment Adviser

Morgan Stanley AIP GP LP serves as the Master Fund’s investment adviser (the “Adviser”). The Adviser is a limited partnership formed under the laws of the State of Delaware. The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

The day-to-day portfolio management, short-term cash management and operations of the Fund are the responsibility of Mark L.W. van der Zwan, Chief Investment Officer, Fund of Hedge Funds team; Paresh Bhatt, Portfolio Manager; Jarrod Quigley, Portfolio Manager; Eric Stampfel, Portfolio Manager; Eban Cucinotta, Portfolio Manager; Christopher Morser, Portfolio Manager; Gary

Chan, Portfolio Manager; and Robert Rafter, Portfolio Manager, subject to oversight by the Board of Trustees. See “Management of the Fund.”

The Adviser is an affiliate of Morgan Stanley. Morgan Stanley is a preeminent global financial services firm engaged in securities trading and brokerage activities, as well as providing investment banking, research and analysis, financing and financial advisory services.

Management Fee

The Fund does not incur a separate management fee, but the Fund and its Shareholders are indirectly subject to the Master Fund’s management fee (the “Management Fee”). In consideration of the advisory and other services provided by the Adviser to the Master Fund, the Master Fund pays the Adviser a monthly Management Fee of 0.083% (1.00% on an annualized basis) of the Master Fund’s month-end NAV. The Management Fee is an expense paid out of the Master Fund’s net assets and is computed based on the value of the net assets of the Master Fund as of the close of business on the last business day of each month (including any assets in respect of Shares that will be repurchased as of the end of the month). The Management Fee is in addition to the asset-based fees and incentive fees paid by the Investment Funds and indirectly paid by investors in the Master Fund. See “Management Fee.”

Distribution and Shareholder Servicing Fee

The Fund does not incur a separate distribution and shareholder servicing fee, but the Fund and its Shareholders are indirectly subject to the Master Fund’s distribution and shareholder servicing fee. The Master Fund pays the Distributor, and the Distributor pays each Service Agent (which may include financial institutions and other industry professionals in addition to broker-dealers) that enters into a Distribution and Shareholder Servicing Agreement with the Distributor, a monthly distribution and shareholder servicing fee of up to 0.0625% (0.75% on an annualized basis) of the NAV of the outstanding shares of the Master Fund attributable to the clients of the Service Agent who are invested directly or indirectly (via the Fund and the Offshore Fund) in the Master Fund through the Service Agent. In exchange for this fee, the Service Agent provides distribution, marketing and/or sales support services, including making the Fund or the Master Fund (as applicable) available as an investment option to the Service Agent’s clients, offering the Fund or the Master Fund (as applicable) as an option on any distribution “platform” the Service Agent administers, making information about the Fund or the Master Fund (as applicable) available to clients, including the Fund’s or the Master Fund’s (as applicable) Prospectus, statement of additional information and sales literature, engaging in education or marketing activities about the Fund or the Master Fund (as applicable) and its characteristics and retaining or utilizing the services of sales professionals, consultants and other personnel to assist in marketing shares of the Fund or the Master Fund (as applicable) to clients. In addition, each Service Agent provides the following shareholder services: assisting in establishing and maintaining accounts and records relating to clients that invest in shares of the Fund or the Master Fund (as applicable),processing dividend and distribution payments from the Fund or the Master Fund (as applicable) on behalf of clients, arranging for bank wires following Fund or Master Fund (as applicable) notification, responding to client inquiries relating to the services performed by the Service Agent, responding to routine inquiries from clients concerning their investments in shares of the Fund or the Master Fund (as applicable), assisting clients in changing account designations and addresses, assisting in processing client repurchase requests and providing such other similar services as permitted under applicable statutes, rules and regulations. In certain instances, a Service Agent may enter into an agreement with the Fund directly to provide shareholder services and the Fund may pay such Service Agent a fee for such services.

Adviser Payments

The Adviser may pay additional compensation, out of its own funds and not as an additional charge to the Fund or the Master Fund, to selected affiliated or unaffiliated brokers, dealers or other financial intermediaries (including affiliated Service Agents) (“Intermediaries”) in connection with the sale, distribution and retention of Shares of the Fund, shares of the Master Fund and/or Shareholder servicing. For example, the Adviser may pay compensation to Intermediaries for the purpose of promoting the sale of Shares of the Fund, maintaining balances of Shares, and/or for sub-accounting, administrative or Shareholder processing services. Such payments are made quarterly by the Adviser. The payments made by the Adviser may be based on the NAV of the Fund or the Master Fund as determined by the Adviser. The amount of these payments is determined from time to time by the Adviser and may be substantial. Such additional compensation will not exceed 0.125% of the average NAV of the outstanding shares of the Master Fund beneficially owned directly or indirectly (via the Fund and the Offshore Fund) by customers of an Intermediary over the applicable quarter (0.50% on an annualized basis).

With respect to each Intermediary that may receive such payments, the Adviser may pay from its own funds an amount not to exceed 0.50% of the NAV of the Master Fund attributable to each client of such Intermediary who invests in the Master Fund directly or indirectly (via the Fund and the Offshore Fund). A portion of this payment may be paid through to the professional responsible for the client relationship and/or selling the Master Fund. This payment may be made as long as a client of an Intermediary is invested in the Master Fund directly or indirectly (via the Fund and the Offshore Fund).

The prospect of receiving, or the receipt of, additional ongoing compensation as described above by Intermediaries, out of the Adviser’s own funds and not as an additional charge to the Fund or the Master Fund, may provide such Intermediaries and/or their salespersons with an incentive to favor sales of Shares of the Fund, shares of the Master Fund and funds whose affiliates make similar compensation available, over sales of shares of funds (or other fund investments) with respect to which the Intermediary receives either no additional compensation or lower levels of additional compensation. The prospect of receiving, or the receipt of, such additional ongoing compensation may provide Intermediaries and/or their salespersons with an incentive to favor recommending that Shareholders maintain their assets in the Fund rather than re-allocate assets to another investment. These payment arrangements, however, will not change the price that an investor pays for Shares of the Fund or the amount that the Fund receives to invest on behalf of an investor. Shareholders may wish to take such payment arrangements into account when considering and evaluating any recommendations relating to Shares of the Fund. See “Adviser Payments.”

Fees and Expenses

The Fund bears all expenses incurred in the business of the Fund, and indirectly its pro rata portion of all expenses incurred by the Master Fund, including indirectly any charges and fees to which the Master Fund is subject as an investor in the Investment Funds. The Offshore Fund is expected to have minimal expenses. The portion of the Offshore Fund’s expenses allocated to the Fund will be paid by the Adviser or an affiliate of the Adviser. The portion of the Offshore Fund’s expenses allocated to the Offshore Fund’s non-U.S. investors will be paid by the non-U.S. investors. The Investment Funds will bear all expenses incurred in the business of the Investment Funds. See “Summary of Fees and Expenses” and “Fund, Offshore Fund and Master Fund Expenses.”

The Fund does not charge its Shareholders a separate administration fee. However, the Fund will incur its own transfer agency fees. State Street Bank and Trust Company (“State Street”), as Master Fund administrator, performs certain administration, accounting and investor services for the Master Fund. In consideration for these services, the Master Fund pays State Street an annual fee calculated based upon the average net assets of the Master Fund, subject to a minimum monthly fee, and reimburses certain of State Street’s expenses.

Conflicts of Interest

The investment activities of the Adviser, the Investment Managers and their affiliates for their own accounts and other accounts they manage may give rise to conflicts of interest that may disadvantage the Fund and/or the Master Fund. Morgan Stanley, an affiliate of the Adviser, is a diversified global financial services firm involved in a broad spectrum of financial services and asset management activities and may, for example, engage in the ordinary course of business in activities in which its interests or the interests of its clients may conflict with those of the Fund, its Shareholders or the Master Fund. See “Conflicts of Interest.”

Purchase of Shares

The minimum initial investment in the Fund by an investor is $50,000. Additional investments in the Fund must be made in a minimum amount of $25,000. The minimum initial and additional investments may be reduced by the Fund with respect to certain individual investors or classes of investors (specifically, with respect to employees, officers or Trustees of the Fund, the Adviser or their affiliates). Additionally, the Fund may waive or reduce such minimum initial and additional investment amounts (as well as the application and funding deadlines described below) with respect to any investor funding its purchase of Shares with redemption proceeds from another fund sponsored, managed, or advised by the Adviser. The Fund will notify Shareholders in writing of any changes in the investors that are eligible for such reductions.

The Fund will accept initial and additional purchases of Shares as of the first day of each calendar month. The investor must submit a completed application form five business days before the applicable purchase date. All purchases are subject to the receipt of immediately available funds three business days prior to the applicable purchase date in the full amount of the purchase (to enable the Master Fund to invest the proceeds in Investment Funds as of the applicable purchase date). An investor who misses one or both of these deadlines will have the effectiveness of its investment in the Fund delayed until the following month.

Despite having to meet the earlier application and funding deadlines described above, the Fund does not issue the Shares purchased (and an investor does not become a Shareholder with respect to such Shares) until the applicable purchase date, i.e., the first day of the relevant calendar month. Consequently, purchase proceeds do not represent capital of the Fund, and do not become assets of the Fund, until such date.

Any amounts received in advance of the initial or subsequent purchases of Shares are placed in a non-interest-bearing account with the Transfer Agent (as defined herein) prior to their investment in the Fund, in accordance with Rule 15c2-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”). The Fund reserves the right to reject any purchase of Shares in certain limited circumstances (including, without limitation, when it has reason to believe that a purchase of Shares would be unlawful). Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned to the prospective investor. See “Other Risks—Possible Exclusion of a Shareholder Based on Certain Detrimental Effects.”

Eligible Investors

The Fund is being offered only to one or more of the following investors with a special tax status (i.e., tax-exempt or tax-deferred investors; hence the “STS” in the Fund’s name): (1) pension, profit-sharing, or other employee benefit trusts that are exempt from taxation under Section 501(a) of the Internal Revenue Code of 1986, as amended (the “Code”), by reason of qualification under Section 401 of the Code; (2) employee benefit plans or other programs established pursuant to Sections 403(b), 408(k) and 457 of the Code; (3) certain deferred compensation plans established by corporations, partnerships, non-profit entities or state and local governments, or government-sponsored programs; (4) certain foundations, endowments and other exempt organizations under Section 501(c) of the Code (other than organizations exempt under Section 501(c)(1)); (5) individual retirement accounts (“IRAs”) (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs and rollover IRAs) and 403(b)(7) Plans; and (6) state colleges and universities. Each such investor also will be required to certify that the Shares are being acquired directly or indirectly for the account of an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act. Investors who are tax-exempt or tax-deferred and are “accredited investors” are referred to in this Prospectus as “Eligible Investors.” Existing Shareholders seeking to purchase additional Shares will be required to qualify as “Eligible Investors” at the time of the additional purchase. The Distributor and/or any Service Agent or RIA may impose additional eligibility requirements for investors who purchase shares through the Distributor, such Service Agent or RIA, respectively.

Shares of the Fund are only registered for sale in the United States and certain of its territories. Generally, shares of the Fund will only be offered or sold to “U.S. persons” and all offerings or other solicitation activities will be conducted within the United States in accordance with the rules and regulations of the 1933 Act.

Investor Suitability

An investment in the Fund involves a considerable amount of risk. A Shareholder may lose money. Before making an investment decision, a prospective investor should (i) consider the suitability of this investment with respect to the investor’s investment objectives and personal situation and (ii) consider factors such as the investor’s personal net worth, income, age, risk tolerance and liquidity needs. The Fund is an illiquid investment. Investors have no right to require the Fund to redeem their Shares in the Fund. See “Other Risks—Closed-End Fund; Liquidity Risks.”

In addition, Shareholders who require minimum annual distributions from a retirement account through which they hold Shares should consider the Fund’s schedule for repurchase offers and submit repurchase requests accordingly. See “Repurchases and Transfers of Shares—Repurchases of Shares.”

Valuation

Certain securities and other financial instruments in which the Investment Funds invest may not have a readily ascertainable market price and will be fair valued by the Investment Managers. Although the procedures approved by the Master Fund’s Board of Trustees provide that the Adviser will review the valuations provided by the Investment Managers to the Investment Funds, neither the Adviser nor the Board of Trustees will be able to confirm independently the accuracy of valuations provided by the Investment Managers (which are unaudited). Accordingly, such valuations generally will be relied upon by the Master Fund, even though an Investment Manager may face a conflict of interest in valuing the securities, as their value will affect the Investment Manager’s compensation. In addition, the NAVs or other valuation information received by the Adviser from the Investment Funds will typically be estimates only, subject to revision through the end of each Investment Fund’s annual audit. See “Types of Investments and Related Risks—Risks of Fund of Hedge Funds Structure—Valuation.”

Unlisted Closed-End Structure; Limited Liquidity and Transfer Restrictions

Each of the Fund and the Master Fund has been organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis. To meet daily redemption requests, mutual funds are subject to more stringent regulatory limitations than closed-end funds.

A Shareholder will not be able to redeem his, her or its Shares on a daily basis because the Fund and the Master Fund are closed-end funds. In addition, with very limited exceptions, the Fund’s Shares are not transferable and liquidity will be provided only through limited repurchase offers described below. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. See “Other Risks—Closed-End Fund; Liquidity Risks.”

Repurchases of Shares by the Fund

No Shareholder has the right to require the Fund to redeem his, her or its Shares. The Fund may from time to time offer to repurchase Shares pursuant to written tenders by Shareholders, and each such repurchase offer will generally be conducted in parallel with similar repurchase offers made by the Master Fund with respect to shares of the Master Fund (and by the Offshore Fund with respect to shares of the Offshore Fund). The Offshore Fund will conduct repurchase offers with respect to its shareholder, the Fund, on the same terms and conditions as those made by the Master Fund to its shareholders. Each such similar offer by the Master Fund with respect to shares of the Master Fund will generally apply to up to 15% of the net assets of the Master Fund. Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Board of Trustees, in its sole discretion. In determining whether the Fund should offer to repurchase Shares, the Board of Trustees will consider the recommendations of the Adviser as to the timing of such an offer, as well as a variety of operational, business and economic factors. The Adviser expects that, generally, it will recommend to the Board of Trustees that the Fund offer to repurchase Shares from Shareholders quarterly, with such repurchases to occur as of each March 31, June 30, September 30 and December 31. Each repurchase offer will generally commence approximately 125 days prior to the applicable repurchase date.

The Fund’s assets consist primarily of its interest in the Master Fund, which is held through the Offshore Fund. Therefore, in order to finance the repurchase of Shares pursuant to the tender offers, the Fund may find it necessary to liquidate all or a portion of its indirect interest in the Master Fund. The Fund controls the Offshore Fund and, because interests in the Master Fund may not be transferred, the Fund may withdraw a portion of its indirect interest only pursuant to repurchase offers by the Master Fund made to the Offshore Fund, and a distribution from the Offshore Fund to the Fund of the proceeds. The Fund will not conduct a repurchase offer for Shares unless the Master Fund simultaneously conducts a repurchase offer for the Master Fund’s shares. The Fund’s Board of Trustees also serves as the Board of Trustees for the Master Fund and the Board expects that the Master Fund will conduct repurchase offers on a quarterly basis in order to permit the Fund to meet its obligations under its repurchase offers. However, there are no assurances that the Board will, in fact, decide to undertake such a repurchase offer. The Fund cannot make a repurchase offer larger than a repurchase offer made by the Master Fund. The Master Fund’s repurchase offers will generally apply to up to 15% of the net assets of the Master Fund. The Master Fund will make repurchase offers, if any, to all of its investors, including the Fund (through the Offshore Fund), on the same terms, which practice may affect the size of the Master Fund’s offers. Subject to the Master Fund’s investment restriction with respect to borrowings, the Master Fund may borrow money or issue debt obligations to finance its repurchase obligations pursuant to any such repurchase offer. The Master Fund may need to suspend or postpone repurchase offers if it is not able to dispose of its interests in Investment Funds in a timely manner.

If a repurchase offer is oversubscribed by Shareholders who tender Shares, the Fund may repurchase a pro rata portion of the Shares tendered by each Shareholder, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law. The Fund also has the right to repurchase all of a Shareholder’s Shares at any time if, for any reason, the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. In addition, the Fund has the right to repurchase Shares of Shareholders if the Fund determines that the repurchase is in the best interest of the Fund or upon the occurrence of certain events specified in the Fund’s Agreement and Declaration of Trust.

The Master Fund (and, therefore, the Fund) is subject to certain Investment Funds’ initial lock-up periods beginning at the time of the Master Fund’s initial investment in an Investment Fund, during which the Master Fund may not withdraw its investment. In addition, certain Investment Funds may at times elect to suspend completely or limit withdrawal rights for an indefinite period of time in response to market turmoil or other adverse conditions (such as those experienced by many hedge funds for a period of time commencing in late 2008). During such periods, the Master Fund (and, therefore, the Fund) may not be able to liquidate its holdings in such Investment Funds in order to meet repurchase requests. In addition, should the Master Fund seek to liquidate its investment in an Investment Fund that maintains a “side pocket” (i.e., a sub account established by an Investment Fund in which certain assets (which generally are illiquid and/or hard to value) are held and segregated from the other assets of the Investment Fund until some type of realization event occurs), the Master Fund might not be able to fully liquidate its investment without delay, which could be considerable. The Master Fund (and, therefore, the Fund) may need to suspend or postpone repurchase offers if it is not able to dispose of its interests in Investment Funds in a timely manner. See “Repurchases and Transfers of Shares — No Right of Redemption” and “Repurchases and Transfers of Shares — Involuntary Repurchases of Shares.”

Summary of Taxation

The Fund intends to operate as a partnership and not as an association or a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. The Fund should generally not be subject to U.S. federal income tax, and each Shareholder is required to account for its distributive share of the Fund’s taxable income or loss. If the Fund were determined to be an association or a publicly traded partnership taxable as a corporation, the taxable income of the Fund would be subject to corporate income tax, and any distributions of profits from the Fund would be treated as dividends. See “Tax Aspects.”

ERISA Plans and Other Tax-Exempt Entities

Investors subject to ERISA,  and other tax-exempt entities, including employee benefit plans, IRAs, and 401(k) and Keogh Plans may purchase Shares. Because the Fund will be registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of the ERISA Plans investing in the Fund for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules. Thus, the Adviser will not be a fiduciary within the meaning of ERISA with respect to the assets of any ERISA Plan that becomes a Shareholder, solely as a result of the ERISA Plan’s investment in the Fund. See “ERISA Considerations.”

Reports to Shareholders

The Fund furnishes to Shareholders as soon as practicable after the end of each taxable year information as is required by law to assist the Shareholders in preparing their tax returns. Investment Managers typically experience delays in providing the necessary tax information, thereby causing a delay in the Adviser’s preparation of tax information for investors. This delay will require Shareholders to seek extensions on the time to file their tax returns. The Fund sends Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act. Shareholders also are sent reports on a monthly or quarterly basis regarding the Fund’s operations during each month or quarter.

Term

The Fund’s term is perpetual unless the Fund is otherwise terminated under the terms of the Fund’s organizational documents.

Risk Factors

An investment in the Fund involves a high degree of risk and may involve loss of capital, up to the entire amount of a Shareholder’s investment. Other risks include the risks of investing in a fund:

•	whose Investment Managers with which the Master Fund invests, in some cases, may be newly organized with limited operating histories upon which to evaluate their performance;

•	where the Investment Funds in which the Master Fund invests may invest their assets in securities for which trading activity may be dramatically impaired or cease at any time (whether due to general market turmoil, problems experienced by a single issuer or market sector or other factors), such as collateralized debt obligations backed by mortgages (especially subprime mortgages), asset-backed commercial paper issued by structured investment vehicles and auction rate preferred shares;

•	whose performance depends upon the performance of the Investment Managers with which the Master Fund invests and selected strategies, the adherence by such Investment Managers to their selected strategies, the instruments used by such Investment Managers and the Adviser’s ability to select Investment Managers and strategies and effectively allocate Fund assets (via the Master Fund) among them;

•	that invests in the Master Fund, which may borrow money (i.e., incur leverage) to make investments in Investment Funds and/or incur economic leverage via the use of derivatives, which may increase the volatility of the Master Fund;

•	where underlying Investment Funds may invest in commodities, the trading of which may involve large amounts of leverage and thus expose the Investment Fund and thus the Fund and Master Fund, to substantial risk of loss;

•	whose underlying Investment Funds, whether via borrowing or utilizing derivatives, may, for investment or other purposes, also incur leverage without legal limitation and subject only to self-imposed limitations set forth in their respective offering or organizational documents, which may increase the volatility of the Investment Funds;

•	where the Investment Managers with which the Master Fund invests may sell securities held by Investment Funds short, which involves the theoretical risk of unlimited loss because of increases in the market price of the security sold short;

•	where the underlying Investment Funds’ investment activities may be adversely affected by regulatory changes and/or restrictions (such as those relating to position limits in commodities and/or short selling) that may be imposed at any time;

•	where the Investment Managers with which the Master Fund invests may invest the Investment Funds’ assets in securities of non-U.S. issuers, including those located in emerging markets, and where the Master Fund may invest in Investment Funds that may be denominated in non-U.S. currencies, thus exposing the Master Fund, (and thus the Fund and the Shareholders) to various risks that may not be applicable to U.S. securities (including certain risks arising from problems with the euro common currency);

•	where the Investment Managers with which the Master Fund invests may change their investment strategies (i.e., may experience style drift) at any time;

•	where the Investment Managers with which the Master Fund invests may invest the Investment Funds’ assets without limitation in restricted and illiquid securities;

•	where the Investment Managers with which the Master Fund invests may invest the Investment Funds’ assets in equity securities without limitation as to market capitalization, such as those issued by smaller capitalization companies, including micro cap companies, the prices of which may be subject to erratic market movements;

•	where the Investment Managers may charge investors in the Investment Funds, such as the Master Fund (and indirectly the Fund) asset-based fees and incentive fees of generally 10% to 30% of an Investment Fund’s net profits, which incentive fees may create incentives for Investment Managers to make investments that are riskier or more speculative than in the absence of these fees;

•	where an Investment Manager with which the Master Fund invests may focus on a particular industry or industries, which may subject the Investment Fund, and thus the Master Fund and the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries;

•	where an Investment Fund’s assets may be invested in a limited number of securities, which may subject the Investment Fund, and thus the Master Fund and the Fund, to greater risk and volatility than if investments had been made in a larger number of securities;

•	that is an unlisted closed-end fund whose shares are thus illiquid, which are not listed on any securities exchange or traded in any other market and are subject to substantial restrictions on transfer;

•	where the Investment Managers with which the Master Fund invests may use derivatives for hedging and non-hedging purposes of the Investment Funds;

•	where the Investment Funds’ returns may exhibit greater correlations among each other and/or with fixed income or equity indices than anticipated by the Adviser, especially during times of general market turmoil such as that experienced during late 2008;

•	that has Service Agents and invests in the Master Fund that has an Adviser, Investment Managers and Service Agents who may have conflicts of interest with each other and with Service Agents;

•	that does not make periodic distributions; investors will be required to pay applicable taxes on their respective share of the Fund’s taxable income even if the Fund does not distribute such income;

•	whose shareholders may not collectively own enough shares of the Master Fund to control the Master Fund, as the Master Fund’s other shareholders may also vote on Master Fund matters;

•	that is a non-diversified fund that may allocate a higher percentage of its assets to the securities of any one issuer than if it were a diversified fund;

•	that invests substantially all its assets in an Offshore Fund that will not be registered as an investment company under the 1940 Act, and, therefore, the Fund will not be able to avail itself of 1940 Act protections;

•	whose structure may be affected by changes in Delaware, U.S. and/or Cayman Islands law;

•	whose structure relies upon a position taken by the staff of the SEC, which could change in the future (as set forth herein under “Other Risks—Regulatory Change”); and

•	that is subject to, and indirectly invests (via the Master Fund) in Investment Funds that are subject to, risks associated with legal and regulatory changes applicable to financial institutions generally or hedge funds such as the Investment Funds in particular.

Moreover, because the Fund invests indirectly in Investment Funds, investors are subject to additional risks, including those of investing in a fund:

•	whose underlying Investment Managers (via the Master Fund) may employ quantitatively-based financial/analytical trading systems and models that are subject to inherent risks such as software development and implementation errors and other types of trading system or human errors, such that there can be no assurance that the trading systems employed by Investment Managers are currently effective or will remain effective;

•	whose underlying Investment Funds (via the Master Fund) will not be registered as investment companies under the 1940 Act, and, therefore, the Fund, and thus the Shareholders, as indirect investors in such Investment Funds, will not be able to avail themselves of 1940 Act protections;

•	whose investors will have no right to receive information about the Investment Funds in which the Master Fund invests or Investment Managers, and who will have no recourse against Investment Funds in which the Master Fund invests or their Investment Managers;

•	whose investments in certain underlying (via the Master Fund) Investment Funds may be subject to initial lock-up periods during which the Master Fund may not withdraw its investment;

•	where certain underlying (via the Master Fund) Investment Funds may at times elect to suspend completely or limit withdrawal rights for an indefinite period of time, possibly requiring the Master Fund to suspend or postpone repurchase offers if it is not able to dispose of its interests in Investment Funds in a timely manner;

•	that may not be able to invest indirectly (via the Master Fund) in certain Investment Funds that are oversubscribed or closed or that may only be able to allocate (through the Master Fund) a limited amount of assets to an Investment Fund that has been identified as an attractive opportunity;

•	whose investors will bear the operating expenses of the Fund, as well as two layers of asset-based fees and expenses—one at the Master Fund level and one at the Investment Fund level—and incentive fees at the Investment Fund level;

•	that may invest indirectly (via the Master Fund) a substantial portion of its assets in Investment Funds that follow a particular type of investment strategy, thus exposing the Fund and the Shareholders to the risks of that strategy (though the Adviser typically endeavors to limit the exposure to any one type of investment strategy to less than 35% of the Master Fund’s gross assets (measured over time and subject to underlying Investment Funds’ liquidity constraints));

•	that indirectly invests (through the Master Fund) in a number of Investment Funds, resulting in investment related expenses that may be higher than if the Fund indirectly (through the Master Fund) invested in only one Investment Fund;

•	where the Investment Managers may receive compensation for positive performance of the relevant Investment Fund in which the Master Fund invests in the form of the asset-based fees, incentive fees and other expenses payable by the Fund as an indirect investor (via the Master Fund) in the relevant Investment Fund, even if the Fund’s overall returns are negative;

•	where the Investment Managers with which the Master Fund invests make investment decisions independent of the Adviser and each other, which may result in the pursuit of opposing investment strategies or result in performance that correlates more closely with broader market performance;

•	many of whose assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate;

•	the valuation of the Master Fund’s investments in Investment Funds is ordinarily determined based on valuations provided by their Investment Managers, who may face a conflict of interest as such valuations will be used to calculate fees payable to the Investment Manager, and the price at which purchases and repurchases are made;

•	that indirectly invests (through the Master Fund) in Investment Funds that may hold a portion of their assets in “side pockets” (i.e., a sub-account established by an Investment Fund in which certain assets (which generally are illiquid and/or hard to value) are held and segregated from the other assets of the Investment Fund until some type of realization event occurs), which may further restrict the liquidity of the Master Fund’s investments in such Investment Funds, and thus the Shareholders’ investments in the Fund;

•	that may not be able to vote on matters that require the approval of the investors of an underlying (via the Master Fund) Investment Fund, including a matter that could adversely affect the Fund’s indirect investment (through the Master Fund) in such an Investment Fund; and

•	that, upon its redemption of all or a portion of its indirect interest (through the Master Fund) in an Investment Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value.

Accordingly, the Fund should be considered a speculative investment that entails substantial risks, and a prospective investor should invest in the Fund only if it can sustain a complete loss of its investment. See “Types of Investments and Related Risks.”

Summary of Fees and Expenses

The following table illustrates the aggregate fees and expenses that the Fund, the Offshore Fund and the Master Fund expect to incur and that Shareholders can expect to bear directly or indirectly.

Transaction Fees

Maximum Sales Load (percentage of purchase amount)[1]	3.00%
Maximum Redemption Fee	None

Annual Fund Expenses (as a percentage of the Fund’s net assets attributable to common shares)

Management Fee[2]	1.00%
Acquired Fund Fees and Expenses[3]	[]%
Interest Payments on Borrowed Funds[4]	[]%
Other Expenses[5]	[]%
Total Annual Fund Expenses[6]	[]%

Example

You would pay the following fees and expenses (including the sales load) on a $1,000 investment, assuming a 5% annual return and that the Fund’s operating expenses remain the same:†

1 Year	3 Years	5 Years	10 Years
$ []	$ []	$ []	$ []

Actual expenses may be greater or lesser than those shown. Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5% return used in the Example.

† On an investment of $50,000 the Example would be as follows:

Example

You would pay the following fees and expenses (including the sales load) on a $50,000 investment, assuming a 5% annual return and that the Fund’s operating expenses remain the same:

1 Year	3 Years	5 Years	10 Years
$ []	$ []	$ []	$ []

(1) Generally, the minimum initial investment by an investor in the Fund is $50,000, which minimum may be reduced for certain investors. Investors purchasing Shares may be charged a sales load of up to 3% of the Investor’s subscription. The table assumes the maximum sales load is charged.

The Distributor and/or a Service Agent may, in its discretion, waive the sales load for certain investors. In addition, purchasers of Shares in conjunction with certain “wrap” fee, asset allocation or other managed asset programs sponsored by an investment adviser, including an affiliate of the Adviser, or Morgan Stanley and its affiliates (including the Adviser) and the directors, partners, principals, officers and employees of any such investment adviser or of any of the Adviser and its affiliates may not be charged a sales load. The Master Fund will not charge a separate sales load for investments made by the Fund through the Offshore Fund. See “Plan of Distribution.”

(2) This fee is paid to the Adviser at the Master Fund level.

(3) The Acquired Fund Fees and Expenses include the operating expenses, trading expenses and performance-based incentive fees/allocations of the Investment Funds in which the Master Fund invested for the fiscal year ended December 31, 2019. These operating expenses consist of management fees, administration fees, professional fees (i.e., audit and legal fees), and other operating expenses. Trading expenses are primarily interest and dividend expenses and are the byproduct of leveraging or hedging activities employed by the Investment Managers in order to enhance the Investment Funds’ returns. The information used to determine the Acquired Fund Fees and Expenses is generally based on the most recent shareholder reports received from the respective Investment Funds or, when not available, from the most recent communication from the Investment Funds. The agreements related to investments in Investment Funds provide for compensation to the Investment Funds’ managers/general partners in the form of management fees generally ranging from 1.0% to 3.0% annually of net assets and performance incentive fees/allocations generally ranging from 10% to 30% of net profits earned. Some Investment Funds employ a pass-through expense arrangement with no stated management fee. Fees and expenses of Investment Funds are based on historic fees and expenses. Future Investment Funds’ fees and expenses may be substantially higher or lower because certain fees are based on the performance of the Investment Funds, which may fluctuate over time. See below for the breakdown of the Acquired Fund Fees and Expenses:

Operating Expenses	[]%
Trading Expenses	[]%
Incentive Fees	[]%
Total Acquired Fund Fees and Expenses	[]%

(4) These expenses are paid at the Master Fund level. See “Investment Program—Leverage.”

(5) The expenses of the Offshore Fund are included in “Other Expenses.” Other expenses are based on estimated amounts for the current fiscal year. The Adviser has agreed that all of the Offshore Fund’s expenses allocable to the Feeder Fund (based on the Feeder Fund’s pro rata share of the Offshore Fund’s shares) will be paid entirely by the Adviser or an affiliate of the Adviser.

(6) The total annual Fund expenses include the Fund’s portion of the management fees, performance allocations and other expenses paid by the Investment Funds as set forth in the row titled “Acquired Fund Fees and Expenses.” This total differs from the amount of such expenses set forth under “Financial Highlights,” which does not include the Acquired Fund Fees and Expenses. In addition, the Adviser has agreed that all of the Offshore Fund’s expenses allocable to the Feeder Fund (based on the Feeder Fund’s pro rata share of the Offshore Fund’s shares) will be paid entirely by the Adviser or an affiliate of the Adviser. The expenses of the Offshore Fund borne by the Adviser totaled less than 0.01% of the Fund’s net assets.

The purpose of the table above is to assist investors in understanding the various fees and expenses Shareholders will bear directly or indirectly. For a more complete description of the various fees and expenses of the Fund, see “Fund, Offshore Fund and Master Fund Expenses,” “Management Fee,” “Distribution and Shareholder Servicing Fee” and “Purchases of Shares.”

Financial Highlights

The financial highlights table below is intended to help you understand the Fund’s financial performance for the fiscal years ended December 31 of each year from 2010 through 2019. The information reflects financial results for an investor that has been in the Fund since inception. The information has been audited by [ ], an independent registered public accounting firm, whose report, along with the financial statements, are incorporated by reference into the Fund’s SAI. The SAI is available upon request. The following represents per Share data, ratios to average net assets and other financial highlights information for Shareholders.

For a Share outstanding throughout the period:		For the Year Ended December 31, 2019	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017	For the Year Ended December 31, 2016	For the Year Ended December 31, 2015	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010
Net asset value, beginning of period	$	[]	$1,493.37	$1,431.99	$1,450.79	$1,391.82	$1,282.29	$1,161.53	$1,049.63	$1,043.86	$993.96
Net investment loss(b)		[]	(44.96)	(43.09)	(41.35)	(37.78)	(36.69)	(34.37)	(32.01)	(24.74)	(22.98)
Net realized and unrealized gain (loss) from investments		[]	15.33	104.47	22.55	96.75	145.62	155.73	143.91	30.51	72.88
Net increase (decrease) resulting from operations		[]	(29.63)	61.38	(18.80)	58.97	108.93	121.36	111.90	5.77	49.90
Net asset value, end of period	$	[]	$1,463.74	$1,493.37	$1,431.99	$1,450.79	$1,391.82	$1,282.89	$1,161.53	$1,049.63	$1,043.86
Total Return(c)		[]	(1.98)%	4.29%	(1.30)%	4.24%	8.49%	10.45%	10.66%	0.55%	5.02%
Ratio of total expenses to average net assets before expense reimbursements(d)		[]	3.04%	2.96%	2.94%	2.64%	2.76%	2.82%	2.89%	2.54%	2.39%
Ratio of total expenses to average net assets after expense reimbursements(d)		[]	3.04%	2.96%	2.94%	2.64%	2.76%	2.82%	2.89%	2.54%	2.39%
Ratio of net investment loss to average net assets(e)		[]	(2.99)%	(2.94)%	(2.93)%	(2.64)%	(2.76)%	(2.82)%	(2.89)%	(2.34)%	(2.30)%
Portfolio Turnover(f)		[]	22%	14%	21%	20%	17%	24%	11%	18%	23%
Net assets, end of period (000s)	$	[]	$250,650	$281,525	$307,223	$344,630	$347,330	$351,618	$353,264	$408,210	$519,585

(a)	Commencement of operations.
(b)	Calculated based on the average shares outstanding methodology.
(c)

Total return assumes a subscription of a Share in the Fund at the beginning of the period indicated and a repurchase of the Share on the last day of the period indicated, and does not reflect the impact of the sales load, if any, incurred when subscribing to the Fund.

(d)	Includes expenses allocated from the Master Fund.
(e)	Includes income and expenses allocated from the Master Fund.
(f)	The portfolio turnover rate reflects investment activity of the Master Fund.

The above ratios and total return have been calculated for the Shareholders taken as a whole. An individual Shareholder’s return and ratios may vary from these returns and ratios due to the timing of Share transactions and withholding tax allocation, as applicable.

The Fund

The Fund, which is registered under the 1940 Act as a non-diversified, closed-end management investment company, was organized as a Delaware statutory trust on October 31, 2005. The Fund commenced operations on September 1, 2006. The Fund’s principal office is located at 100 Front Street, Suite 400, West Conshohocken, PA 19428, and its telephone number is (800) 421-7572. Investment advisory services are provided to the Master Fund by the Adviser pursuant to the terms of an Investment Advisory Agreement with the Master Fund. Responsibility for monitoring and overseeing the Fund’s investment program and its management and operation is vested in the individuals who serve on the Board of Trustees. Responsibility for monitoring and overseeing the Master Fund’s investment program and its management and operation is vested in the individuals who serve on the Master Fund’s Board of Trustees. The same individuals serve on the Fund’s Board of Trustees and the Master Fund’s Board of Trustees. See “Management of the Fund and the Master Fund—Board of Trustees.”

Use of Proceeds

The proceeds from the sale of Shares, not including the amount of any sales loads paid by investors and net of the Fund’s fees and expenses, are invested by the Fund as of the first business day of the month following the Fund’s receipt of such proceeds in the Offshore Fund, which in turn simultaneously invests all or substantially all of its assets in the Master Fund, a separate closed-end, non-diversified, management investment, company with the same investment objectives and strategies as the Fund.

The Fund expects that following receipt of the offering proceeds by the Master Fund, the Master Fund will invest such proceeds as soon as practicable (but not in excess of six months) after each subscription date, in accordance with the Fund’s and the Master Fund’s investment objective and strategies and consistent with market conditions and the availability of suitable investments, after receipt of such proceeds by the Fund. See “Types of Investments and Related Risks—Risks of Fund of Hedge Funds Structure—Investment Managers May Have Limited Capacity to Manage Additional Master Fund Investments” for a discussion of certain limitations applicable to the Master Fund’s ability to make investments in Investment Funds. See also “Other Risks—Availability of Investment Opportunities” for a discussion of the timing of Investment Funds’ subscription activities, market conditions and other considerations relevant to the timing of the Master Fund’s investments generally.

The Master Fund will pay the Adviser the full amount of the Management Fee, to which the Fund and its Shareholders are indirectly subject, during any period prior to which any of the Master Fund’s assets (including any proceeds received by the Master Fund from the offering of the Fund’s Shares) are invested in Investment Funds.

Structure

The Fund seeks capital appreciation by investing substantially all of its assets in the “Offshore Fund,” a Cayman Islands exempted LDC” with the same investment objectives and strategies as the Fund. The Offshore Fund in turn invests substantially all of its assets in the Master Fund, a registered investment company with the same investment objective and strategies as the Offshore Fund and the Fund. The Offshore Fund serves solely as an intermediate entity through which the Fund invests in the Master Fund. The Offshore Fund makes no independent investment decisions and has no investment or other discretion over the assets. The Offshore Fund is recognized as a corporation under tax laws of the United States. Any assets of the Fund and the Offshore Fund not invested in the Offshore Fund and the Master Fund, respectively, will be de minimis amounts of cash or cash equivalents to meet certain ongoing expenses. Unleveraged investments in entities treated as corporations for U.S. federal income tax purposes generally do not give rise to income that would be taxable to tax-exempt or tax-deferred investors. The Master Fund and the Offshore Fund have the same investment objective and strategies as the Fund. All investments are made at the Master Fund level. Thus, the Fund’s investment results will correspond directly to the investment results of the Master Fund.

Offshore Fund

The Offshore Fund is not registered as an investment company under the 1940 Act, and its securities are not registered under the 1933 Act. The Offshore Fund also is not required to file periodic reports under the 1934 Act. The Offshore Fund serves as an intermediate entity through which the Fund invests in the Master Fund. The Offshore Fund makes no independent investment decisions and has no investment or other discretion over its assets.

The Offshore Fund serves as a pass-through entity whereby UBTI generated by the investment activities of the Master Fund (and Investment Funds) is not ultimately incurred by a member. The Offshore Fund is incorporated under the laws of the Cayman Islands as a LDC and is subject to the taxation provisions of the United States as a corporation. A LDC incorporated in the Cayman Islands offers limited liability to its members. Such an entity generally may only carry on activities in the Cayman Islands in furtherance of its overseas (non-Cayman Islands) activities, such as the making of certain filings and performing other ministerial duties, the holding of board and shareholder meetings and any other activities that are necessary or appropriate to carry out its non-Cayman Islands activities such as investing substantially all of its assets in the Master Fund. The Fund serves as the managing member of the Offshore Fund. The Fund has received no-action relief from the staff of the SEC to permit non-U.S. investors to invest in the Offshore Fund. However, the ability of non-U.S. investors to invest in the Offshore Fund is subject to certain conditions, including a limitation on the ownership percentage non-U.S. investors can have in the Offshore Fund in order to ensure that the Fund will at all times control the Offshore Fund. The Offshore Fund has no independent investment discretion or other decision-making capabilities and effectively is controlled by the Fund’s Board of Trustees. Accordingly, any day-to-day management responsibilities of the Offshore Fund (which are expected to be minimal, such as distributing dividends to the Fund, processing repurchase requests from the Fund and transferring repurchase proceeds to the Fund) will be performed by officers and service providers of the Fund.

Under Cayman Islands law, the liability of the Fund, in its capacity as a member of the Offshore Fund, is limited to the amount contributed, or agreed to be contributed, by the Fund to the capital of the Offshore Fund. In exceptional circumstances, a Cayman Islands court may ignore the separate legal personality of the Offshore Fund, including in the case of fraud, where the device of incorporation is used for an illegal or improper purpose, and where the Offshore Fund can be regarded as a mere agent of a member. As a result, in such a case the Fund, as the Offshore Fund’s managing member, would be directly liable, to the full extent of its assets, for the Offshore Fund’s liabilities. As the Offshore Fund’s managing member, the Fund performs a function equivalent to that of a board of directors in a U.S. corporation. Under Cayman Islands law, a managing member of a company may be liable for breaches of fiduciary duty owed to the company’s other members.

As the Offshore Fund exercises no independent investment discretion, the possibility of a claim for a breach of fiduciary duty owed to the Offshore Fund’s members is limited. Such a claim could, however, be brought by non-U.S. investors in the Offshore Fund who are the Offshore Fund’s other members. As a managing member, the Fund also may be liable for breaches of fiduciary duty owed to the Offshore Fund’s third-party creditors, but only in exceptional circumstances where the Offshore Fund would be insolvent or nearly insolvent.

The Offshore Fund is not subject to regulation under the 1940 Act. See “Types of Investments and Related Risks– Special Investment Instruments and Techniques–Offshore Fund Not Registered under 1940 Act; Not Required to File Reports under 1934 Act.”

Persons deemed to be affiliated with the Offshore Fund are the Fund, the Master Fund, the Adviser, the Distributor, and other Morgan Stanley affiliates.

Specialized Vehicle

The Fund is a specialized investment vehicle that combines many of the features of an investment fund not registered under the 1940 Act, often referred to as a “private investment fund,” with those of a registered closed-end investment company. Private investment funds, such as hedge funds, are commingled asset pools that may engage in a wide variety of investment strategies in pursuing absolute returns, including, among others, leverage, short selling and derivative transactions. Investment Funds typically offer their securities privately without registration under the 1933 Act in large minimum denominations (often at least $1 million) to a limited number of high net worth individual and institutional investors. Investment Funds are excluded from the definition of “investment company,” and hence are not registered as investment companies under the 1940 Act. The general partners or investment advisers of these funds, which are typically structured as limited partnerships or limited liability companies, are usually compensated through asset-based fees and incentive-based allocations. Registered closed-end investment companies are typically organized as corporations, business trusts, limited partnerships or limited liability companies that generally are managed more conservatively than most private investment funds due to certain requirements imposed by the 1940 Act. These registered companies often impose relatively modest minimum investment requirements (such as $2,000 or less) and publicly offer their shares to a broad range of investors, in contrast to the higher minimum investment amounts and limited range of investors which, as set forth above, characterize the offerings of private investment funds’ securities. The advisers to registered closed-end investment companies are typically compensated through asset-based fees.

The Fund is similar to a private investment fund in that, through its indirect investment in the Master Fund, the Fund is actively managed and Shares are sold in relatively large minimum denominations to high net worth individual and institutional investors. In addition, the Investment Managers are typically entitled to receive incentive-based compensation. Unlike many private investment funds, however, the Fund, as a registered closed-end investment company, can offer Shares without limiting the number of Eligible Investors that can participate in its investment program. The structure of the Fund was designed to permit certain special tax status (hence the “STS” in the Fund’s name) sophisticated investors that have a higher tolerance for investment risk to participate in an aggressive investment program without making the more substantial minimum capital commitment that is required by many private investment funds and without subjecting the Fund to the limitations on the number of Eligible Investors faced by many of those funds. The Fund also provides such investors access to the Master Fund, without incurring UBTI, through use of the interpositioned Offshore Fund.

Investment Program

Investment Objective

The Fund seeks capital appreciation by investing substantially all of its assets in the Offshore Fund, which has the same investment objective and strategies as the Fund. The Offshore Fund in turn invests substantially all of its assets in the Master Fund. Through its indirect investment in the Master Fund, the Fund invests its assets in Investment Funds managed by unaffiliated third-party Investment Managers who employ a variety of “absolute return” investment strategies in pursuit of attractive risk-adjusted returns (i.e., returns adjusted to take into account the volatility of those returns, as measured in the manner described below) consistent with the preservation of capital. “Absolute return” refers to a broad class of investment strategies that are managed without reference to the performance of equity, debt and other markets. “Absolute return” investment strategies allow Investment Managers the flexibility to use leveraged or short-sale positions to take advantage of perceived inefficiencies across the global capital markets. These strategies are in contrast to the investment programs of “traditional” registered investment companies, such as mutual funds. “Traditional” investment companies are generally characterized by long-only investments and limits on the use of leverage.

Absolute return strategies can be contrasted with “relative return strategies” which generally seek to outperform a corresponding benchmark equity or fixed income index. Because Investment Funds following absolute return investment strategies (whether hedged or not) are often described as “hedge funds,” the Fund’s investment program (through its indirect investment in the Master Fund) can be broadly referred to as a fund of hedge funds. The Fund measures the volatility of its returns by “standard deviation,” which is a measure of risk that represents the degree to which an investment’s performance has varied from its average performance over a particular period. The obligations of the 1940 Act (and thus the protections thereunder), including limits on leverage, do not apply to Investment Funds.

Through the selection and ongoing monitoring of Investment Funds, the Master Fund seeks to achieve capital appreciation that may exhibit moderate correlation with certain global equity indices and aims not to be disproportionately influenced by the performance of any single Investment Fund. In addition, by investing in a number of Investment Funds that primarily employ a variety of absolute return strategies, the Master Fund seeks to achieve the desired capital appreciation with lower volatility than likely would be achieved by investing with most individual Investment Funds. Investing in a number of Investment Funds involves additional costs.

Investment Philosophy

Traditional registered investment companies, such as mutual funds, generally are subject to significant regulatory restrictions in designing their own investment strategies relating to the use of leverage and the ability to sell securities short. As a registered investment company, the Fund is subject to such restrictions. By contrast, private, unregistered investment funds, such as the Investment Funds in which the Master Fund invests, are not subject to many of these limitations. The Adviser believes that the Master Fund’s strategy of investing substantially all of its assets in these types of Investment Funds creates opportunities to participate in alternative methods of investing that may earn attractive risk-adjusted returns.

The Adviser intends to invest the assets of the Master Fund primarily in Investment Funds that employ the following strategies (among others), which are discussed in more detail below: inefficiencies in the relative pricing of securities (“relative value strategies”), Investment Manager skill and expertise with respect to creating and combining long and short securities selection programs (“security selection strategies”), inefficiencies in commercial financing markets (“specialist credit strategies”), long-term economic trends (“global macro and CTA strategies”) and, on a more limited basis, Investment Manager predictions on the direction of market prices (“directional strategies”). The Adviser believes that a portfolio of alternative investment strategies may produce capital appreciation more consistently and with less volatility than would most individual traditional or alternative investment strategies. The Adviser also believes that the success of an investment program developed around these principles, such as that of the Master Fund, depends on the Adviser’s ability to successfully perform three key tasks: (1) discovering and developing access to attractive Investment Funds, (2) constructing a portfolio consisting of a number of such Investment Funds, and (3) managing and monitoring the risks of the Master Fund’s investments in such Investment Funds.

Because alternative investment strategies may be risky, the Adviser believes it is prudent for the Master Fund to generally invest in these strategies through Investment Funds organized as limited partnerships or other vehicles providing limited liability to their investors. This structure limits the effect that losses incurred by any one Investment Fund will have on the assets of the Master Fund by limiting the Master Fund’s amount at risk to the amount invested in that Investment Fund. In certain circumstances, however, the Adviser believes that it may be appropriate to gain investment exposure to certain Investment Funds by entering into derivative transactions, such as total return swaps, options and forwards. For example, to achieve investment returns equivalent to those achieved by an Investment Manager in whose Investment Fund the Master Fund could not invest directly, perhaps because of its high investment minimum or its unavailability for direct investment, the Master Fund may enter into one or more swap agreements under which the Master Fund may agree, on a net basis, to pay a return based on a floating interest rate, and to receive the total return of the reference Investment Fund over a stated time period. See “Types of Investments and Related Risks—Special Investment Instruments and Techniques—Swap Agreements.” The Master Fund does not expect to gain more than 25% of its total investment exposure via such derivatives. The Master Fund’s investments in derivatives may involve significant economic leverage and thus may, in some circumstances, involve significant risks of loss and increase the volatility of the Master Fund’s returns. These risks may increase dramatically during times where general access to credit is severely impaired (i.e., a “credit crunch”) and/or during general market turmoil, such as that experienced during late 2008. See “Types of Investments and Related Risks—Investment Related Risks—Leverage Utilized by the Master Fund.”

Investment Strategies

The Adviser intends to invest the assets of the Master Fund in Investment Funds that employ a variety of alternative investment strategies. As noted above, the Investment Managers to these Investment Funds generally conduct their investment programs through Investment Funds that have investors other than the Master Fund.

Some examples of the primary investment strategies that the Adviser considers with respect to the Master Fund are described below:

Relative Value Strategies—Relative value strategies focus on identifying and exploiting spread relationships between pricing components of financial assets or commodities, either with respect to single assets or commodities or groups of assets or commodities whose prices are deemed to move in relation to each other. These strategies seek to avoid assuming any outright market risk, although the risk of loss may be significant if the Investment Manager has incorrectly evaluated the nature or extent of the expected spread relationships or if unexpected intervening events affect these relationships. Examples of relative value strategies include the following:

Convertible Arbitrage Strategies—Convertible arbitrage strategies seek to exploit anomalies in price relationships between convertible securities and the securities into which they convert.

Merger Arbitrage Strategies—Merger arbitrage strategies seek to exploit merger activity to capture the spread between current market values of securities and their values after successful completion of a merger, restructuring, or similar corporate transaction.

Mortgage Arbitrage Strategies — Mortgage arbitrage strategies seek to generate both current income and capital appreciation through a variety of long and short mortgage-related investment strategies.

Statistical Arbitrage Strategies—Statistical arbitrage strategies seek to use systematic models to build long and short portfolios of securities whose current prices are predicted to increase or decrease based on established statistical relationships.

Other Arbitrage Strategies—Other arbitrage strategies seek to exploit anomalies in price spreads between related or similar instruments. These strategies will typically include fixed income, capital structure, volatility, and mortgage-backed securities arbitrage.

Security Selection Strategies—Security selection strategies combine long positions and short sales with the aim of benefiting from the Investment Manager’s ability to select investments while offsetting some systematic market risks. Market exposure can vary substantially, leading to a wide range of risk and return profiles. There is, in addition, no guarantee that an Investment Manager will be able to minimize systematic or other risks effectively. Security selection strategies are primarily, though not exclusively, equity-based, but they may also involve sovereign and corporate debt securities. There are three primary categories of security selection strategies:

Opportunistic Equity Strategies—Opportunistic equity strategies seek to maintain varying degrees of directional exposure (i.e., exposure to changes in securities’ values) to equity markets, based on the Investment Managers’ assessment of market conditions and underlying company fundamentals. Core long holdings of some Investment Funds may be concentrated, depending on the investment approach of the Investment Manager. Higher degrees of position concentration and directional exposure have the potential for higher volatility of returns than less directional strategies. While some opportunistic equity strategies are diversified across industries, others are focused exclusively on certain geographic regions or industries. Investments in specific geographic regions or industries may, at times, be subject to volatility greater than that of market indices. As a result, the returns of the Fund have the potential to experience volatility higher than that of global equity indices.

High Hedge Equity Strategies—High hedge equity strategies seek to have limited or low net exposure to equity markets. Investment Funds may maintain short equity positions that attempt to mitigate a portion of the market exposure resulting from the Investment Funds’ long equity positions. Although the net market exposure of the Investment Funds pursuing this strategy may be lower than opportunistic equity strategies, the Investment Funds may be subject to significant exposures at the security or industry level.

Activist Equity Strategies—Activist equity strategies seek to accumulate concentrated positions in order to exert influence on underlying company management with the objective of increasing shareholder value. The Investment Manager may work with the management team of the target company to design an alternate strategic plan and assist them in its execution and may secure appointment of persons to the target company’s management team or board of directors. If necessary, the Investment Manager may initiate shareholder actions (including those that may be opposed by the target company’s management) seeking to maximize value, including corporate restructurings, share repurchases, management changes, asset sales and/or divestitures. Investment Funds pursuing activist strategies will generally have significant market exposures at the security or industry level, taking minimal short positions, if any.

Specialist Credit Strategies—Specialist credit strategies seek to lend to credit-sensitive issuers (generally below investment grade, typically referred to as “junk” issuers). Their potential investment edge is derived from the Investment Manager’s expected ability to perform a high level of due diligence and to take advantage of what the Investment Manager discerns to be relatively inexpensive securities. The securities may be inexpensive due to regulatory anomalies or other constraints on traditional lenders (e.g., disclosure rules and speed of decision-making processes). Risk of loss may be significant if the Investment Manager’s credit judgments are incorrect. There are three distinct specialist credit strategies:

Credit Trading Strategies—Credit trading strategies seek exposure to credit-sensitive securities (whether long, short, or both) based on credit analysis of issuers and securities and on credit market views.

Distressed Securities Strategies—Distressed securities strategies seek to invest in companies suffering financial distress. They seek capital appreciation and do not focus on the high-yield nature of the assets.

Private Placement Strategies—Private placement strategies seek to make short-term private placements in companies, usually pursuant to Regulation D under the 1933 Act. Regulation D allows small firms to raise capital very quickly and relatively cheaply. Investment Managers seek to benefit from underpriced equity options often embedded in the financing transaction.

Directional Strategies—Directional trading strategies are based on speculating on the direction of market prices of currencies, equities, bonds, and commodities in the futures and cash markets. Investment horizons vary considerably, but a key characteristic of the strategies is that Investment Managers can normally reverse their market view as they see a situation unfold. Some Investment Managers may employ model-based systems to generate buy and sell signals. Others use a more subjective approach, ultimately using their own discretionary judgment in implementing trades. Risk of loss may be significant if the Investment Manager’s judgment is incorrect as to the direction, timing, or extent of expected market moves. Strategies include without limitation macro trading, tactical asset allocations, and commodity trading activities.

Global Macro and CTA Strategies—Global macro and CTA strategies can be characterized as following long-term economic trends. Global macro hedge funds can be classified as utilizing either a “systematic” approach, using quantitative methods such as computer models and simulations in their trading strategies, or a “discretionary” approach, relying on manager discretion in their trading strategies. Global macro managers use price and volume information in conjunction with valuation information as inputs in their trading decisions. CTA strategies typically focus on managed futures, either on their own or in combination with other derivatives, and can be classified as either long-term trend followers or short-term managed future program styles. CTA managers primarily use price and volume information as inputs in their trading decisions.

Investment Selection

The Adviser is responsible for the allocation of assets to various Investment Funds, subject to policies adopted by the Master Fund’s Board of Trustees.

The Adviser selects opportunistically from a wide range of Investment Funds in order to create a broad-based portfolio of such funds while seeking to invest in compelling investment strategies and with promising Investment Managers at optimal times.

The Adviser and its personnel use a wide range of resources to identify attractive Investment Funds and promising investment strategies for consideration in connection with investments by the Master Fund. These resources include, but are not limited to, the experience of the Adviser’s personnel and their contacts with Investment Managers; academics and prime-broker groups; Morgan

Stanley’s global network (subject to third-party confidentiality obligations, information barriers established by Morgan Stanley in order to manage potential conflicts of interest, and applicable allocation policies); conferences and seminars; contacts with selected family offices and investors in other funds managed by the Adviser or its affiliates; academic journals and database research; and ideas generated from within the Adviser.

To narrow the set of Investment Funds and investment strategies initially identified for consideration, the Adviser conducts ongoing analysis of Investment Managers and investment strategies. The Adviser’s criteria include both quantitative measures such as past performance and systematic risk exposures, to the extent that data is available; qualitative factors such as the reputation, experience and training of the Investment Manager; and the ability of the Investment Manager to articulate a coherent investment philosophy and risk control process.

The Adviser expects that only a few Investment Funds will be deemed sufficiently interesting to warrant further review after the initial analysis. Following this analysis, the Adviser conducts extensive due diligence on the Investment Funds that it considers likely to generate superior, risk-adjusted returns consistent with the Adviser’s views at that time as to both the most attractive strategy types and the needs of the Master Fund’s existing portfolio. The due diligence process typically includes meetings with the Investment Manager to seek to understand the Investment Manager’s investment strategy, investment philosophy and portfolio construction procedures. The due diligence process seeks to identify the types of securities and other instruments held or techniques utilized and to confirm the presence of and adherence to an investment and risk control process. The due diligence process also typically includes quantitative analysis of the investment strategy, including an analysis of past performance history and risk factors.

If the Adviser’s assessment of the abilities of the Investment Manager and the attractiveness of the investment strategy employed by the Investment Manager are sufficiently positive, then further due diligence typically will be performed. The additional diligence generally involves an analysis of the operational and legal structure of the Investment Fund and background investigations of the Investment Manager. The Investment Manager’s fee structure, the depth and quality of the Investment Manager’s organization, the legal terms and conditions of the Investment Fund’s governing documents, the potential for developing and maintaining a long-term relationship with the Investment Manager and the likely alignment of interests between the Investment Fund, its Investment Manager and the Master Fund are examples of factors that the Adviser typically investigates.

The Adviser’s personnel have extensive experience and expertise with alternative investment strategies and Investment Managers and have evaluated numerous Investment Funds representing many categories of alternative investments and utilizing various investment strategies. They also have extensive experience in directly managing alternative investment strategies. The Adviser believes that this combination of evaluation expertise and direct investment experience enables it to understand the opportunities and risks associated with investing in the Investment Funds. For a more complete description of the experience of the personnel of the Adviser who are principally responsible for the management of the Master Fund, see “The Adviser.”

Portfolio Construction

The Adviser allocates Master Fund assets among the Investment Funds that, in its view, represent attractive investment opportunities. Allocation depends on the Adviser’s assessment of the likely risks and returns of various investment strategies that the Investment Funds utilize and the likely correlation among the Investment Funds under consideration. The Adviser generally seeks to invest substantially all of the Master Fund’s assets in Investment Funds whose expected risk-adjusted returns are deemed attractive and likely to have limited correlations among each other or with fixed income or equity indices. The Adviser periodically reallocates the Master Fund’s investments among Investment Funds in order to increase the Fund’s expected risk-adjusted return.

While each of the Fund and the Master Fund is a “non-diversified” fund under the 1940 Act, the Adviser believes it is important to maintain a broad-based portfolio in order to reduce the effect on the Master Fund of losses or poor returns by any one Investment Fund. There is no guarantee, however, that the Master Fund will be able to avoid substantial losses due to poor returns by an Investment Fund or that the Adviser’s expectations regarding Investment Funds’ limited correlations among each other or with fixed income or equity indices will prove correct. The Adviser typically endeavors to limit the exposure to any one type of investment strategy to less than 35% of the Master Fund’s gross assets (measured over time and subject to underlying Investment Funds’ liquidity constraints) and to limit investments in any one Investment Fund to no more than 15% of the Master Fund’s gross assets (measured at the time of purchase). The Adviser limits Master Fund investments in any one Investment Fund to less than 5% of such Investment Fund’s outstanding voting securities. See “Types of Investments and Related Risks—Risks of Fund of Hedge Funds Structure—Investments in Non-Voting Stock; Inability to Vote.”

Investment Funds in which the Master Fund invests are not subject to the Fund’s or the Master Fund’s investment restrictions and are generally not subject to any investment limitations under the 1940 Act or the Code (as hereinafter defined). Therefore, neither the Fund nor the Master Fund is entitled to the protections of the 1940 Act with respect to the Investment Funds.

For example, the Investment Funds are not required to, and may not, hold custody of their assets in accordance with the requirements of the 1940 Act. As a result, bankruptcy or fraud at institutions, such as brokerage firms, banks, or administrators, into whose custody those Investment Funds have placed their assets could impair the operational capabilities or the capital position of the Investment Funds and may, in turn, have an adverse impact on the Fund.

In response to adverse market, economic or political conditions, the Master Fund may invest temporarily in high quality fixed income securities, money market instruments and affiliated or unaffiliated money market funds or may hold cash or cash equivalents for temporary defensive purposes. In addition, the Master Fund may also make these types of investments pending the investment of assets in Investment Funds or to maintain the liquidity necessary to effect repurchases of the Master Fund’s Shares.

Leverage

The Master Fund may borrow money in connection with its investment activities—i.e., the Master Fund may utilize leverage. Specifically, the Master Fund may borrow money through a credit facility to fund investments in Investment Funds up to the limits of the Asset Coverage Requirement. The Master Fund may also borrow money through a credit facility to manage timing issues in connection with the acquisition of its investments (i.e., to provide the Master Fund with temporary liquidity to acquire investments in Investment Funds in advance of the Master Fund’s receipt of redemption proceeds from another Investment Fund). The Master Fund has entered into a Credit Facility with the Lender. Pursuant to the terms of the Credit Facility, the Master Fund may borrow money from the Lender up to 25% of the value of the Master Fund’s qualifying asset pool (and further subject to the Asset Coverage Requirement). The Credit Facility is currently scheduled to terminate as of October 21, 2020, but may be extended. Upon the termination of the Credit Facility, the Master Fund must repay all amounts borrowed pursuant to the terms thereunder.

The 1940 Act requires a registered investment company to satisfy an Asset Coverage Requirement. This requirement means that the value of the investment company’s total indebtedness may not exceed one-third the value of its total assets (including the indebtedness). The 1940 Act also requires that dividends may not be declared if this Asset Coverage Requirement is breached. The Master Fund’s borrowings will at all times be subject to the Asset Coverage Requirement. The Adviser intends to limit the Master Fund’s borrowings such that the Master Fund will have asset coverage of at least 400% of its indebtedness. In addition to borrowing money, the Master Fund may also incur economic leverage via the use of derivatives.

Investment Funds may also utilize leverage in their investment activities. Borrowings by Investment Funds are not subject to the Asset Coverage Requirement. Accordingly, the Master Fund’s portfolio may be exposed to the risk of highly leveraged investment programs of certain Investment Funds and the volatility of the value of Shares may be great, especially during times of a “credit crunch” and/or general market turmoil, such as that experienced during late 2008. In general, the use of leverage by Investment Funds or the Master Fund may increase the volatility of the Investment Funds or the Master Fund. See “Types of Investments and Related Risks—Investment Related Risks—Leverage Utilized by the Master Fund” and “Types of Investments and Related Risks—Investment Related Risks—Leverage Utilized by Investment Funds.”

Risk Management and Monitoring of Investments

As noted above, unregistered investment funds typically have greater flexibility than traditional registered investment companies as to the types of securities the unregistered funds hold, the types of trading strategies used, and, in some cases, the extent to which leverage is used. The Investment Managers selected by the Master Fund have full discretion, without the Master Fund’s input, to purchase and sell securities and other investments for their respective Investment Funds consistent with the relevant investment advisory agreements or governing documents of the Investment Funds. The Investment Funds are generally not limited in the markets in which they invest, either by location or type, such as U.S. or non-U.S., large capitalization or small capitalization, or the investment discipline that they may employ, such as value or growth or bottom-up or top-down analysis. These Investment Funds may invest and trade in a wide range of securities and other financial instruments and may pursue various investment strategies and techniques for both hedging and non-hedging purposes. Although the Investment Funds will primarily invest and trade in equity and debt securities, they may also invest and trade in equity-related instruments, currencies, financial futures, debt-related instruments, and any other instruments that are deemed appropriate by the relevant Investment Manager and permitted under the relevant Investment Fund’s governing documents. The Investment Funds may also sell securities short, purchase and sell option and futures contracts and engage in other derivative transactions, subject to certain limitations described elsewhere in this Prospectus. The use of one or more of these techniques may be an integral part of the investment program of an Investment Fund and involves certain risks. The Investment Funds may use leverage, which also entails risk. See “Types of Investments and Related Risks—Investment Related Risks—Leverage Utilized by Investment Funds.”

The Adviser monitors the risks of individual Investment Funds and of the portfolio in the aggregate. The primary goal of this process with respect to individual Investment Funds is to determine the degree to which the Investment Funds are performing as expected and to gain early insight into factors that might call for an increase or decrease in the allocation of the Master Fund’s assets among those Investment Funds. With respect to aggregate portfolio monitoring, the Adviser endeavors to monitor, to the best of its ability, the Master Fund’s aggregate exposures to various alternative investment strategies and to various aggregate risks. The Adviser may use futures, options, swaps or other instruments to balance the overall mix and/or manage risk, subject to certain limitations contained in the 1940 Act. Such derivatives may be based on various underlying instruments, including Investment Funds, individual securities, securities indices or interest rates. Such derivatives entail certain risks. See “Types of Investments and Related Risks—Special Investment Instruments and Techniques.”

The Adviser monitors the operation and performance of an Investment Fund as frequently as the Adviser believes is appropriate in light of the strategy followed by the Investment Manager and prevailing market conditions. The Adviser solicits such information from the Investment Manager and other sources, such as prime brokers, that the Adviser deems necessary to properly assess the relative success or failure of an Investment Fund. Prime brokers typically are large full-service brokerages that provide clients with research-related goods and services and support infrastructure to engage in various trading strategies. Morgan Stanley, as prime broker, may be privy to non-public information about the performance of an Investment Fund, which it generally would not disclose to the Adviser, the Fund, the Master Fund or Shareholders without express permission to do so. Accordingly, Shareholders may not know important information that could result in a deterioration in the Master Fund’s performance notwithstanding that certain affiliates or entities within Morgan Stanley will have such information. The Adviser conducts reviews with Investment Managers and the Adviser’s network and analyses of data. Changes in leverage, personnel, market behavior, expenses, litigation, capital resources, economic conditions and other factors may be monitored, as appropriate and to the extent the information is available to the Adviser.

Based on the Adviser’s assessment of factors such as (i) the degree to which the Investment Manager is pursuing an investment strategy consistent with its stated policy; (ii) whether and to what degree the focus, incentives and investment strategy of the Investment Manager have changed; and (iii) whether the investment strategy employed remains consistent with the objectives of the Fund, the Adviser may periodically adjust the Master Fund’s allocations among Investment Funds.

The Master Fund’s investment program entails substantial risks. There can be no assurances that the investment objectives of the Master Fund (including its risk monitoring goals) will be achieved, and results may vary substantially over time. The Master Fund may consider it appropriate, subject to applicable laws and regulations, to utilize forward and futures contracts, options, swaps, other derivative instruments, short sales, margin, or leverage in the Master Fund’s investment program. Such investment techniques can substantially increase the adverse impact to which the Master Fund’s investment portfolio, and thus the Fund, may be subject. See “Types of Investments and Related Risks—Special Investment Instruments and Techniques.”

Types of Investments and Related Risks

General

The value of the Fund’s total net assets may be expected to fluctuate in response to fluctuations in the value of the Investment Funds in which the Master Fund invests. Discussed below are the investments generally made by Investment Funds and, where applicable, the Master Fund directly, and the principal risks that the Adviser, the Master Fund and the Fund believe are associated with those investments. These risks will, in turn, have an effect on the Fund through its indirect investment in the Master Fund. The Master Fund invests substantially all its assets in Investment Funds. The Master Fund’s direct investments generally are limited to derivative investments to gain exposure to certain Investment Funds, such as total return swaps, options and futures. Additionally, in response to adverse market, economic or political conditions, the Master Fund may invest temporarily in high quality fixed income securities, money market instruments and affiliated or unaffiliated money market funds or may hold cash or cash equivalents for temporary defensive purposes. In addition, the Master Fund may also make these types of investments pending the investment of assets in Investment Funds or to maintain the liquidity necessary to effect repurchases of the Master Fund’s shares. When the Master Fund takes a defensive position or otherwise makes these types of investments, it may not achieve its investment objective.

Investment Related Risks

General Economic and Market Conditions. The success of the Fund’s activities may be affected by general economic and market conditions, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws, and national and international political circumstances. These factors may affect the level and volatility of security prices and liquidity of the Fund’s investments. Unexpected volatility or lack of liquidity, such as the general market conditions that prevailed during the 2008 financial crisis, could impair the Fund’s profitability or result in its suffering losses.

Market and Geopolitical Risk. The value of your investment in the Fund is based on the market prices of the securities the Investment Funds hold. These prices change daily due to economic and other events that affect markets generally, as well as those that affect particular regions, countries, industries, companies or governments. These price movements, sometimes called volatility, may be greater or less depending on the types of securities an Investment Fund owns and the markets in which the securities trade.

The increasing interconnectivity between global economies and financial markets increases the likelihood that events or conditions in one region or financial market may adversely impact issuers in a different country, region or financial market. Securities in an Investment Fund’s portfolio may underperform due to inflation (or expectations for inflation), interest rates, global demand for particular products or resources, natural disasters, terrorism, regulatory events and governmental or quasi-governmental actions. The occurrence of global events similar to those in recent years, such as terrorist attacks around the world, natural disasters, pandemics, epidemics, social and political discord or debt crises and downgrades, among others, may result in market volatility and may have long term effects on both the U.S. and global financial markets. It is difficult to predict when similar events affecting the U.S. or global financial markets may occur, the effects that such events may have and the duration of those effects. Any such event(s) could have a significant adverse impact on the value and risk profile of an Investment Fund’s portfolio.

Highly Volatile Markets. Financial markets may be highly volatile from time to time. The prices of commodities contracts and all derivative instruments, including futures and options, can be highly volatile. Price movements of forwards, futures and other derivative contracts are influenced by, among other things, interest rates; changing supply and demand relationships; trade, fiscal, monetary and exchange control programs and policies of governments; and national and international political and economic events and policies. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those in currencies, financial instruments, futures and options. Intervention often is intended directly to influence prices and may, together with other factors, cause all such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. An Investment Fund also is subject to the risk of the failure of any exchanges on which its positions trade, of their clearinghouses, of any counterparty to an Investment Fund’s transactions or of any service provider to an Investment Fund (such as an Investment Fund’s “prime broker”). In times of general market turmoil, even large, well-established financial institutions may fail rapidly with little warning.

Investment Funds are subject to the risk that trading activity in securities in which the Investment Funds invest may be dramatically reduced or cease at any time, whether due to general market turmoil, problems experienced by a single issuer or a market sector or other factors. If trading in particular securities or classes of securities is impaired, it may be difficult for an Investment Fund to properly value any of its assets represented by such securities. In particular, due to the deterioration of the credit markets beginning in 2007, the trading market for certain classes of securities (such as collateralized debt obligations backed by mortgages (especially subprime mortgages), asset backed commercial paper issued by structured investment vehicles and auction rate preferred shares) was dramatically impaired, resulting in greater difficulties valuing such securities for which a robust market previously had existed. For additional valuation risks to which Investment Funds may be subject, see “Types of Investments and Related Risks—Risks of Fund of Hedge Funds Structure—Valuation.”

The deterioration of the credit markets for a period beginning in late 2007 generally caused an adverse impact in a broad range of markets, including U.S. and international credit and interbank money markets generally, thereby affecting a wide range of financial institutions and markets. In particular, events in the financial sector during late 2008 resulted in an unusually high degree of volatility in the financial markets, both domestic and foreign, and similar market disruption could occur again in the future. More recently, concerns about political instability, questions about the strength and sustainability of the U.S. economic recovery, concerns about the growing federal debt and slowing growth in China, are factors which continue to concern the financial markets and create volatility. The Master Fund may invest in Investment Funds that have substantial exposure to the securities of financial services companies. During the financial crisis, numerous financial services companies experienced substantial declines in the valuations of their assets, took action to raise capital (such as the issuance of debt or equity securities), or even ceased operations. These actions caused the securities of many financial services companies to experience a dramatic decline in value. Moreover, certain financial companies avoided collapse at that time due to intervention by the U.S. regulatory authorities (such as the Federal Deposit Insurance Corporation or the Federal Reserve System), but such interventions often did not avert a substantial decline in the value of such companies’ common stock. Issuers that have exposure to the real estate, mortgage and credit markets may be particularly affected by subsequent adverse events affecting these sectors and general market turmoil. Moreover, legal or regulatory changes applicable to financial services companies may adversely affect such companies’ ability to generate returns and/or continue certain lines of business. See “Other Risks—Regulatory Change.”

Hedge funds may be forced to “deleverage” by selling large portions of their investments in a fairly short period of time in the event of market turmoil (which may cause many financial services companies to reduce or terminate the credit they extend to hedge funds) or other adverse events (such as the conditions that occurred during the financial crisis). If an Investment Fund is required to deleverage in such fashion, its returns will likely be substantially reduced, and it may be forced to liquidate entirely if it cannot cover its outstanding indebtedness. See “Types of Investment and Related Risks—Investment Related Risks—Leverage Utilized by the Master Fund” and “Types of Investment and Related Risks—Investment Related Risks—Leverage Utilized by Investment Funds.” The Master Fund may take a position in Investment Funds that invest in the publicly traded and privately placed equity or other securities of companies in the information technology and Internet sectors. These investments are subject to inherent market risks and fluctuations as a result of company earnings, economic conditions and other factors beyond the control of the Adviser. The public equity markets have in the past experienced significant price volatility.

General Risks of Securities Activities. All securities investing and trading activities risk the loss of capital. Although the Adviser will attempt to moderate these risks, no assurance can be given that the Master Fund’s investment activities will be successful or that Shareholders will not suffer losses. To the extent that the portfolio of an Investment Fund is concentrated in securities of a single issuer or issuers in a single industry, the risk of any investment decision made by the Investment Manager of such Investment Fund is increased. Following below are some of the more significant specific risks that the Adviser and the Fund believe are associated with the Investment Funds’ styles of investing.

Equity Securities. Investment Funds may hold long and short positions in common stocks, preferred stocks and convertible securities of U.S. and non-U.S. issuers. Investment Funds also may invest in depositary receipts or shares relating to non-U.S. securities. See “Types of Investment and Related Risks – Investment Related Risks – Non-U.S. Securities.” In general, prices of equity securities are more volatile than those of fixed income securities. The prices of equity securities fluctuate, and sometimes widely fluctuate, in response to activities specific to the issuer of the security as well as factors unrelated to the fundamental condition of the issuer, including general market, economic and political conditions. Investment Funds may purchase securities in all available securities trading markets and may invest in equity securities without restriction as to market capitalization, such as those issued by smaller capitalization companies, including micro cap companies. See “Smaller Capitalization Issuers.”

Bonds and Other Fixed Income Securities. Investment Funds may invest in bonds and other fixed income securities, both U.S. and non-U.S., and may take short positions in these securities. Investment Funds will invest in these securities when they offer opportunities for capital appreciation (or capital depreciation in the case of short positions) and may also invest in these securities for temporary defensive purposes and to maintain liquidity. Fixed income securities include, among other securities: bonds, notes and debentures issued by U.S. and non-U.S. corporations; debt securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities (“U.S. government securities”) or by a non-U.S. government; municipal securities; and mortgage-backed and asset-backed securities. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility resulting from, among other things, interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (i.e., market risk). The Investment Funds may face a heightened level of interest rate risk in times of monetary policy change and uncertainty, such as when the Federal Reserve Board ends a quantitative easing program and/or raises rates. The duration of a fixed income security is an attempt to quantify and estimate how much the security’s price can be expected to change in response to changing interest rates. For example, when the level of interest rates increases by 1%, a fixed income security having a positive duration of four years generally will decrease in value by 4%; when the level of interest rates decreases by 1%, the value of that same security generally will increase by 4%. Accordingly, securities with longer durations are likely to be more sensitive to changes in interest rates, generally making them more volatile than securities with shorter durations.

Investment Funds may invest in fixed income securities rated investment grade or non-investment grade (commonly referred to as “high yield/high risk securities” or “junk bonds”) and may invest in unrated fixed income securities. Non-investment grade securities are fixed income securities rated below Baa3 by Moody’s Investors Service, Inc. (“Moody’s”) or below BBB by Standard & Poor’s Rating Group, a division of The McGraw-Hill Companies, Inc. (“S&P”), or if unrated considered by an Investment Manager to be equivalent quality. Non-investment grade debt securities in the lowest rating categories or unrated debt securities determined to be of comparable quality may involve a substantial risk of default or may be in default. An Investment Fund’s investments in non-investment grade securities expose it to a substantial degree of credit risk. Non-investment grade securities are subject to greater risk of loss of income and principal than higher rated securities and may be considered speculative. Non-investment grade securities may be issued by companies that are restructuring, are smaller and less creditworthy or are more highly indebted than other companies, and therefore they may have more difficulty making scheduled payments of principal and interest. Non-investment grade securities may experience reduced liquidity, and sudden and substantial decreases in price. An economic downturn affecting an issuer of non-investment grade debt securities may result in an increased incidence of default. In the event of a default, an Investment Fund may incur additional expenses to seek recovery. In addition, the market for lower grade debt securities may be thinner and less active than for higher grade debt securities. Fixed income securities are also susceptible to liquidity risk (i.e., the risk that certain investments may become difficult to purchase or sell).

Fixed income securities may experience reduced liquidity due to the lack of an active market and the reduced number and capacity of traditional market participants to make a market in fixed income securities, which may occur to the extent traditional dealer counterparties that engage in fixed income trading do not maintain inventories of corporate bonds (which provide an important indication of their ability to “make markets”) that keep pace with the growth of the bond markets over time. Liquidity risk also may be magnified in a rising interest rate environment or other circumstances where investor redemptions from fixed income mutual funds, exchange-traded funds or hedge funds may be higher than normal, causing increased supply in the market due to selling activity.

Mortgage-Backed Securities. Investment Funds may invest in mortgage-backed securities. The investment characteristics of mortgage-backed securities differ from those of traditional debt securities. Among the major differences are that interest and principal payments on mortgage-backed securities are made more frequently, usually monthly, and that principal may be prepaid at any time because the underlying mortgage loans generally may be prepaid at any time. Investments in mortgage-backed securities are subject to the risk that if interest rates decline, borrowers may pay off their mortgages sooner than expected, which may adversely affect an Investment Fund’s performance by forcing the Investment Fund to reinvest at a lower interest rate. Prepayment rates can shorten or extended the average life of an Investment Fund’s mortgage securities. Rates of prepayment which are faster or slower than anticipated by an Investment Manager may reduce yields, increase volatility and/or cause an Investment Fund to lose NAV. Further, particular investments may underperform relative to hedges that the Investment Funds may have entered into for these investments, resulting in a loss to the Investment Fund. In particular, prepayments (at par) may limit the potential upside of many mortgage-backed securities to their principal or par amounts, whereas their corresponding hedges often have the potential for large losses.

The Investment Funds may also invest in structured notes, variable rate mortgage-backed securities, including adjustable-rate mortgage securities (“ARMs”), which are backed by mortgages with variable rates, and certain classes of collateralized mortgage obligation (“CMO”) derivatives, the rate of interest payable under which varies with a designated rate or index. The value of these investments is closely tied to the absolute levels of such rates or indices, or the market’s perception of anticipated changes in those rates or indices. This introduces additional risk factors related to the movements in specific indices or interest rates that may be difficult or impossible to hedge, and which also interact in a complex fashion with prepayment risks.

Mortgage-backed securities are also subject to the risk of delinquencies on mortgage loans underlying such securities. An unexpectedly high rate of defaults on the mortgages held by a mortgage pool may adversely affect the value of a mortgage-backed security and could result in losses to an Investment Fund. So-called “subprime” mortgages (mortgage loans made to borrowers with weakened credit histories or with a lower capacity to make timely payments on their mortgages) have experienced higher rates of delinquency in recent years. Increased mortgage delinquencies may adversely impact the market for mortgage-backed securities generally (including derivatives or other instruments linked to the value of such securities) and lead to turmoil in the credit markets generally, as happened in the period beginning in 2007. In particular, holders of mortgage-backed securities may experience great difficulty in valuing such securities if there is a reduced market for mortgage-backed securities (as happened during the same period). See “Types of Investments and Related Risks—Investment Related Risks—Highly Volatile Markets” and “Types of Investments and Related Risks—Risks of Fund of Hedge Funds Structure—Valuation.”

Non-U.S. Securities. Investment Funds may invest in securities of non-U.S. issuers and in depositary receipts or shares (of both a sponsored and non-sponsored nature), such as American Depositary Receipts, American Depositary Shares, Global Depositary Receipts or Global Depositary Shares (referred to collectively as “ADRs”), which represent indirect interests in securities of non-U.S. issuers. Sponsored depositary receipts are typically created jointly by a foreign private issuer and a depositary. Non-sponsored depositary receipts are created without the active participation of the foreign private issuer of the deposited securities. As a result non-sponsored depositary receipts may be viewed as riskier than depositary receipts of a sponsored nature. Non-U.S. securities in which Investment Funds may invest may be listed on non-U.S. securities exchanges or traded in non-U.S. over-the-counter markets (“OTC”). Investments in non-U.S. securities are subject to risks generally viewed as not present in the United States. These risks include: varying custody, brokerage and settlement practices; difficulty in pricing of securities; less public information about issuers of non-U.S. securities; less governmental regulation and supervision over the issuance and trading of securities than in the United States; the lack of availability of financial information regarding a non-U.S. issuer or the difficulty of interpreting financial information prepared under non-U.S. accounting standards; less liquidity and more volatility in non-U.S. securities markets; the possibility of expropriation or nationalization; the imposition of withholding and other taxes; adverse political, social or diplomatic developments; limitations on the movement of funds or other assets between different countries; difficulties in invoking legal process abroad and enforcing contractual obligations; and the difficulty of assessing economic trends in non-U.S. countries. In addition, investments in certain foreign markets, which have historically been considered stable, may become more volatile and subject to increased risk due to ongoing developments and changing conditions in such markets. Moreover, the growing interconnectivity of global economies and financial markets has increased the probability that adverse developments and conditions in one country or region will affect the stability of economies and financial markets in other countries or regions. Governmental issuers of non-U.S. securities may also be unable or unwilling to repay principal and interest due, and may require that the conditions for payment be renegotiated. Investment in non-U.S. countries typically also involves higher brokerage and custodial expenses than does investment in U.S. securities.

The risks associated with investing in non-U.S. securities may be greater with respect to those issued by companies located in emerging market or less developed countries, which are countries that major international financial institutions generally consider to be less economically mature than developed nations, such as the United States or most nations in Western Europe. Emerging market or developing countries may be more likely to experience political turmoil or rapid changes in economic conditions than more developed countries, and the financial condition of issuers in emerging market or developing countries may be more precarious than in other countries. In addition, emerging market securities generally are less liquid and subject to wider price and currency fluctuations than securities issued in more developed countries. These characteristics result in greater risk of price volatility in emerging market or developing countries, which may be heightened by currency fluctuations relative to the U.S. dollar.

Certain foreign markets may rely heavily on particular industries or foreign capital and are more vulnerable to diplomatic developments, the imposition of economic sanctions against a particular country or countries, organizations, entities and/or individuals, changes in international trading patterns, trade barriers and other protectionist or retaliatory measures. Economic sanctions could, among other things, effectively restrict or eliminate an Investment Fund’s ability to purchase or sell securities or groups of securities for a substantial period of time, and may make the Investment Fund’s investments in such securities harder to value. International trade barriers or economic sanctions against foreign countries, organizations, entities and/or individuals may adversely affect an Investment Fund’s foreign holdings or exposures. Investments in foreign markets may also be adversely affected by governmental actions such as the imposition of capital controls, nationalization of companies or industries, expropriation of assets or the imposition of punitive taxes. Governmental actions can have a significant effect on the economic conditions in foreign countries, which also may adversely affect the value and liquidity of an Investment Fund’s investments. For example, the governments of certain countries may prohibit or impose substantial restrictions on foreign investing in their capital markets or in certain sectors or industries. In addition, a foreign government may limit or cause delay in the convertibility or repatriation of its currency which would adversely affect the U.S. dollar value and/or liquidity of investments denominated in that currency. Any of these actions could severely affect security prices, impair the Fund’s ability to purchase or sell foreign securities or transfer an Investment Fund’s assets back into the United States, or otherwise adversely affect the Investment Fund’s operations. Certain foreign investments may become less liquid in response to market developments or adverse investor perceptions, or become illiquid after purchase by an Investment Fund, particularly during periods of market turmoil. Certain foreign investments may become illiquid when, for instance, there are few, if any, interested buyers and sellers or when dealers are unwilling to make a market for certain securities. When an Investment Fund holds illiquid investments, its portfolio may be harder to value.

Short Sales. An Investment Fund may attempt to limit its exposure to a possible market decline in the value of its portfolio securities through short sales of securities that its Investment Manager believes possess volatility characteristics similar to those being hedged. An Investment Fund may also use short sales for non-hedging purposes to pursue its investment objectives if, in the Investment Manager’s view, the security is over-valued in relation to the issuer’s prospects for earnings growth. Short selling is speculative in nature and, in certain circumstances, can substantially increase the effect of adverse price movements on an Investment Fund’s portfolio. A short sale of a security involves the risk of an unlimited increase in the market price of the security that can in turn result in an inability to cover the short position and a theoretically unlimited loss. No assurance can be given that securities necessary to cover an Investment Fund’s short position will be available for purchase.

An Investment Fund may make “short sales against-the-box,” in which it will sell short securities it owns or has the right to obtain without payment of additional consideration. If an Investment Fund makes a short sale against-the-box, it will be required to set aside securities equivalent in kind and amount to the securities sold short (or securities convertible or exchangeable into those securities) and will be required to hold those securities while the short sale is outstanding. An Investment Fund will incur transaction costs, including interest expenses, in connection with initiating, maintaining and closing-out short sales against-the-box.

On September 19, 2008, in response to spreading turmoil in the financial markets, the SEC temporarily banned short selling in the stocks of numerous financial services companies, and also promulgated new disclosure requirements with respect to short positions held by investment managers. Various international regulatory bodies, including the United Kingdom’s Financial Conduct Authority, also promulgated restrictions on short selling at that time. The SEC’s temporary ban on short selling of such stocks has since expired, but similar restrictions and/or additional disclosure requirements may be promulgated at any time, especially if market turmoil recurs. If Investment Funds are subjected to such new restrictions, they may be forced to cover short positions more quickly than otherwise intended and may suffer losses as a result. Such restrictions may also adversely affect the ability of Investment Funds to execute their investment strategies generally, especially if short selling is a fundamental element of their strategies. The SEC has subsequently adopted amendments to Regulation SHO under the 1934 Act that restrict the ability to engage in a short sale at a price that is less than or equal to the current best bid if the price of the covered security has decreased by 10% or more from the covered security’s closing price as of the end of the prior day (“a short sale-related circuit breaker”). See “Types of Investments and Related Risks — Other Risks — Regulatory Change.”

Other risks of investing in non-U.S. securities include the following:

Non-U.S. Exchanges. An Investment Fund may trade, directly or indirectly, futures and securities on exchanges located outside of the United States. Some non-U.S. exchanges, in contrast to U.S. exchanges, are “principal’s markets” in which performance is solely the individual member’s responsibility with whom the Investment Fund has entered into a commodity contract and not that of an exchange or clearinghouse, if any. In the case of trading on non-U.S. exchanges, an Investment Fund will be subject to the risk of the inability of, or refusal by, the counterparty to perform with respect to contracts. Moreover, since there is generally less government supervision and regulation of non-U.S. exchanges, clearinghouses and clearing firms than in the United States, an Investment Fund is also subject to the risk of the failure of the exchanges on which its positions trade or of their clearinghouses or clearing firms, and there may be a high risk of financial irregularities and/or lack of appropriate risk monitoring and controls.

Non-U.S. Government Securities. An Investment Fund’s non-U.S. investments may include debt securities issued or guaranteed by non-U.S. governments, their agencies or instrumentalities and supranational entities. An Investment Fund may invest in debt securities issued by certain “supranational” entities, which include entities designated or supported by governments to promote economic reconstruction or development, international banking organizations and related government agencies. An example of a supranational entity is the International Bank for Reconstruction and Development (commonly referred to as the “World Bank”).

Investment in sovereign debt of non-U.S. governments can involve a high degree of risk, including additional risks not present in debt obligations of corporate issues and the U.S. Government. Certain emerging market countries are among the largest debtors to commercial banks and foreign governments. The issuer or the governmental authority that controls the repayment of sovereign debt may be unable or unwilling to repay the principal and/or interest when due in accordance with the terms of such obligations. Uncertainty surrounding the level and sustainability of sovereign debt of certain countries that are part of the European Union, including Greece, Spain, Portugal, Ireland and Italy, has increased volatility in the financial markets. In addition, a number of Latin American countries are among the largest debtors of developing countries and have a long history of reliance on foreign debt. Additional factors that may influence the ability or willingness to service debt include, but are not limited to, a country’s cash flow situation, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor’s or governmental entity’s policy toward international lenders, such as the International Monetary Fund, the World Bank and other multilateral agencies, the political constraints to which a governmental entity may be subject, and changes in governments and political systems. A country whose exports are concentrated in a few commodities or whose economy depends on certain strategic imports could be vulnerable to fluctuations in international prices of these commodities or imports. If a foreign sovereign obligor cannot generate sufficient earnings from foreign trade to service its external debt, it may need to depend on continuing loans and aid from foreign governments, commercial banks and multilateral organizations, and inflows of foreign investment. The commitment on the part of these foreign governments, multilateral organizations and others to make such disbursements may be conditioned on the government’s implementation of economic reforms and/or economic performance and the timely service of its obligations. Failure to implement such reforms, achieve such levels of economic performance or repay principal or interest when due may result in the cancellation of such third parties’ commitments to lend funds, which may further impair the foreign sovereign obligor’s ability or willingness to timely service its debts.

At certain times, certain countries (particularly emerging market countries) have declared moratoria on the payment of principal and interest on external debt. Governmental entities may also depend on expected disbursements from non-U.S. governments, multilateral agencies and others to reduce principal and interest arrearages on their debt. The commitment on the part of these governments, agencies and others to make such disbursements may be conditioned on a governmental entity’s implementation of economic reforms and/or economic performance and the timely service of such debtor’s obligations. Failure to implement such reforms, achieve such levels of economic performance or repay principal or interest when due may result in the cancellation of such third parties’ commitments to lend funds to the governmental entity, which may further impair such debtor’s ability or willingness to service its debts in a timely manner. Consequently, governmental entities may default on their sovereign debt. Holders of sovereign debt (including the Fund) may be requested to participate in the rescheduling of such debt and to extend further loans to governmental entities. There is not a formal legal process for collecting on a sovereign debt that a government does not pay or bankruptcy proceeding by which all or a part of the sovereign debt that a governmental entity has not repaid may be collected. Periods of economic uncertainty may result in the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issues.

Currencies. One or more Investment Funds may invest a portion of its assets in non-U.S. currencies, or in instruments denominated in non-U.S. currencies, the prices of which are determined with reference to currencies other than the U.S. dollar. To the extent unhedged, the value of such Investment Fund’s assets will fluctuate with U.S. dollar exchange rates, as well as the price changes of its investments in the various local markets and currencies. Thus, an increase in the value of the U.S. dollar compared to the other currencies in which the Investment Fund makes its investments will reduce the effect of increases, and magnify the effect of decreases, in the prices of securities denominated in currencies other than the U.S. dollar and held by the Investment Fund in such securities’ respective local markets. Conversely, a decrease in the value of the U.S. dollar will have the opposite effect on the non-U.S. dollar securities of the Fund or such Investment Fund. In addition, some governments from time to time impose restrictions intended to prevent capital flight, which may for example involve punitive taxation (including high withholding taxes) on certain securities transfers or the imposition of exchange controls making it difficult or impossible to exchange or repatriate the local currency. Currency exchange rates may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates and overall economic health of the issuer. Devaluation of a currency by a country’s government or banking authority will also have a significant impact on the value of any investments denominated in that currency.

An Investment Fund may also incur costs in connection with conversion between various currencies. In addition, certain Investment Funds may be denominated in non-U.S. currencies. Subscription amounts contributed by the Master Fund for investment in such an Investment Fund will be converted immediately by the relevant Investment Manager from U.S. Dollars into the applicable foreign currency at the then applicable exchange rate determined by and available to the Investment Manager. In certain cases, depending on the applicable circumstances, the exchange rate obtained by the Investment Manager may be less advantageous to the Master Fund than other rates available to the Master Fund directly.

An Investment Fund may enter into foreign currency forward exchange contracts for hedging and non-hedging purposes in pursuing its investment objective. Foreign currency forward exchange contracts are transactions involving an Investment Fund’s obligation to purchase or sell a specific currency at a future date at a specified price. Foreign currency forward exchange contracts may be used by an Investment Fund for hedging purposes to protect against uncertainty in the level of future non-U.S. currency exchange rates, such as when an Investment Fund anticipates purchasing or selling a non-U.S. security. This technique would allow the Investment Fund to “lock in” the U.S. dollar price of the security. Foreign currency forward exchange contracts may also be used to attempt to protect the value of an Investment Fund’s existing holdings of non-U.S. securities. Imperfect correlation may exist, however, between an Investment Fund’s non-U.S. securities holdings and the foreign currency forward exchange contracts entered into with respect to those holdings. The precise matching of foreign currency forward exchange contract amounts and the value of the securities involved will not generally be possible because the future value of such securities in foreign currencies will change as a consequence of market movements in the value of those securities between the date on which the contract is entered into and the date it matures. There is additional risk that such transactions may reduce or preclude the opportunity for gain if the value of the currency should move in the direction opposite to the position taken and that foreign currency forward exchange contracts create exposure to currencies in which an Investment Fund’s securities are not denominated. Foreign currency forward exchange contracts may be used for non-hedging purposes in seeking to meet an Investment Fund’s investment objective, such as when the Investment Manager to an Investment Fund anticipates that particular non-U.S. currencies will appreciate or depreciate in value, even though securities denominated in those currencies are not then held in the Investment Fund’s investment portfolio. The use of foreign currency forward exchange contracts involves the risk of loss from the insolvency or bankruptcy of the counterparty to the contract or the failure of the counterparty to make payments or otherwise comply with the terms of the contract.

Generally, Investment Funds are subject to no requirement that they hedge all or any portion of their exposure to non-U.S. currency risks, and there can be no assurance that hedging techniques will be successful if used.

European Economic Risk. European financial markets have experienced volatility in recent years and have been adversely affected by concerns about rising government debt levels, credit rating downgrades, and possible default on or restructuring of government debt. These events have affected the value and exchange rate of the euro. An Investment Fund’s investments in euro-denominated (or other European currency-denominated) securities also entail the risk of being exposed to a currency that may not fully reflect the strengths and weaknesses of the disparate European economies. The governments of several member countries of the European Union (“EU”) have experienced large public budget deficits, which have adversely affected the sovereign debt issued by those countries and may ultimately lead to declines in the value of the euro. In addition, if one or more countries leave the EU or the EU dissolves, the world’s securities markets likely will be significantly disrupted. In an advisory referendum held in June 2016, the United Kingdom (“UK”) electorate voted to leave the EU, an event widely referred to as “Brexit.” On January 31, 2020, the UK officially withdrew from the EU and entered into a transition phase that is scheduled to conclude on December 31, 2020, during which the UK effectively remains in the EU from an economic perspective but no longer has any political representation in the EU parliament. During the transition phase, the UK and the EU will seek to negotiate and finalize a new trade deal. However, there is a significant degree of uncertainty about how these negotiations will be conducted and their outcome.

While the outcome of negotiations is uncertain, the impact on the UK and the EU and the broader global economy is still unknown but could be significant and could result in increased volatility and illiquidity and potentially lower economic growth. Brexit may have a negative impact on the economy and currency of the UK and the EU as a result of anticipated, perceived or actual changes to the UK’s economic and political relations with the EU. The impact of Brexit, and its ultimate implementation, on the economic, political and regulatory environment of the UK and the EU could have global ramifications. Any of the foregoing or similar risks could have a material adverse effect on the operations, financial condition or investment returns of the Fund and/or the Adviser in general. These events, subsequent developments and future consequences of Brexit lie outside of the control of the Trust and the Adviser and their impact cannot be reliably predicted.

It is possible that EU member countries that have already adopted the euro could abandon the euro and return to a national currency and/or that the euro will cease to exist as a single currency in its current form. The effects of such an abandonment or a country’s forced expulsion from the euro on that country, the rest of the EU, and global markets are impossible to predict, but are likely to be negative. The exit of any country out of the euro would likely have an extremely destabilizing effect on all Eurozone countries and their economies and negatively affect the global economy as a whole, which may have substantial and adverse effects on one or more Investment Funds and thus the Master Fund and the Fund. In addition, under these circumstances, it may be difficult for an Investment Fund to value investments denominated in euros or in a replacement currency.

Leverage Utilized by the Master Fund. The Master Fund may borrow money in connection with its investment activities—i.e., the Master Fund may utilize leverage. Specifically, the Master Fund may borrow money through a credit facility to fund investments in Investment Funds up to the limits of the Asset Coverage Requirement. The Master Fund may also borrow money through a credit facility to manage timing issues in connection with the acquisition of its investments (i.e., to provide the Master Fund with temporary liquidity to acquire investments in Investment Funds in advance of the Master Fund’s receipt of redemption proceeds from another Investment Fund). The Master Fund has entered into a credit facility in the form of a Note with the Lender, pursuant to which the Master Fund may borrow money from the Lender up to 25% of the value of the Master Fund’s net assets (and further subject to the Asset Coverage Requirement). See “Investment Program—Leverage.”

The use of leverage is speculative and involves certain risks. Although leverage will increase the Master Fund’s investment return if the Master Fund’s interest in an Investment Fund purchased with borrowed funds earns a greater return than the interest expense the Master Fund pays for the use of those funds, the use of leverage will decrease the return on investments in the Fund if the Master Fund fails to earn as much on its investment purchased with borrowed funds as it pays for the use of those funds. The use of leverage will in this way magnify the volatility of changes in the value of an investment in the Master Fund, especially in times of a “credit crunch” or during general market turmoil, such as that experienced during late 2008. The Master Fund may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate. In addition, a lender to the Master Fund may terminate or refuse to renew any credit facility into which the Master Fund has entered. If the Master Fund is unable to access additional credit, it may be forced to redeem investments in Investment Funds at inopportune times, which may further depress the returns of the Master Fund.

The 1940 Act’s Asset Coverage Requirement requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness. This requirement means that the value of the investment company’s total indebtedness may not exceed one-third of the value of its total assets (including the indebtedness). The Master Fund’s borrowings will at all times be subject to the Asset Coverage Requirement. The Adviser intends to limit the Master Fund’s borrowings such that the Master Fund will have asset coverage of at least 400% of its indebtedness.

In addition to borrowing money, the Master Fund may also incur economic leverage via the use of derivatives. These instruments may nevertheless, in some cases, involve significant risks of loss.

Leverage Utilized by Investment Funds. The Investment Funds may also utilize leverage in their investment activities. Specifically, some or all of the Investment Funds may make margin purchases of securities and, in connection with these purchases, borrow money from brokers and banks for investment purposes. Investment Funds that utilize leverage are subject to the same risks as the Master Fund with respect to its use of leverage as set forth above, and may also be subject to the following additional risks: Trading equity securities on margin involves an initial cash requirement representing at least a percentage of the underlying security’s value. Borrowings to purchase equity securities typically will be secured by the pledge of those securities. The financing of securities purchases may also be effected through reverse repurchase agreements with banks, brokers and other financial institutions. In the event that an Investment Fund’s equity or debt instruments decline in value, the Investment Fund could be subject to a “margin call” or “collateral call,” under which the Investment Fund must either deposit additional collateral with the lender or suffer mandatory liquidation of the pledged securities to compensate for the decline in value. In the event of a sudden, precipitous drop in value of an Investment Fund’s assets, the Investment Fund might not be able to liquidate assets quickly enough to pay off its borrowing. During the financial crisis of late 2008, numerous hedge funds faced margin calls and were required to sell large portions of their investments in rapid fashion so as to meet these calls. In addition, hedge funds may be forced to deleverage in a fairly short period of time in the event of market turmoil (which may cause many financial services companies to reduce or terminate the credit they extend to hedge funds) or other adverse events (such as those that occurred during the financial crisis). A substantial number of hedge funds could be forced to liquidate as a result. If an Investment Fund is required to deleverage in such fashion, its returns will likely be substantially reduced, and it may be forced to liquidate entirely if it cannot meet its margin calls or otherwise cover its outstanding indebtedness. In addition, legal and regulatory changes applicable to hedge funds and/or financial services companies generally may either force Investment Funds to deleverage or otherwise limit their ability to utilize leverage. See “Other Risks—Regulatory Change.”

The Asset Coverage Requirement does not apply to Investment Funds in which the Master Fund invests. Accordingly, the Master Fund’s portfolio may be exposed to the risk of highly leveraged investment programs of certain Investment Funds and the volatility of the value of Shares may be great.

In seeking “leveraged” market exposure in certain investments and in attempting to increase overall returns, an Investment Fund may purchase options and other synthetic instruments that may involve significant economic leverage and may, in some cases, involve significant risks of loss, especially in highly volatile market conditions such as those currently being experienced.

Smaller Capitalization Issuers. Investment Funds may invest in smaller capitalization companies, including micro cap companies. Investments in smaller capitalization companies often involve significantly greater risks than the securities of larger, better-known companies because they may lack the management expertise, financial resources, product diversification and competitive strengths of larger companies. The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than those of larger, more established companies, as these securities typically are less liquid, traded in lower volume and the issuers typically are more subject to changes in earnings and prospects. In addition, when selling large positions in small capitalization securities, the seller may have to sell holdings at discounts from quoted prices or may have to make a series of small sales over a period of time.

Distressed Securities. Certain of the companies in whose securities the Investment Funds may invest may be in transition, out of favor, financially leveraged or troubled, or potentially troubled, and may be or have recently been involved in major strategic actions, restructurings, bankruptcy, reorganization or liquidation. These characteristics of these companies can cause their securities to be particularly risky, although they also may offer the potential for high returns. These companies’ securities may be considered speculative, and the ability of the companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting a particular industry or specific developments within the companies. These securities may also present a substantial risk of default. An Investment Fund’s investment in any instrument is subject to no minimum credit standard and a significant portion of the obligations and preferred stock in which an Investment Fund may invest may be less than investment grade (commonly referred to as junk bonds), which may result in the Investment Fund experiencing greater risks than it would if investing in higher rated instruments.

Non-Diversified Status. Each of the Fund and the Master Fund is a “non-diversified” investment company for purposes of the 1940 Act, which means that it is not subject to percentage limitations under the 1940 Act on the percentage of its assets that may be invested in the securities of any one issuer. The Fund’s and the Master Fund’s NAV may therefore be subject to greater volatility than that of an investment company that is subject to such a limitation on diversification. The Master Fund will, however, endeavor to limit investments in any one Investment Fund to no more than 15% of the Master Fund’s gross assets (measured at the time of purchase). An Investment Manager may focus on a particular industry or industries, which may subject the Investment Fund, and thus the Master Fund and the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries.

Reverse Repurchase Agreements. Reverse repurchase agreements involve a sale of a security by an Investment Fund to a bank or securities dealer and the Investment Fund’s simultaneous agreement to repurchase the security for a fixed price (reflecting a market rate of interest) on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Investment Fund. Reverse repurchase transactions are a form of leverage that may also increase the volatility of an Investment Fund’s investment portfolio.

Purchasing Initial Public Offerings. The Investment Funds may purchase securities of companies in initial public offerings or shortly after those offerings are complete. Special risks associated with these securities may include a limited number of shares available for trading, lack of a trading history, lack of investor knowledge of the issuer, and limited operating history. These factors may contribute to substantial price volatility for the shares of these companies, and share prices for newly-public companies have fluctuated substantially over short periods of time. Such volatility can affect the value of the Master Fund’s investment in Investment Funds that invest in these shares. The limited number of shares available for trading in some initial public offerings may make it more difficult for an Investment Fund to buy or sell significant amounts of shares without an unfavorable effect on prevailing market prices. In addition, some companies in initial public offerings are involved in relatively new industries or lines of business, which may not be widely understood by investors. Some of these companies may be undercapitalized or regarded as developmental stage companies, without revenues or operating income, or the near-term prospects of achieving revenues or operating income. Initial public offerings may also produce high, double digit returns. Such returns are highly unusual and may not be sustainable. In addition, an investment in an initial public offering may have a disproportionate impact on the performance of an Investment Fund that does not yet have a substantial amount of assets. This impact on an Investment Fund’s performance may decrease as an Investment Fund’s assets increase. Further, some companies that have recently undergone initial public offerings (particularly in the technology sector) may be led by a single founder or a small number of founders. These founder-led companies may have capital structures that give founders control over all or a substantial majority of the company’s voting stock even after the company’s initial public offering and as a result, give such founders the ability to control matters submitted to stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of the company’s assets. As a corollary of those limited voting rights, investors in these founder-led companies may therefore have less ability to influence the business decisions of such companies than with other publicly traded companies. Founder-led companies also may be subject to heightened succession risk.

Special Investment Instruments and Techniques

Investment Funds may utilize a variety of special investment instruments and techniques described below to hedge the portfolios of the Investment Funds against various risks, such as changes in interest rates or other factors that affect security values, or for non-hedging purposes in seeking to achieve an Investment Fund’s investment objective.  The Adviser, on behalf of the Master Fund, may also use these special investment instruments and techniques for either hedging or non-hedging purposes.  These strategies may be executed through derivative transactions. Instruments used and the particular manner in which they may be used may change over time as new instruments and techniques are developed or regulatory changes occur. Certain of these special investment instruments and techniques are speculative and involve a high degree of risk, particularly in the context of non-hedging transactions.

Derivatives. The Master Fund, and some or all of the Investment Funds, may invest in, or enter into, derivatives or derivatives transactions. Derivatives are financial instruments whose value is based, at least in part, on the value of an underlying asset, interest rate, index or financial instrument. Prevailing interest rates and volatility, among other things, also affect the value of derivatives. Derivatives entered into by an Investment Fund or the Master Fund can be volatile and involve various types and degrees of risk, depending upon the characteristics of a particular derivative and the portfolio of the Investment Fund or the Master Fund as a whole. Derivatives often have risks similar to their underlying assets and may have additional risks, including imperfect correlation between the value of the derivative and the underlying asset, risks of default by the counterparty to certain transactions, magnification of losses incurred due to changes in the market value of the securities, instruments, indices or interest rates to which they relate, risks that the transactions may not be liquid and risks arising from leverage in derivatives and initial and variation margin requirements. The use of derivatives involves risks that are different from, and possibly greater than, the risks associated with other portfolio investments. Derivatives may permit an Investment Manager or the Adviser to increase or decrease the level of risk of an investment portfolio, or change the character of the risk, to which an investment portfolio is exposed in much the same way as the manager can increase or decrease the level of risk, or change the character of the risk, of an investment portfolio by making direct investments in specific securities or other instruments. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential effect on the performance of an Investment Fund or the Master Fund. The Adviser’s use of derivatives may include total return swaps, options and futures designed to replicate the performance of a particular Investment Fund or an Investment Fund’s underlying investments (for example, where an Investment Fund is concentrated in a given sector). The Adviser may enter into these types of derivatives for a wide array of purposes, including where, for example, an Investment Fund in which the Master Fund would like to invest does not have sufficient capacity for a direct investment on the part of the Master Fund. The Adviser may also enter into derivatives to increase or otherwise adjust market or risk exposure generally. The Master Fund does not expect to gain more than 25% of its total market exposure via such derivatives.

If an Investment Fund or the Master Fund invests in derivatives at inopportune times or incorrectly judges market conditions, the investments may lower the return of the Investment Fund or the Master Fund or result in a loss. A decision as to whether, when and how to use derivatives involves the exercise of skill and judgment and even well-conceived derivatives transactions may be unsuccessful because of market behavior or unexpected events. An Investment Fund or the Master Fund also could experience losses if derivatives are poorly correlated with its other investments, or if the Investment Fund or the Master Fund is unable to liquidate a derivatives position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

Options and Futures. The Master Fund and the Investment Funds may utilize options and futures contracts and so-called “synthetic” options or other derivatives sold (or “written”) by swap dealers, broker-dealers or other permissible financial intermediaries. Options transactions may be effected on securities exchanges, futures clearing houses or in the OTC market. When options are purchased OTC, the Master Fund or the Investment Fund’s portfolio bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Options may also be illiquid and, in such cases, the Master Fund or an Investment Fund may have difficulty closing out its position. OTC options also may include options on baskets of specific securities, indices or other financial assets or instruments.

The Master Fund and the Investment Funds may purchase call and put options on specific securities, indices or other financial assets or instruments, and may write and sell covered or uncovered (the Investment Funds only) call and put options for hedging and non-hedging purposes in pursuing the investment objectives of the Master Fund or the Investment Funds. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security or other asset at a stated exercise price, typically at any time prior to the expiration of the option. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security or other asset at a stated exercise price, typically at any time prior to the expiration of the option. A covered call option on a security is a call option with respect to which the seller of the option owns the underlying security or places cash or liquid securities in a segregated account on the books of or with a custodian in an amount equal to the notional value of the underlying security less the amount of the premium received to fulfill the obligation undertaken. The sale of such an option exposes the seller during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security above the exercise price plus the amount of the premium received or to possible continued holding of a security that might otherwise have been sold at a profit or to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on the books of or with a custodian in an amount equal to the exercise price less the amount of the premium received to fulfill the obligation undertaken. The sale of such an option exposes the seller during the term of the option to a decline in price of the underlying security below the exercise price less the amount of the premium received while depriving the seller of the opportunity to invest the segregated assets.

The Master Fund and the Investment Funds may close out a position when buying or writing options by selling or purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously purchased or written on the security. In such a case, the Master Fund or the Investment Fund will realize a profit or loss if the amount paid to purchase (or received to sell) an option is less (or more) than the amount received from the corresponding sale (or purchase) of the option.

Investment Funds may enter into futures contracts in U.S. markets or on exchanges located outside the United States. Non-U.S. markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Non-U.S. markets, however, may have greater risk potential than U.S. markets. In addition, any profits realized could be eliminated by adverse changes in the relevant currency exchange rate, or the Master Fund or an Investment Fund could incur losses as a result of those changes. Transactions on non-U.S. exchanges may include both commodities that are traded on U.S. exchanges and those that are not. Unlike trading on U.S. commodity exchanges, trading on non-U.S. commodity exchanges is not regulated by the U.S. Commodity Futures Trading Commission (“CFTC”).

Engaging in transactions in futures contracts involves risk of loss to the Master Fund or the Investment Fund that could adversely affect the value of the Master Fund’s net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. There is also the risk of loss by the Master Fund of margin deposits in the event of bankruptcy of a broker (known as a “futures commission merchant” or “FCMs”) with which the Master Fund or an Investment Fund has open positions in one or more futures contracts. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, preventing prompt liquidation of futures positions and potentially subjecting the Master Fund or the Investment Funds to substantial losses. Successful use of futures also is subject to the Adviser’s or an Investment Manager’s ability to predict correctly movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to determine the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

Positions of the SEC and its staff require the Adviser to segregate liquid assets of the Master Fund in connection with its options and futures transactions in an amount generally equal to the negative mark-to-market value of the options or futures contract or, for such physically settled contracts, in an amount equal to the notional amount thereof. The segregation of these assets will have the effect of limiting the Adviser’s ability otherwise to invest those assets.

Commodity Futures Contracts and Options. Investment Funds may invest in commodity futures contracts and options thereon. Trading in commodity interests may involve substantial risks. The low margin or premiums normally required in such trading may provide a large amount of leverage, and a relatively small change in the price of a security or contract can produce a disproportionately larger profit or loss. There is no assurance that a liquid secondary market will exist for commodity futures contracts or options purchased or sold, and an Investment Fund may be required to maintain a position until exercise or expiration, which could result in losses. Futures positions may be illiquid because, for example, most U.S. commodity exchanges limit fluctuations in certain futures contract prices during a single day by regulations referred to as “daily price fluctuation limits” or “daily limits.” Once the price of a contract for a particular futures contract has increased or decreased by an amount equal to the daily limit, positions in the futures contract can neither be taken nor liquidated unless traders are willing to effect trades at or within the limit. Futures contract prices on various commodities or financial instruments occasionally have reached the daily limit for several consecutive days with little or no trading. Similar occurrences could prevent an Investment Fund from promptly liquidating unfavorable positions and could subject such Investment Fund and, therefore, the Master Fund to substantial losses. In addition, Investment Funds may not be able to execute futures contract trades at favorable prices if trading volume in such contracts is low. It is also possible that an exchange or the CFTC may suspend trading in a particular contract, order immediate liquidation and settlement of a particular contract, or order that trading in a particular contract be conducted for liquidation only.

Trading in commodity futures contracts and options is a highly specialized activity which may entail greater than ordinary investment or trading risks. The price of stock index futures contracts may not correlate perfectly with the movement in the underlying stock index because of certain market distortions. First, all participants in the futures market are subject to initial margin and variation margin requirements. Rather than meeting additional margin requirements, investors may close out futures contracts through offsetting transactions which would distort the normal relationship between the index and futures markets. Second, from the point of view of speculators, the margin requirements in the futures market are typically less onerous than margin requirements in the securities market. Therefore, increased participation by speculators in the futures market also may cause temporary price distortions. Successful use of stock index futures contracts by an Investment Fund also is subject to its Investment Manager’s ability to predict correctly movements in the direction of the market. Regulatory developments affecting the exchange-traded and OTC derivatives markets may impair an Investment Fund’s, and, therefore, the Master Fund’s, ability to manage or hedge its investment through the use of derivatives. In particular, proposed regulatory changes by the SEC or CFTC relating to an Investment Fund’s, and, therefore, the Master Fund’s, use of derivatives could potentially limit or impact the Fund’s ability to invest in derivatives and adversely affect the value or performance of the Investment Fund, the Master Fund, or their derivative investments.

Under CFTC regulations, FCMs are required to maintain a client’s assets in a segregated account. If a FCM used by an Investment Fund fails to properly segregate, the Investment Fund may be subject to a risk of loss of the margin on deposit with the FCM in the event of the FCM’s bankruptcy. In addition, under certain circumstances, such as the inability of another client of the FCM or the FCM itself to satisfy substantial deficiencies in such other client’s account, the Investment Fund may be subject to a risk of loss of its margin on deposit with its FCM, even if such margin funds are properly segregated. In the case of any such bankruptcy or other client loss, the Investment Fund might recover, even in respect of property specifically traceable to the Investment Fund, only a pro rata share of all property available for distribution to all of the FCM’s clients, and each of the Fund and Master Fund may suffer a loss as a result.

Non-U.S. Futures Transactions. Investment Funds may invest in non-U.S. futures contracts and in options thereon. Non-U.S. futures transactions involve executing and clearing trades on a non-U.S. exchange. This is the case even if the non-U.S. exchange is formally “linked” to a U.S. exchange, whereby a trade executed on one exchange liquidates or establishes a position on the other exchange. No U.S. organization regulates the activities of a non-U.S. exchange, including the execution, delivery, and clearing of transactions on such an exchange, and no U.S. regulator has the power to compel enforcement of the rules of the non-U.S. exchange or the laws of non-U.S. countries. Moreover, such laws or regulations will vary depending on the country in which the transaction occurs. For these reasons, Investment Funds which trade on non-U.S. exchanges may not be afforded certain of the protections which apply to U.S. commodity futures transactions, including the right to use U.S. alternative dispute resolution procedures. In particular, funds received from Investment Funds to margin non-U.S. futures transactions may not be provided the same protections as funds received to margin futures transactions on U.S. exchanges. In addition, the price of any non-U.S. futures or option contract, and therefore, the potential profit and loss resulting therefrom, may be affected by any fluctuation in the foreign exchange rate between the time the order is placed and the non-U.S. futures contract is liquidated or the non-U.S. option contract is liquidated or exercised.

Possible Effects of Speculative Position Limits. The CFTC and the U.S. commodities exchanges have established limits referred to as “speculative position limits” on the maximum net long or short speculative futures positions that any person may hold or control in certain derivatives traded on U.S. commodities exchanges. All accounts owned or managed by a commodity trading advisor, its principals and their affiliates generally will be combined for position limit purposes. Because futures position limits allow a commodity trading advisor, its principals and their affiliates to control only a limited number of contracts in any one commodity, the

Adviser and each Investment Manager and their principals and affiliates are potentially subject to a conflict among the interests of all accounts the Investment Manager and its principals and their affiliates control which are competing for shares of that limited number of contracts. Although each Investment Manager may be able to achieve the same or similar performance results with OTC substitutes for futures contracts, the OTC market may be subject to differing prices, lesser liquidity and greater counterparty credit risks than the U.S. exchange-traded market. Each Investment Manager may be required to reduce the size or number of positions that would otherwise be held for an Investment Fund or not trade in certain markets on behalf of the Investment Fund in order to avoid exceeding such limits. Modification of trades that would otherwise be made by an Investment Fund, if required, could adversely affect the Investment Fund’s operations and profitability. A violation of speculative position limits by the Adviser or an Investment Manager could lead to regulatory action materially adverse to an Investment Fund’s prospects for profitability.

The speculative position limits of the CFTC and U.S. commodities exchanges are subject to change. Any new or additional position limits imposed on an Investment Manager, its principals and affiliates may impact the Investment Fund’s ability to invest in a manner that most efficiently meets its investment objective.

Forward Trading. Forward contracts and options thereon, unlike futures contracts, are not traded on exchanges and are not standardized; rather, banks and other swap dealers act as principals in these markets, negotiating each transaction on an individual basis. Forward trading is less regulated than futures trading: There is no limitation on daily price movements, and speculative position limits are currently not applicable. The principals who deal in the forward markets are not required to continue to make markets in the currencies or commodities they trade, and these markets can experience periods of illiquidity, sometimes of significant duration. There have been periods during which certain participants in these markets have refused to quote prices for certain currencies or commodities or have quoted prices with an unusually wide spread between the price at which they were prepared to buy and that at which they were prepared to sell. Disruptions can occur in any market traded by Investment Managers because of unusually high trading volume, political intervention, or other factors. The imposition of controls by governmental authorities might also limit such forward trading to less than that which the Investment Managers would otherwise recommend, to the possible detriment of the Master Fund and thus the Fund. Market illiquidity or disruption could result in major losses to the Master Fund and thus the Fund. In addition, Investment Funds in which the Master Fund has an interest may be exposed to credit risks with regard to counterparties with whom the Investment Managers trade, as well as risks relating to settlement default. Such risks could result in substantial losses to the Master Fund and thus the Fund. To the extent possible, the Adviser will endeavor to select Investment Funds having Investment Managers which it believes will deal only with counterparties which are creditworthy and reputable institutions, but such counterparties may not be rated investment grade.

Call and Put Options on Securities Indices. The Master Fund or Investment Funds may purchase and sell call and put options on stock indices listed on national securities exchanges or traded in the OTC market for hedging purposes and non-hedging purposes in seeking to achieve the investment objectives of the Master Fund or the Investment Funds. A stock index fluctuates with changes in the market values of the stocks in the index. Successful use of options on stock indexes will be subject to the Adviser’s or an Investment Manager’s ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment, which requires different skills and techniques from those involved in predicting changes in the price of individual stocks.

Warrants and Rights. Investment Funds may invest in warrants and rights. Warrants are derivatives that permit, but do not obligate, their holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any interest in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

Swap Agreements. The Master Fund or an Investment Fund may enter into OTC swap contracts or cleared swap transactions, which include equity, interest rate, and index and currency rate swap agreements. These transactions will be undertaken in attempting to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if the Master Fund or an Investment Fund had invested directly in the asset that yielded the desired return. An OTC swap contract is an agreement between two parties pursuant to which the parties exchange payments at specified dates on the basis of a specified notional amount, with the payments calculated by reference to specified securities, indices, reference rates, currencies or other assets or instruments. In a standard OTC swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined reference investments or instruments, which may be adjusted for an interest factor. The amounts to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” that is, the return on or increase in value of a particular dollar amount invested at, for example, a particular interest rate, in a particular non-U.S. currency, or in a “basket” of reference securities representing a particular index. Most swap agreements entered into by the Master Fund or an Investment Fund require the calculation of the obligations of the parties to the agreements on a “net basis.” Consequently, current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). The risk of loss with respect to swaps is limited to the net amount of interest payments that the Master Fund or the Investment Fund is contractually obligated to make. If the other party to a swap defaults, the Master Fund’s or the Investment Fund’s risk of loss consists of the net amount of payments that the Master Fund or the Investment Fund contractually is entitled to receive. Although the terms of a swap may provide for termination rights, there can be no assurance that an Investment Fund will be able to terminate the swap. To achieve investment returns equivalent to those achieved by an Investment Manager in whose Investment Fund the Master Fund could not invest directly, perhaps because of its investment minimum or its unavailability for direct investment, the Master Fund may enter into one or more swap agreements under which the Fund may agree, on a net basis, to pay a return based on a floating interest rate, and to receive the total return of the reference Investment Fund over a stated time period. The Master Fund may seek to achieve the same investment result through the use of other derivatives in similar circumstances. The U.S. federal income tax treatment of swap agreements and other derivatives as described above is unclear. Swap agreements and other derivatives used in this manner may be treated as a “constructive ownership of the reference property,” which may result in all or a portion of any long-term capital gain being treated as ordinary income. The Master Fund’s obligations under a swap agreement will be accrued daily (offset against any amounts owed to the Master Fund) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by the maintenance of a segregated account consisting of cash or liquid securities to avoid any potential leveraging of the Master Fund. The Adviser believes that such swap transactions and related obligations do not constitute “senior securities” under the 1940 Act to the extent the Master Fund segregates liquid assets to cover the Master Fund’s obligations (which are marked to market on a daily basis) under such swap transactions or holds an offsetting position. Accordingly, the Adviser will not treat them as being subject to the Master Fund’s borrowing restrictions. Cleared swap transactions held may help reduce counterparty credit risk. In a cleared swap, the Master Fund’s or an Investment Fund’s ultimate counterparty is a clearinghouse rather than a swap dealer, bank or other financial institution. OTC swap agreements are generally not entered into or traded on exchanges and often there is no central clearing or guaranty function for swaps. These OTC swaps are often subject to credit risk or the risk of default or nonperformance by the counterparty. Both OTC and cleared swaps could result in losses if interest rates, foreign currency exchange rates or other factors are not correctly anticipated by the Master Fund or Investment Fund or if the reference index, security or investments do not perform as expected. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and related regulatory developments require the clearing and exchange-trading of certain standardized swap transactions. Mandatory exchange-trading and clearing is occurring on a phased-in basis.

Lending Portfolio Securities. Investment Funds may lend their securities to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The lending Investment Fund continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable in respect of the loaned securities, which affords the Investment Fund an opportunity to earn interest on the amount of the loan and on the loaned securities’ collateral. In connection with any such transaction, the Investment Fund will receive collateral consisting of cash, U.S. government securities or irrevocable letters of credit that will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. An Investment Fund might experience loss if the institution with which the Investment Fund has engaged in a portfolio loan transaction breaches its agreement with the Investment Fund.

When-Issued and Forward Commitment Securities. Investment Funds may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” basis in order to hedge against anticipated changes in interest rates and prices. These transactions involve a commitment by an Investment Fund to purchase or sell securities at a future date (ordinarily one or two months later). The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date. No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to delivery to the Investment Fund. When-issued securities and forward commitments may be sold prior to the settlement date. If an Investment Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it may incur a gain or loss. The risk exists that securities purchased on a when-issued basis may not be delivered and that the purchaser of securities sold by an Investment Fund on a forward basis will not honor its purchase obligation. In such cases, an Investment Fund may incur a loss.

Restricted and Illiquid Investments. Although the Adviser anticipates that most Investment Funds will invest primarily in publicly traded securities, they may invest a portion of the value of their total assets in restricted securities and other investments that are illiquid. Restricted securities are securities that may not be sold to the public without an effective registration statement under the 1933 Act or that may be sold only in a privately negotiated transaction or pursuant to an exemption from registration.

When registration is required to sell a security, an Investment Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Investment Fund may be permitted to sell a security under an effective registration statement. If adverse market conditions developed during this period, an Investment Fund might obtain a less favorable price than the price that prevailed when the Investment Fund decided to sell. Investment Funds may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which they purchased the securities. The Master Fund’s interests in Investment Funds are themselves illiquid and subject to substantial restrictions on transfer.

The Master Fund’s ability to liquidate an interest in an Investment Fund will likely be limited. The Master Fund is subject to certain Investment Funds’ initial lock-up periods beginning at the time of the Master Fund’s initial investment in an Investment Fund, during which the Master Fund may not withdraw its investment. In addition, certain Investment Funds may at times elect to suspend completely or limit withdrawal rights for an indefinite period of time in response to market turmoil or other adverse conditions (such as those experienced by many hedge funds for a period of time commencing in late 2008). Investment Funds may also assess fees for redemptions or other withdrawals. The limited liquidity of these Investment Funds’ interests may adversely affect the Master Fund were it to have to sell or redeem such interests at an inopportune time. The Master Fund and the Fund may need to suspend or postpone repurchase offers if the Master Fund is not able to dispose of its interests in Investment Funds in a timely manner.

Private companies, especially private technology companies, in the early phases of their life cycle may rely on projected rapid growth of their revenues and/or user base for a substantial portion of their current valuation. Such projections may assume that current levels of rapid growth rate will continue for an extended period. If this projected growth rate were to slow substantially, the value of such companies’ shares may be adversely affected.

Private companies have no obligation to become public or otherwise pursue an exit strategy that would allow existing investors to readily dispose of their interests or exit the investment. Even if such a company intends to pursue an exit strategy, the planned exit strategy may be impaired or delayed indefinitely depending on market circumstances or other factors beyond their control.

Some of the Investment Funds may hold a portion of their assets in “side pockets,” which are sub-accounts within the Investment Funds in which certain assets (which generally are illiquid and/or hard to value) are held and segregated from the Investment Fund’s other assets until some type of realization event occurs. Side pockets thus have restricted liquidity, potentially extending over a much longer period than the typical liquidity an investment in the Investment Funds may provide. Should the Master Fund seek to liquidate its investment in an Investment Fund that maintains these side pockets, the Master Fund might not be able to fully liquidate its investment without delay, which could be considerable. In such cases, until the Fund is permitted to fully liquidate its interest in the Investment Fund, the value of its investment in such Investment Fund could fluctuate based on adjustments to the fair value of the side pocket as determined by the Investment Manager. In addition, if an Investment Fund establishes a side pocket prior to the Master Fund’s investing in the Investment Fund, the Master Fund (and thus the Fund and the Shareholders) may not be exposed to the performance of the Investment Fund’s assets held in the side pocket.

Counterparty Credit Risk. Many of the markets in which the Master Fund and the Investment Funds effect their transactions are OTC or “interdealer” markets. With the exception of certain counterparties such as OTC swap dealers, the participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of “exchange-based” markets. To the extent the Master Fund or an Investment Fund invests in swaps, other derivatives or synthetic instruments, or other OTC transactions in these markets, the Master Fund or Investment Fund may take credit risk with regard to parties with which it trades and also may bear the risk of payment or settlement default. These risks may differ materially from those involved in exchange-traded transactions, which generally are characterized by clearing organization guarantees, daily marking-to-market and settlement, and segregation and minimum capital requirements applicable to intermediaries. Transactions entered into directly between two counterparties generally do not benefit from these protections and require separately negotiated documentation, which in turn may subject the Master Fund to the risk that a counterparty will not margin or settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract or because of a credit or liquidity problem. Such “counterparty risk” is increased for contracts with longer maturities when events may intervene to prevent settlement. The ability of the Master Fund and the Investment Funds to transact business with any one or any number of counterparties, the lack of any independent evaluation of the counterparties or their financial capabilities, and the absence of a regulated market to facilitate settlement, may increase the potential for losses by the Master Fund. In addition, the Master Fund and the Investment Funds are subject to the risk that a counterparty may be unable to settle a transaction due to such counterparty’s insolvency, inability to access sufficient credit, or other business factors.

Fixed Income and Convertible Bond Arbitrage. Fixed income arbitrage is an investment strategy which involves taking opposite positions in the market with respect to a bond in an effort to profit from small price discrepancies while limiting interest rate risk.

Convertible bond arbitrage involves a similar concept with respect to convertible securities, in which an investor purchases convertible securities while simultaneously selling short the issuer’s common stock in an effort to profit from a potential inefficiency in the value of a convertible security relative to the issuer’s common stock. The success of the investment activities of an Investment Fund involved in fixed income and convertible bond arbitrage will depend on the ability of the Investment Fund to identify and exploit price discrepancies in the market. Identification and exploitation of market opportunities involve uncertainty. No assurance can be given that the Investment Fund will be able to locate investment opportunities or to exploit price discrepancies correctly. A reduction in the pricing inefficiency of the markets in which the Investment Fund will seek to invest will reduce the scope for the investment strategies of the Investment Fund. In the event that the perceived mispricings underlying the positions of the Investment Fund were to fail to materialize as expected by the Investment Fund, the Investment Fund could incur a loss. Fixed income and convertible bond arbitrage strategies often involve substantial amounts of leverage in an effort to reap large returns from small inefficiencies. If an Investment Fund utilizes substantial leverage in implementing such strategies, the impact on the volatility of, as well as the potential loss to, the Investment Fund and thus the Fund and the Master Fund, could accordingly be substantial.

Other Instruments and Future Developments. An Investment Fund may take advantage of opportunities in the area of swaps, options on various underlying instruments, and certain other customized “synthetic” or derivative instruments, which will be subject to varying degrees of risk. In addition, an Investment Fund may take advantage of opportunities with respect to certain other “synthetic” or derivative instruments which are not presently contemplated, or which are not presently available, but which may be developed and which may be subject to significant degrees of risk.

Offshore Fund Not Registered Under 1940 Act; Not Required to File Reports Under 1934 Act. The Offshore Fund is not registered as an investment company under the 1940 Act. The Fund, which invests substantially all of its assets in the Offshore Fund, does not have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies with respect to its investment in the Offshore Fund. In addition, the Offshore Fund will not be requested to file and issue periodic reports to its shareholders, including the Fund, under the 1934 Act. Shareholders accordingly will not receive such reports regarding the activities of the Offshore Fund. The Fund, however, will control the Offshore Fund, making it unlikely that the Offshore Fund will take action contrary to the interests of Shareholders of the Fund.

Risks of Fund of Hedge Funds Structure

The Investment Funds are not registered as investment companies under the 1940 Act. The Fund, as an investor in these Investment Funds through its investment in the Master Fund, does not have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies. Although the Adviser periodically receives information from each Investment Fund regarding its investment performance and investment strategy, the Adviser may have little or no means of independently verifying this information. An Investment Fund may use proprietary investment strategies that are not fully disclosed to the Adviser, which may involve risks under some market conditions that are not anticipated by the Adviser. Investment Managers may change their investment strategies (i.e., may experience style drift) at any time. In addition, the Fund, the Master Fund and the Adviser have no control over the Investment Funds’ investment management, brokerage, custodial arrangements or operations and must rely on the experience and competency of each Investment Manager in these areas. The performance of the Fund depends on the success of the Adviser in selecting Investment Funds for investment by the Master Fund and the allocation and reallocation of Master Fund assets among those Investment Funds.

The Investment Funds typically do not maintain their securities and other assets in the custody of a bank or a member of a securities exchange, as generally required of registered investment companies. It is anticipated that the Investment Funds in which the Master Fund invests generally will maintain custody of their assets with brokerage firms which do not separately segregate such customer assets as required in the case of registered investment companies. Under the provisions of the Securities Investor Protection Act of 1970, as amended, the bankruptcy of any such brokerage firm could have a greater adverse effect on the Fund than would be the case if custody of assets were maintained in accordance with the requirements applicable to registered investment companies. There is also a risk that an Investment Manager could convert assets committed to it by the Master Fund for its own use or that a custodian could convert assets committed to it by an Investment Manager to its own use.

For the Fund to complete its tax reporting requirements and provide an audited annual report to Shareholders, it must receive timely information from the Master Fund, which in turn must receive timely information from the Investment Funds. Investment Managers typically experience delays in providing the necessary tax information, thereby causing a delay in the Adviser’s preparation of tax information for investors. This delay will require Shareholders to seek extensions on the time to file their tax returns. An investor in the Fund meeting the eligibility conditions imposed by the Investment Funds, including minimum initial investment requirements that may be substantially higher than those imposed by the Fund, could invest directly in the Investment Funds. By investing in the Investment Funds via the Fund (through its investment in the Master Fund), an investor in the Fund indirectly bears a portion of the Adviser’s Management Fee and other expenses of the Master Fund, and also indirectly bears a portion of the asset-based fees, incentive fees and other expenses borne by the Master Fund as an investor in the Investment Funds. Each Investment Manager receives any incentive-based fees to which it is entitled irrespective of the performance of the other Investment Funds and the Master Fund generally. As a result, an Investment Manager with positive performance may receive compensation from the Fund, in the form of the asset-based fees, incentive-based fees and other expenses payable by the Fund as an indirect investor in the relevant Investment Fund (through its investment in the Master Fund), even if the Fund’s overall returns are negative. Investment decisions of the Investment Funds are made by the Investment Managers independently of each other so that, at any particular time, one Investment Fund may be purchasing shares in an issuer that at the same time are being sold by another Investment Fund. Transactions of this sort could result in the Fund directly or indirectly incurring certain transaction costs without accomplishing any net investment result, which may result in the pursuit of opposing investment strategies or result in performance that correlates more closely with broader market performances. Because the Master Fund may make additional investments in or redemptions from Investment Funds only at certain times according to limitations set out in the governing documents of the Investment Funds, the Fund or the Master Fund from time to time may have to invest some of its assets temporarily in money market securities or money market funds, among other similar types of investments.

Investment Funds may permit or require that redemptions of interests be made in kind. Upon its redemption of all or a portion of its interest in an Investment Fund, the Fund may receive securities that are illiquid or difficult to value. In such a case, the Adviser would seek to cause the Master Fund to dispose of these securities in a manner that is in the best interest of the Master Fund. The Master Fund may not be able to withdraw from an Investment Fund except at certain designated times, limiting the ability of the Adviser to redeem assets from an Investment Fund that may have poor performance or for other reasons.

Other risks that the Adviser believes are associated with the Fund’s fund of hedge funds investment approach include:

Development and Implementation of Global Macro Trading Systems. Investment Managers may implement global macro investment strategies via quantitative trading. In that connection, Investment Managers may employ quantitatively-based financial/analytical trading systems to aid in the selection of investments for an Investment Fund, to allocate investments across various asset classes and types and to determine the risk profile of the Investment Fund. The use of these trading systems in an Investment Fund’s investment and trading activities involves special risks, both in the development of the trading systems and in their implementation. The accuracy of the trading signals (i.e., indicators of when a trade may be desirable) produced by the trading systems is dependent on a number of factors, including without limitation the analytical and mathematical foundation of the trading systems, the accurate incorporation of such principles in a complex technical and coding environment, the quality of the data introduced into the trading systems and the successful deployment of the trading systems’ output into the investment process. Software development and implementation errors and other types of trading system or human errors are an inherent risk of employing complex quantitatively-based trading systems in investment and trading processes. Trading systems may operate or be operated erroneously. Such errors may result in, among other things, the execution of unanticipated trades, the failure to execute anticipated trades, the failure to properly gather and organize available data, and/or the failure to take certain hedging or risk reducing actions. These errors, including errors that appear in software codes from time to time, may be very hard to detect, may go undetected for long periods of time, or may never be detected. The degradation or impact caused by errors may be compounded over time. Such errors could, at any time, have a material adverse effect on the performance of an Investment Fund.

Other risks of such trading systems include:

Trading Systems with Discretion. Although an Investment Fund’s global macro trading strategies may be reliant on technology, discretionary decisions may be used on occasion within trading systems. There may be some trading systems where discretionary decisions are a large component of the trading system. Trade opportunities within such a trading system may be subject to qualitative scrutiny and modification or approval by Investment Managers before execution. Such discretionary trading decisions or modifications require the exercise of judgment by the Investment Managers. Investment Managers may, at times, decide to modify or not to make certain trades recommended by a trading system. Additionally, in an attempt to improve results and/or achieve other specified objectives, certain Investment Managers have the ability, under certain circumstances, to delay trading or to execute trades on behalf of an Investment Fund that are either not derived from any one of the trading systems or are based on instructions from the Investment Manager. There can be no assurance that the Investment Managers have or will correctly evaluate the nature and magnitude of the various factors that could affect the value of and return on the Investment Fund’s investments. Prices of the Investment Fund’s investments may be volatile and a variety of factors that are inherently difficult to predict may significantly affect the results of the Investment Fund’s, and thus the Master Fund’s, activities and the value of its investments.

Effectiveness of Trading Systems. The success of an Investment Fund’s investment and trading activities will depend, to some degree, on the effectiveness of the Investment Manager’s trading systems. There can be no assurance that the trading systems are currently effective or, if currently effective, that they will remain effective during the existence of the Investment Fund. Trading systems are generally back-tested, to the extent practicable, prior to implementation on the basis of historical data. For example, event driven strategies may not be capable of being back-tested. Even if all of the assumptions underlying the trading systems were met exactly, the trading systems can only make a prediction, not afford certainty. Changes in underlying market conditions can adversely affect the performance of trading systems. There is no guarantee that such trading systems will continue to be effective in changing market conditions, and past performance is no indication of future performance or returns. Further, most statistical procedures cannot fully match the complexity of the financial markets and, as such, results of their application are uncertain. Because the financial markets are constantly evolving, most trading systems eventually require replacement or enhancement. There is no guarantee that such replacement or enhancement will be implemented on a timely basis or that it will be successful. The use of a trading system that is not effective or not completely effective could, at any time, have a material adverse effect on the performance of an Investment Fund and thus the Master Fund.

Technological Failures. The successful deployment of an Investment Fund’s trading systems, the implementation and operation of these trading systems and any future trading systems, and various other critical activities of the Investment Managers could be severely compromised by unforeseeable software or hardware malfunction and other technological failures, power loss, software bugs and errors, malicious code such as “worms,” viruses, or “system crashes,” fire or water damage, or various other events or circumstances either within or beyond the Investment Manager’s control. Software bugs and errors, in particular, and their ensuing risks are an inherent part of technology-based analytics, systems and models. Any event that interrupts an Investment Manager’s computer and/or telecommunications operations could result in, among other things, the inability to establish, modify, liquidate, or monitor the Investment Fund’s investments and, for those and other reasons, could have a material adverse effect on the operating results, financial condition, activities and prospects of the Investment Fund and thus the Master Fund.

Valuation. Certain securities and other financial instruments in which the Investment Funds invest may not have a readily ascertainable market price and will be fair valued by the Investment Managers. Such a valuation generally will be conclusive with respect to the Master Fund and the Fund, even though an Investment Manager may face a conflict of interest in valuing the securities, as their value will affect the Investment Manager’s compensation. In most cases, the Adviser will have no ability to assess the accuracy of the valuations received from an Investment Fund. In addition, the NAVs or other valuation information received by the Adviser from the Investment Funds will typically be estimates only, subject to revision through the end of each Investment Fund’s annual audit. Revisions to the gain and loss calculations will be an ongoing process, and no net capital appreciation or depreciation figure can be considered final until the annual audit of each Investment Fund is completed.

Securities Believed to Be Undervalued or Incorrectly Valued. An Investment Manager may invest in securities that an Investment Manager believes are fundamentally undervalued or incorrectly valued, but such securities may not ultimately be valued in the capital markets at prices and/or within the timeframe the Investment Manager anticipates. As a result, the Master Fund may lose all or substantially all of its investment in an Investment Fund in any particular instance.

Investment Funds’ Turnover Rates. The Investment Funds may invest on the basis of short-term market considerations. The turnover rate within the Investment Funds may be significant, potentially involving substantial brokerage commissions and fees. Neither the Fund nor the Master Fund has control over this turnover. As a result, it is anticipated that a significant portion of the Fund’s income and gains, if any, may be derived from ordinary income and short-term capital gains. In addition, the redemption by the Master Fund of its interest in an Investment Fund could involve expenses to the Master Fund under the terms of the Master Fund’s investment with that Investment Fund, which, in due proportion, would be indirectly borne by the Fund.

Investment Managers May Have Limited Capacity to Manage Additional Master Fund Investments. Certain Investment Managers’ trading approaches presently can accommodate only a certain amount of capital. Each Investment Manager will normally endeavor not to undertake to manage more capital than such Investment Manager’s approach can accommodate without risking a potential deterioration in returns. As a result, an Investment Manager may refuse to manage some or all of the Master Fund’s assets that the Adviser seeks to allocate to such Investment Manager. Further, in the case of Investment Managers that limit the amount of additional capital that they will accept from the Master Fund, continued sales of Shares would dilute the indirect participation of existing Shareholders with such Investment Manager.

Dilution. If an Investment Manager limits the amount of capital that may be contributed to an Investment Fund from the Master Fund, or if the Master Fund declines to purchase additional interests in an Investment Fund, continued sales of interests in the Investment Fund to others may dilute the returns for the Master Fund from the Investment Fund.

Investments in Non-Voting Stock; Inability to Vote. Investment Funds may, consistent with applicable law, not disclose the contents of their portfolios. This lack of transparency may make it difficult for the Adviser to monitor whether holdings of the

Investment Funds cause the Master Fund to be above specified levels of ownership in certain asset classes. To avoid adverse regulatory consequences in such a case, the Master Fund may need to hold its interest in an Investment Fund in non-voting form. Additionally, in order to avoid becoming subject to certain 1940 Act prohibitions with respect to affiliated transactions, the Master Fund intends to own less than 5% of the voting securities of each Investment Fund. This limitation on owning voting securities is intended to ensure that an Investment Fund is not deemed an “affiliated person” of the Master Fund for purposes of the 1940 Act, which may, among other things, potentially impose limits on transactions with the Investment Funds, both by the Master Fund and other clients of the Adviser. To limit its voting interest in certain Investment Funds, the Master Fund may enter into contractual arrangements under which the Master Fund irrevocably waives its rights (if any) to vote its interest in an Investment Fund. The Master Fund will not receive any consideration in return for entering into a voting waiver arrangement. Other investment funds or accounts managed by the Adviser may also waive their voting rights in a particular Investment Fund. Subject to the oversight of the Master Fund’s Board of Trustees, the Adviser will decide whether to waive such voting rights and, in making these decisions, will consider the amounts (if any) invested by the Adviser in the particular Investment Fund. These voting waiver arrangements may increase the ability of the Master Fund to invest in certain Investment Funds. However, to the extent the Master Fund contractually forgoes the right to vote the securities of an Investment Fund, the Master Fund will not be able to vote on matters that require the approval of the interestholders of the Investment Fund, including matters adverse to the Master Fund’s and the Fund’s interests. This restriction could diminish the influence of the Master Fund in an Investment Fund, as compared to other investors in the Investment Fund (which could include other investment funds or accounts managed by the Adviser, if they do not waive their voting rights in the Investment Fund), and adversely affect the Master Fund’s investment in the Investment Fund, which could result in unpredictable and potentially adverse effects on Shareholders. There are, however, other statutory tests of affiliation (such as on the basis of control), and, therefore, the prohibitions of the 1940 Act with respect to affiliated transactions could apply in some situations where the Master Fund owns less than 5% of the voting securities of an Investment Fund. In these circumstances, transactions between the Master Fund and an Investment Fund may, among other things, potentially be subject to the prohibitions of Section 17 of the 1940 Act notwithstanding that the Master Fund has entered into a voting waiver arrangement.

Other Risks

Investing in the Fund involves risks other than those associated with investments made by Investment Funds, including those described below:

Limited Operating History. Investment Funds and/or Investment Managers with whom the Fund may invest may, in some cases, be newly organized with limited operating histories upon which to evaluate their performance.

Performance Incentive Arrangements. Each Investment Manager may receive a performance or incentive fee of generally 10% to 30% of net profits of the Investment Fund that it manages. These performance incentives may create an incentive for the Investment Managers to make investments that are riskier or more speculative than those that might have been made in the absence of the performance or incentive fee. In addition, these performance incentives will be calculated on a basis that includes realized and unrealized appreciation of assets, and may be greater than if it were based solely on realized gains.

Availability of Investment Opportunities. The business of identifying and structuring investments of the types contemplated by the Master Fund is competitive, and involves a high degree of uncertainty. The availability of investment opportunities generally is subject to market conditions as well as, in some cases, the prevailing regulatory or political climate. No assurance can be given that the Master Fund will be able to identify and complete attractive investments in the future or that it will be able to invest fully its subscriptions. Similarly, identification of attractive investment opportunities by Investment Funds is difficult and involves a high degree of uncertainty. Even if an attractive investment opportunity is identified by an Investment Manager, an Investment Fund may not be permitted to take advantage of the opportunity to the fullest extent desired. Other investment vehicles sponsored, managed or advised by the Adviser and its affiliates may seek investment opportunities similar to those the Master Fund may be seeking. The Adviser will allocate fairly between the Master Fund and such other investment vehicles any investment opportunities that may be appropriate for the Master Fund and such other investment vehicles.

Control Positions. Investment Funds may take control positions in companies. The exercise of control over a company imposes additional risks of liability for environmental damage, product defects, failure to supervise and other types of liability related to business operations. In addition, the act of taking a control position, or seeking to take such a position, may itself subject an Investment Fund to litigation by parties interested in blocking it from taking that position. If those liabilities were to arise, or such litigation were to be resolved adversely to the Investment Funds, the investing Investment Funds likely would suffer losses on their investments.

Inadequate Return. No assurance can be given that the returns on the Fund’s investments will be commensurate with the risk of investment in the Fund. Investors should not commit money to the Fund unless they have the resources to sustain the loss of their entire investment in the Fund.

Correlation. While the Adviser generally seeks to invest the Master Fund’s assets in Investment Funds which are deemed likely to have limited correlations among each other or with fixed income or equity indices, there can be no assurance that the Adviser’s expectations regarding such limited correlations will prove correct. Investment Funds’ correlations among each other or with fixed income or equity indices may be much higher in times of general market turmoil such as those experienced during the 2008 financial crisis.

Inside Information. From time to time, the Master Fund or its affiliates may come into possession of material, non-public information concerning an entity in which the Master Fund has invested, or proposes to invest. Possession of that information may limit the ability of the Master Fund to buy or sell securities of the entity.

Recourse to the Fund’s Assets. The Fund’s assets, including any investments made by the Fund and any interest in the Investment Funds held by the Fund through its investments in the Master Fund , are available to satisfy all liabilities and other obligations of the Fund. If the Fund becomes subject to a liability, parties seeking to have the liability satisfied may have recourse to the Fund’s assets generally and not be limited to any particular asset, such as the asset representing the investment giving rise to the liability.

Possible Exclusion of a Shareholder Based on Certain Detrimental Effects. The Fund may, in its sole discretion, repurchase Shares held by a Shareholder or other person acquiring Shares from or through a Shareholder, if:

•	the Shares have been transferred or have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy, insolvency or adjudicated incompetence of the Shareholder;

•	ownership of the Shares by the Shareholder or other person likely will cause the Fund to be in violation of, require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

•	continued ownership of the Shares by the Shareholder or other person may be harmful or injurious to the business or reputation of the Fund, the Board of Trustees, the Adviser or any of their affiliates, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•	any of the representations and warranties made by the Shareholder or other person in connection with the acquisition of the Shares was not true when made or has ceased to be true;

•	the Shareholder is subject to special regulatory or compliance requirements, such as those imposed by the U.S. Bank Holding Company Act of 1956, as amended (the “BHCA”), certain Federal Communications Commission regulations, or ERISA (as hereinafter defined) (collectively, “Special Laws or Regulations”), and the Fund determines that the Shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold the Shares; or

•	the Fund or the Board of Trustees determine that the repurchase of the Shares would be in the best interest of the Fund.

The effect of these provisions may be to deprive an investor in the Fund of an opportunity for a return even though other investors in the Fund might enjoy such a return.

Limitations on Transfer; Shares Not Listed; No Market for Shareholder Shares. No Shareholder is permitted to transfer his, her or its Shares without the consent of the Fund. The transferability of Shares is subject to certain restrictions contained in the Fund’s Agreement and Declaration of Trust and is affected by restrictions imposed under applicable securities laws. Shares are not traded on any securities exchange or other market. No market currently exists for Shares, and the Fund contemplates that one will not develop. The Shares are, therefore, not readily marketable. Although the Adviser and the Fund expect to recommend to the Board of Trustees that the Fund offer to repurchase Shares quarterly, no assurances can be given that the Fund will do so. Consequently, Shares should only be acquired by investors able to commit their funds for an indefinite period of time.

Closed-end Fund; Liquidity Risks.  Each of the Fund and the Master Fund is a non-diversified closed-end management investment company designed primarily for long-term investors and is not intended to be a trading vehicle. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on NAV.

Repurchase Risks. With respect to any future repurchase offer, Shareholders tendering any Shares for repurchase must do so by a date specified in the notice describing the terms of the repurchase offer (the “Notice Date”). The Notice Date generally will be 95 days prior to the date as of which the Shares to be repurchased are valued by the Fund (the “Valuation Date”). Tenders will be revocable upon written notice to the Fund up to 85 days prior to the Valuation Date. Shareholders that elect to tender any Shares for repurchase will not know the price at which such Shares will be repurchased until the Fund’s NAV as of the Valuation Date is able to be determined, which determination is expected to be able to be made only late in the month following that of the Valuation Date. It is possible that during the time period between the Expiration Date and the Valuation Date, general economic and market conditions, or specific events affecting one or more underlying Investment Funds, could cause a decline in the value of Shares in the Fund. Moreover, because the Notice Date will be substantially in advance of the Valuation Date, Shareholders who tender Shares of the Fund for repurchase will receive their repurchase proceeds well after the Notice Date. Shareholders who require minimum annual distributions from a retirement account through which they hold Shares should consider the Fund’s schedule for repurchase offers and submit repurchase requests accordingly. In addition, the Master Fund (and, therefore, the Fund) is subject to certain Investment Funds’ initial lock-up periods beginning at the time of the Master Fund’s initial investment in an Investment Fund, during which the Master Fund (and, therefore, the Fund) may not withdraw its investment. In addition, certain Investment Funds may at times elect to suspend completely or limit withdrawal rights for an indefinite period of time in response to market turmoil or other adverse conditions (such as those experienced by many hedge funds for a period of time commencing in late 2008). During such periods, the Master Fund (and, therefore, the Fund) thus may not be able to liquidate its holdings in such Investment Funds in order to meet repurchase requests. In addition, should the Master Fund seek to liquidate its investment in an Investment Fund that maintains a side pocket, the Master Fund might not be able to fully liquidate its investment without delay, which could be considerable. The Master Fund (and, therefore, the Fund) may need to suspend or postpone repurchase offers if it is not able to dispose of its interests in Investment Funds in a timely manner. See “Repurchases and Transfers of Shares.”

Substantial Repurchases. Substantial requests for the Fund to repurchase Shares could require the Fund or the Master Fund to liquidate certain of its investments more rapidly than otherwise desirable in order to raise cash to fund the repurchases and achieve a market position appropriately reflecting a smaller asset base. This could have a material adverse effect on the value of the Shares.

To the extent the Master Fund obtains repurchase proceeds by disposing of its interest in certain Investment Funds, the Master Fund will thereafter hold a larger proportion of its assets in the remaining Investment Funds, some of whose interests at times may be less liquid or illiquid. This could adversely affect the ability of the Master Fund, and thus the Fund, to fund subsequent repurchase requests of Shareholders or to conduct future repurchases at all. In addition, after giving effect to such dispositions, the remaining Investment Funds may not reflect the Adviser’s ideal judgments as to the desired portfolio composition of the Master Fund’s Investment Funds, in that the Master Fund’s performance may be tied to the performance of fewer Investment Funds and/or may not reflect the Adviser’s judgment as to the Master Fund’s optimal exposure to particular asset classes or investment strategies. These consequences may be particularly applicable if the Fund receives requests to repurchase substantial amounts of Shares, and may have a material adverse effect on the Fund’s ability to achieve its investment objective and the value of the Shares. In addition, substantial repurchases of Shares could result in a sizeable decrease in the Fund’s net assets, resulting in an increase in the Fund’s total annual operating expense ratio.

Potential Significant Effect of the Performance of a Limited Number of Investments or Strategies. The Adviser expects that the Master Fund will participate in multiple investments. The Master Fund may, however, make investments in a limited number of the Investment Funds and Investment Funds may make investments in a limited number of portfolio companies. In either instance, these limited numbers of investments may have a significant effect on the performance of the Master Fund. In addition, the Master Fund may invest a substantial portion of its assets in Investment Funds that follow a particular investment strategy. In such event, the Master Fund would be exposed to the risks associated with that strategy to a greater extent than if the Master Fund’s exposure was broadly diversified amongst Investment Funds pursuing various investment strategies. However, the Adviser typically endeavors to limit the exposure to any one type of investment strategy to less than 35% of the Master Fund’s gross assets (measured over time and subject to underlying Investment Fund liquidity constraints).

Tax Considerations; Distributions to Shareholders and Payment of Tax Liability. The Fund does not intend to make periodic distributions of its net income or gains, if any, to Shareholders. A Shareholder is required each year nonetheless to pay any applicable U.S. federal and state income taxes on his, her or its share of the Fund’s taxable income and must pay applicable taxes from other sources. The amount and timing of any distributions will be determined in the sole discretion of the Fund. See “Tax Aspects” for a summary of certain significant U.S. federal income and other tax consequences that are relevant to an investment in the Fund.

U.S. Foreign Account Tax Compliance Act (“FATCA”). Pursuant to FATCA, the Offshore Fund will be required to comply (or be deemed compliant) with extensive new reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Failure to comply (or be deemed compliant) with these requirements will subject the Offshore Fund to U.S. withholding taxes on certain U.S.-sourced income and (beginning in January 2019) gains. Pursuant to an intergovernmental agreement between the United States and the Cayman Islands, the Offshore Fund may be deemed compliant, and therefore not subject to the withholding tax, if it identifies and reports U.S. taxpayer information directly to the Cayman Islands government. Detailed guidance as to the mechanics and scope of this new reporting and withholding regime is continuing to develop. The Cayman Islands Tax Information Authority has published guidance on this. See “Cayman Islands—Automatic Exchange of Financial Account Information.”

Organization for Economic Co-operation and Development (“OECD”) – Common Reporting Standard. Drawing extensively on the intergovernmental approach to implementing FATCA, the OECD developed the Common Reporting Standard (“CRS”) to address the issue of offshore tax evasion on a global basis. Aimed at maximizing efficiency and reducing cost for financial institutions, the CRS provides a common standard for due diligence, reporting and exchange of financial account information. Pursuant to the CRS, participating jurisdictions will obtain from reporting financial institutions, and automatically exchange with exchange partners on an annual basis, financial information with respect to all reportable accounts identified by financial institutions on the basis of common due diligence and reporting procedures. The first information exchanges are expected to begin in 2017. The Cayman Islands has committed to implement the CRS. As a result, the Offshore Fund will be required to comply with the CRS due diligence and reporting requirements, as adopted by the Cayman Islands. Failure to comply may subject the Offshore Fund to penalties and other charges.

Legal and Regulatory Risks. Legal and regulatory changes could occur during the term of the Fund which may materially adversely affect the Fund. Certain tax risks associated with an investment in the Fund are discussed in “Tax Aspects.”

Regulatory Change. Legal and regulatory changes could occur during the term of the Fund, which may materially adversely affect the Fund. The regulation of the U.S. and non-U.S. securities, derivatives and futures markets and investment funds such as the Fund has undergone substantial change in recent years and such change may continue. In particular, the Dodd-Frank Act contains changes to the existing regulatory structure in the United States and is intended to establish rigorous oversight standards to protect the U.S. economy and American consumers, investors and businesses. The Dodd-Frank Act requires additional regulation of hedge fund managers, including requirements for such managers to register as investment advisers under the Advisers Act, and to disclose various information to regulators about the positions, counterparties and other exposures of the hedge funds managed by such managers.

The Dodd-Frank Act significantly alters the regulation of commodity interests and comprehensively regulates the OTC derivatives markets for the first time in the United States. Provisions in the law include: registration requirements with the SEC and/or the CFTC, recordkeeping, capital, and margin requirements for swap dealers as determined by applicable regulations, and the requirement that certain standardized OTC derivatives, such as interest rate swaps, be executed in regulated markets and submitted for clearing through regulated clearinghouses. OTC derivatives transactions traded through clearinghouses are subject to margin requirements set by clearinghouses and possibly to additional requirements set by the SEC and/or the CFTC. Certain regulators also have set margin requirements for OTC derivative transactions that do not trade through clearinghouses. OTC swap dealers, the Fund and Investment Funds may be required to post margin for the first time for certain types of derivatives transactions. This will increase the dealers’ costs, as well as the costs of the Fund and Investment Funds, and may also be passed through to other market participants, such as an Investment Fund, in the form of higher fees or spreads and less favorable dealer valuations.

The Dodd-Frank Act and the rules promulgated thereunder may negatively impact the ability of an Investment Fund and, in turn, the Fund, to meet its investment objective either through limits or requirements imposed on it or upon its counterparties. In particular, new position limits imposed on an Investment Fund or its counterparties may impact an Investment Fund’s ability to invest in a manner that most efficiently meets its investment objective, and new requirements, including capital, mandatory clearing and margining, may increase the cost of the Investment Fund’s investments and doing business. See “Types of Investments and Related Risks—Special Investment Instruments and Techniques— Possible Effects of Speculative Position Limits.”

Regulatory developments affecting the exchange-traded and OTC derivatives markets may impair an Investment Fund’s ability to manage or hedge its investment portfolio through the use of derivatives. In addition, the practice of short selling has been the subject of numerous temporary restrictions, and similar restrictions may be promulgated at any time. Such restrictions may adversely affect the returns of Investment Funds that utilize short selling. See “Types of Investments and Related Risks—Investment Related Risks—Short Sales.” Certain tax risks associated with an investment in the Fund are discussed in “Tax Aspects.”

Changes in Delaware, United States and/or Cayman Islands Law. If there are changes in the laws of Delaware, the United States and/or the Cayman Islands, so as to result in the inability of the Fund and/or the Offshore Fund to operate as set forth in this Prospectus, there may be a substantial effect on Shareholders. For example, if Cayman Islands law changes such that the Offshore Fund must conduct business operations within the Cayman Islands or pay taxes, Shareholders would likely suffer decreased investment returns. If Cayman Islands law, which limits the term of a LDC to 30 years, were to change such that, at the end of 30 years, the Fund could not replace the Offshore Fund with another identical LDC, the structure of the Fund would be impacted, potentially in an adverse manner. Such changes could also result in the inability of the Fund to operate on a going forward basis, resulting in the Fund being liquidated.

Other Investors In The Master Fund. Other investors in the Master Fund may alone or collectively own or acquire sufficient voting interests in the Master Fund to control matters relating to the operation of the Master Fund. The Fund’s inability to control the Master Fund may adversely affect the Fund’s ability to meet repurchase requests, which requires the cooperation of the Master Fund’s Board of Trustees. As a result, the Fund may be required to withdraw its investment in the Master Fund or take other appropriate action. Any such withdrawal could result in a distribution “in kind” of portfolio securities (as opposed to a cash distribution from the Master Fund). If securities and other non-cash assets are distributed, the Fund , through the Offshore Fund, could incur brokerage, tax, or other charges in converting those assets to cash. In addition, the distribution in kind may reduce the range of investments in the portfolio or adversely affect the liquidity of the Fund. Notwithstanding the above, there are other means for meeting repurchase requests, such as borrowing.

Special Risks Related to Cyber Security. The Fund and its service providers are susceptible to cyber security risks that include, among other things, theft, unauthorized monitoring, release, misuse, loss, destruction or corruption of confidential and highly restricted data; denial of service attacks; unauthorized access to relevant systems, compromises to networks or devices that the Fund and its service providers use to service the Fund’s operations; or operational disruption or failures in the physical infrastructure or operating systems that support the Fund and its service providers. Cyber attacks against or security breakdowns of the Fund or its service providers may adversely impact the Fund and its shareholders, potentially resulting in, among other things, financial losses; the inability of Fund shareholders to transact business and the Fund to process transactions; inability to calculate the Fund’s NAV; violations of applicable privacy and other laws; regulatory fines, penalties, reputational damage, reimbursement or other compensation costs; and/or additional compliance costs. The Fund may incur additional costs for cyber security risk management and remediation purposes. In addition, cyber security risks may also impact issuers of securities in which the Fund invests, which may cause the Fund’s investment in such issuers to lose value. There can be no assurance that the Fund or its service providers will not suffer losses relating to cyber attacks or other information security breaches in the future.

Limits of Risk Disclosures

While this Prospectus discloses all material risks involved with an investment in the Fund of which the Fund currently is aware, the above discussions of the various risks associated with the Fund and the Shares are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund. Prospective investors should read this entire Prospectus and consult with their own advisors before deciding whether to invest in the Fund. In addition, as the Fund’s investment program changes or develops over time, an investment in the Fund may be subject to risk factors not described in this Prospectus. The Fund will update this Prospectus to account for any material changes in the risks involved with an investment in the Fund.

Management of the Fund and the Master Fund

General

The Fund’s Board of Trustees provides broad oversight over the operations and affairs of the Fund. A majority of the Fund’s Board of Trustees is comprised of persons who are independent trustees. The same individuals serve on the Board of Trustees of the Fund and the Master Fund.

Morgan Stanley AIP GP LP serves as the Master Fund’s Adviser, subject to the ultimate supervision of, and any policies established by, the Master Fund’s Board of Trustees, pursuant to the terms of the Investment Advisory Agreement. The Adviser does not provide separate advisory services to the Fund or the Offshore Fund .

Under the terms of the Investment Advisory Agreement, the Adviser allocates the Master Fund’s assets and monitors regularly each Investment Fund to determine whether its investment program is consistent with the Master Fund’s investment objective and whether its investment performance and other criteria are satisfactory. The Adviser may reallocate the Master Fund’s assets among Investment Funds, terminate its relationship with Investment Funds and select additional Investment Funds, subject in each case to the ultimate supervision of, and any policies established by, the Master Fund’s Board of Trustees.

A discussion of the factors considered by the Master Fund’s Board of Trustees in approving the continuance of the Investment Advisory Agreement is set forth in the Master Fund’s semi-annual report to its shareholders for the period ended June 30, 2019.

The Adviser was formed as a limited partnership under the laws of the State of Delaware on November 10, 2000. The Adviser is a registered investment adviser under the Advisers Act. The Adviser currently serves, and may in the future serve, as an investment adviser and/or sub-adviser of other registered and unregistered private investment companies. The offices of the Adviser are located at 100 Front Street, Suite 400, West Conshohocken, PA 19428-2881, and its telephone number is (610) 260-7600.

Management Team

The personnel of the Adviser principally responsible for management of the Master Fund are experienced and educated investment professionals with extensive experience in alternative investments. The Adviser and its personnel maintain relationships with a large number of managers. The Adviser believes that, as a result of these contacts, the Master Fund should have access to a large number of Investment Funds from which to select.

The personnel of the Adviser who have primary responsibility for management of the Master Fund are:

Mark L.W. van der Zwan, CFA. Mr. van der Zwan is a Managing Director of MSIM. Effective July 2016, Mr. van der Zwan began serving as Chief Investment Officer and Head of Morgan Stanley AIP Fund of Hedge Funds of Morgan Stanley AIP and, since 2006, he has been a portfolio manager for several Morgan Stanley AIP Fund of Hedge Funds portfolios, including the Fund since its inception. Mr. van der Zwan has more than 20 years of relevant industry experience. He is also a member of the Investment Committee. Prior to joining MSIM, he was a senior consultant with Alan D. Biller & Associates, Inc., an institutional investment consulting firm with approximately $70 billion in assets under advisory. He has also held various positions at the National Research Council of Canada where he conducted advanced computational modeling research. Mr. van der Zwan received both a B.Sc. with honors in chemistry and an M.B.A. in finance from Queen’s University in Ontario, Canada. Mr. van der Zwan holds the Chartered Financial Analyst designation.

Paresh Bhatt. Mr. Bhatt is a Managing Director of MSIM and a portfolio manager for several Morgan Stanley AIP Fund of Hedge Funds portfolios, including the Fund since its inception. He focuses on discretionary global macro, emerging markets and fixed income relative value strategies. He has 25 years of industry experience. He is also a member of the Investment Committee. Prior to joining MSIM, Mr. Bhatt worked for SEI Investments, where he managed global equity and EAFE portfolios and led due diligence on funds of hedge funds. Previously, he was an equity analyst for Granite Associates, where he conducted fundamental equity research in the telecommunications, media and technology sectors, and monitored hedge fund investments. He was also a vice president at Lehman Brothers, an associate at Bankers Trust and a research assistant at the Federal Reserve Board. Mr. Bhatt received a B.A. in economics as valedictorian from Union College and an M.B.A. in finance from the Wharton School of the University of Pennsylvania.

Jarrod Quigley. Mr. Quigley is a Managing Director of MSIM and a portfolio manager for several Morgan Stanley AIP Fund of Hedge Funds portfolios, including the Fund since 2010. He focuses on credit,secondary & co-investment strategies. He joined MSIM in 2004 and has 17 years of industry experience. He is also a member of the Investment Committee. Prior to joining the firm, Mr. Quigley was an investment banking analyst in the financial institutions group of A.G. Edwards & Sons. Mr. Quigley received a B.S. summa cum laude in finance from Babson College where he was also valedictorian. He holds the Chartered Financial Analyst designation.

Eric Stampfel. Mr. Stampfel is a Managing Director of MSIM and a portfolio manager for several Morgan Stanley AIP Fund of Hedge Funds portfolios, including the Fund since 2011. He focuses on fundamental equity strategies. Mr. Stampfel is also a member of the Investment Committee. He joined Morgan Stanley in 2010 and has 23 years of relevant industry experience. Prior to joining the firm, Mr. Stampfel was vice president and global head of long/short equity at Ivy Asset Management. Previously, he was a Sector Head at Cambium Capital Management focused on the technology media and telecommunications sectors. Prior to Cambium Capital, he was a senior analyst at Kingdon Capital Management where he focused on long/short stock selection. Mr. Stampfel received a B.S. in accounting from Villanova University. He is a member of the New York Society of Security Analysts and an affiliate member of the Market Technicians Association. He holds both the Chartered Alternative Investment Analyst, the Chartered Financial Analyst and Chartered Market Technician designations.

Eban Cucinotta. Mr. Cucinotta is a Managing Director of MSIM and the head of quantitative analytics for the Morgan Stanley AIP Hedge Fund group, focusing on evaluating and monitoring hedge fund investments from a quantitative and risk management perspective. Mr. Cucinotta is also the chair of the Morgan Stanley AIP hedge fund team Risk Monitoring Group which is responsible for consistent oversight of risk levels within Morgan Stanley AIP portfolios and comprises the senior most members of the hedge fund team and all investment committee members. He is a part of MSIM’s Risk Management Committee, and in this role is responsible for reporting any Morgan Stanley AIP level risk upward to MSIM risk management. Mr. Cucinotta joined Morgan Stanley in 2002 and has 16 years of industry experience. He and his team lead the development of the hedge fund team’s trading, allocation and liquidity management tools. He is also a member of the Investment Committee. Prior to his current role, Mr. Cucinotta was a client group associate for Morgan Stanley Investment Management, where he supported both AIP’s Hedge Fund and Private Equity Fund groups as well as MSIM’s emerging markets debt and high-yield products. Mr. Cucinotta received a B.S. in industrial management from Carnegie Mellon University and an M.B.A. from the Yale School of Management.

Christopher Morser. Mr. Morser is a Managing Director within the Morgan Stanley AIP Hedge Fund Solutions team. In this role, he focuses on managing individual customized hedge fund portfolios, overseeing the hedge fund advisory platform assets and managing the team responsible for delivering investment advice and client advisory activities. He joined MSIM in 2006 and has 28 years of industry experience. He is also a member of the Investment Committee. Prior to joining the firm, he was at Valence Capital, where he was responsible for external manger supervision and due diligence and served as portfolio manager for a fund of hedge funds vehicle. Before Valence Capital, Chris worked at Citadel Investment Group as a trader/analyst on the global event driven desk focusing on special situations/equity restructuring. Previously, he was a portfolio manager/analyst in a Chicago family office, overseeing long-only portfolios and running a leveraged financial sector hedge fund. Mr. Morser received a B.S. in finance from Penn State University, an M.B.A. from the University of Chicago and holds the Chartered Financial Analyst designation.

Gary Chan. Gary Chan is an Executive Director at Morgan Stanley Investment Management. Gary serves as head of systematic strategies for the Morgan Stanley Alternative Investment Partners Hedge Funds group. Gary has additional responsibilities as co-head of the separately managed account platform. He joined the firm in 2018 and has 22 years of investment experience. Prior to joining the firm, Gary was a Senior Investment Analyst at Stevens Capital Management LP. Gary received a Bachelor of Commerce in Finance from University of Toronto.

Robert Rafter. Mr. Rafter serves as portfolio manager and head of discretionary global macro, sovereign fixed income relative value and emerging markets strategies for the Morgan Stanley AIP Hedge Funds group. He joined Morgan Stanley AIP in 2011 and has 16 years of professional experience. He is also a member of the Investment Committee. Prior to joining the firm, Mr. Rafter served as vice president responsible for hedge fund investments at Colchis Capital Management, a boutique alternative investment manager. Previously, he was a segment producer at CNBC Business News and an analyst at Lehman Brothers, where he worked on the central funding desk within the Fixed Income Division. Mr. Rafter received a B.A. in government from Georgetown University. He is a member of the Bond Club of Philadelphia and the CFA Society of Philadelphia. Mr. Rafter holds the Chartered Financial Analyst designation.

The SAI provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers, and the portfolio managers’ ownership of Shares in the Fund and/or shares of the Master Fund .

The Adviser is an affiliate of Morgan Stanley. Morgan Stanley is a preeminent global financial services firm engaged in securities trading and brokerage activities, as well as providing investment banking, research and analysis, financing and financial advisory services. The firm has relationships with many users and providers of capital, and the Adviser has access to the firm’s talent, ideas, unique opportunities and resources. Morgan Stanley has one of the largest global asset management organizations of any full-service securities firm, with total assets under management and supervision as of [ ], 2020 of approximately $[ ] billion for a large and diversified group of corporations, governments, financial institutions and individuals. Morgan Stanley serves many interests in addition to the Fund and the Master Fund , which creates certain risks and possibilities of adverse effects on investors in the Fund. See “Conflicts of Interest.”

Administrator

The Master Fund has retained State Street (the “Administrator”), whose principal business address is State Street Financial Center, 1 Lincoln Street, Boston, MA 02110-2990, to provide certain administrative and fund accounting services to the Master Fund. Under the terms of an administration agreement between the Master Fund and the Administrator (the “Administration Agreement”), the Administrator is responsible, directly or through its agents, for, among other things: (1) calculating and disseminating the NAV of the Master Fund in accordance with the Master Fund’s then-current Declaration of Trust; (2) preparing for review the semi-annual and annual financial statements of the Master Fund, as well as monthly or quarterly reports regarding the Master Fund’s performance and NAV; and (3) performing additional services, as agreed upon, necessary in connection with the administration of the Master Fund and the Fund. The Administrator may retain third-parties, including its affiliates or those of the Adviser, to perform some or all of these services.

The Administrator is paid a monthly administrative fee computed at an annual rate ranging from 0.030% to 0.075%, based on the aggregate monthly net assets of certain Morgan Stanley products, including the Master Fund, for which the Administrator serves as the administrator. The Fund does not incur a separate administrative fee, but the Fund and its Shareholders are indirectly subject to the Master Fund’s administrative fee. The administrative fee may be renegotiated from time to time between the parties. The Administrator is also reimbursed by the Master Fund for out-of-pocket expenses relating to services provided to the Master Fund. The Administration Agreement may be terminated at any time by either of the parties upon not less than 60 days’ written notice.

The Administration Agreement provides that the Administrator, subject to certain limitations, will not be liable to the Master Fund or to Shareholders for any and all liabilities or expenses except those arising out of the fraud, gross negligence or willful default or misconduct of the Administrator or its agents. In addition, under the Administration Agreement, the Master Fund has agreed to indemnify the Administrator from and against any and all liabilities and expenses whatsoever out of the Administrator’s actions under the Administration Agreement, other than liability and expense arising out of the Administrator’s fraud, gross negligence or willful default or misconduct.

Custodian and Transfer Agent

State Street also serves as the custodian (the “Custodian”) of the assets of the Fund and may maintain custody of such assets with U.S. and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies), subject to policies and procedures approved by the Board of Trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts, except to the extent that securities may be held in the name of the Custodian or subcustodians in a securities depository, clearing agency or omnibus customer account. The Custodian’s principal business address is State Street Financial Center, 1 Lincoln Street, Boston, MA 02110-2990. The Custodian also serves as the custodian of the assets of the Offshore Fund pursuant to a separate agreement with the Offshore Fund.

UMB Fund Services, Inc. (“UMB”) serves as the transfer agent (the “Transfer Agent”) with respect to maintaining the registry of the Fund’s Shareholders and processing matters relating to subscriptions for, and repurchases of Shares. UMB’s principal business address is 235 West Galena Street, Milwaukee, WI 53212.

Fund, Offshore Fund and Master Fund Expenses

The Adviser bears all of its own costs incurred in providing investment advisory services to the Master Fund, including travel and other expenses related to the selection and monitoring of Investment Managers. As described below, however, the Master Fund bears all other expenses related to its investment program. The Adviser also provides, or arranges at its expense, for certain management and administrative services to be provided to the Fund and the Master Fund. Among those services are: providing office space and other support services, maintaining and preserving certain records, preparing and filing various materials with state and U.S. federal regulators, providing legal and regulatory advice in connection with administrative functions and reviewing and arranging for payment of the Fund’s and the Master Fund’s expenses. The Offshore Fund is expected to have minimal expenses. The portion of the Offshore Fund’s expenses allocated to the Fund will be paid by the Adviser or an affiliate of the Adviser.

Expenses borne by the Fund (and thus indirectly by Shareholders) include:

•	any non-investment related interest expense;

•	attorneys’ fees and disbursements associated with preparing and updating the Fund’s registration statement and with reviewing potential investments to be made in Investment Funds;

•	fees and disbursements of any accountants engaged by the Fund, and expenses related to the annual audit of the Fund and the preparation of the Fund’s tax information;

•	recordkeeping, custody and transfer agency fees and expenses;

•	the costs of errors and omissions/Trustees’ and officers’ liability insurance and a fidelity bond;

•	the Distribution and Shareholder Servicing Fee;

•	the costs of preparing and mailing reports and other communications, including proxy, tender offer correspondence or similar materials, to Shareholders;

•	fees of Trustees who are not “interested persons” and travel expenses of Trustees relating to meetings of the Board of Trustees of the Fund and committees thereof;

•	all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions among the Adviser and any custodian or other agent engaged by the Fund; and

•	any extraordinary expenses (as defined below), including indemnification expenses as provided for in the Fund’s organizational documents.

Expenses borne by the Master Fund (and thus indirectly by the Fund and Shareholders) include:

•	all expenses related to its investment program, including, but not limited to, expenses borne indirectly through the Master Fund’s investments in the underlying Investment Funds, including any fees and expenses charged by the Investment Managers of the Investment Funds (including management fees, performance or incentive fees and redemption or withdrawal fees, however titled or structured), all costs and expenses directly related to portfolio transactions and positions for the Master Fund’s account such as direct and indirect expenses associated with the Master Fund’s investments, including its investments in Investment Funds (whether or not consummated), and enforcing the Master Fund’s rights in respect of such investments, transfer taxes and premiums, taxes withheld on non-U.S. dividends, fees for data and software providers, research expenses, professional fees (including, without limitation, the fees and expenses of consultants, attorneys and experts) and, if applicable, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased and margin fees;

•	any non-investment related interest expense;

•	attorneys’ fees and disbursements associated with preparing and updating the Master Fund’s registration statement and with reviewing potential investments to be made in Investment Funds;

•	fees and disbursements of any accountants engaged by the Master Fund, expenses related to the annual audit of the Master Fund and the preparation of the Master Fund’s tax information;

•	fees paid and out-of-pocket expenses reimbursed to the Administrator; recordkeeping, custody and transfer agency fees and expenses;

•	the costs of errors and omissions/Trustees’ and officers’ liability insurance and a fidelity bond;

•	the Management Fee;

•	the Distribution and Shareholder Servicing Fee;

•	the costs of preparing and mailing reports and other communications, including proxy, tender offer correspondence or similar materials, to shareholders of the Master Fund;

•	fees of Trustees who are not “interested persons” and travel expenses of Trustees relating to meetings of the Board of Trustees of the Master Fund and committees thereof;

•	ongoing offering costs associated with any periodic offers of the Master Fund’s shares;

•	all costs and charges for equipment or services used in communicating information regarding the Master Fund’s transactions among the Adviser and any custodian or other agent engaged by the Master Fund; and

•	any extraordinary expenses (as defined below), including indemnification expenses as provided for in the Master Fund’s organizational documents.

The Investment Adviser will be reimbursed by the Master Fund for any of the above expenses that it pays on behalf of the Master Fund, except as otherwise provided above.

The Fund bears certain ongoing offering expenses associated with the Fund’s continuous offering of Shares (mostly printing expenses). Offering expenses cannot be deducted by the Fund or the Shareholders.

“Extraordinary expenses” are expenses incurred by the Fund or the Master Fund, as applicable, outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding, indemnification expenses, and expenses in connection with holding and/or soliciting proxies for a meeting of Shareholders.

Investment Funds bear various expenses in connection with their operations similar to those incurred by the Fund and the Master Fund. Investment Managers generally assess asset-based fees to, and receive incentive-based fees from, the Investment Funds (or their investors), which effectively will reduce the investment returns of the Investment Funds. These expenses and fees will be in addition to those incurred by the Fund and the Master Fund themselves. As an investor in the Investment Funds, the Master Fund (and therefore the Fund) will bear its proportionate share of the expenses and fees of the Investment Funds and will also be subject to incentive fees to the Investment Managers.

Management Fee

The Fund does not incur a separate management fee, but the Fund and its Shareholders are indirectly subject to the Master Fund’s Management Fee. In consideration of the advisory and other services provided by the Adviser to the Master Fund, the Master Fund pays the Adviser the Management Fee, monthly, at the rate of 0.083% (1.00% on an annualized basis) of the value of the Master Fund’s month end net assets. The Management Fee is an expense paid out of the Master Fund’s assets. The Management Fee is computed based on the value of the net assets of the Master Fund as of the close of business on the last business day of each month (including any assets in respect of Master Fund Shares that will be repurchased by the Master Fund as of the end of the month), and is due and payable in arrears.

Distribution and Shareholder Servicing Fee

The Fund does not incur a separate distribution and shareholder servicing fee, but the Fund and its Shareholders are indirectly subject to the Master Fund’s distribution and shareholder servicing fee. The Master Fund pays the Distributor, and the Distributor pays each Service Agent (which may include financial institutions and other industry professionals in addition to broker-dealers), a monthly distribution and shareholder servicing fee of up to 0.0625% (0.75% on an annualized basis) of the NAV of the outstanding Shares of the Master Fund attributable to the clients of the Service Agent who are invested in directly or indirectly (via the Fund and the Offshore Fund) in the Master Fund through the Service Agent. In exchange for this fee, the Service Agent provides distribution, marketing and/or sales support services, including making the Fund or the Master Fund (as applicable)available as an investment option to the Service Agent’s clients, offering the Fund or the Master Fund (as applicable) as an option on any distribution “platform” the Service Agent administers, making information about the Fund or the Master Fund (as applicable)available to clients, including the Fund’s or the Master Fund’s (as applicable) Prospectus, statement of additional information and sales literature, engaging in education or marketing activities about the Fund or the Master Fund (as applicable) and its characteristics and retaining or utilizing the services of sales professionals, consultants and other personnel to assist in marketing shares of the Fund or the Master Fund (as applicable) to clients. In addition, each Service Agent provides the following shareholder services: assisting in establishing and maintaining accounts and records relating to clients that invest in Shares of the Fund or the Master Fund (as applicable), processing dividend and distribution payments from the Fund or the Master Fund (as applicable) on behalf of clients, arranging for bank wires following Fund or Master Fund (as applicable) notification, responding to client inquiries relating to the services performed by the Service Agent, responding to routine inquiries from clients concerning their investments in Shares of the Fund or the Master Fund (as applicable), assisting clients in changing account designations and addresses, assisting in processing client repurchase requests and providing such other similar services as permitted under applicable statutes, rules and regulations. In certain instances, a Service Agent may enter into an agreement with the Fund directly to provide shareholder services and the Fund may pay such Service Agent a fee for such services.

Adviser Payments

The Adviser may pay additional compensation, out of its own funds and not as an additional charge to the Fund or the Master Fund, to Intermediaries in connection with the sale, distribution and retention of Shares of the Fund, shares of the Master Fund, and/or Shareholder servicing. For example, the Adviser may pay compensation to Intermediaries for the purpose of promoting the sale of Shares of the Fund, maintaining balances of Shares, and/or for sub-accounting, administrative or Shareholder processing services. Such payments are made quarterly by the Adviser. The payments made by the Adviser may be based on the NAV of the Fund or the Master Fund as determined by the Adviser. The amount of these payments is determined from time to time by the Adviser and may be substantial. Such additional compensation will not exceed 0.125% of the average NAV of the outstanding shares of the Master Fund beneficially owned directly or indirectly (via the Fund and the Offshore Fund) by customers of an Intermediary over the applicable quarter (0.50% on an annualized basis).

With respect to each Intermediary that may receive such payments, the Adviser may pay from its own funds an amount not to exceed 0.50% per annum of the NAV of the Master Fund attributable to each client of such Intermediary who invests in the Master Fund. A portion of this payment may be paid through to the professional responsible for the client relationship and/or selling the Master Fund. This payment may be made as long as a client of an Intermediary is invested in the Master Fund directly or indirectly (under the Fund and the Offshore Fund).

The prospect of receiving, or the receipt of, additional compensation as described above by Intermediaries, out of the Adviser’s own funds and not as an additional charge to the Fund or the Master Fund, may provide such Intermediaries and/or their salespersons with an incentive to favor sales of Shares of the Fund, shares of the Master Fund and funds whose affiliates make similar compensation available, over sales of shares of funds (or other fund investments) with respect to which the Intermediary receives either no additional compensation or lower levels of additional compensation. The prospect of receiving, or the receipt of, such additional ongoing compensation may provide Intermediaries and/or their salespersons with an incentive to favor recommending that Shareholders maintain their assets in the Fund rather than re-allocate assets to another investment. These payment arrangements, however, will not change the price that an investor pays for Shares of the Fund or the amount that the Fund receives to invest on behalf of an investor. Shareholders may wish to take such payment arrangements into account when considering and evaluating any recommendations relating to Shares of the Fund.

Calculation of Net Asset Value

The value of the Fund’s net assets is determined as of the close of the Fund’s business at the end of each month in accordance with the procedures described below or as may be determined from time to time in accordance with the valuation policies and procedures adopted by the Board of Trustees. In computing its NAV, the Fund will value its interest in the Offshore Fund at the value of the Offshore Fund’s interest in the Master Fund, which will be based on the NAV provided by the Master Fund. The Board of Trustees of the Master Fund has approved procedures pursuant to which the Master Fund values its investments in Investment Funds at fair value, which ordinarily will be the value provided to the Fund by the Investment Funds’ Investment Managers from time to time, usually monthly. In accordance with these procedures, fair value as of each month-end ordinarily will be the value determined as of such month-end for each Investment Fund in accordance with the Investment Fund’s valuation policies and reported at the time of the Master Fund’s valuation. Because most Investment Managers will provide the Master Fund with their determinations of the month-end NAV of their Investment Funds after the relevant month-end, the Master Fund (and the Fund) expects to calculate its month-end NAV and NAV per share within 15 business days following the relevant month-end. This information will be available to Shareholders upon request. In the event that an Investment Fund does not report a month-end value to the Master Fund on a timely basis, the Master Fund would determine the fair value of such Investment Fund based on the most recent final or estimated value reported by the Investment Fund, as well as any other relevant information available at the time the Master Fund values its portfolio. Using the nomenclature of the hedge fund industry, any values reported as “estimated” or “final” values will reasonably reflect market values of securities for which market quotations are available or fair value as of the Master Fund’s valuation date.

Prior to investing in any Investment Fund, the Adviser will conduct a due diligence review of the valuation methodology utilized by the Investment Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser reasonably believes to be consistent with those used by the Master Fund for valuing its own investments. Although the procedures approved by the Master Fund’s Board of Trustees provide that the Adviser will review the valuations provided by the Investment Managers to the Investment Funds, neither the Adviser nor the Board of Trustees will be able to confirm independently the accuracy of valuations provided by such Investment Managers (which are unaudited). Accordingly, the valuations of the Investment Manager generally will be relied upon by the Master Fund, even though an Investment Manager may face a conflict of interest in valuing the securities, as their value will affect the Investment Manager’s compensation.

The Master Fund’s valuation procedures require the Adviser to consider all relevant information available at the time the Master Fund values its portfolio. The Adviser and/or the Master Fund’s Board of Trustees will consider such information, and may conclude in certain circumstances that the information provided by the Investment Manager of an Investment Fund does not represent the fair value of the Master Fund’s interest in the Investment Fund. Although redemptions of investments in Investment Funds are subject to advance notice requirements, Investment Funds will typically make available NAV information to holders which will represent the price at which, even in the absence of redemption activity, the Investment Fund would have effected a redemption if any such requests had been timely made or if, in accordance with the terms of the Investment Fund’s governing documents, it would be necessary to effect a mandatory redemption. Following procedures adopted by the Board of Trustees, in the absence of specific transaction activity in the investment in a particular Investment Fund, the Master Fund would consider whether it was appropriate, in light of all relevant circumstances, to value such a position at its NAV as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to NAV. In accordance with generally accepted accounting principles and industry practice, the Master Fund may not always apply a discount in cases where there was no contemporaneous redemption activity in a particular Investment Fund. In other cases, as when an Investment Fund imposes extraordinary restrictions on redemption, or when there have been no recent transactions in Investment Fund interests, the Master Fund may determine that it was appropriate to apply a discount to the NAV of the Investment Fund. Any such decision would be made in good faith, and subject to the review and supervision of the Master Fund’s Board of Trustees.

The valuations reported by the Investment Managers of the Investment Funds, upon which the Master Fund calculates its month-end NAV, may be subject to later adjustment, based on information reasonably available at that time. For example, fiscal year-end NAV calculations of the Investment Funds are audited by their independent auditors and may be revised as a result of such audits. Other adjustments may occur from time to time. Because such adjustments or revisions, whether increasing or decreasing the NAV of the Master Fund (and, therefore, the Fund) at the time they occur, relate to information available only at the time of the adjustment or revision, the adjustments or revisions will not affect the amount of the repurchase proceeds of the Fund received by Shareholders who had their Shares repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the Investment Managers or revisions to NAV of an Investment Fund adversely affect the Master Fund’s (and, therefore, the Fund’s) NAV, the outstanding Shares will be adversely affected by prior repurchases to the benefit of Shareholders who had their Shares repurchased at a NAV higher than the adjusted amount. Conversely, any increases in the NAV resulting from such subsequently adjusted valuations will be entirely for the benefit of the outstanding Shares and to the detriment of Shareholders who previously had their Shares repurchased at a NAV lower than the adjusted amount. The same principles apply to the purchase of Shares. New Shareholders may be affected in a similar way.

To the extent the Adviser invests the assets of the Master Fund in securities or other instruments that are not investments in Investment Funds, the Master Fund will generally value such assets as described below.

•	U.S. exchange listed and NASDAQ traded equity securities (other than options) will be valued at their closing sale prices as reported on the exchange on which those securities are primarily traded. If no sales of those securities are reported on a particular day, the securities will be valued based upon their composite bid prices for securities held long, or their composite ask prices for securities held short, as reported by those exchanges. Securities traded on a non-U.S. securities exchange will be valued at their closing sale prices on the exchange on which the securities are primarily traded, or in the absence of a reported sale on a particular day, at their bid prices (in the case of securities held long) or ask prices (in the case of securities held short) as reported by that exchange. Listed options will be valued at their bid prices (or ask prices in the case of listed options held short) as reported by the exchange with the highest volume on the last day a trade was reported. Other securities for which market quotations are readily available will be valued at their bid prices (or ask prices in the case of securities held short) as obtained from one or more dealers making markets for those securities. If market quotations are not readily available, securities and other assets will be valued at fair value as determined in good faith by, or under the supervision of, the Master Fund’s Board of Trustees.

•	Debt securities (other than convertible debt securities) will be valued in accordance with the procedures described above, which with respect to these securities may include the use of valuations furnished by a pricing service that employs a matrix to determine valuations for normal institutional size trading units. The Master Fund’s Board of Trustees will regularly monitor the methodology and procedures used in connection with valuations provided by the pricing service. Debt securities with remaining maturities of 60 days or less will, absent unusual circumstances, be valued at amortized cost, so long as this method of valuation is determined by the Master Fund’s Board of Trustees to represent fair value.

•	If, in the view of the Adviser, the bid price of a listed option or debt security (or ask price in the case of any such security held short) does not fairly reflect the market value of the security, the Adviser may request a valuation committee to instead adopt procedures to be used by the Adviser, if so delegated by the Master Fund’s Board of Trustees and in accordance with procedures adopted by the Master Fund’s Board of Trustees, to value the security at fair value, subject to the oversight of the valuation committee.

•	All assets and liabilities initially expressed in non-U.S. currencies will be converted into U.S. dollars using non-U.S. exchange rates provided by a pricing service compiled as of 12:00 noon, New York time. Trading in non-U.S. securities generally is completed, and the values of non-U.S. securities are determined, prior to the close of securities markets in the United States. Non-U.S. exchange rates are also determined prior to such close. On occasion, the values of non-U.S. securities and exchange rates may be affected by significant events occurring between the time as of which determination of values or exchange rates are made and the time as of which the NAV of the Master Fund is determined. When an event materially affects the values of securities held by the Master Fund or its liabilities, the securities and liabilities will be valued at fair value as determined in good faith by, or under the supervision of, the Master Fund’s Board of Trustees.

In general, fair value represents a good faith determination of the current value of an asset (or, with regard to a short sale, a liability) and will be used when there is no public market or possibly no market at all for the asset (or, with regard to a short sale, the liability). The fair values of one or more assets (or, with regard to short sales, liabilities) may not be the prices at which those assets (or, with regard to short sales, liabilities) are ultimately sold. In such circumstances, the Adviser and/or the Master Fund’s Board of Trustees will reevaluate its fair value methodology to determine, what, if any, adjustments should be made to the methodology.

The Adviser or its affiliates act as investment adviser to other clients that may invest in securities for which no public market price exists. Valuation determinations by the Adviser or its affiliates for other clients may result in different values than those ascribed to the same security owned by the Master Fund. Consequently, the fees charged to the Master Fund and other clients may be different, since the method of calculating the fees takes the value of all assets (or, with regard to short sales, all liabilities), including assets (or, with regard to short sales, liabilities) carried at different valuations, into consideration.

Expenses of the Fund and the Master Fund, including the Management Fee and the costs of any borrowings, are accrued on a monthly basis on the day NAV is calculated and taken into account for the purpose of determining NAV.

Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Master Fund’s (and, therefore, the Fund’s) net assets if the judgments of the Master Fund’s Board of Trustees, the Adviser, or Investment Managers to the Investment Funds should prove incorrect. Also, Investment Managers to the Investment Funds will only provide determinations of the NAV of Investment Funds on a weekly or monthly basis, in which event it will not be possible to determine the NAV of the Master Fund (and the Fund) more frequently.

Conflicts of Interest

As a diversified global financial services firm, Morgan Stanley, an affiliate of the Adviser, engages in a broad spectrum of activities including financial advisory services, asset management activities, sponsoring and managing private investment funds, engaging in broker-dealer transactions, and other activities. In the ordinary course of business, Morgan Stanley engages in activities in which Morgan Stanley’s interests or the interests of its clients may conflict with the interests of the Fund or the Shareholders. The discussion below sets out such conflicts of interest that may arise; conflicts of interest not described below may also exist. The Adviser can give no assurance that any conflicts of interest will be resolved in favor of the Fund or the Shareholders.

Transactions by Morgan Stanley—Morgan Stanley may pursue acquisitions of assets and businesses and identification of an investment opportunity in connection with its existing businesses or a new line of business without first offering the opportunity to the Fund. Such an opportunity could include a business that competes with the Fund, the Master Fund or an Investment Fund in which the Master Fund has invested or proposes to invest.

From time to time, Morgan Stanley may pursue the development of investment managers who will manage private investment funds that would otherwise qualify as investments for the Master Fund. Due to the conflicts of interest involved and in accordance with applicable law, the Adviser will not make any investment for the Master Fund in any Investment Fund that is managed by an affiliate of the Adviser. Accordingly, there may be investments that are unavailable to the Fund due to the manager’s affiliation with Morgan Stanley. Further, in the event that Morgan Stanley acquires a business or investment manager that is a manager of any Investment Fund, the Adviser may need to liquidate any investment by the Master Fund in an Investment Fund managed by such affiliated investment manager.

In addition, Morgan Stanley may have other relationships with Investment Funds or Investment Managers which may not result in Morgan Stanley directly or indirectly controlling, being controlled by, or being under common control with, such Investment Funds or Investment Managers. These relationships may include distribution or intermediary relationships with Investment Funds, strategic or principal investments in Investment Funds or their Investment Managers, or other contractual relationships. To the extent permitted by applicable law, it is possible that the Master Fund may invest in one or more such Investment Funds or with one or more such Investment Managers. In such circumstances, the management fee and the incentive fee or allocation charged by any such Investment Fund or Investment Manager may still apply.

Compensation for Services—Morgan Stanley may seek to perform investment banking and other financial services for, and will receive compensation from, Investment Funds, the sponsors of Investment Funds, companies in which Investment Funds invest, or other parties in connection with transactions related to those investments or otherwise. This compensation could include financial advisory fees, as well as underwriting or placement fees, financing or commitment fees and brokerage fees. Investment banking and other financial services compensation will not be shared with the Master Fund, the Fund or Shareholders and may be received before the Fund realizes a return on its investment. Morgan Stanley may have an incentive to cause investments to be made, managed or realized in seeking to advance the interests of a client other than with the Master Fund, the Fund or its Shareholders or to earn compensation. Morgan Stanley may also act as prime broker for Investment Funds.

Compensation Attributable to Fund Investments—Broker-dealers (whether or not affiliates of Morgan Stanley) may act as Service Agents to assist in the distribution of the Shares. Any sales load will be in addition to a Shareholder’s investment. The amount of the sales load is set forth in “Purchases of Shares.” The Service Agents may in their sole discretion waive the sales load payable by a Shareholder as described in the “Purchases of Shares” section. In addition, the Master Fund pays the Distributor, and the Distributor pays each Service Agent that enters into a Distribution and Shareholder Servicing Agreement with the Distributor, a monthly distribution and shareholder servicing fee at the annual rate of up to 0.75% of the NAV of the outstanding shares of the Master Fund beneficially owned by customers of the Distributor or the Service Agent, as set forth in “Distribution and Shareholder Servicing Fee.” Also, as set forth under “Adviser Payments,” the Adviser may pay additional compensation, out of its own funds and not as an additional charge to the Fund or Master Fund, to Intermediaries in connection with the sale, distribution and retention of Shares of the Fund, shares of the Master Fund and/or Shareholder servicing. The potential for Service Agents and/or Intermediaries to receive compensation in connection with a client’s investment in the Fund or Master Fund in the form of a sales load, Distribution and Shareholder Servicing Fees or payments from the Adviser, respectively, presents the Service Agents and/or Intermediaries with a potential conflict of interest in recommending that such client purchase Shares in the Fund or shares of the Master Fund.

In addition, the prospect of receiving, or the receipt of, additional compensation by the Service Agents and/ or Intermediaries in the form of a sales load, Distribution and Shareholder Servicing Fee or payments from the Adviser, respectively, may provide such Service Agents, Intermediaries and/or their salespersons with an incentive to favor sales of Shares in the Fund or shares of the Master Fund and interests in funds whose affiliates make similar compensation available over sales of interests in funds (or other fund investments) with respect to which the Service Agent or Intermediary does not receive additional compensation or lower levels of additional compensation. Prospective investors should take such payment arrangements into account when considering and evaluating any recommendations relating to Shares or shares of the Master Fund.

Morgan Stanley’s Asset Management Activities—Morgan Stanley conducts a variety of asset management activities, including sponsoring unregistered investment funds as well as other investment funds registered under the 1940 Act and in that capacity is subject to the 1940 Act and its regulations. Those activities also include managing assets of employee benefit plans that are subject to ERISA and related regulations. Morgan Stanley’s investment management activities may present conflicts if the Master Fund or the Fund and these other investment or pension funds either compete for the same investment opportunities or pursue investment strategies counter to each other.

Morgan Stanley’s Prime Brokerage and Administrative Activities—Certain Morgan Stanley affiliates may provide brokerage, administrative and other services from time to time to one or more accounts or entities managed by the Investment Managers of Investment Funds or their affiliates. A Morgan Stanley affiliate, as prime broker to an Investment Fund, may be a secured lender to the Investment Fund and, as such, may protect its own interest by foreclosing on fund assets, notwithstanding that such foreclosure may be adverse to the interest of investors in the Investment Fund. In addition, Morgan Stanley, as prime broker or administrator, may be privy to non-public information about the performance of the Investment Fund, which it generally would not disclose to the Adviser, the Master Fund, the Fund or Shareholders without express permission to do so. Accordingly, Shareholders may not know important information that could result in a deterioration in the Master Fund’s (and, therefore, the Fund’s) performance notwithstanding that certain affiliates or entities within Morgan Stanley will have such information.

Morgan Stanley affiliates may provide prime brokerage and other brokerage services to the Investment Funds in compliance with applicable law. The Investment Funds may, to the extent permissible, and in compliance with applicable law, sell securities to or purchase securities from Morgan Stanley affiliates as counterparty. Morgan Stanley affiliates may create, write, or issue derivative instruments with respect to which the counterparty is an Investment Fund or the performance of which is based on the performance of an Investment Fund. Morgan Stanley affiliates may keep any profits, commissions, and fees accruing to it in connection with its activities for itself and other clients, and the Management Fees from the Master Fund to the Adviser will not be reduced thereby. The Investment Funds will pay market rate commissions or fees in respect of such transactions.

The Morgan Stanley affiliates may have an interest in an account managed by, or enter into relationships with, an Investment Manager of an Investment Fund or its affiliates on terms different from those of an interest in the Master Fund. In addition, the Investment Managers of Investment Funds may receive research products and services in connection with the brokerage services that Morgan Stanley affiliates may provide from time to time to one or more Investment Funds or other accounts of such Investment Managers.

Morgan Stanley and its affiliates, including their officers, directors, principals, partners, members, or employees, may have banking and investment banking relationships with the issuers of securities that are held by the Investment Funds or by the Master Fund. They may also own the securities of these issuers. However, in making investment decisions for the Master Fund, the Adviser does not obtain or use material inside information acquired by any division, department, or affiliate of Morgan Stanley in the course of those relationships. In addition, Morgan Stanley affiliates may provide brokerage, placement, investment banking and other financial or advisory services from time to time to one or more accounts or entities managed by the Investment Managers or their affiliates, including the Investment Funds, and receive compensation for providing these services. These relationships could preclude the Master Fund from engaging in certain transactions and could constrain the Master Fund’s investment flexibility.

As part of its investment management process with respect to the Master Fund, the Adviser performs operational due diligence on, and periodically monitors, the operational control environment of the Investment Managers. See “Investment Program-Investment Selection.” The Adviser has arrangements in place to provide similar operational due diligence and monitoring services to certain of its affiliates and other third parties. In some cases, the Adviser charges a fee for this service.

Voting Rights in Investment Funds — From time to time, an Investment Fund may seek the approval or consent of its investors in connection with certain matters relating to the Investment Fund. In such a case, the Adviser has the right to vote in its sole discretion the Master Fund’s interest in the Investment Fund. The Adviser considers only those matters it considers appropriate in taking action with respect to the approval or consent of the particular matter. Business relationships may exist between the Adviser and its affiliates, on the one hand, and the Investment Managers and affiliates of the Investment Funds, on the other hand, other than as a result of the Master Fund’s investment in an Investment Fund. As a result of these existing business relationships, the Adviser may face a conflict of interest acting on behalf of the Master Fund and its shareholders. See “SAI – Annex A – Proxy Voting Policy and Procedures.”

The Master Fund may, for regulatory reasons, limit the amount of voting securities it holds in any particular Investment Fund and may as a result hold substantial amounts of non-voting securities in a particular Investment Fund. The Master Fund’s lack of ability to vote may result in a decision for an Investment Fund that is adverse to the interests of the Master Fund’s shareholders (including, the Fund). In certain circumstances, the Master Fund may waive voting rights or elect not to exercise them, such as to achieve compliance with U.S. bank holding company laws. See “Types of Investments and Related Risks—Risks of Fund of Hedge Funds Structure—Investments in Non-Voting Stock; Inability to Vote.”

Client Relationships—Morgan Stanley and its affiliates have existing and potential relationships with a significant number of sponsors and managers of Investment Funds, corporations and institutions. In providing services to its clients and the Master Fund or the Fund, Morgan Stanley may face conflicts of interest with respect to activities recommended to, or performed for, such clients, on the one hand, and the Master Fund or the Fund, the Shareholders and/or the Investment Funds, on the other hand. Morgan Stanley may also face conflicts of interest in connection with any purchase or sale transactions involving an investment by the Master Fund, whether to or from a Morgan Stanley client, and in connection with the consideration offered by, and obligations of, such Morgan Stanley client in such transactions. In such cases, Morgan Stanley will owe fiduciary duties to the Morgan Stanley client that may make Morgan Stanley’s interest adverse to that of the Master Fund (and, therefore, the Fund). In addition, these client relationships may present conflicts of interest in determining whether to offer certain investment opportunities to the Master Fund.

Diverse Membership; Relationships with Shareholders — Direct and indirect Master Fund shareholders are expected to include entities organized under U.S. law and in various jurisdictions that may have conflicting investment, tax and other interests with respect to their investments in the Master Fund. The conflicting interests of direct or indirect Master Fund shareholders may relate to or arise from, among other things, the nature of investments made by the Master Fund and/or Investment Funds, the structuring of the acquisition of investments of the Master Fund, and the timing of disposition of investments. This structuring of the Master Fund’s investments and other factors may result in different returns being realized by different direct or indirect Master Fund shareholders. Conflicts of interest may arise in connection with decisions made by the Adviser, including decisions with respect to the nature or structuring of investments, that may be more beneficial for one shareholder than for another shareholder, especially with respect to the shareholders’ individual tax situations. In selecting Investment Funds for the Master Fund, the Adviser considers the investment and tax objectives of the Master Fund as a whole, not the investment, tax or other objectives of any direct or indirect Master Fund shareholders individually.

Brokerage Activities—Morgan Stanley will be authorized to engage in transactions in which it acts as a broker for the Master Fund and for another person on the other side of the transaction. In any such event, Morgan Stanley may receive commissions from, and have a potentially conflicting division of loyalties and responsibilities regarding, both parties to such transactions. Morgan Stanley may also act as agent for the Master Fund, Investment Funds and other clients in selling publicly traded securities simultaneously. In such a situation, transactions may be bundled and clients, including the Master Fund, may receive proceeds from sales based on average prices received, which may be lower than the price which could have been received had the Master Fund sold its securities separately from Morgan Stanley’s other clients.

Regulation as a Bank Holding Company—In September 2008, Morgan Stanley elected to be regulated as a Bank Holding Company (“BHC”) under the BHCA, and the Federal Reserve granted Morgan Stanley’s application for financial holding company (“FHC”) status under the BHCA. FHC status is available to BHCs that meet certain criteria. FHCs may engage in a broader range of activities than BHCs that are not FHCs.

The activities of BHCs and their affiliates are subject to certain restrictions imposed by the BHCA and related regulations. Certain BHCA regulations may require aggregation of the positions owned, held, or controlled by Morgan Stanley and its affiliates (including without limitation the Adviser) in client and proprietary accounts with positions held by the Master Fund or the Fund (and, in certain instances, one or more Investment Funds). Moreover, Morgan Stanley may cease in the future to qualify as an FHC, which in either case may subject the Master Fund or the Fund to additional restrictions or may cause the Adviser to recommend that the Board of Trustees vote to dissolve the Master Fund and/or the Fund. Additionally, there can be no assurance that the bank regulatory requirements applicable to Morgan Stanley, the Master Fund and the Fund will not change, or that any such change will not have a material adverse effect on the Master Fund or the Fund.

Related Funds—Conflicts of interest may arise for the Adviser in connection with certain transactions involving investments by the Master Fund in Investment Funds, and investments by other funds advised by the Adviser, or sponsored or managed by Morgan Stanley, in the same Investment Funds. Conflicts of interest may also arise in connection with investments in the Master Fund by other funds advised or managed by the Adviser or any of its affiliates. Such conflicts could arise, for example, with respect to the timing, structuring and terms of such investments and the disposition of them. The Adviser or an affiliate may determine that an investment in an Investment Fund is appropriate for a particular client or for itself or its officers, directors, principals, members or employees, but that the investment is not appropriate for the Master Fund. Situations also may arise in which the Adviser, one of its affiliates, or the clients of either have made investments that would have been suitable for investment by the Master Fund but, for various reasons, were not pursued by, or available to, the Master Fund. The investment activities of the Adviser, its affiliates and any of their respective officers, directors, principals, members or employees may disadvantage the Master Fund (and, therefore, the Fund) in certain situations if, among other reasons, the investment activities limit the Master Fund’s ability to invest in a particular Investment Fund.

Management of the Master Fund—Personnel of the Adviser or its affiliates will devote such time as the Adviser, the Master Fund and their affiliates, in their discretion, deem necessary to carry out the operations of the Master Fund effectively. Officers, principals, and employees of the Adviser and its affiliates will also work on other projects for Morgan Stanley and its other affiliates (including other clients served by the Adviser and its affiliates) and conflicts of interest may arise in allocating management time, services or functions among the affiliates.

Purchases of Shares

Purchase Terms

The Fund may accept initial and additional purchases of Shares as of the first day of each calendar month. The investor must submit a completed application form five business days before the applicable purchase date. All purchases are subject to the receipt of immediately available funds three business days prior to the applicable purchase date in the full amount of the purchase (to enable the Master Fund to invest the proceeds in Investment Funds as of the applicable purchase date). An investor who misses one or both of these deadlines will have the effectiveness of its investment in the Fund delayed until the following month.

Despite having to meet the earlier application and funding deadlines described above, the Fund does not issue the Shares purchased (and an investor does not become a Shareholder with respect to such Shares) until the applicable purchase date, i.e., the first day of the relevant calendar month. Consequently, purchase proceeds do not represent capital of the Fund, and do not become assets of the Fund, until such date.

Any amounts received in advance of the initial or subsequent purchases of Shares are placed in a non-interest-bearing account with the Transfer Agent prior to their investment in the Fund, in accordance with Rule 15c2-4 under the 1934 Act. The Fund reserves the right to reject any purchase of Shares in certain limited circumstances (including, without limitation, when it has reason to believe that a purchase of Shares would be unlawful). Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned to the prospective investor. See “Types of Investments and Related Risks—Other Risks—Possible Exclusion of a Shareholder Based on Certain Detrimental Effects.”

Investors purchasing Shares in the Fund may be charged a sales load of up to 3% of the amount of the investor’s purchase.

The Distributor and/or a Service Agent may, at its discretion, waive the sales load for the purchase of Shares of the Fund by or on behalf of: (i) purchasers for whom the Distributor, the Adviser, Morgan Stanley or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity; (ii) employees and retired employees (including spouses, children, and parents of employees and retired employees) of the Distributor, the Adviser, Morgan Stanley and any affiliates of the Distributor, the Adviser or Morgan Stanley; (iii) Trustees and retired Trustees of the Fund (including spouses, children and parents of Trustees and retired Trustees); (iv) purchasers who use proceeds from an account for which the Distributor, the Adviser, Morgan Stanley or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity, to purchase Shares of the Fund; (v) Service Agents and their employees (and the immediate family members of such individuals); (vi) investment advisers or financial planners that have entered into an agreement with the Distributor that charge a fee for their services and that purchase Shares of the Fund for (1) their own accounts or (2) the accounts of eligible clients; (vii) clients of such investment advisers or financial planners described in (vi) above who place trades for the clients’ own accounts if such accounts are linked to the master account of the investment adviser or financial planner on the books and records of a Service Agent; and (viii) orders placed on behalf of other investment companies that the Distributor, the Adviser, Morgan Stanley or an affiliated company distributes. To receive a sales charge or minimum investment waiver in conjunction with any of the above categories, an investor must, at the time of purchase, give the Distributor sufficient information to permit the Distributor to confirm that the investor qualifies for such a waiver. In addition, purchasers of Shares in conjunction with certain “wrap” fee, asset allocation or other managed asset programs sponsored by a RIA, including an affiliate of the Adviser, or Morgan Stanley and its affiliates (including the Adviser) and the directors, partners, principals, officers and employees of any such RIA may not be charged a sales load. Notwithstanding any waiver, investors remain subject to eligibility requirements set forth in this Prospectus. The Master Fund will not charge a separate sales load for investments made by the Fund through the Offshore Fund.

The minimum initial investment in the Fund from each investor is $50,000, and the minimum additional investment in the Fund is $25,000. The minimum initial and additional investments may be reduced by the Fund with respect to certain individual investors or classes of investors (specifically, with respect to employees, officers or Trustees of the Fund, the Adviser or their affiliates). Additionally, the Fund may waive or reduce such minimum initial and additional investment amounts (as well as the application and funding deadlines described above) with respect to any investor funding its purchase of Shares with redemption proceeds from another fund sponsored, managed, or advised by the Adviser. The Fund will notify Shareholders in writing of any changes in the investors that are eligible for such reductions. The Fund may repurchase all of the Shares held by a Shareholder if the Shareholder’s account balance in the Fund, as a result of repurchase or transfer requests by the Shareholder, is less than $50,000.

Initial and any additional purchases of Shares of the Fund by any Shareholder must be made via wire transfer of funds. Payment for each initial or subsequent additional purchases of Shares must be made in one installment.

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. What this means to you: When you open an account, we will ask your name, address, date of birth, and other information that will allow us to identify you. If we are unable to verify your identity, we reserve the right to restrict additional transactions and/or liquidate your account at the next calculated NAV after your account is closed (less any applicable sales/account charges and/or tax penalties) or take any other action required by law. The Fund has implemented an anti-money laundering compliance program, which includes designation of an anti-money laundering compliance officer.

Eligible Investors

An Eligible Investor must be one or more of the following investors with a special tax status (hence the “STS” in the Fund’s name): (1) pension, profit-sharing, or other employee benefit trusts that are exempt from taxation under Section 501(a) of the Code, by reason of qualification under Section 401 of the Code; (2) employee benefit plans or other programs established pursuant to Sections 403(b), 408(k) and 457 of the Code; (3) certain deferred compensation plans established by corporations, partnerships, non-profit entities or state and local governments, or government-sponsored programs; (4) certain foundations, endowments and other exempt organizations under Section 501(c) of the Code (other than organizations exempt under Section 501(c)(1)); (5) IRAs (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs and rollover IRAs) and 403(b)(7) Plans; and (6) state colleges and universities. In addition, each investor in the Fund also will be required to certify to the Fund that the Shares are being acquired for the account of an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act. Existing Shareholders who subscribe for additional Shares will be required to qualify as Eligible Investors at the time of each additional purchase. Qualifications that must be met in becoming a Shareholder are set out in the application form that must be completed by each prospective investor. The Distributor and/or any Service Agent or RIA who offers Shares may impose additional eligibility requirements on investors who purchase Shares through the Distributor, such Service Agent or RIA, respectively. See “Plan of Distribution.”

Shares of the Fund are only registered for sale in the United States and certain of its territories. Generally, shares of the Fund will only be offered or sold to “U.S. persons” and all offerings or other solicitation activities will be conducted within the United States in accordance with the rules and regulations of the 1933 Act.

Repurchases and Transfers of Shares

No Right of Redemption

No Shareholder or other person holding Shares acquired from a Shareholder has the right to require the Fund to redeem any Shares. No public market for Shares exists, and none is expected to develop in the future.

Consequently, Shareholders may not be able to liquidate their investment other than as a result of repurchases of Shares by the Fund, as described below.

Repurchases of Shares

The Fund may from time to time repurchase Shares from Shareholders in accordance with written tenders by Shareholders at those times, in those amounts, and on those terms and conditions as the Board of Trustees may determine in its sole discretion. Each such repurchase offer will generally be conducted in parallel with similar repurchase offers made by the Master Fund with respect to shares of the Master Fund (and by the Offshore Fund with respect to shares of the Offshore Fund). Each such similar offer by the Master

Fund with respect to shares of the Master Fund will generally apply to up to 15% of the net assets of the Master Fund. In determining whether the Fund should offer to repurchase Shares from Shareholders, the Board of Trustees will consider the recommendation of the Adviser. The Adviser expects that generally, it will recommend to the Board of Trustees that the Fund offer to repurchase Shares from Shareholders quarterly, with such repurchases to occur as of each March 31, June 30, September 30 and December 31. The Fund’s Board of Trustees may, at any time, cause the Fund to redeem Shares at NAV. The redemption price payable in respective Shares involuntarily redeemed will be equal to the NAV of the shareholder’s Shares as of the effective date of the applicable redemption. Each offer to repurchase Shares will generally commence approximately 125 days prior to the applicable repurchase date. In determining whether to accept a recommendation to conduct a repurchase offer at any such time, the Board of Trustees will consider the following factors, among others:

•	whether any Shareholders have requested to tender Shares to the Fund;

•	the liquidity of the Fund’s assets (including fees and costs associated with redeeming or otherwise withdrawing from Investment Funds);

•	the investment plans and working capital and reserve requirements of the Fund;

•	the relative economies of scale of the tenders with respect to the size of the Fund;

•	the history of the Fund in repurchasing Shares;

•	the availability of information as to the value of the Fund’s Shares in underlying Investment Funds;

•	the existing conditions of the securities markets and the economy generally, as well as political, national or international developments or current affairs;

•	any anticipated tax consequences to the Fund of any proposed repurchases of Shares; and

•	the recommendations of the Adviser.

The Fund will repurchase Shares from Shareholders pursuant to written tenders on terms and conditions that the Board of Trustees determines to be fair to the Fund and to all Shareholders. When the Board of Trustees determines that the Fund will repurchase Shares, notice will be provided to Shareholders describing the terms of the offer, containing information Shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Shareholders deciding whether to tender their Shares during the period that a repurchase offer is open may obtain the Fund’s NAV per share by contacting the Adviser during the period. If a repurchase offer is oversubscribed by Shareholders who tender Shares, the Fund may repurchase a pro rata portion of the Shares tendered by each Shareholder, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law.

Repurchases of Shares from Shareholders by the Fund will be paid in cash. Repurchases will be effective after receipt and acceptance by the Fund of eligible written tenders of Shares from Shareholders by the applicable repurchase offer deadline. The Fund does not impose any charges in connection with repurchases of Shares.

Shares will be repurchased by the Master Fund after the Management Fee has been deducted from the Master Fund’s assets as of the end of the month in which the repurchase occurs—i.e., the accrued Management Fee for the month in which Master Fund shares are to be repurchased is deducted prior to effecting the relevant repurchase of Master Fund shares.

The Fund’s assets consist primarily of its interest in the Master Fund, which is held through the Offshore Fund. Therefore, in order to finance the repurchase of Shares pursuant to the tender offers, the Fund may find it necessary to liquidate all or a portion of its interest in the Master Fund. The Fund controls the Offshore Fund and, because interests in the Master Fund may not be transferred, the Fund may withdraw a portion of its interest only pursuant to repurchase offers by the Master Fund made to the Offshore Fund, and a distribution from the Offshore Fund to the Fund of the proceeds. The Fund will not conduct a repurchase offer for Shares unless the Master Fund simultaneously conducts a repurchase offer for the Master Fund’s shares. The Fund’s Board of Trustees also serves as the Board of Trustees for the Master Fund and the Board expects that the Master Fund will conduct repurchase offers on a quarterly basis in order to permit the Fund to meet its obligations under its repurchase offers. However, there are no assurances that the Board will, in fact, decide to undertake such a repurchase offer. The Fund cannot make a repurchase offer larger than a repurchase offer made by the Master Fund. The Master Fund’s repurchase offers will generally apply to up to 15% of the net assets of the Master Fund. The Master Fund will make repurchase offers, if any, to all of its investors, including the Fund (through the Offshore Fund), on the same terms, which practice may affect the size of the Master Fund’s offers. Subject to the Master Fund’s investment restriction with respect to borrowings, the Master Fund may borrow money or issue debt obligations to finance its repurchase obligations pursuant to any such repurchase offer. The Master Fund may need to suspend or postpone repurchase offers if it is not able to dispose of its interests in Investment Funds in a timely manner.

In light of liquidity constraints associated with the Fund’s indirect investments in Investment Funds and the fact that the Master Fund may have to effect redemptions from Investment Funds in order for the Fund to pay for Shares being repurchased, the Fund expects to employ the following repurchase procedures:

•	Each repurchase offer will generally commence approximately 125 days prior to the applicable repurchase date. A Shareholder choosing to tender Shares for repurchase must do so by the applicable deadline, which generally will be 95 days before the Notice Date. Shares will be valued as of the Valuation Date, which is generally expected to be March 31, June 30, September 30 or December 31. Tenders will be revocable upon written notice to the Fund up to 85 days prior to the Valuation Date (such deadline for revocation being the “Expiration Date”). If a repurchase offer is extended, the Expiration Date will be extended accordingly.

•	Promptly after the Expiration Date, the Fund will give to each Shareholder whose Shares have been accepted for repurchase a promissory note (the “Promissory Note”) entitling the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date, of the repurchased Shares. The determination of the value of Shares as of the Valuation Date is subject to adjustment based upon the results of the next annual audit of the Fund’s financial statements.

•	The Promissory Note, which will be non-interest bearing and non-transferable, is expected to contain terms providing for payment at two separate times, as is customary regarding such payments.

•	The initial payment in respect of the Promissory Note (the “Initial Payment”) will be in an amount equal to at least 90% of the estimated value of the repurchased Shares, determined as of the Valuation Date. The Initial Payment will be made as of the later of (1) a period of within 30 days after the Valuation Date, or (2) if the Fund has requested withdrawals of its capital from any Investment Funds in order to fund the repurchase of Shares, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such Investment Funds.

•	The second and final payment in respect of the Promissory Note (the “Post-Audit Payment”) is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date and based upon the results of the annual audit of the Fund’s financial statements for the year in which the Valuation Date occurs, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund’s financial statements will be completed within 60 days after the end of each fiscal year of the Fund and that the Post-Audit Payment will be made promptly after the completion of the audit.

If modification of the Fund’s repurchase procedures as described above is deemed necessary to comply with regulatory requirements, the Board of Trustees will adopt revised procedures reasonably designed to provide Shareholders substantially the same liquidity for Shares as would be available under the procedures described above. The Master Fund (and therefore, the Fund) is subject to certain Investment Funds’ initial lock-up periods beginning at the time of the Master Fund’s initial investment in an Investment Fund, during which the Master Fund (and, therefore, the Fund) may not withdraw its investment. In addition, certain Investment Funds may at times elect to suspend completely or limit withdrawal rights for an indefinite period of time in response to market turmoil or other adverse conditions (such as those experienced by many hedge funds for a period of time commencing in late 2008). During such periods, the Master Fund (and, therefore, the Fund) may not be able to liquidate its holdings in such Investment Funds in order to meet repurchase requests. In addition, should the Master Fund seek to liquidate its investment in an Investment Fund that maintains a side pocket, the Master Fund might not be able to fully liquidate its investment without delay, which could be considerable. The Master Fund (and, therefore, the Fund) may need to suspend or postpone repurchase offers if it is not able to dispose of its interests in Investment Funds in a timely manner.

The Fund will record on its books a segregated account consisting of cash that the Fund (through the Offshore Fund) has requested be redeemed from its underlying investments, in an amount equal to the aggregate estimated unpaid dollar amount of the Promissory Notes issued to Shareholders tendering Shares.

Payment for repurchased Shares may require the Master Fund to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Master Fund’s investment related expenses as a result of higher portfolio turnover rates. The Adviser intends to take measures, subject to policies as may be established by the Master Fund’s Board of Trustees, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of Shares.

A Shareholder tendering for repurchase only a portion of the Shareholder’s Shares will be required to maintain an account balance of at least $50,000 after giving effect to the repurchase. If a Shareholder tenders an amount that would cause the Shareholder’s account balance to fall below the required minimum, the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if, for any reason, the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. This right of the Fund to repurchase Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for purchase by the Fund.

Involuntary Repurchases and Mandatory Redemptions

The Fund may also, when consistent with the requirements of the Fund’s Agreement and Declaration of Trust, the provisions of the 1940 Act and rules thereunder, including Rule 23c-2, repurchase or redeem Shares of a Shareholder without consent or other action by the Shareholder or other person if the Fund determines that:

•	the Shares have been transferred or have vested in any person other than by operation of law as the result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Shareholder;

•	ownership of Shares by a Shareholder or other person is likely to cause the Fund to be in violation of, require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

•	continued ownership of Shares by a Shareholder may be harmful or injurious to the business or reputation of the Fund, the Board of Trustees, the Adviser or any of their affiliates, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•	any of the representations and warranties made by a Shareholder or other person in connection with the acquisition of Shares was not true when made or has ceased to be true;

•	with respect to a Shareholder subject to Special Laws or Regulations, the Shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold any Shares; or

•	it would be in the best interests of the Fund for the Fund to repurchase or redeem the Shares.

In the event that the Adviser or any of its affiliates holds Shares in the capacity of a Shareholder, the Shares may be tendered for repurchase in connection with any repurchase offer made by the Fund.

Shareholders who require minimum annual distributions from a retirement account through which they hold Shares should consider the Fund’s schedule for repurchase offers and submit repurchase requests accordingly.

Transfers of Shares

Shares may be transferred only:

•	by operation of law as a result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Shareholder; or

•	under certain limited circumstances, with the written consent of the Fund, which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances.

The Fund generally will not consent to a transfer of Shares by a Shareholder unless the transfer is to a transferee that represents that it is an Eligible Investor and after the transfer, the value of the Shares held in the account of each of the transferee and transferor is at least $50,000. A Shareholder transferring Shares may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer. In connection with any request to transfer Shares, the Fund may require the Shareholder requesting the transfer to obtain, at the Shareholder’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request.

In subscribing for Shares, a Shareholder agrees to indemnify and hold harmless the Fund, the Board of Trustees, the Adviser, each other Shareholder and any of their affiliates against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which those persons may become subject by reason of, or arising from, any transfer made by that Shareholder in violation of these provisions or any misrepresentation made by that Shareholder or a substituted Shareholder in connection with any such transfer.

Voting

Each Shareholder has the right to cast a number of votes equal to the number of Shares held by such Shareholder at a meeting of Shareholders called by the Fund’s Board of Trustees. Shareholders will be entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would be entitled to vote, including certain elections of a Trustee and approval of the Advisory Agreement, in each case to the extent that voting by shareholders is required by the 1940 Act. Notwithstanding their ability to exercise their voting privileges, Shareholders in their capacity as such are not entitled to participate in the management or control of the Fund’s business, and may not act for or bind the Fund.

Whenever the Fund as a shareholder in the Master Fund, through the Offshore Fund, is requested to vote on matters pertaining to the Master Fund (other than the termination of the Master Fund’s business, which may be determined by the Board of Trustees of the Master Fund without shareholder approval), the Offshore Fund will pass voting rights to the Fund, and the Fund will hold a meeting of the Shareholders and vote its interest in the Master Fund, through the Offshore Fund, for or against such matters proportionately to the instructions to vote for or against such matters received from the Shareholders. Thus, the Offshore Fund will not vote on Master Fund matters requiring a vote of Master Fund shareholders without the instruction of Fund Shareholders. The Fund shall vote Shares for which it receives no voting instructions in the same proportion as the Shares for which it receives voting instructions.

Tax Aspects

The following is a summary of certain aspects of the income taxation of the Fund and its Shareholders that should be considered by a prospective Shareholder. The summary of the U.S. federal income tax treatment of the Fund set out below is based upon the Code, judicial decisions, Treasury Regulations (proposed and final) (the “Regulations”) and rulings in existence on the date of this Prospectus, all of which are subject to change, possibly with retroactive effect.

The summary does not discuss the effect, if any, of various proposals to amend the Code that could change certain of the tax consequences of an investment in the Fund. Nor does the summary discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under the U.S. federal income tax laws, such as insurance companies, financial institutions and dealers. Each prospective Shareholder should consult with his, her or its own tax advisor in order to fully understand the U.S. federal, state, local and non-U.S. income tax consequences of an investment in the Fund.

In addition to the particular matters set forth in this section, tax-exempt entities should review carefully those sections of this Prospectus and the SAI regarding liquidity and other financial matters to ascertain whether the investment objectives of the Fund are consistent with their overall investment plans. Prospective tax-exempt investors are urged to consult their own counsel and tax advisers regarding the acquisition of Shares.

Distributions

The amount of any distributions the Fund pays may vary over time, depending on market conditions, the composition of the Fund’s investment portfolio, the expenses borne by the Fund, and any distributions made to the Fund by the Investment Funds. The Fund cannot guarantee, nor does the Fund currently anticipate, that it will pay any distributions.

Capital Gains Distributions

An Investment Fund may realize capital gains on the sale of portfolio securities. If it does, the Fund may make distributions out of any net short-term or long-term capital gains, normally in December of each year. The Fund may make supplemental distributions of dividends and capital gains following the end of its fiscal year. There can be no assurance that the Fund will pay any capital gains distributions in a particular year. Distributions and capital gain distributions made by the Fund are treated as withdrawals from the partnership for tax purposes.

Tax Treatment of the Fund’s Operations

The Fund received an opinion of Dechert LLP, counsel to the Fund, that under the provisions of the Code and the Regulations, as in effect on the date of the opinion, as well as under the relevant authority interpreting the Code and the Regulations, and based upon certain representations of the Fund’s Board of Trustees, the Fund will be treated as a partnership for U.S. federal income tax purposes and not as an association taxable as a corporation.

Under Section 7704 of the Code, “publicly traded partnerships” are generally treated as corporations for Federal income tax purposes. A publicly traded partnership is any partnership the interests in which are traded on an established securities market or which are readily tradable on a secondary market (or the substantial equivalent thereof). Interests in the Fund will not be traded on an established securities market. Regulations concerning the classification of partnerships as publicly traded partnerships (the “Section 7704 Regulations”) provide certain safe harbors under which interests in a partnership will not be considered readily tradable on a secondary market (or the substantial equivalent thereof). The Fund may not be eligible for any of those safe harbors. In particular, the Fund will not qualify under the private placement safe harbor set forth in the Section 7704 Regulations if the Fund has more than 100 Shareholders.

The Section 7704 Regulations specifically provide that the fact that a partnership does not qualify for the safe harbors is disregarded for purposes of determining whether interests in a partnership are readily tradable on a secondary market (or the substantial equivalent thereof). Rather, in this event the partnership’s status is examined under a general facts and circumstances test set forth in the Section 7704 Regulations. Dechert LLP has rendered its opinion that, under this “facts and circumstances” test, and based upon the anticipated operations of the Fund as well as the legislative history to Section 7704 of the Code, the text of the Section 7704 Regulations and certain representations of the Board of Trustees, the interests in the Fund will not be readily tradable on a secondary market (or the substantial equivalent thereof) and, therefore, that the Fund will not be treated as a publicly traded partnership taxable as a corporation.

Neither of the opinions of Dechert LLP described above, however, is binding on the Internal Revenue Service (the “Service”) or the courts. If it were determined that the Fund should be treated as an association or a publicly traded partnership taxable as a corporation for Federal income tax purposes (as a result of a successful challenge to such opinions by the Service, changes in the Code, the Regulations or judicial interpretations thereof, a material adverse change in facts, or otherwise), the taxable income of the Fund would be subject to corporate income tax when recognized by the Fund; distributions of such income, other than in certain redemptions of Shares, would be treated as dividend income when received by the Shareholders of the Fund to the extent of the current or accumulated earnings and profits of the Fund; and Shareholders of the Fund would not be entitled to report profits or losses realized by the Fund.

Unless otherwise indicated, references in the following discussion of the U.S. federal income tax consequences of Fund investments, activities, income, gain and loss, include the direct investments, activities, income, gain and loss of an Investment Fund and those indirectly attributable to the Fund as a result of it being an investor in an Investment Fund.

As a partnership, the Fund is generally not subject to U.S. federal income tax. The Fund files an annual partnership information return with the Service, which reports the results of operations. Each Shareholder of the Fund is required to report separately on its income tax return its distributive share of the Fund’s net long-term capital gain or loss, net short-term capital gain or loss and all other items of income or loss. Each Shareholder of the Fund is taxed on its distributive share of the Fund’s taxable income and gain regardless of whether it has received or will receive a distribution from the Fund. For a more detailed discussion of certain aspects of the income taxation of the Fund and its investments under Federal and state law, see the discussion of U.S. federal income tax considerations in the SAI.

Tax Audit

The Fund’s tax returns are subject to review by the IRS and other taxing authorities, which may dispute the Fund’s tax positions. Any recharacterizations or adjustments resulting from an audit may require each Investor to file amended tax returns and/or pay additional income taxes, interest or penalties and possibly may result in an audit of the Investor’s own tax return.

For returns filed for Fund taxable years beginning after 2017, new partnership audit rules will apply. Under the new regime, a “partnership representative,” will have sole authority to act on behalf of the Fund in any audit proceeding, and generally would bind the Fund and the Shareholders. Absent certain elections by the Fund, this new audit regime could cause any adjustments to Fund tax items, and any resulting tax liability, to be determined and collected at the Fund level and thus borne by the Investors in the year in which the audit is completed, rather than the year to which the audit relates. Future guidance is expected to clarify many aspects of this new partnership audit regime.

Classification of the Offshore Fund

The tax status of the Offshore Fund and its shareholders under the tax laws of the Cayman Islands and the United States is summarized below. The summary is based on the assumption that the Offshore Fund is owned, managed and operated as contemplated and reflects counsel’s consideration of the fact that shares of the Offshore Fund will be held by the Fund and that Shares in the Fund will be held by U.S. tax-exempt entities. The summary is based on existing laws as applied on the date of this Prospectus but no representation is made or intended by the Offshore Fund (i) that changes in such laws or their application or interpretation will not be made in the future or (ii) that the Service will agree with the interpretation described below as applied to the method of operation of the Offshore Fund. Persons interested in subscribing for Shares in the Fund should consult their own tax advisers with respect to the tax consequences, including the income tax consequences, if any, to them of the purchase, holding, redemption, sale or transfer of Shares.

1	The Offshore Fund will be classified as an association taxable as a corporation for United States federal income tax purposes.

2	The Offshore Fund generally will not be subject to taxation by the United States on income or gain realized by the Master Fund from its stock, securities, commodities or derivatives trading for a taxable year, provided that the Offshore Fund is not engaged or deemed to be engaged in a U.S. trade or business during a taxable year to which such income, gain or loss of the Master Fund is treated as effectively connected.

To the extent that the Master Fund is not deemed to be engaged in a U.S. trade or business, the Offshore Fund will not be subject to any U.S. federal income tax on its capital gains, whether from sources within or outside the United States to the extent that securities in which the Master Fund invests are not classified as United States real property interests within the meaning of Section 897 of the Code. The Master Fund does not intend to invest in any securities that would be classified as United States real property interests. The Offshore Fund will, however, be subject to a U.S. withholding tax at a 30% rate applicable to dividends, certain dividend equivalents and certain interest income considered to be from sources within the United States. To maximize the availability of the exemption from such withholding for “portfolio interest,” the Offshore Fund will provide the Master Fund with a statement regarding the Offshore Fund’s foreign status on IRS Form W-8BEN-E or its equivalent. Also, the Offshore Fund does not expect to maintain cash reserves, but generally intends to invest any cash reserves that may exist in a manner so as not to be subject to such 30% withholding.

An investment in the Master Fund should not cause the Offshore Fund to receive income that is “effectively connected” with a U.S. trade or business so long as (i) the Master Fund is not considered a dealer in stock, securities or commodities and does not regularly offer to enter into, assume or otherwise terminate positions in derivatives with customers, (ii) the U.S. business activities of the Master Fund consist solely of trading stock, securities, commodities and derivatives for its own account (and in the case of commodities, is limited to trading in commodities of a kind customarily dealt in on an organized exchange in transactions of a kind customarily consummated at such place) and (iii) any entity treated as a partnership for U.S. federal income tax purposes in which the Master Fund invests is also not deemed to be engaged in a U.S. trade or business. With respect to condition (iii), the Master Fund has no control over whether the entities treated as partnerships for U.S. federal income tax purposes in which the Master Fund invests are engaged or deemed to be engaged in a U.S. trade or business. The Master Fund, however, intends to use reasonable efforts to reduce or eliminate the extent to which it allocates investment assets to entities treated as partnerships for U.S. federal income tax purposes that are engaged or deemed to be engaged in a U.S. trade or business.

In the event that the Master Fund were found to be engaged in a U.S. trade or business during any taxable year, the Offshore Fund would be required to file a U.S. federal income tax return for such year on IRS Form 1120-F and pay tax at full U.S. rates on the portion of its income that is treated as effectively connected with such U.S. trade or business, and an additional 30% branch profits tax would be imposed. In addition, in such event, the Master Fund would be required to withhold such taxes from the income or gain allocable to the Offshore Fund under Section 1446 of the Code.

3	Eligible Investors generally are exempt from U.S. federal income tax except to the extent that they have UBTI. UBTI is income from a trade or business unrelated to the trade or business regularly carried on by a tax-exempt entity. UBTI in excess of $1,000 (U.S.) in any year is taxable and may result in an alternative minimum tax liability. In view of this special problem, a tax-exempt investor should consult its tax adviser before purchasing Shares. It will be the responsibility of any tax-exempt investor investing in the Fund to keep its own records with respect to UBTI and file its own IRS Form 990-T with respect thereto.

Various types of income, including dividends, interest, royalties, rents from real property (and incidental personal property) and gains from the sale of property other than inventory and property held primarily for sale to customers are excluded from UBTI so long as such income is not derived from debt-financed property. To the extent that the Offshore Fund holds property that constitutes debt-financed property (e.g., securities purchased on margin or through other means of leverage) or property primarily for sale to customers (“dealer” property) or becomes actively involved in trading securities, income attributable to such property or activity may constitute UBTI. However, UBTI of an entity classified for U.S. income tax purposes as a corporation generally does not pass through a corporation to its U.S. tax-exempt shareholders.

The Code provides two taxing regimes that have the effect of taxing U.S. persons currently on some or all of their pro rata share of the income of a foreign corporation, even though such income has not actually been distributed to them. These regimes involve the taxation of U.S. shareholders of (i) “passive foreign investment companies” (“PFICs”) and (ii) “controlled foreign corporations” (“CFCs”).

A foreign corporation will be treated as a CFC if more than 50% of the stock of such foreign corporation, determined by reference to either vote or value, is owned (or, after the application of certain constructive stock ownership rules, is deemed to be owned) by “U.S. shareholders.”

A “U.S. shareholder” is generally defined as any U.S. person (including a U.S. partnership) that owns (or, after the application of certain constructive stock ownership rules, is deemed to own) 10% or more of the total value or combined voting power of all classes of stock entitled to vote of the foreign corporation. Because the Fund, a U.S. partnership, will own at least 67% of the stock of the Offshore Fund, the Offshore Fund will be treated as a CFC. A “U.S. shareholder” of a CFC generally must include in income currently its pro rata share of, among other things, the CFC’s “Subpart F income,” whether or not currently distributed to such shareholder. “Subpart F income” includes various types of passive investment income such as dividends, interest, gains from the sale of stock or securities, and gains from futures transactions in commodities. “Subpart F income” of a CFC that is currently taxed to a “U.S. shareholder” is not subject to tax again in its hands when actually distributed to such shareholder. A corporation will not be treated with respect to a shareholder as a PFIC during the “qualified portion” of such shareholder’s holding period with respect to stock in such corporation. Generally, the term “qualified portion” means the portion of the shareholder’s holding period during which the shareholder is a “U.S. shareholder” (as defined above) and the corporation is a CFC. Accordingly, the Offshore Fund should not be treated as a PFIC with respect to the Fund.

Under current law applicable to U.S. tax-exempt entities, only particular categories of UBTI (for example, if the Offshore Fund were to generate certain insurance income as defined in Section 512(b)(17) of the Code) attributed from a CFC are taxable to a tax-exempt entity. The Offshore Fund does not expect to generate UBTI of this type.
The Fund received an opinion of Dechert LLP, counsel to the Fund, that under the provisions of the Code and the Regulations, as in effect on the date of the opinion, as well as under the relevant authority interpreting the Code and the Regulations, and based upon certain representations of the Board, income of the Fund allocable to tax-exempt investors (subject to certain exceptions) should not constitute UBTI. The Fund has not sought a ruling from the Service with respect to any of the tax issues affecting the Fund. If the Fund’s interpretations are incorrect and Shareholders are subjected to UBTI taxation, the Fund’s Board of Trustees will consider all relevant options, including the possible dissolution of the Fund.

The foregoing discussion is intended to apply primarily to exempt organizations that are qualified plans. The UBTI of certain other exempt organizations may be computed in accordance with special rules. Further, certain types of tax-exempt entities under the Code, such as “charitable remainder trusts” that are required to make taxable distributions based upon income received from all sources, may be disadvantaged under the rules relating to CFCs and PFICs in a manner similar to taxable investors. Charitable remainder trusts are generally required, under their trust instruments and for purposes of qualifying under the Code for tax exemption, to make current distributions of all or a significant portion of their income. As an investor in a CFC, such a trust would be deemed to receive income each year from the CFC whether or not the CFC currently distributes such income. For these reasons, the Fund would not be an appropriate investment for charitable remainder trusts.

The IRS recently issued proposed regulations that, if finalized, would generally treat the Master Fund’s income inclusion from an investment in a PFIC with respect to which the Master Fund has made a QEF election as qualifying income only if there is a distribution out of the earnings and profits of the PFIC that are attributable to such income inclusion. The proposed regulations, if adopted, would apply to taxable years beginning on or after 90 days after the regulations are published as final.

4. The Offshore Fund will be subject to U.S. federal withholding taxes (at a 30% rate) on payments of certain amounts (“withholdable payments”) unless it complies (or is deemed compliant) with extensive reporting and withholding requirements. Withholdable payments generally will include interest (including original issue discount), dividends, rents, annuities, and other fixed or determinable annual or periodical gains, profits or income, if such payments are derived from U.S. sources, as well as gross proceeds from dispositions of securities that could produce U.S. source interest or dividends. Income which is effectively connected with the conduct of a U.S. trade or business is not, however, included in this definition. To avoid the withholding tax, unless deemed compliant, the Offshore Fund will be required to enter into an agreement with the United States to identify and disclose identifying and financial information about each United States person (or foreign entity with substantial U.S. ownership) which invests in the Offshore Fund, and to withhold tax (at a 30% rate) on withholdable payments and related payments made to any investor which fails to furnish information requested by the Offshore Fund to satisfy its obligations under the agreement. Pursuant to an intergovernmental agreement between the United States and the Cayman Islands, the Offshore Fund may be deemed compliant, and therefore not subject to the withholding tax, if it identifies and reports U.S. taxpayer information directly to the Cayman Islands government. Certain categories of investors, generally including, but not limited to, tax-exempt investors, publicly traded corporations, banks, regulated investment companies, real estate investment trusts, common trust funds, brokers, dealers and middlemen, and state and federal governmental entities, will be exempt from such reporting. The U.S. Department of the Treasury is expected to issue further, detailed guidance as to the mechanics and scope of this new reporting and withholding regime. There can be no assurance as to the timing or impact of any such guidance on future Offshore Fund operations.

Cayman Islands—Automatic Exchange of Financial Account Information

The Cayman Islands has signed two inter-governmental agreements to improve international tax compliance and the exchange of information—one with the United States and one with the United Kingdom (the “US IGA” and the “UK IGA,” respectively). The Cayman Islands has also signed, along with over 80 other countries, a multilateral competent authority agreement to implement the OECD Standard for Automatic Exchange of Financial Account Information—Common Reporting Standard (the “CRS” and together with the US IGA and the UK IGA, “AEOI”).

Cayman Islands regulations have been issued to give effect to the US IGA, the UK IGA, and the CRS (collectively, the “AEOI Regulations”). Pursuant to the AEOI Regulations, the Cayman Islands Tax Information Authority (the “TIA”) has published guidance notes on the application of the US and UK IGAs and the CRS. It is anticipated that the UK IGA, regulated regulations and relevant provisions of the guidance notes will be phased out and replaced with CRS.

All Cayman Islands “Financial Institutions” are required to comply with the registration, due diligence and reporting requirements of the AEOI Regulations, except to the extent that they can rely on an exemption that allows them to become a “Non-Reporting

Financial Institution” (as defined in the relevant AEOI Regulations) with respect to one or more of the AEOI regimes, in which case only the registration requirements would apply under the CRS. The Offshore Fund does not propose to rely on any Non-Reporting Financial Institution exemption and therefore intends to comply with all of the requirements of the AEOI Regulations.

The AEOI Regulations require the Offshore Fund to, amongst other things (i) register with the Service to obtain a Global Intermediary Identification Number (in the context of the US IGA only), (ii) register with the TIA, and thereby notify the TIA of its status as a “Reporting Financial Institution”, (iii) adopt and implement written policies and procedures setting out how it will address its obligations under the CRS, (iv) conduct due diligence on its accounts to identify whether any such accounts are considered “Reportable Accounts”, and (v) report information on such Reportable Accounts to the TIA. The TIA will transmit the information reported to it to the overseas fiscal authority relevant to a reportable account (i.e. the Service in the case of a US Reportable Account) annually on an automatic basis.

For information on any potential withholding tax that may be levied against the Offshore Fund, see also the disclosure at point 4 above under “Classification of the Offshore Fund.”

By investing in the Offshore Fund and/or continuing to invest in the Offshore Fund, investors shall be deemed to acknowledge that further information may need to be provided to the Offshore Fund, the Offshore Fund’s compliance with the AEOI Regulations may result in the disclosure of investor information, and investor information may be exchanged with overseas fiscal authorities. Where an investor fails to provide any requested information (regardless of the consequences), the Offshore Fund may be obliged and/or reserves the right, to take any action and/or pursue all remedies at its disposal including, without limitation, compulsory redemption of the investor concerned and/or closure of the investor’s account. In accordance with the TIA issued guidance, the Offshore Fund is required to close an investor’s account if a self-certification is obtained within 90 days of account opening.

The Government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Offshore Fund or its shareholders. The Cayman Islands are not party to a double tax treaty with any country that is applicable to any payments made to or by the Offshore Fund. There are presently no income, corporation, capital gains or other taxes in effect in the Cayman Islands. The Offshore Fund is a LDC under Cayman Islands law and has obtained from to the Governor-in-Cabinet of the Cayman Islands an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Law (2018 Revision) of the Cayman Islands, which provides that, for a period of 20 years from the date of issue of the undertaking, no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to the Offshore Fund or its operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of the shares, debentures or other obligations of the Offshore Fund or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by the Offshore Fund to its members or a payment of principal or interest or other sums due under a debenture or other obligation of the Offshore Fund. An annual registration fee is payable by the Offshore Fund to the Cayman Islands government which is calculated by reference to the nominal amount of its authorized capital.

ERISA Considerations

Persons who are fiduciaries with respect to an employee benefit plan, IRA, Keogh plan or other arrangement subject to ERISA (an “ERISA Plan”), or the Code should consider, among other things, the matters described below in determining whether to cause the ERISA Plan to invest in the Fund.

ERISA imposes general and specific responsibilities on persons who are “fiduciaries” for purposes of ERISA with respect to an ERISA Plan, including prudence, diversification, prohibited transaction and other 89 standards. In determining whether a particular investment is appropriate for an ERISA Plan, a fiduciary of an ERISA Plan must comply with rules adopted by the U.S. Department of Labor (the “DOL”), which administers the fiduciary provisions of ERISA. Under those rules, the fiduciary of an ERISA Plan must: (1) give appropriate consideration to, among other things, the role that the investment plays in the Plan’s portfolio, taking into account whether the investment is designed reasonably to further the Plan’s purposes; (2) examine the risk and return factors associated with the investment; (3) assess the portfolio’s composition with regard to diversification, as well as the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the Plan; and (4) evaluate income tax consequences of the investment and the projected return of the total portfolio relative to the Plan’s funding objectives.

Before investing the assets of an ERISA Plan in the Fund, a fiduciary should determine whether such an investment is consistent with his, her or its fiduciary responsibilities as set out in the DOL’s regulations. The fiduciary should, for example, consider whether an investment in the Fund may be too illiquid or too speculative for its ERISA Plan, and whether the assets of the Plan would be sufficiently diversified if the investment is made. If a fiduciary of an ERISA Plan breaches his, her or its responsibilities with regard to selecting an investment or an investment course of action for the Plan, the fiduciary may be held personally liable for losses incurred by the Plan as a result of the breach.

Because the Fund has registered as an investment company under the 1940 Act, the underlying assets of the Fund are not considered to be “plan assets” of ERISA Plans investing in the Fund for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules. For that reason, neither the Adviser nor any of the Investment Managers are fiduciaries with respect to those Plans within the meaning of ERISA. The Fund requires an ERISA Plan proposing to invest in the Fund to represent: that it, and any fiduciaries responsible for its investments, are aware of and understand the Fund’s investment objective, policies and strategies; and that the decision to invest Plan assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA. Certain prospective ERISA Plan investors may currently maintain relationships with the Adviser or the Investment Managers, or with other entities that are affiliated with the Adviser or the Investment Managers. Each of the Adviser, the Investment Managers and their affiliates may be deemed to be a party in interest to and/or a fiduciary of any ERISA Plan to which it provides investment management, investment advisory or other services. ERISA prohibits ERISA Plan assets to be used for the benefit of a party in interest and also prohibits an ERISA Plan fiduciary from using its position to cause the ERISA Plan to make an investment from which it or certain third parties in which the fiduciary has an interest would receive a fee or other consideration. ERISA Plan investors should consult with counsel to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code. A fiduciary of an ERISA Plan investing in the Fund will be required to represent: that the decision to invest in the Fund was made by it as a fiduciary that is independent of the Adviser, the Investment Managers and their affiliates; that it is duly authorized to make such investment decision; that it has not relied on any individualized advice or recommendation of the Adviser, an Investment Manager or their affiliates, as a primary basis for the decision to invest in the Fund and that its investment in the Fund will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

The provisions of ERISA are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA contained in this Prospectus, is, of necessity, general and may be affected by future publication of DOL regulations and rulings. Potential ERISA Plan investors should consult with their legal advisors regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares.

Plan of Distribution

The Fund is offering on a continuous basis through the Distributor 1,000,000 Shares. Shares are offered in a continuous offering at the Fund’s then current NAV per Share plus any applicable sales load. The Distributor may enter into selected dealer agreements with Service Agents that have agreed to participate in the distribution of the Fund’s Shares. Neither the Distributor nor any Service Agent is obligated to buy any Shares from the Fund. There is no minimum aggregate amount of Shares required to be sold by the Fund. No arrangements have been made to place funds received in connection with the Shares’ offering in an escrow, trust or similar arrangement, other than the account with the Transfer Agent as set forth below. The Distributor is an affiliate of the Adviser and may be affiliated with one or more Service Agents.

Shares may be purchased only from a Service Agent, through the Distributor or through a RIA that has entered into an arrangement with the Distributor for such RIA to offer Shares in conjunction with a “wrap” fee, asset allocation or other managed asset program sponsored by such RIA. To make an investment in the Fund through a Service Agent or the Distributor, a prospective investor must open a brokerage account (an “Account”) with a Service Agent or the Distributor. Cash, checks, travelers checks, third party checks, or money orders will not be accepted. Shares are not available in certificated form.

Generally, the minimum required initial purchase by each investor is $50,000. Please note that a Service Agent may establish higher minimum investment requirements than the Fund, and may independently charge transaction fees and additional amounts (which may vary) in return for their services in addition to receiving a portion of the sales load, which will reduce an investor’s return.

Once a prospective investor’s order is received, a confirmation will be sent to the investor. The investor’s Account will be debited for the purchase amount, which will be deposited into an account with UMB, as the Fund’s Transfer Agent. See “Purchases of Shares—Purchase Terms.”

Shares may be purchased as of the first day of each month from the Distributor, a Service Agent or a RIA at the Fund’s then current NAV per Share plus the sales load (if applicable). See “Purchase of Shares.”

The maximum aggregate sales load payable to the Distributor and all Service Agents will not exceed 3.0% of the aggregate offering price of the Shares. The maximum aggregate Distribution and Shareholder Servicing Fee payable by the Master Fund to the Distributor and all Service Agents (as set forth under the section “Distribution and Shareholder Servicing Fee”) will not exceed 2.0%

of the aggregate offering price of the Master Fund’s shares. For a description of the services to be provided by the Distributor and Service Agents in connection with the Distribution and Shareholder Servicing Fee, see “Distribution and Shareholder Servicing Fee.” The maximum aggregate compensation payable by the Adviser (as set forth under the section “Adviser Payments”) to Intermediaries will not exceed 3.0% of the aggregate offering price of the Master Fund’s Shares. For a description of the services to be provided by Intermediaries in connection with such compensation payable by the Adviser, see “Adviser Payments.”

The Adviser may pay additional compensation, out of its own funds and not as an additional charge to the Fund or the Master Fund, to selected affiliated or unaffiliated brokers, dealers or other financial intermediaries (including affiliated Service Agents) (“Intermediaries”) in connection with the sale, distribution and retention of Shares of the Fund, shares of the Master Fund and/or Shareholder servicing. For example, the Adviser may pay compensation to Intermediaries for the purpose of promoting the sale of Shares of the Fund, maintaining balances of Shares, and/or for sub-accounting, administrative or Shareholder processing services. Such payments are made quarterly by the Adviser. The payments made by the Adviser may be based on the NAV of the Fund or the Master Fund as determined by the Adviser. The amount of these payments is determined from time to time by the Adviser and may be substantial. Such additional compensation will not exceed 0.125% of the average NAV of the outstanding shares of the Master Fund beneficially owned directly or indirectly (via the Fund and the Offshore Fund) by customers of an Intermediary over the applicable quarter (0.50% on an annualized basis).

With respect to each Intermediary that may receive such payments, the Adviser may pay from its own funds an amount not to exceed 0.50% of the NAV of the Master Fund attributable to each client of such Intermediary who invests in the Master Fund directly or indirectly (via the Fund and the Offshore Fund). A portion of this payment may be paid through to the professional responsible for the client relationship and/or selling the Master Fund. This payment may be made as long as a client of an Intermediary is invested in the Master Fund directly or indirectly (via the Fund and the Offshore Fund).

The maximum amount of compensation payable to such selected affiliated or unaffiliated brokers, dealers or other Intermediaries will not exceed 8.0% of the aggregate offering proceeds of the offering of Shares.

Additional Information About the Fund

Each Fund Share represents a proportional interest in the assets of the Fund. Each Fund Share has one vote at Shareholder meetings, with fractional Shares voting proportionally, on matters submitted to the vote of Shareholders. There are no cumulative voting rights. Fund Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, Shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to Shareholders after all expenses and debts have been paid.

Inquiries

Inquiries concerning the Fund and Shares (including information concerning subscription and repurchase procedures) should be directed to:

Investor Services
Alternative Investment Partners Absolute Return Fund STS
c/o Morgan Stanley Alternative Investment Partners
100 Front Street, Suite 400
West Conshohocken, Pennsylvania 19428-2881
Telephone: (800) 421-7572
Facsimile: (212) 507-0024

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© 2018 Morgan Stanley. Morgan Stanley Distribution, Inc.

ALTERNATIVE INVESTMENT PARTNERS ABSOLUTE RETURN FUND STS

STATEMENT OF ADDITIONAL INFORMATION

[April 27], 2020

Managed by

MORGAN STANLEY ALTERNATIVE INVESTMENT PARTNERS

100 Front Street, Suite 400
West Conshohocken, Pennsylvania 19428-2881
(800) 421-7572

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus of Alternative Investment Partners Absolute Return Fund STS (the “Fund”) dated [April 27], 2020. A copy of the prospectus may be obtained by contacting the Fund at the telephone number or address set forth above.

Investment Policies and Practices

The Fund is a non-diversified, closed-end management investment company. The Fund was organized as a Delaware statutory trust on October 31, 2005 and commenced operations on September 1, 2006. The Fund invests substantially all of its assets in AIP Absolute Return Fund LDC, a Cayman Islands exempted limited duration company (the “Offshore Fund”). The Offshore Fund invests substantially all of its assets in Alternative Investment Partners Absolute Return Fund, a Delaware statutory trust that is a non-diversified closed-end management investment company (the “Master Fund”). Morgan Stanley AIP GP LP serves as the Master Fund’s investment adviser (the “Adviser”). The investment objective and principal investment strategies of the Fund, the Offshore Fund and the Master Fund, as well as the principal risks associated with the investment strategies of the Fund, the Offshore Fund and the Master Fund, are set forth in the prospectus. Certain additional investment information is set forth below.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (“Shares”), are listed below. The Master Fund has adopted the same fundamental policies. As defined by the Investment Company Act of 1940 (the “1940 Act”), the vote of a “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of the Fund’s shareholders duly called, (a) of 66 2/3% or more of the voting securities present at such meeting, if the holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy; or (b) of more than 50% of the outstanding voting securities of the Fund, whichever is less. The Fund may not:

1	invest 25% or more of the value of its total assets in the securities, other than U.S. government securities, of issuers engaged in any single industry (for purposes of this restriction, the Fund’s investments in Investment Funds (as hereinafter defined) are not deemed to be investments in a single industry).

2	borrow money, except to the extent permitted by the 1940 Act (which currently limits borrowing to no more than 33 1/3% of the value of the Fund’s total assets).

3	issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33 1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

4	underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the 1933 Act in connection with the disposition of its portfolio securities.

5	make loans of money or securities to other persons, except through purchasing fixed income securities, lending portfolio securities or entering into repurchase agreements.

6	purchase or sell commodities or commodity contracts, except that it may purchase and sell non-U.S. currency, options, futures and forward contracts, including those related to indices, and options on indices, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

7	purchase, hold or deal in real estate, except that it may invest in securities that are secured by real estate or that are issued by companies or Investment Funds that invest or deal in real estate.

With respect to the Fund’s first Fundamental Policy, the Fund may not concentrate its investments in a particular industry or group of industries. Additionally, to the extent that timely information is available and it is practicable to do so, the Fund will consider the investment concentration of underlying funds in determining if it is concentrated in an industry or group of industries.

With respect to these investment restrictions and other policies described in this SAI or the prospectus (except the Fund’s policy on borrowings set forth above), if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets, unless otherwise stated, will not constitute a violation of such restriction or policy. The Fund will be required to remedy a breach of its policy on borrowings resulting from a change in the values of investments or the value of the Fund’s total assets within three days. Neither the Fund’s nor the Master Fund’s investment policies and restrictions apply to the activities and transactions of Investment Funds (as defined below).

For purposes of fundamental policy (1) above, the Fund’s investments in Investment Funds are indirect investments, through the Fund’s investment in the Master Fund through the Offshore Fund.

The Fund’s investment objective is fundamental and may not be changed without the vote of a majority of the Fund’s outstanding voting securities (as defined by the 1940 Act).

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Certain Portfolio Securities and Other Operating Policies

As discussed in the prospectus, the Fund invests substantially all of its assets in the Offshore Fund. The Offshore Fund invests substantially all of its assets in the Master Fund. The Master Fund invests substantially all of its assets in private investment funds (“Investment Funds”) that are managed by alternative asset managers (“Investment Managers”) that primarily employ various absolute return investment strategies in pursuit of superior risk-adjusted returns. Additional information regarding the types of securities and financial instruments in which Investment Managers may invest the assets of the Investment Funds, and certain of the investment techniques that may be used by Investment Managers and the Adviser, are set forth below.

Equity Securities

The investment portfolios of Investment Funds may include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and foreign issuers. The value of equity securities depends on business, economic and other factors affecting those issuers. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.

Investment Managers may generally invest the assets of Investment Funds in equity securities without restriction. These investments may include securities issued by companies having relatively small market capitalization, including “micro cap” companies. The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies, because these securities typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects. These securities are also subject to other risks that are less prominent in the case of the securities of larger companies.

Fixed Income Securities

Investment Funds may invest in fixed income securities. Fixed income securities include bonds, notes and debentures issued by U.S. and foreign corporations and governments. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to the risk of price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness or financial condition of the issuer and general market liquidity (i.e., market risk). Certain portfolio securities, such as those with interest rates that fluctuate directly or indirectly based on multiples of a stated index, are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to significant reductions of yield and possible loss of principal.

Investment Funds may invest in both investment grade and non-investment grade debt securities. Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization (a “Rating Agency”) of one of the four highest rating categories or, if not rated by any Rating Agency, have been determined by an Investment Manager to be of comparable quality.

An Investment Fund’s investments in non-investment grade debt securities, including convertible debt securities, are considered by the Rating Agencies to be predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. Non-investment grade securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade securities to make principal and interest payments than is the case for higher grade securities. In addition, the market for lower grade securities may be thinner and less liquid than the market for higher grade securities. For a description of the ratings of the Rating Agencies, see Annex B to this SAI.

Non-U.S. Securities

Investment Funds may invest in equity and fixed income securities of non-U.S. issuers and in depositary receipts, such as American Depositary Receipts (“ADRs”) that represent an indirect interest in securities of non-U.S. issuers. Non-U.S. securities in which Investment Funds invest may be listed on non-U.S. securities exchanges or traded in non-U.S. over-the-counter (“OTC”) markets or may be purchased in private placements and not be publicly traded. Investments in non-U.S. securities are affected by risk factors generally not thought to be present in the U.S. These factors are listed in the prospectus under “Types of Investments and Related Risks—Investment Related Risks—Non-U.S. Securities.”

As a general matter, Investment Funds are not required to hedge against non-U.S. currency risks, including the risk of changing currency exchange rates, which could reduce the value of non-U.S. currency denominated portfolio securities irrespective of the underlying investment. However, from time to time, an Investment Fund may enter into foreign currency forward exchange contracts for hedging purposes or non-hedging purposes to pursue its investment objective. Foreign currency forward exchange

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contracts are transactions involving the Investment Fund’s obligation to purchase or sell a specific currency at a future date at a specified price. Foreign currency forward exchange contracts may be used by the Investment Fund for hedging purposes to protect against uncertainty in the level of future non-U.S. currency exchange rates, such as when the Investment Fund anticipates purchasing or selling a non-U.S. security. This technique would allow the Investment Fund to “lock in” the U.S. dollar price of the security. Foreign currency forward exchange contracts also may be used to attempt to protect the value of the Investment Fund’s existing holdings of non-U.S. securities. There may be, however, imperfect correlation between the Investment Fund’s non-U.S. securities holdings and the foreign currency forward exchange contracts entered into with respect to such holdings. Foreign currency forward exchange contracts also may be used for non-hedging purposes to pursue the Master Fund’s or an Investment Fund’s investment objective, such as when an Investment Manager anticipates that particular non-U.S. currencies will appreciate or depreciate in value, even though securities denominated in such currencies are not then held in the Master Fund’s or Investment Fund’s investment portfolio.

Commodities

Certain Investment Funds may invest directly in commodities, rather than gaining exposure to commodities markets by investing in futures contracts. Unlike financial instruments, there are costs of physical storage associated with purchasing a commodity, which would not be associated with a futures contract for the same commodity. These storage costs include the time value of money invested in the physical commodity plus the actual costs of storing the commodity less any benefits from ownership of the physical commodity that are not obtained by the holder of a futures contract (this is sometimes referred to as the “convenience yield”). To the extent that these storage costs change for a commodity while the Investment Fund has invested directly in that commodity, the value of the Investment Fund’s investment in that commodity may change accordingly.

In addition, the values of commodities are subject to additional variables which may be less significant to the values of traditional securities such as stocks and bonds. Variables such as drought, floods, weather, livestock disease, embargoes and tariffs may have a larger impact on commodity prices. These additional variables may create additional investment risks which subject the Investment Fund investments to greater volatility than investments in traditional securities.

Money Market Instruments

The Master Fund and Investment Funds may invest, for defensive purposes or otherwise, some or all of their assets in high quality fixed income securities, money market instruments and affiliated or unaffiliated money market mutual funds, or may hold cash or cash equivalents in such amounts as the Adviser or Investment Managers deem appropriate under the circumstances. The Master Fund or Investment Funds also may invest in these instruments pending allocation of their respective offering proceeds. Money market instruments are high quality, short-term fixed income obligations, which generally have remaining maturities of one year or less, and may include U.S. government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of United States banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements. The Securities and Exchange Commission (the “SEC”) has adopted changes to the rules that govern money market funds. These changes: (1) permit (and, under certain circumstances, require) money market funds to impose a “liquidity fee” (up to 2%), or “redemption gate” that temporarily restricts redemptions from the money market fund, if weekly liquidity levels fall below the required regulatory threshold, and (2) require “institutional money market funds” to operate with a floating net asset value (“NAV”) rounded to a minimum of the fourth decimal place in the case of a fund with a $1.0000 per share price or an equivalent or more precise level of accuracy for money market funds with a different share price (e.g. $10.000 per share, or $100.00 per share). “Government money market funds” are exempt from these requirements but may choose to opt-in to the implementation of liquidity fees and redemption gates. These changes may affect the investment strategies, performance and operating expenses of money market funds once implemented. The Fund may invest certain de minimis amounts in cash and cash equivalents to meet certain ongoing expenses.

Repurchase Agreements

The Master Fund may enter into repurchase agreements to a limited extent. Repurchase agreements are agreements under which the Master Fund or an Investment Fund purchases securities from a bank that is a member of the Federal Reserve System, a foreign bank or a securities dealer that agrees to repurchase the securities from the Master Fund or Investment Fund at a higher price on a designated future date. If the seller under a repurchase agreement becomes insolvent or otherwise fails to repurchase the securities, the Master Fund or Investment Fund would have the right to sell the securities. This right, however, may be restricted, or the value of the securities may decline before the securities can be liquidated. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the securities before the repurchase of the securities under a repurchase agreement is accomplished, the Master Fund or Investment Fund might encounter a delay and incur costs, including a decline in the value of the securities, before being able to sell the securities. Repurchase agreements that are subject to foreign law may not enjoy protections comparable to those provided to certain repurchase agreements under U.S. bankruptcy law, and they therefore may involve greater

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risks. The Master Fund has adopted specific policies designed to minimize certain of the risks of loss from its use of repurchase agreements.

Reverse Repurchase Agreements

The Master Fund may enter into reverse repurchase agreements to a limited extent. Reverse repurchase agreements involve the sale of a security to a bank or securities dealer and the simultaneous agreement to repurchase the security for a fixed price, reflecting a market rate of interest, on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Master Fund or an Investment Fund. Reverse repurchase agreements are a form of leverage which also may increase the volatility of the Master Fund’s or an Investment Fund’s investment portfolio. The Master Fund will segregate permissible liquid assets at least equal to the aggregate amount of its reverse repurchase obligations, plus accrued interest.

Special Investment Techniques

Investment Funds may use a variety of special investment techniques to hedge a portion of their investment portfolios against various risks or other factors that generally affect the values of securities. They may also use these techniques for non-hedging purposes in pursuing their investment objectives. These techniques may involve the use of derivative transactions. The techniques Investment Funds may employ may change over time as new instruments and techniques are introduced or as a result of regulatory developments. Certain of the special investment techniques that Investment Funds may use are speculative and involve a high degree of risk, particularly when used for non-hedging purposes. It is possible that any hedging transaction may not perform as anticipated and that an Investment Fund may suffer losses as a result of its hedging activities.

Derivatives. Investment Funds may engage in transactions involving options, futures and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative and the portfolio as a whole. Derivatives permit Investment Funds to increase or decrease the level of risk, or change the character of the risk, to which their portfolios are exposed in much the same way as they can increase or decrease the level of risk, or change the character of the risk, of their portfolios by making direct investments in specific securities or other instruments.

Derivatives may entail investment exposures that are greater than their cost, meaning that a small investment in derivatives could have a large potential impact on an Investment Fund’s performance.

If an Investment Fund invests in derivatives at inopportune times or judges market conditions incorrectly, such investments may lower the Investment Fund’s return or result in a loss. An Investment Fund also could experience losses if its derivatives were poorly correlated with its other investments, or if the Investment Fund were unable to liquidate its position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices of derivatives.

Derivative instruments may also involve counterparty risk that the party on the other side of the transaction will be unable to honor its financial obligation to the Master Fund or the Investment Funds.

Options and Futures. The Master Fund and the Investment Funds may utilize options and futures contracts. They also may use so-called “synthetic” options (notional principal contracts with characteristics of an OTC option) or other derivative instruments sold (or “written”) by swap dealers, broker-dealers or other permissible financial intermediaries. Such transactions may be effected on securities exchanges, futures clearing houses or in the OTC market and negotiated directly with counterparties. When such transactions are entered into OTC and negotiated directly with counterparties, an Investment Fund bears the risk that the counterparty will be unable or unwilling to perform its obligations under the option contract. Such transactions may also be illiquid and, in such cases, an Investment Manager may have difficulty closing out its position. OTC options and synthetic transactions purchased and sold by Investment Funds may include options on baskets of specific securities, indices or other financial assets or instruments.

The Master Fund and the Investment Funds may purchase call and put options on specific securities, indices or other financial assets or instruments, and may write and sell covered or uncovered (the Investment Funds only) call and put options for hedging purposes and non-hedging purposes to pursue their investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security or other asset at a stated exercise price typically at any time prior to the expiration of the option. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security or other asset at a stated exercise price typically at any time prior to the expiration of the option. A covered call option on a security is a call option with respect to which an Investment Fund owns the underlying security or places cash or liquid securities in a segregated account on the books of or with a custodian in an amount equal to the notional value of the underlying

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security less the amount of the premium received to fulfill the obligation undertaken. The sale of such an option exposes an Investment Fund during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security above the exercise price plus the amount of the premium received or to possible continued holding of a security that might otherwise have been sold at a profit or to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on the books of or with a custodian in an amount equal to the exercise price less the amount of the premium received to fulfill the obligation undertaken. The sale of such an option exposes the seller during the term of the option to a decline in price of the underlying security below the exercise price, less the amount of the premium received while depriving the seller of the opportunity to invest the segregated assets. Options sold by the Investment Funds need not be covered.

An Investment Fund may close out a position when buying or writing options by selling or purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously purchased or written on the security. The Investment Fund will realize a profit or loss if the amount paid to purchase (or received to sell) an option is less (or more) than the amount received from the corresponding sale (or purchase) of the option. To close out a position as a purchaser of an option, an Investment Manager would ordinarily effect a similar “closing sale transaction,” which involves liquidating the position by selling the option previously purchased, although the Investment Manager could exercise the option should it deem it advantageous to do so.

Investment Funds may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Foreign markets, however, may have greater risk potential than domestic markets. In addition, any profits that might be realized in trading could be eliminated by adverse changes in the relevant currency exchange rate, or a loss could be incurred as a result of those changes. Transactions on foreign exchanges may include both commodities which are traded on domestic exchanges and those which are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the CFTC.

Engaging in these transactions involves risk of loss, which could adversely affect the value of the Master Fund’s net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. There is also the risk of loss by the Master Fund of margin deposits in the event of bankruptcy of a broker (known as a “futures commission merchant” or FCMs”) with which the Master Fund or Investment Fund has open positions in one or more futures contracts. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting an Investment Fund to substantial losses. Successful use of futures also is subject to an Investment Manager’s ability to correctly predict movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

Some or all of the Investment Managers may purchase and sell stock index futures contracts for an Investment Fund. A stock index future obligates an Investment Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract’s last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day.

Some or all of the Investment Managers may purchase and sell interest rate futures contracts for an Investment Fund. An interest rate future generally represents an obligation to purchase or sell an amount of a specific debt security at a future date at a specific price.

Some or all of the Investment Managers may purchase and sell currency futures or commodity futures, which create an obligation to purchase or sell an amount of a specific currency or commodity, as the case may be, at a future date at a specific price.

Options on Securities Indexes. Some or all of the Investment Managers may purchase and sell for the Investment Funds call and put options on stock indexes listed on national securities exchanges or traded in the OTC market for hedging purposes or non-hedging purposes to pursue their investment objectives. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use by an Investment Manager of options on stock indexes will be subject to the Investment Manager’s ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

Warrants and Rights. Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the

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securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

Swap Agreements. The Investment Managers may enter into equity, interest rate, and index and currency rate swap agreements on behalf of the Investment Funds. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if an investment was made directly in the asset that yielded the desired return. Certain credit default swaps and interest rate swaps are traded on exchanges and subject to central clearing but many swaps are traded in the OTC market. OTC swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard OTC swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The amounts to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at, for example, a particular interest rate, in a particular foreign currency, or in a “basket” of reference securities representing a particular index. Forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap”; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor”; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

Most OTC swap agreements entered into by an Investment Fund would require the calculation of the obligations of the parties to the agreements on a “net basis.” Consequently, an Investment Fund’s current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). The risk of loss with respect to OTC swaps is limited to the net amount of payments that a party is contractually obligated to make. If the other party to an OTC swap defaults, an Investment Fund’s risk of loss consists of the net amount of payments that it contractually is entitled to receive.

To achieve investment returns equivalent to those achieved by an Investment Manager in whose investment vehicles the Master Fund could not invest directly, perhaps because of their investment minimums or their unavailability for direct investment, the Master Fund may enter into swap agreements under which the Master Fund may agree, on a net basis, to pay a return based on a floating interest rate, such as LIBOR, and to receive the total return of the reference investment over a stated time period. The Master Fund may seek to achieve the same investment result through the use of other derivatives in similar circumstances. The U.S. federal income tax treatment of swap agreements and other derivatives used in the above manner is unclear.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and related regulatory developments require the clearing and exchange-trading of certain standardized OTC derivative instruments, such as interest rate swaps and credit default index swaps. Mandatory exchange-trading and clearing is occurring on a phased-in basis based on the type of market participant and CFTC approval of contracts for central clearing and exchange trading. In a cleared swap, an Investment Fund’s ultimate counterparty is a central clearinghouse rather than a swap dealer, brokerage firm, bank or other financial institution. An Investment Fund initially will enter into cleared swaps through an executing broker. Such transactions will then be submitted for clearing and, if cleared, will be held at regulated FCMs that are members of the clearinghouse that serves as the central counterparty. When an Investment Fund enters into a cleared swap, it must deliver to the central counterparty (via an FCM) an amount referred to as “initial margin.” Initial margin requirements are determined by the central counterparty, but an FCM may require additional initial margin above the amount required by the central counterparty. During the term of the swap agreement, a “variation margin” amount may also be required to be paid by an Investment Fund or may be received by the Investment Fund in accordance with margin requirements for such swap transaction and any applicable controls set for such accounts, depending upon, among other things, changes in the price of the underlying reference asset subject to the swap agreement. At the conclusion of the term of the swap agreement, if an Investment Fund has a loss equal to or greater than the margin amount, the margin amount is paid to the FCM along with any loss in excess of the margin amount. If an Investment Fund has a loss of less than the margin amount, the excess margin is returned to the Investment Fund. If an Investment Fund has a gain, the full margin amount and the amount of the gain is paid to the Investment Fund.

Central clearing is designed to reduce counterparty credit risk compared to uncleared swaps because central clearing interposes the central clearinghouse as the counterparty to each participant’s swap, but it does not eliminate those risks completely. There is also a risk of loss by an Investment Fund of the initial and variation margin deposits in the event of bankruptcy of the FCM with which the Investment Fund has an open position in a swap contract. The assets of an Investment Fund may not be fully protected in the event of the bankruptcy of the FCM or central counterparty because the Investment Fund might be limited to recovering only a pro rata

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share of all available funds and margin segregated on behalf of an FCM’s customers. If the FCM does not provide accurate reporting, an Investment Fund is also subject to the risk that the FCM could use the Investment Fund’s assets, which are held in an omnibus account with assets belonging to the FCM’s other customers, to satisfy its own financial obligations or the payment obligations of another customer to the central counterparty. Exchange-trading is expected to increase the liquidity of swaps trading.

In addition, with respect to cleared swaps, an Investment Fund may not be able to obtain as favorable terms as it would be able to negotiate for an uncleared swap. In addition, an FCM may unilaterally impose position limits or additional margin requirements for certain types of swaps in which an Investment Fund may invest. Central counterparties and FCMs generally can require termination of existing cleared swap transactions at any time, and can also require increases in margin above the margin that is required at the initiation of the swap agreement. Margin requirements for cleared swaps vary on a number of factors, and the margin required under the rules of the clearinghouse and FCM may be in excess of the collateral required to be posted by an Investment Fund to support its obligations under a similar uncleared swap. However, regulators have begun to adopt rules imposing certain margin requirements, including minimum margin requirements, on uncleared swaps, which could change this comparison.

An Investment Fund is also subject to the risk that, after entering into a cleared swap with an executing broker, no FCM or central counterparty is willing or able to clear the transaction. In such an event, the central counterparty would void the trade. Before an Investment Fund can enter into a new trade, market conditions may become less favorable to the Investment Fund. Although the terms of a swap may provide for termination rights, there can be no assurance that an Investment Fund will be able to terminate the swap.

The Adviser will continue to monitor developments regarding trading and execution of cleared swaps on exchanges, particularly to the extent regulatory changes affect an Investment Fund’s ability to enter into swap agreements and the costs and risks associated with such investments.

Lending Portfolio Securities

An Investment Fund may lend securities from its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The Investment Fund continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities which affords the Investment Fund an opportunity to earn interest on the amount of the loan and on the loaned securities’ collateral. An Investment Fund generally will receive collateral consisting of cash, U.S. government securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. The Investment Fund might experience risk of loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Investment Fund.

When-Issued, Delayed Delivery and Forward Commitment Securities

To reduce the risk of changes in securities prices and interest rates, an Investment Fund may purchase securities on a forward commitment, when-issued or delayed delivery basis, which means delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are fixed when the Investment Fund enters into the commitment, but the Investment Fund does not make payment until it receives delivery from the counterparty. After an Investment Fund commits to purchase such securities, but before delivery and settlement, it may sell the securities if it is deemed advisable.

Securities purchased on a forward commitment, when-issued or delayed delivery basis are subject to changes in value, generally changing in the same way (i.e., appreciating when interest rates decline and depreciating when interest rates rise), based upon the public’s perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates. Securities so purchased may expose an Investment Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued or delayed delivery basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when an Investment Fund is fully or almost fully invested results in a form of leverage and may result in greater potential fluctuation in the value of the net assets of an Investment Fund. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered and that the purchaser of securities sold by an Investment Fund on a forward basis will not honor its purchase obligation. In such cases, the Investment Fund may incur a loss.

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Repurchases and Transfers of Shares

Repurchase Offers

As discussed in the prospectus, offers to repurchase Shares will be made by the Fund at such times and on such terms as may be determined by the Fund’s Board of Trustees (the “Board”), in its sole discretion in accordance with the provisions of applicable law. In determining whether the Fund should repurchase Shares from shareholders of the Fund (“Shareholders”) pursuant to written tenders, the Fund’s Board will consider the recommendation of the Adviser. The Board also will consider various factors, including but not limited to those listed in the prospectus, in making its determinations.

The Fund’s Board will cause the Fund to make offers to repurchase Shares from Shareholders pursuant to written tenders only on terms it determines to be fair to the Fund and to all Shareholders of the Fund. When the Fund’s Board determines that the Fund will repurchase Shares, notice will be provided to each Shareholder of the Fund describing the terms thereof, and containing information Shareholders should consider in deciding whether and how to participate in such repurchase opportunity. Shareholders who are deciding whether to tender their Shares during the period that a repurchase offer is open may ascertain an estimated net asset value of their Shares (which is calculated once a month at month-end) from State Street Bank and Trust Company (“State Street”), the administrator for the Fund (the “Administrator”), during such period. If a repurchase offer is oversubscribed by Shareholders, the Fund may repurchase only a pro rata portion of the Shares tendered by each Shareholder, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law.

The Fund will record on its books a segregated account consisting of cash that the Fund has requested be withdrawn from its underlying investments, in an amount equal to the aggregate estimated unpaid dollar amount of any outstanding repurchase offer.

The Fund’s assets consist primarily of its interest in the Master Fund held through the Offshore Fund. Therefore, in order to finance the repurchase of Shares pursuant to the repurchase offers, the Fund may find it necessary to liquidate all or a portion of its interest in the Master Fund. Because interests in the Master Fund may not be transferred, the Fund may withdraw a portion of its interest only pursuant to repurchase offers by the Master Fund and, in turn, by the Offshore Fund. The Fund will not conduct a repurchase offer for Shares unless the Master Fund simultaneously conducts a repurchase offer for Master Fund interests.

Payment for repurchased Shares may require the Fund to liquidate all or any portion of its interest in the Offshore Fund and require the Offshore Fund to liquidate a portion of its interest in the Master Fund which may, in turn, need to liquidate some of its portfolio holdings earlier than the Adviser would otherwise liquidate these holdings, potentially resulting in losses, and may increase the Master Fund’s portfolio turnover. The Adviser intends to take measures (subject to such policies as may be established by the Fund’s Board) to attempt to avoid or minimize potential losses and turnover resulting from the repurchase of Shares.

Involuntary Repurchases and Mandatory Redemptions

As noted in the prospectus, the Fund, consistent with the requirements of the Fund’s Agreement and Declaration of Trust, the provisions of the 1940 Act and rules thereunder, including Rule 23c-2, has the right to repurchase or redeem Shares of a Shareholder or any person acquiring Shares from or through a Shareholder under certain circumstances. Such mandatory redemptions may be made if:

•	Shares have been transferred or vested in any person by operation of law as the result of the death, dissolution, bankruptcy or incompetence of a Shareholder;

•	ownership of Shares by a Shareholder or other person will cause the Fund to be in violation of, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the U.S. or any other relevant jurisdiction;

•	continued ownership of such Shares may be harmful or injurious to the business or reputation of the Fund or the Adviser, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal consequences;

•	any of the representations and warranties made by a Shareholder in connection with the acquisition of Shares was not true when made or has ceased to be true; or

•	it would be in the best interests of the Fund to repurchase or redeem Shares.

Transfers of Shares

With very limited exceptions, Shares are not transferable and liquidity will be provided only through the repurchase offers that will be made from time to time by the Fund. No transfer of Shares will be permitted by the Fund unless the transferee is an “Eligible Investor” (as defined in the prospectus) and, after the transfer, the value of the Shares beneficially owned by each of the transferor and the transferee is at least equal to the Fund’s minimum investment requirement.

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The Fund’s organizational documents provide that each Shareholder has agreed to indemnify and hold harmless the Fund, the Board, the Adviser, each other Shareholder and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses, including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement, joint or several, to which such persons may become subject by reason of or arising from any transfer made by such Shareholder in violation of these provisions or any misrepresentation made by such Shareholder in connection with any such transfer.

Management of the Fund

The Trustees supervise the affairs of the Fund and the Master Fund under the laws governing statutory trusts in the State of Delaware. The Trustees have approved contracts under which certain companies provide essential management, administrative and shareholder services to the Fund and the Master Fund.

Trustees and Officers

The Board of the Fund consists of 10 Trustees. These same individuals also serve as directors or trustees for certain of the funds advised by the Adviser and Morgan Stanley Investment Management Inc. (“MSIM”). None of the Trustees have an affiliation or business connection with the Adviser or any of its affiliated persons or own any stock or other securities issued by the Adviser’s parent company, Morgan Stanley. These are the “non-interested” or “Independent Trustees” as defined under the 1940 Act.

Board Structure and Oversight Function. The Board’s leadership structure features an Independent Trustee serving as Chairperson and the Board Committees described below. The Chairperson participates in the preparation of the agenda for meetings of the Board and the preparation of information to be presented to the Board with respect to matters to be acted upon by the Board. The Chairperson also presides at all meetings of the Board and is involved in discussions regarding matters pertaining to the oversight of the management of the Fund between meetings.

The Board of Trustees operates using a system of committees to facilitate the timely and efficient consideration of all matters of importance to the Trustees, the Fund and Fund Shareholders, and to facilitate compliance with legal and regulatory requirements and oversight of the Fund’s activities and associated risks. The Board of Trustees has established five standing committees: (1) Audit Committee, (2) Governance Committee, (3) Compliance and Insurance Committee and (4) Investment Committee, which are each comprised exclusively of Independent Trustees. Each committee charter governs the scope of the committee’s responsibilities with respect to the oversight of the Fund. The responsibilities of each committee, including their oversight responsibilities, are described further under the caption “Independent Trustees and the Committees.”

The Fund is subject to a number of risks, including investment, compliance, operational and valuation risk, among others. The Board of Trustees oversees these risks as part of its broader oversight of the Fund’s affairs through various Board and committee activities. The Board has adopted, and periodically reviews, policies and procedures designed to address various risks to the Fund. In addition, appropriate personnel, including but not limited to the Fund’s Chief Compliance Officer, members of the Fund’s administration and accounting teams, representatives from the Fund’s independent registered public accounting firm, the Fund’s Treasurer and portfolio management personnel, risk management personnel and independent valuation and brokerage evaluation service providers, make regular reports regarding the Fund’s activities and related risks to the Board of Trustees and the committees, as appropriate. These reports include, among others, quarterly performance reports, quarterly risk reports and discussions with members of the risk teams relating to each asset class. The Board’s committee structure allows separate committees to focus on different aspects of risk and the potential impact of these risks on some or all of the funds in the complex and then report back to the full Board. In between regular meetings, Fund officers also communicate with the Trustees regarding material exceptions and items relevant to the Board’s risk oversight function. The Board recognizes that it is not possible to identify all of the risks that may affect the Fund, and that it is not possible to develop processes and controls to eliminate all of the risks that may affect the Fund. Moreover, the Board recognizes that it may be necessary for the Fund to bear certain risks (such as investment risks) to achieve its investment objective.

As needed between meetings of the Board, the Board or a specific committee receives and reviews reports relating to the Fund and engages in discussions with appropriate parties relating to the Fund’s operations and related risks.

Trustees

The Fund seeks as Trustees individuals of distinction and experience in business and finance, government service or academia. In determining that a particular Trustee was and continues to be qualified to serve as Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. Based on a review of the experience, qualifications, attributes or skills of each

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Trustee, including those enumerated in the table below, the Board has determined that each of the Trustees is qualified to serve as a Trustee of the Fund. In addition, the Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes and skills that allow the Board to operate effectively in governing the Fund and protecting the interests of Shareholders. Information about the Fund’s Governance Committee and Board of Trustees nomination process is provided below under the caption “Independent Trustees and the Committees.”

The Trustees of the Fund, their birth years, addresses, positions held, length of time served, their principal business occupations during the past five years and other relevant professional experience, the number of portfolios in the Fund Complex (described below) overseen by each Independent Trustee (as of December 31, 2019) and other directorships, if any, held by the Trustees, are shown below. The Fund Complex includes all open-end and closed-end funds (including all of their portfolios) advised by the Adviser and any registered funds that have an adviser that is an affiliate of the Adviser (including, but not limited to, MSIM) (collectively, the “Morgan Stanley Funds”).

Name, Address and Birth Year of Independent Trustee	Position(s) Held with Registrant	Length of Time Served*	Principal Occupation(s) During Past 5 Years and Other Relevant Professional Experience	Number of Portfolios Overseen in Fund Complex	Other Trusteeships/Directorships Held Outside the Fund Complex During Past 5 Years**
Frank L. Bowman c/o Perkins Coie LLP Counsel to the Independent Trustees 1155 Avenue of the Americas 22nd Floor New York, NY 10036 Birth Year: 1944	Trustee	Since August 2006

President, Strategic Decisions, LLC (consulting) (since February 2009); Director or Trustee of Morgan Stanley Funds (since August 2006); Chairperson of the Compliance and Insurance Committee (since October 2015); formerly, Chairperson of the Insurance Sub-Committee of the Compliance and Insurance Committee (2007-2015); served as President and Chief Executive Officer of the Nuclear Energy Institute (policy organization) (February 2005-November 2008), retired as Admiral, U.S. Navy after serving over 38 years on active duty including 8 years as Director of the Naval Nuclear Propulsion Program in the Department of the Navy and the U.S. Department of Energy (1996- 2004); served as Chief of Naval Personnel (July 1994-September 1996) and on the Joint Staff as Director of Political Military Affairs (June 1992-July 1994); knighted as Honorary Knight Commander of the Most Excellent Order of the British Empire; awarded the Officier de l’Orde National du Mérite by the French Government; elected to the National Academy of Engineering (2009).

				86

Director of Naval and Nuclear Technologies LLP; Director Emeritus of the Armed Services YMCA; Member of the National Security Advisory Council of the Center for U.S. Global Engagement and a member of the CNA Military Advisory Board; Trustee of Fairhaven United Methodist Church; Member of the Board of Advisors of the Dolphin Scholarship Foundation; Director of other various nonprofit organizations; formerly, Director of BP, plc (November 2010-May 2019).

Kathleen A. Dennis c/o Perkins Coie LLP Counsel to the Independent Trustees 1155 Avenue of the Americas 22nd Floor New York, NY 10036 Birth Year: 1953	Trustee	Since August 2006	President, Cedarwood Associates (mutual fund and investment management consulting) (since July 2006); Chairperson of the Liquidity and Alternatives Sub-Committee of the Investment Committee (since October 2006) and Director or Trustee of various Morgan Stanley Funds (since August 2006); formerly, Senior Managing Director of Victory Capital Management (1993-2006).	86	Director of various non-profit organizations.

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Name, Address and Birth Year of Independent Trustee	Position(s) Held with Registrant	Length of Time Served*	Principal Occupation(s) During Past 5 Years and Other Relevant Professional Experience	Number of Portfolios Overseen in Fund Complex	Other Trusteeships/Directorships Held Outside the Fund Complex During Past 5 Years**
Nancy C. Everett c/o Perkins Coie LLP Counsel to the Independent Trustees 1155 Avenue of the Americas 22nd Floor New York, NY 10036 Birth Year: 1955	Trustee	Since January 2015	Chief Executive Officer, Virginia Commonwealth University Investment Company (since November 2015); Owner, OBIR, LLC (institutional investment management consulting) (since June 2014); formerly, Managing Director, BlackRock, Inc. (February 2011-December 2013) and Chief Executive Officer, General Motors Asset Management (a/k/a Promark Global Advisors, Inc.) (June 2005-May 2010).	87

Member of Virginia Commonwealth University School of Business Foundation; formerly, Member of Virginia Commonwealth University Board of Visitors (2013-2015); Member of Committee on Directors for Emerging Markets Growth Fund, Inc. (2007-2010); Chairperson of Performance Equity Management, LLC (2006-2010); and Chairperson, GMAM Absolute Return Strategies Fund, LLC (2006-2010).

Jakki L. Haussler c/o Perkins Coie LLP Counsel to the Independent Trustees 1155 Avenue of the Americas 22nd Floor New York, NY 10036 Birth Year: 1957	Trustee	Since January 2015	Chairman, Opus Capital Group (since 1996); formerly, CEO, Opus Capital Group (1996-2019); Director, Capvest Venture Fund, LP (May 2000-December 2011); Partner, Adena Ventures, LP (July 1999-December 2010); Director, The Victory Funds (February 2005-July 2008).	87

Director of Cincinnati Bell Inc. and Member, Audit Committee and Chairman, Governance and Nominating Committee; Director of Service Corporation International and Member, Audit Committee and Investment Committee; Director of Northern Kentucky University Foundation and Member, Investment Committee; Member of Chase College of Law Transactional Law Practice Center Board of Advisors; Director of Best Transport; Director of Chase College of Law Board of Visitors; formerly, Member, University of Cincinnati Foundation Investment Committee; Member, Miami University Board of Visitors (2008-2011); Trustee of Victory Funds (2005-2008) and Chairman, Investment Committee (2007-2008) and Member, Service Provider Committee (2005-2008).

Dr. Manuel H. Johnson c/o Johnson Smick International, Inc. 220 I Street, NE Suite 200 Washington, D.C. 20002 Birth Year: 1949	Trustee	Since July 1991	Senior Partner, Johnson Smick International, Inc. (consulting firm); Chairperson of the Investment Committee (since October 2006) and Director or Trustee of various Morgan Stanley Funds (since July 1991); Co-Chairman and a founder of the Group of Seven Council (G7C) (international economic commission); formerly, Chairperson of the Audit Committee (July 1991-September 2006); Vice Chairman of the Board of Governors of the Federal Reserve System and Assistant Secretary of the U.S. Treasury.	86	Director of NVR, Inc. (home construction).
Joseph J. Kearns c/o Perkins Coie LLP Counsel to the Independent Trustees 1155 Avenue of the Americas 22nd Floor New York, NY 10036 Birth Year: 1942	Trustee	Since August 1994	Senior Advisor, Kearns & Associates LLC (investment consulting); Chairperson of the Audit Committee (since October 2006) and Director or Trustee of various Morgan Stanley Funds (since August 1994); Director, Rubicon Investments (since February 2019); formerly, Deputy Chairperson of the Audit Committee (July 2003-September 2006) and Chairperson of the Audit Committee of various Morgan Stanley Funds (since August 1994); CFO of the J. Paul Getty Trust (1982-1999).	87	Prior to August 2016, Director of Electro Rent Corporation (equipment leasing). Prior to December 31, 2013, Director of The Ford Family Foundation.

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Name, Address and Birth Year of Independent Trustee	Position(s) Held with Registrant	Length of Time Served*	Principal Occupation(s) During Past 5 Years and Other Relevant Professional Experience	Number of Portfolios Overseen in Fund Complex	Other Trusteeships/Directorships Held Outside the Fund Complex During Past 5 Years**
Michael F. Klein c/o Perkins Coie LLP Counsel to the Independent Trustees 1155 Avenue of the Americas 22nd Floor New York, NY 10036 Birth Year: 1958	Trustee	Since August 2006

Managing Director, Aetos Alternatives Management, LP (since March 2000); Co-President, Aetos Alternatives Management, LP(since January 2004) and Co-Chief Executive Officer of Aetos Alternatives Management, LP (since August 2013); Chairperson of the Fixed Income Sub-Committee of the Investment Committee (since October 2006) and Director or Trustee of various Morgan Stanley Funds (since August 2006); formerly, Managing Director, Morgan Stanley & Co. Inc. and Morgan Stanley Dean Witter Investment Management and President, various Morgan Stanley Funds (June 1998-March 2000); Principal, Morgan Stanley & Co. Inc. and Morgan Stanley Dean Witter Investment Management (August 1997-December 1999).

				86	Director of certain investment funds managed or sponsored by Aetos Alternatives Management, LP; Director of Sanitized AG and Sanitized Marketing AG (specialty chemicals).
Patricia Maleski c/o Perkins Coie LLP Counsel to the Independent Trustees 1155 Avenue of the Americas 22nd Floor New York, NY 10036 Birth Year: 1960	Trustee	Since January 2017	Managing Director, JPMorgan Asset Management (2004-2016); Oversight and Control Head of Fiduciary and Conflicts of Interest Program (2015-2016); Chief Control Officer - Global Asset Management (2013-2015); President, JPMorgan Funds (2010-2013); Chief Administrative Officer (2004-2013); various other positions including Treasurer and Board Liaison (since 2001).	87	None.
Michael E. Nugent 522 Fifth Avenue New York, NY 10036 Birth Year: 1936	Chair of the Board and Trustee	Chair of the Boards since July 2006 and Trustee since July 1991	Chair of the Boards of various Morgan Stanley Funds (since July 2006); Chairperson of the Governance Committee (since January 2019) and Director or Trustee of various Morgan Stanley Funds (since July 1991); formerly, Chairperson of each of the Closed-End Fund Committee (until December 2019) and the Insurance Committee (until July 2006); General Partner, Triumph Capital, L.P., (private investment partnership) (1988-2013).	86	None.
W. Allen Reed c/o Perkins Coie LLP Counsel to the Independent Trustees 1155 Avenue of the Americas 22nd Floor New York, NY 10036 Birth Year: 1947	Vice Chair of the Board and Trustee	Vice Chair of the Boards since January 2020 and Trustee since August 2006	Vice Chair of the Boards of various Morgan Stanley Funds (since January 2020); Chairperson of the Equity Sub-Committee of the Investment Committee (since October 2006) and Director or Trustee of various Morgan Stanley Funds (since August 2006); formerly, President and CEO of General Motors Asset Management; Chairman and Chief Executive Officer of the GM Trust Bank and Corporate Vice President of General Motors Corporation (August 1994-December 2005).	86	Formerly, Director of Legg Mason, Inc. (2006-2019); and Director of the Auburn University Foundation (2010-2015).
*	This is the earliest date the Trustee began serving the Morgan Stanley Funds. Each Trustee serves an indefinite term, until his or her successor is elected.
**	This includes any directorships at public companies and registered investment companies held by the Trustee at any time during the past five years.

The executive officers of the Fund, their birth years, addresses, positions held, length of time served and their principal business occupations during the past five years are shown below (as of December 31, 2019).

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Officers*
Name, Birth Year and Address of Executive Officer	Position(s) Held with Registrant	Length of Time Served**	Principal Occupation(s) During Past 5 Years
John H. Gernon 522 Fifth Avenue New York, NY 10036 Birth Year: 1963	President and Principal Executive Officer	Since September 2013

President and Principal Executive Officer of the Equity and Fixed Income Funds and the Morgan Stanley AIP Funds (since September 2013) and the Liquidity Funds and various money market funds (since May 2014) in the Fund Complex; Managing Director of the Adviser; Head of Public Markets Product Development (since 2006).

Timothy J. Knierim 522 Fifth Avenue New York, NY 10036 Birth Year: 1959	Chief Compliance Officer	Since December 2016

Managing Director of the Adviser and various entities affiliated with the Adviser; Chief Compliance Officer of various Morgan Stanley Funds and the Adviser (since December 2016) and Chief Compliance Officer of Morgan Stanley AIP GP LP (since 2014). Formerly, Managing Director and Deputy Chief Compliance Officer of the Adviser (2014-2016).

Matthew Graver 100 Front Street, Suite 400 West Conshohocken, PA 19428-2881 Birth Year: 1968	Vice President	Since June 2008

Chief Operating Officer of the Morgan Stanley Alternative Investment Partners Fund of Hedge Funds group and Managing Director of Morgan Stanley Investment Management Inc. Formerly, Senior Manager at PricewaterhouseCoopers LLP.

Mary E. Mullin 522 Fifth Avenue New York, NY 10036 Birth Year: 1967	Secretary	Since June 1999	Managing Director of Morgan Stanley Investment Management Inc.; Secretary of various Morgan Stanley Funds (since June 1999).
Noel Langlois 100 Front Street, Suite 400 West Conshohocken, PA 19428-2881 Birth Year: 1969	Treasurer and Chief Financial Officer	Since March 2010

Head of Alternative Investment Services of Morgan Stanley Investment Management and Managing Director of Morgan Stanley Investment Management Inc.; Director of Morgan Stanley Select Investment Strategies Limited.

Michael J. Key 522 Fifth Avenue New York, NY 10036 Birth Year: 1979	Vice President	Since June 2017

Vice president of the Equity and Fixed Income Funds, Liquidity Funds, various money market funds and the Morgan Stanley AIP Funds in the Fund Complex (since June 2017); Executive Director of the Adviser; Head of Product Development for Equity and Fixed Income Funds (since August 2013).

*	In addition, the following individuals who are officers of the Adviser or its affiliates serve as assistant secretaries of the Fund: Allan Fajardo and Sheri Schreck. The following individuals who are officers of the Adviser or its affiliates also serve as assistant treasurers of the Fund: Michael Conklin, Robert Creaney, Marnie Niziolek, Geoff Kron, Lee Spector and Francie Tai.
**	This is the earliest date the officer began serving the Morgan Stanley Funds. Each officer serves an indefinite term, until his or her successor is elected.

It is a policy of the Fund’s Board that each Trustee shall invest at least $250,000 in any combination of the Morgan Stanley Funds that the Trustee determines meets his or her own specific investment objectives, without requiring any specific investment in any particular Fund. Newly elected or appointed “Trustees” have three years to comply with this policy.

For each Trustee, the dollar range of equity securities beneficially owned by the Trustee in the Fund and in the Family of Investment Companies (Family of Investment Companies includes all of the registered investment companies advised by the Adviser and MSIM) for the calendar year ended December 31, 2019, is set forth in the table below.

Name of Trustee	Dollar Range of Equity Securities in the Fund (As of December 31, 2019)	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies (As of December 31, 2019)
Independent:
Frank L. Bowman	[None	over $100,000
Kathleen A. Dennis	None	over $100,000
Nancy C. Everett	None	over $100,000
Jakki L. Haussler	None	over $100,000

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Name of Trustee	Dollar Range of Equity Securities in the Fund (As of December 31, 2019)	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies (As of December 31, 2019)
Manuel H. Johnson	None	over $100,000
Joseph J. Kearns[1]	None	over $100,000
Michael F. Klein[1]	None	over $100,000
Patricia Maleski	None	over $100,000
Michael E. Nugent	None	over $100,000
W. Allen Reed[1]	None]	over $100,000
1	Includes the total amount of compensation deferred by the Trustee at his election pursuant to a deferred compensation plan. Such deferred compensation is placed in a deferral account and deemed to be invested in one or more of the Morgan Stanley Funds (or portfolio thereof) that are offered as investment options under the plan.

As to each Independent Trustee and his or her immediate family members, no person owned beneficially or of record securities of an investment adviser or principal underwriter of the Fund, or a person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with an investment adviser or principal underwriter of the Fund.

[As of April 1, 2020, the Trustees and officers of the Fund, as a group, owned less than 1% of the outstanding Shares of the Fund.]

Independent Trustees and the Committees

Law and regulation establish both general guidelines and specific duties for the Independent Trustees. The Board has four committees: (1) Audit Committee, (2) Governance Committee, (3) Compliance and Insurance Committee and (4) Investment Committee.

The Independent Trustees are charged with recommending to the full Board approval of management, advisory and administration contracts, Rule 12b-1 plans and distribution and underwriting agreements; continually reviewing fund performance; checking on the pricing of portfolio securities, brokerage commissions, transfer agent costs and performance and trading among funds in the same complex; and approving fidelity bond and related insurance coverage and allocations, as well as other matters that arise from time to time. The Independent Trustees are required to select and nominate individuals to fill any Independent Trustee vacancy on the board of any fund that has a Rule 12b-1 plan of distribution. Most of the Institutional Funds, as well as the Fund, do not have a Rule 12b-1 plan.

The Board of Trustees has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The Audit Committee is charged with recommending to the full Board the engagement or discharge of the Fund’s independent registered public accounting firm; directing investigations into matters within the scope of the independent registered public accounting firm’s duties, including the power to retain outside specialists; reviewing with the independent registered public accounting firm the audit plan and results of the auditing engagement; approving professional services provided by the independent registered public accounting firm and other accounting firms prior to the performance of the services; reviewing the independence of the independent registered public accounting firm; considering the range of audit and non-audit fees; reviewing the adequacy of the Fund’s system of internal controls; and reviewing the valuation process. The Fund has adopted a formal, written Audit Committee Charter.

The members of the Audit Committee of the Fund are Jakki L. Haussler, Joseph J. Kearns, Michael F. Klein and W. Allen Reed. None of the members of the Fund’s Audit Committee is an “interested person,” as defined under the 1940 Act, of the Fund (with such disinterested Trustees being “Independent Trustees” or individually, “Independent Trustee”). Each Independent Trustee is also “independent” from the Fund under the listing standards of the New York Stock Exchange, Inc. (“NYSE”). The Chairperson of the Audit Committee of the Fund is Joseph J. Kearns.

The Board of Trustees of the Fund also has a Governance Committee. The Governance Committee identifies individuals qualified to serve as Independent Trustees on the Fund’s Board and on committees of such Board and recommends such qualified individuals for nomination by the Fund’s Independent Trustees as candidates for election as Independent Trustees, advises the Fund’s Board with respect to Board composition, procedures and committees, develops and recommends to the Fund’s Board a set of corporate governance principles applicable to the Fund, monitors and makes recommendations on corporate governance matters and policies and procedures of the Fund’s Board of Trustees and any Board committees and oversees periodic evaluations of the Fund’s Board and

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its committees. The members of the Governance Committee of the Fund are Kathleen A. Dennis, Manuel H. Johnson and Michael E. Nugent, each of whom is an Independent Trustee. In addition, Michael E. Nugent (as Chair of the Morgan Stanley Funds) periodically may attend other operating committee meetings. The Chairperson of the Governance Committee is Michael E. Nugent.

The Fund does not have a separate nominating committee. While the Fund’s Governance Committee recommends qualified candidates for nominations as Independent Trustees, the Board of Trustees of the Fund believes that the task of nominating prospective Independent Trustees is important enough to require the participation of all current Independent Trustees, rather than a separate committee consisting of only certain Independent Trustees. Accordingly, all the Independent Trustees participate in the selection and nomination of candidates for election as Independent Trustees for the Fund. Persons recommended by the Fund’s Governance Committee as candidates for nomination as Independent Trustees shall possess such experience, qualifications, attributes, skills and diversity so as to enhance the Board’s ability to manage and direct the affairs and business of the Fund, including, when applicable, to enhance the ability of committees of the Board to fulfill their duties and/or to satisfy any independence requirements imposed by law, regulation or any listing requirements of the NYSE. While the Independent Trustees of the Fund expect to be able to continue to identify from their own resources an ample number of qualified candidates for the Fund’s Board as they deem appropriate, they will consider nominations from Shareholders to the Board. Nominations from Shareholders should be in writing and sent to the Independent Trustees as described below under the caption “Shareholder Communications.”

The Board formed the Compliance and Insurance Committee to address insurance coverage and oversee the compliance function for the Fund and the Board. The Compliance and Insurance Committee consists of Frank L. Bowman, Nancy C. Everett and Patricia Maleski, each of whom is an Independent Trustee. The Chairperson of the Compliance and Insurance Committee is Frank L. Bowman.

The Investment Committee oversees the portfolio investment process for and reviews the performance of the Fund. The Investment Committee also recommends to the Board to approve or renew the Fund’s Investment Advisory and Administration Agreements. Each Independent Trustee if a member of the Investment Committee. The Chairperson of the Investment Committee is Manuel H. Johnson.

The Investment Committee has three Sub-Committees, each with its own Chairperson. Each Sub-Committee focuses on the Fund’s primary areas of investment, namely equities, fixed income and alternatives. Within the Fund Complex, the Sub-Committees and their members are as follows:

1	Equity – W. Allen Reed (Chairperson), Frank L. Bowman, Nancy C. Everett and Michael E. Nugent.

2	Fixed Income – Michael F. Klein (Chairperson) and Jakki L. Haussler.

3	Liquidity and Alternatives – Kathleen A. Dennis (Chairperson), Joseph J. Kearns and Patricia Maleski.

In addition, Manuel H. Johnson (as Chairperson of the Investment Committee) periodically attends Sub-Committee meetings, filling in where necessary.

The Board formed the Closed-End Fund Committee to consider a range of issues unique to closed-end funds. The Closed-End Fund Committee consists of Nancy C. Everett, Michael E. Nugent and W. Allen Reed, each of whom is an Independent Trustee. The Chairperson of the Closed-End Fund Committee is Michael E. Nugent.

During the Fund’s fiscal year ended December 31, 2019, the Board of Trustees held the following meetings:

Number of Meetings:
Board of Trustees	[8
Committee/Sub-Committee
Audit Committee	5
Governance Committee	5
Compliance and Insurance Committee	5
Investment Committee	6
Equity Sub-Committee	6
Fixed Income Sub-Committee	6
Liquidity and Alternatives Sub-Committee	6]

Experience, Qualifications and Attributes

The Board has concluded, based on each Trustee’s experience, qualifications and attributes that each Board member should serve as a Trustee. Following is a brief summary of the information that led to and/or supports this conclusion.

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Mr. Bowman has experience in a variety of business and financial matters through his prior service as a Director or Trustee for various funds in the Fund Complex, where he serves as Chairperson of the Compliance and Insurance Committee (and formerly served as Chairperson of the Insurance Sub-Committee of the Compliance and Insurance Committee). Mr. Bowman also serves as a Director of Naval and Nuclear Technologies LLP and Director Emeritus for the Armed Services YMCA, and formerly served as a Director of BP, plc. Mr. Bowman serves as a Trustee of the Fairhaven United Methodist Church. Mr. Bowman is also a member of the National Security Advisory Council of the Center for U.S. Global Engagement, a member of the CNA Military Advisory Board and a member of the Dolphin Scholarship Foundation Advisory Board. Mr. Bowman retired as an Admiral in the U.S. Navy after serving over 38 years on active duty including eight years as Director of the Naval Nuclear Propulsion Program in the Department of the Navy and the U.S. Department of Energy (1996-2004). Additionally, Mr. Bowman served as the U.S. Navy’s Chief of Naval Personnel (1994-1996) where he was responsible for the planning and programming of all manpower, personnel, training and education resources for the U.S. Navy, and on the Joint Staff as Director of Political Military Affairs (1992-1994). In addition, Mr. Bowman served as President and Chief Executive Officer of the Nuclear Energy Institute. Mr. Bowman has received such distinctions as a knighthood as Honorary Knight Commander of the Most Excellent Order of the British Empire and the Officier de l’Orde National du Mérite from the French Government and was elected to the National Academy of Engineering (2009). He is President of the consulting firm Strategic Decisions, LLC.

Ms. Dennis has over 25 years of business experience in the financial services industry and related fields including serving as a Director or Trustee of various other funds in the Fund Complex, where she serves as Chairperson of the Liquidity and Alternatives Sub-Committee of the Investment Committee. Ms. Dennis possesses a strong understanding of the regulatory framework under which investment companies must operate based on her years of service to this Board and her position as Senior Managing Director of Victory Capital Management.

Ms. Everett has over 35 years of experience in the financial services industry, including roles with both registered investment companies and registered investment advisers. By serving on the boards of other registered funds, such as GMAM Absolute Return Strategies Fund, LLC and Emerging Markets Growth Fund, Inc., Ms. Everett has acquired significant experience with financial, accounting, investment and regulatory matters. Ms. Everett is also a Chartered Financial Analyst.

With more than 30 years of experience in the financial services industry, including her years of entrepreneurial and managerial experience in the development and growth of Opus Capital Group, Ms. Haussler brings a valuable perspective to the Fund’s Board. Through her role at Opus Capital and her service as a director of several venture capital funds and other boards, Ms. Haussler has gained valuable experience dealing with accounting principles and evaluating financial results of large corporations. She is a certified public accountant (inactive) and a licensed attorney in the State of Ohio (inactive).

In addition to his tenure as a Director or Trustee of various other funds in the Fund Complex, where he formerly served as Chairperson of the Audit Committee, Dr. Johnson has also served as an officer or a board member of numerous companies for over 20 years. These positions included Co-Chairman and a founder of the Group of Seven Council, Director of NVR, Inc., Director of Evergreen Energy and Director of Greenwich Capital Holdings. He also has served as Vice Chairman of the Board of Governors of the Federal Reserve System and Assistant Secretary of the U.S. Treasury. In addition, Dr. Johnson also served as Chairman of the Financial Accounting Foundation, which oversees the Financial Accounting Standards Board, for seven years.

Mr. Kearns gained extensive experience regarding accounting through his experience on the Audit Committees of the boards of other funds in the Fund Complex, including serving as either Chairperson or Deputy Chairperson of the Audit Committee for nearly 20 years, and through his position as Chief Financial Officer of the J. Paul Getty Trust. He also has experience in financial, accounting, investment and regulatory matters through his position as President and founder of Kearns & Associates LLC, a financial consulting company. Mr. Kearns also previously served as a Director of Electro Rent Corporation and previously served as Director of The Ford Family Foundation. The Board has determined that Mr. Kearns is an “audit committee financial expert” as defined by the SEC.

Through his prior positions as a Managing Director of Morgan Stanley & Co. Inc. and Morgan Stanley Dean Witter Investment Management and as President and a Trustee of the Morgan Stanley Institutional Funds, Mr. Klein has experience in the management and operation of registered investment companies, enabling him to provide management input and investment guidance to the Board. Mr. Klein also has extensive experience in the investment management industry based on his current positions as Managing Director and Co-Chief Executive Officer and Co-President of Aetos Alternatives Management, LP and as a Director of certain investment funds managed or sponsored by Aetos Alternatives Management, LP. In addition, he also has experience as a member of the board of other funds in the Fund Complex.

Ms. Maleski has over 30 years of experience in the financial services industry and extensive experience with registered investment companies. Ms. Maleski began her career as a certified public accountant at Price Waterhouse LLP and was a member of PW’s Investment Company Practice. After a brief stint at the Bank of New York, Ms. Maleski began her affiliation with the JPMorgan

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Funds, first at the Pierpont Group then from 2001 with J.P. Morgan Investment Management Inc. (JPMIM). From 2001-2013, Ms. Maleski held roles with increasing responsibilities, from Vice President and Board Liaison, Treasurer and Principal Financial Officer, Chief Administrative Officer and finally President and Principal Executive Officer for the JPMorgan Fund complex. Between 2013 and 2016, Ms. Maleski served as Global Head of Oversight and Control of JPMorgan Asset Management and then as Head of JPMorgan Chase’s Fiduciary and Conflicts of Interest Program. Ms. Maleski has extensive experience in the management and operation of funds in addition to regulatory and accounting and valuation matters.

Mr. Nugent has extensive experience with financial, accounting, investment and regulatory matters through his over 20 years of service on the boards of various funds in the Fund Complex, including time as the Chairperson of the Insurance Committee, Chairperson of the Closed-End Fund Committee and Chair of the Morgan Stanley Funds. Mr. Nugent also has experience as a former General Partner in Triumph Capital, L.P.

Mr. Reed has experience on investment company boards and is experienced with financial, accounting, investment and regulatory matters through his prior service as a Director of iShares, Inc. and his service as Vice Chair of the Board and as Trustee or Director of other funds in the Fund Complex. Mr. Reed also gained substantial experience in the financial services industry through his prior positions as a Director of Legg Mason, Inc. and as President and CEO of General Motors Asset Management.

The Trustees’ principal occupations and other relevant professional experience during the past five years or more are shown in the above tables.

Advantages of Having the Same Individuals as Trustees for the Morgan Stanley Funds

The Independent Trustees and the Fund’s management believe that having the same Independent Trustees for each of the Morgan Stanley Funds avoids the duplication of effort that would arise from having different groups of individuals serving as Independent Trustees for each of the funds or even of sub-groups of funds. They believe that having the same individuals serve as Independent Trustees of all the Morgan Stanley Funds tends to increase their knowledge and expertise regarding matters which affect the Fund Complex generally and enhances their ability to negotiate on behalf of each fund with the fund’s service providers. This arrangement also precludes the possibility of separate groups of Independent Trustees arriving at conflicting decisions regarding operations and management of the funds and avoids the cost and confusion that would likely ensue. Additionally, having the same Independent Trustees serve on all fund boards enhances the ability of each fund to obtain, at modest cost to each separate fund, the services of Independent Trustees of the caliber, experience and business acumen of the individuals who serve as Independent Trustees of the Morgan Stanley Funds.

Shareholder Communications

Shareholders may send communications to the Fund’s Board of Trustees. Shareholders should send communications intended for the Fund’s Board by addressing the communications directly to that Board (or individual Board members) and/or otherwise clearly indicating in the salutation that the communication is for the Board (or individual Board members) and by sending the communication to either the Fund’s office or directly to such Board member(s) at the address specified for each Trustee previously noted. Other Shareholder communications received by the Fund not directly addressed and sent to the Board will be reviewed and generally responded to by management, and will be forwarded to the Board only at management’s discretion based on the matters contained therein.

Compensation

Effective January 1, 2020, each Trustee (except for the Chair of the Boards) receives an annual retainer fee of $295,000 ($280,000 prior to January 1, 2020) for serving as a Trustee of the Morgan Stanley Funds.

The Audit Committee Chairperson receives an additional annual retainer fee of $80,000, the Investment Committee Chairperson receives an additional annual retainer fee of $50,000 and the Compliance and Insurance Committee Chairperson receives an additional annual retainer fee of $60,000. Each Sub-Committee Chairperson receives an additional annual retainer fee of $40,000. The aggregate compensation paid to each Trustee is paid by the Morgan Stanley Funds, and is allocated on a pro rata basis among each of the operational funds of the Morgan Stanley Funds based on the relative net assets of each of the funds. Michael E. Nugent receives a total annual retainer fee of $590,000 ($560,000 prior to January 1, 2020) for his services as Chairperson of the Boards of the Morgan Stanley Funds and for administrative services provided to each Board.

The Fund also reimburses such Trustees for travel and other out-of-pocket expenses incurred by them in connection with attending such meetings. Trustees of the Fund who are employed by the Adviser receive no compensation or expense reimbursement from the Fund for their services as Trustee.

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Effective April 1, 2004, the funds in the Fund Complex began a Deferred Compensation Plan (the “DC Plan”), which allows each Trustee to defer payment of all, or a portion, of the fees he or she receives for serving on the Board of Trustees throughout the year. Each eligible Trustee generally may elect to have the deferred amounts credited with a return equal to the total return on one or more of the Morgan Stanley Funds that are offered as investment options under the DC Plan. At the Trustee’s election, distributions are either in one lump sum payment, or in the form of equal annual installments over a period of five years. The rights of an eligible Trustee and the beneficiaries to the amounts held under the DC Plan are unsecured and such amounts are subject to the claims of the creditors of the Fund.

Prior to April 1, 2004, certain Morgan Stanley Funds maintained a similar Deferred Compensation Plan (the “Prior DC Plan”), which also allowed each Independent Trustee to defer payment of all, or a portion, of the fees he or she received for serving on the Board of Trustees throughout the year. Generally, the DC Plan amends and supersedes the Prior DC Plan and all amounts payable under the Prior DC Plan are now subject to the terms of the DC Plan (except for amounts paid during the calendar year 2004, which remain subject to the terms of the Prior DC Plan).

The following table shows aggregate compensation payable to each of the Fund’s Trustees from the Fund for the fiscal year ended December 31, 2019 and the aggregate compensation payable to each of the funds’ Trustees by the Fund Complex (which includes all of the Morgan Stanley Funds) for the calendar year ended December 31, 2019.

Compensation[1]
Name of Independent Trustee	Aggregate Compensation from the Fund[2]	Total Compensation from the Fund Complex Payable to Trustees[3]
Independent:
Frank L. Bowman	$1,015	$330,000
Kathleen A. Dennis	$954	$310,000
Nancy C. Everett	$827	$270,000
Jakki L. Haussler	$827	$270,000
Manuel H. Johnson	$984	$320,000
Joseph J. Kearns[3]	$1,073	$350,000
Michael F. Klein[2],[3]	$954	$310,000
Patricia Maleski	$827	$270,000
Michael E. Nugent	$1,653	$540,000
W. Allen Reed[2],[3]	$953	$310,000
1	Includes all amounts paid for serving as director/trustee of the funds in the Fund Complex, as well as serving as Chairperson of the Boards or a Chairperson of a Committee or Sub-Committee.
2	The amounts shown represent the aggregate compensation before deferral with respect to the Fund’s fiscal year. The following Trustees deferred compensation from the Fund during the fiscal year ended 2016: Mr. Klein: $954 and Mr. Reed: $953.
3	The amounts shown represent the aggregate compensation paid by all of the funds in the Fund Complex as of December 31, 2019 before deferral by the Trustees under the DC Plan. As of December 31, 2019, the value (including interest) of the deferral accounts across the Fund Complex for Messrs. Kearns, Klein and Reed pursuant to the deferred compensation plan was $651,838, $2,022,602 and $3,489,928, respectively. Because the funds in the Fund Complex have different fiscal year ends, the amounts shown are presented on a calendar year basis.

Prior to December 31, 2003, 49 of the Morgan Stanley Funds (the “Adopting Funds”) had adopted a retirement program under which an Independent Trustee who retired after serving for at least five years as an Independent Trustee of any such fund (an “Eligible Trustee”) would have been entitled to retirement payments, based on factors such as length of service, upon reaching the eligible retirement age. On December 31, 2003, the amount of accrued retirement benefits for each Eligible Trustee was frozen, and will be payable, together with a return of 8% per annum, at or following each such Eligible Trustee’s retirement as shown in the table below.

The following table illustrates the retirement benefits accrued to the Fund’s Independent Trustees by the Adopting Funds for the calendar year ended December 31, 2019, and the estimated retirement benefits for the Independent Trustees from the Adopting Funds for each calendar year following retirement. Only the Trustees listed below participated in the retirement program.

Name of Independent Trustee	Retirement Benefits Accrued as Fund Expenses By All Adopting Funds	Estimated Annual Benefits Upon Retirement[1] From All Adopting Funds
Manuel H. Johnson	$38,006	$57,237
Michael E. Nugent[2]	(17,908)	51,193
1	Total compensation accrued under the retirement plan, together with a return of 8% per annum, will be paid annually commencing upon retirement and continuing for the remainder of the Trustee’s life.

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2	Mr. Nugent’s retirement expenses are negative due to the fact that his retirement date has been extended and therefore his expenses had been overaccrued.

Code of Ethics

Pursuant to Rule 17j-1 under the 1940 Act, the Board of Trustees has adopted a Code of Ethics for the Fund and approved Codes of Ethics adopted by the Adviser and Morgan Stanley Distribution, Inc. (collectively the “Codes of Ethics”). The Codes of Ethics are intended to ensure that the interests of Shareholders and other clients are placed ahead of any personal interest, that no undue personal benefit is obtained from the person’s employment activities and that actual and potential conflicts of interest are avoided.

The Codes of Ethics apply to the personal investing activities of Trustees and officers of the Fund, the Adviser, and Morgan Stanley Distribution, Inc. (“Access Persons”). Rule 17j-1 and the Codes of Ethics are designed to prevent unlawful practices in connection with the purchase or sale of securities by Access Persons, including with respect to securities that may be purchased or held by the Fund (which may only be purchased by Access Persons so long as the requirements set forth in the Codes of Ethics are complied with). Under the Codes of Ethics, Access Persons are permitted to engage in personal securities transactions, but are required to report their personal securities transactions for monitoring purposes. In addition, certain Access Persons are required to obtain approval before investing in initial public offerings or private placements. The Codes of Ethics are on file with the SEC, and are available to the public.

Investment Advisory and Distribution Agreements

The Adviser is a wholly owned subsidiary of Morgan Stanley. The principal offices of Morgan Stanley are located at 1585 Broadway, New York, NY 10036 and the principal offices of the Adviser are located at 100 Front Street, Suite 400, West Conshohocken, PA 19428.

Pursuant to an Investment Advisory Agreement with the Master Fund (the “Advisory Agreement”), the Adviser receives compensation for providing investment advisory services in the amounts described below.

Advisory Fees

The Adviser provides investment advice and portfolio management services pursuant to the Investment Advisory Agreement and, subject to the supervision of the Master Fund’s Board of Trustees, makes the Master Fund’s day-to-day investment decisions, arranges for the execution of portfolio transactions and generally manages the Master Fund’s investments. The Fund does not incur a separate advisory fee, but the Fund and its Shareholders are indirectly subject to the Master Fund’s advisory fee (the “Management Fee”). The Adviser is entitled to receive a monthly Management Fee at an annual rate of 1.00% of the value of the Master Fund’s month end net assets. For the fiscal years ended December 31, 2017, December 31, 2018 and December 31, 2019, the Master Fund incurred $4,905,659, $4,444,818 and $[ ], respectively, in Management Fees.

Approval of the Advisory Agreement

The Advisory Agreement was approved by the Master Fund’s Board (including a majority of the Independent Trustees) at a meeting held in person on April 28, 2005 and was also subsequently approved by the then sole Shareholder of the Master Fund. The Advisory Agreement of the Master Fund had an initial term of two years from the date of its execution. The Advisory Agreement will continue in effect from year to year thereafter so long as such continuance is approved annually by the Board or by vote of a majority of the outstanding voting securities of the Master Fund; provided that in either event the continuance is also approved by a majority of the Independent Trustees by vote cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement is terminable without penalty, on 60 days’ prior written notice: by the Master Fund’s Board; by vote of a majority of the outstanding voting securities of the Master Fund; or by the Adviser. The Advisory Agreement also provides that it will terminate automatically in the event of its “assignment,” as defined by the 1940 Act and the rules thereunder.

A discussion of the factors considered by the Master Fund’s Board of Trustees in approving the renewal of the Advisory Agreement is set forth in the Master Fund’s semi-annual report to its shareholders for the six months ended June 30, 2019.

The Advisory Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence in the performance of its duties or reckless disregard of its obligations and duties under the Advisory Agreement, the Adviser is not liable for any loss the Master Fund sustains for any investment, adoption of any investment policy, or the purchase, sale or retention of any security.

Distributor

Morgan Stanley Distribution, Inc. (the “Distributor”), a wholly owned subsidiary of Morgan Stanley, serves as the Fund’s distributor pursuant to a distribution agreement. The principal office of Morgan Stanley Distribution, Inc. is located at 522 Fifth Avenue, New

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York, NY 10036. Under the distribution agreement, the Distributor, as agent of the Fund, agrees to use its best efforts as sole distributor of the Fund’s shares. The distribution agreement continues in effect so long as such continuance is approved at least annually by the Fund’s Board, including a majority of those Trustees who are not parties to such distribution agreement nor interested persons of any such party.

Distribution and Shareholder Servicing Fee

The Fund does not incur a separate distribution and shareholder servicing fee, but the Fund and its Shareholders are indirectly subject to the Master Fund’s distribution and shareholder servicing fee (the “Distribution and Shareholder Servicing Fee”). The Master Fund pays the Distributor, and the Distributor pays each financial institution, broker-dealer and other industry professional that enters into a distribution and shareholder servicing agreement with the Distributor (collectively, “Service Agents”) a monthly Distribution and Shareholder Servicing Fee of 0.0625% (0.75% on an annualized basis) of the net asset value of the outstanding Shares attributable to the clients of the Service Agent who are invested in the Master Fund through the Service Agent. In certain instances, a Service Agent may enter into an agreement with the Fund directly to provide shareholder services and the Fund may pay such Service Agent a fee for such services. The total Shareholder Servicing Fees incurred by the Master Fund to the Distributor for the fiscal years ended December 31, 2017, December 31, 2018 and December 31, 2019 was $3,657,117, $3,285,629 and $[ ], respectively.

Other Accounts Managed by the Portfolio Managers

Because the portfolio managers may manage assets for other investment companies, pooled investment vehicles, and/or other accounts (including institutional clients, pension plans and certain high net worth individuals), there may be an incentive to favor one client over another resulting in conflicts of interest. For instance, the Adviser may receive fees from certain accounts that are higher than the fee it receives from the Master Fund, or it may receive a performance-based fee on certain accounts. In those instances, the portfolio managers may have an incentive to favor the higher and/or performance-based fee accounts over the Master Fund. In addition, a conflict of interest could exist to the extent the Adviser has proprietary investments in certain accounts, where portfolio managers have personal investments in certain accounts or when certain accounts are investment options in the Adviser’s employee benefits and/or deferred compensation plans. The portfolio manager may have an incentive to favor these accounts over others. If the Adviser manages accounts that engage in short sales of securities of the type in which the Master Fund invests, the Adviser could be seen as harming the performance of the Master Fund for the benefit of the accounts engaging in short sales if the short sales cause the market value of the securities to fall. The Adviser has adopted trade allocation and other policies and procedures that it believes are reasonably designed to address these and other conflicts of interest.

The following table shows information regarding accounts (other than the  Master Fund) managed by each named portfolio manager as of December 31, 2019:

Mark L. W. van der Zwan Paresh Bhatt Jarrod Quigley Eric Stampfel Eban Cucinotta Christopher Morser Gary Chan Robert Rafter	Number of Accounts	Total Assets in Accounts ($ billion)
Registered Investment Companies	[]	$[]
Other Pooled Investment Vehicles[1]	[]	$[]
Other Accounts[1]	[]	$[]
1	Of these other accounts, [ ] accounts with a total of approximately $[ ] billion in assets had performance-based fees.

Securities Ownership of Portfolio Managers

As of December 31, 2019, the dollar range of securities beneficially owned (or held notionally through IMAP) by each portfolio manager in the Fund is shown below:

Mark L. W. van der Zwan:	[None
Paresh Bhatt:	None
Jarrod Quigley:	None
Eric Stampfel:	None
Eban Cucinotta:	None
Christopher Morser:	None

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Gary Chan:	None
Robert Rafter:	None]

Portfolio Manager Compensation Structure

Morgan Stanley’s compensation structure is based on a total reward system of base salary and incentive compensation, which is paid either in the form of cash bonus, or for employees meeting the specified deferred compensation eligibility threshold, partially as a cash bonus and partially as mandatory deferred compensation. Deferred compensation may be granted as a deferred cash award under the Investment Management Alignment Plan (“IMAP”), as an equity-based award or as a deferred incentive compensation award under another Firm compensation plan. The portion of incentive compensation granted in the form of a deferred compensation award and the terms of such awards are determined annually by the Compensation, Management Development and Succession Committee (“CMDS”) of the Morgan Stanley Board of Directors.

Base salary compensation. Generally, portfolio managers receive base salary compensation based on the level of their position with the Adviser.

Incentive compensation. In addition to base compensation, portfolio managers may receive discretionary year-end compensation.

Incentive compensation may include:

•	Cash bonus.

•	Deferred Compensation:

–	A mandatory program that defers a portion of incentive compensation into restricted stock units or other awards based on Morgan Stanley common stock or other plans that are subject to vesting and other conditions.

–	IMAP is a cash-based deferred compensation plan designed to increase the alignment of participants’ interests with the interests of the Adviser’s clients. For eligible employees, a portion of their deferred compensation is mandatorily deferred into IMAP on an annual basis. Deferred incentive awards granted under IMAP are notionally invested in referenced funds advised by the Adviser or its affiliates. Portfolio managers must notionally invest at least 25% of their IMAP award in a combination of the designated funds managed by the PM that are included in the IMAP notional investment menu.

–	Deferred compensation awards are typically subject to vesting over a multi-year period and are cancellable in the event the employee terminates employment prior to the vesting date (other than for reasons of death, disability, retirement and involuntary termination not involving a cancellation event). Prior to distribution, deferred compensation awards are also subject to cancellation and clawback in the event the employee engages in certain proscribed behavior, including, without limitation, if the employee engages in “cause” (i.e., any act or omission that constitutes a breach of obligation to the Firm, including failure to comply with internal compliance, ethics or risk management standards and failure or refusal to perform duties satisfactorily, including supervisory and management duties) and if the employee takes any action, or fails to take any action (including with respect to direct supervisory responsibilities) where such action or omission: causes a restatement of the Firm’s consolidated financial results; constitutes a violation of the Firm’s Global Risk Management Principles, Policies and Standards; or causes a loss of revenue associated with a position on which the employee was paid and the employee operated outside of internal control policies.

Eligibility for, and the amount of any, incentive compensation is subject to a multi-dimensional process. Specifically, consideration is given to one or more of the following factors, which can vary by portfolio management team and circumstances:

•	Revenue and profitability of the business and/or each fund/accounts managed by the portfolio manager;

•	Revenue and profitability of the Firm;

•	Return on equity and risk factors of both the business units and Morgan Stanley;

•	Assets managed by the portfolio manager;

•	External market conditions;

•	New business development and business sustainability;

•	Contribution to client objectives;

•	Team, product and/or Investment Management performance;

•	The pre-tax investment performance of the funds/accounts managed by the portfolio manager (which may, in certain cases, be measured against the applicable benchmark(s) and/or peer group(s) over one-, three- and five-year periods); and

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•	Individual contribution and performance.

The Firm has a Global Incentive Compensation Discretion Policy, approved by the CMDS. This policy sets forth standards for the appropriate exercise of managerial discretion in determining the level of incentive compensation to be awarded to an employee. This policy specifically provides that all managers must consider whether an employee managed risk appropriately and effectively managed and supervised the risk control practices of his or her employee reports during the performance year. For the Firm’s material risk takers, managers are required to document their decision making process for discretionary compensation. Managers are trained on these requirements annually and are required to certify compliance with the applicable requirements. The Policy is reviewed at least annually, and updated as needed.

Fund, Offshore Fund and Master Fund Expenses

The Adviser bears all of its own costs incurred in providing investment advisory services to the Master Fund, including travel and other expenses related to the selection and monitoring of Investment Managers. As described below, however, the Master Fund bears all other expenses related to its investment program. The Adviser also provides, or arranges at its expense, for certain management and administrative services to be provided to the Fund and the Master Fund. Among those services are: providing office space and other support services, maintaining and preserving certain records, preparing and filing various materials with state and U.S. federal regulators, providing legal and regulatory advice in connection with administrative functions and reviewing and arranging for payment of the Fund’s and the Master Fund’s expenses. The Offshore Fund has minimal expenses and the Adviser, or an affiliate of the Adviser, has agreed to bear all costs related to the Offshore Fund.

Expenses borne by the Fund (and thus indirectly by Shareholders) include:

•	any non-investment related interest expense;

•	attorneys’ fees and disbursements associated with preparing and updating the Fund’s registration statement;

•	fees and disbursements of any accountants engaged by the Fund, expenses related to the annual audit of the Fund and the preparation of the Fund’s tax information;

•	fees paid and out-of-pocket expenses reimbursed to the Administrator;

•	recordkeeping, custody and transfer fees and expenses;

•	fees of Trustees who are not “interested persons” and travel expenses of Trustees relating to meetings of the Board of Trustees of the Fund and committees thereof;

•	the costs of errors and omissions/Trustees’ and officers’ liability insurance and a fidelity bond;

•	the costs of preparing and mailing reports and other communications, including proxy, tender offer correspondence or similar materials, to Shareholders of the Fund;

•	all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions among the custodian or other agent engaged by the Fund; and

•	any extraordinary expenses (as defined below), including indemnification expenses as provided for in the Fund’s organizational documents.

Expenses borne by the Master Fund (and thus indirectly by the Fund and Shareholders) include:

•	all expenses related to its investment program, including, but not limited to, expenses borne indirectly through the Master Fund’s investments in the underlying Investment Funds including any fees and expenses charged by the Investment Managers of the Investment Funds (including management fees, performance or incentive fees and redemption or withdrawal fees, however titled or structured), all costs and expenses directly related to portfolio transactions and positions for the Master Fund’s account such as direct and indirect expenses associated with the Master Fund’s investments, including its investments in Investment Funds (whether or not consummated), and enforcing the Master Fund’s rights in respect of such investments, transfer taxes and premiums, taxes withheld on non-U.S. dividends, fees for data and software providers, research expenses, professional fees (including, without limitation, the fees and expenses of consultants, attorneys and experts) and, if applicable, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased and margin fees;

•	any non-investment related interest expense;

•	attorneys’ fees and disbursements associated with preparing and updating the Master Fund’s registration statement and with reviewing potential investments to be made in Investment Funds;

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•	fees and disbursements of any accountants engaged by the Master Fund, expenses related to the annual audit of the Master Fund and the preparation of the Master Fund’s tax information;

•	fees paid and out-of-pocket expenses reimbursed to the Administrator;

•	recordkeeping, custody and transfer fees and expenses;

•	the costs of errors and omissions/Trustees’ and officers’ liability insurance and a fidelity bond;

•	the Management Fee;

•	the costs of preparing and mailing reports and other communications, including proxy, tender offer correspondence or similar materials, to Shareholders of the Master Fund;

•	fees of Trustees who are not “interested persons” and travel expenses of Trustees relating to meetings of the Board of Trustees of the Master Fund and committees thereof;

•	all costs and charges for equipment or services used in communicating information regarding the Master Fund’s transactions among the Adviser and any custodian or other agent engaged by the Master Fund; and

•	any extraordinary expenses (as defined below), including indemnification expenses as provided for in the Master Fund’s organizational documents.

The Adviser will be reimbursed by the Master Fund for any of the above expenses that it pays on behalf of the Master Fund, except as otherwise provided above.

The Fund will bear certain ongoing offering costs associated with the Fund’s continuous offering of Shares. Offering costs cannot be deducted by the Fund or the Shareholders.

“Extraordinary expenses” are expenses incurred by the Fund or the Master Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceedings; indemnification expenses; and expenses in connection with holding and/or soliciting proxies for a meeting of Shareholders.

The Investment Funds bear all expenses incurred in connection with their operations. These expenses are similar to those incurred by the Fund and the Master Fund. Investment Managers generally will charge asset-based fees to, and receive performance-based fees from, the Investment Funds (or their investors), which effectively will reduce the investment returns of the Investment Funds and the amount of any distributions from the Investment Funds to the Master Fund. These expenses and fees will be in addition to those incurred by the Fund and the Master Fund themselves. As an investor in the Investment Funds, the Master Fund (and, therefore, the Fund) will bear its proportionate share of the expenses and fees of the Investment Funds and will also be subject to incentive allocations to the Investment Managers.

Proxy Voting Policies and Procedures and Proxy Voting Record

While it is unlikely that the Fund will hold voting securities on a regular basis (except shares of the Master Fund) pursuant to its stated investment policies, the Master Fund may, from time to time, hold voting securities in an Investment Fund and may at some point vote a proxy. The Master Fund’s Board of Trustees believes that the voting of proxies on securities held by the Master Fund is an important element of the overall investment process. As such, the Master Fund’s Trustees have delegated the responsibility to vote such proxies to the Adviser. The following is a summary of the Adviser’s Proxy Voting Policy (“Proxy Policy”).

The Adviser uses its best efforts to vote proxies on securities held in the Master Fund as part of its authority to manage, acquire and dispose of Master Fund assets. In this regard, the Adviser has formed a Proxy Review Committee (“Committee”) comprised of senior investment professionals that is responsible for creating and implementing the Proxy Policy. The Committee meets monthly but may meet more frequently as conditions warrant. The Proxy Policy provides that the Adviser will vote proxies in the best interests of clients consistent with the objective of maximizing long term investment returns. The Proxy Policy provides that the Adviser will generally vote proxies in accordance with pre-determined guidelines contained in the Proxy Policy. The Adviser may vote in a manner that is not consistent with the pre-determined guidelines, provided that the vote is approved by the Committee. The Adviser will generally not vote a proxy if it has sold the affected security between the record date and the meeting date.

The Proxy Policy provides that, unless otherwise determined by the Committee, votes will be cast in the manner described below:

•	Generally, routine proposals will be voted in support of management.

•	With regard to the election of directors, where no conflict exists and where no specific governance deficiency has been noted, votes will be cast in support of management’s nominees.

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•	The Adviser will vote in accordance with management’s recommendation with respect to certain non-routine proposals (i.e., reasonable capitalization changes, stock repurchase programs, stock splits, certain compensation-related matters, certain anti-takeover measures, etc.).

•	The Adviser will vote against certain non-routine proposals (i.e., unreasonable capitalization changes, establishment of cumulative voting rights for the election of directors, requiring supermajority shareholder votes to amend by-laws, indemnification of auditors, etc.).

•	The Adviser will vote in its discretion with respect to certain non-routine proposals (i.e., mergers, acquisitions, take-overs, spin-offs, etc.), which may have a substantive financial or best interest impact on an issuer.

•	The Adviser will vote for certain proposals it believes call for reasonable charter provisions or corporate governance practices (i.e., requiring auditors to attend annual shareholder meetings, requiring that members of compensation, nominating and audit committees be independent, reducing or eliminating supermajority voting requirements, etc.).

•	The Adviser will vote against certain proposals it believes call for unreasonable charter provisions or corporate governance practices (i.e., proposals to declassify boards, proposals to require a company to prepare reports that are costly to provide or that would require duplicative efforts or expenditure that are of a non-business nature or would provide no pertinent information from the perspective of institutional shareholders, etc.).

•	Certain other proposals (i.e., proposals requiring directors to own large amounts of company stock to be eligible for election; requiring diversity of board membership relating to broad based social, religious or ethnic groups; limiting retirement benefits or executive compensation; etc.) generally are evaluated by the Committee based on the nature of the proposal and the likely impact on shareholders.

Conflicts of Interest

If the Committee determines that an issue raises a material conflict of interest, or gives rise to a potential material conflict of interest, the Committee will request a special committee to review, and recommend a course of action with respect to, the conflict in question, and the Committee will have sole discretion to cast a vote.

Third-Parties

To assist in its responsibility for voting proxies, the Adviser may from time to time retain experts in the proxy voting and corporate governance area as proxy research providers (“Research Providers”). The services provided to the Adviser by the Research Providers would include in depth research, global issuer analysis, and voting recommendations. While the Adviser may review and utilize recommendations made by the Research Providers in making proxy voting decisions, it is in no way obligated to follow any such recommendations. In addition to research, the Research Providers could provide vote execution, reporting and recordkeeping. The Committee would carefully monitor and supervise the services provided by any Research Providers.

Further Information

For a copy of the Proxy Policy, see Annex A to this SAI. A copy of the Proxy Policy is also available on our web site at www.morganstanley.com/funds and on the SEC’s web site at www.sec.gov.

Pass-Through Voting on Master Fund Matters

Whenever the Fund, as a shareholder in the Master Fund through the Offshore Fund, is requested to vote on matters pertaining to the Master Fund (other than the termination of the Master Fund’s business, which may be determined by the Master Fund’s Board without shareholder approval), the Offshore Fund will pass voting rights to the Fund, and the Fund will hold a meeting of the Shareholders and vote its interest in the Master Fund, through the Offshore Fund, for or against such matters proportionately to the instructions to vote for or against such matters received from the Shareholders. Thus, the Offshore Fund will not vote on Master Fund matters requiring a vote of Master Fund shareholders without the instruction of Fund Shareholders. The Fund shall vote Shares for which it receives no voting instructions in the same proportion as the Shares for which it receives voting instructions.

Conflicts of Interest

The Adviser and the Investment Managers

The Adviser also provides investment advisory and other services, directly and through affiliates, to various entities and accounts other than the Fund or the Master Fund (“Adviser Accounts”). Neither the Fund nor the Master Fund has any interest in these activities. The Adviser and the investment professionals who, on behalf of the Adviser, provide investment advisory services to the Master Fund are engaged in substantial activities other than on behalf of the Master Fund, may have differing economic interests in

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respect of such activities, and may have conflicts of interest in allocating their time and activity between the Master Fund and the Adviser Accounts. Such persons devote only so much time to the affairs of the Master Fund as in their judgment is necessary and appropriate.

Set out below are practices that the Adviser will follow. An Investment Manager may provide investment advisory and other services, directly or through affiliates, to various entities and accounts other than the Investment Funds. Although the Adviser anticipates that Investment Managers will follow practices similar to those described below, no guarantee or assurances can be made that similar practices will be followed or that an Investment Manager will adhere to, and comply with, its stated practices.

Participation in Investment Opportunities

The Adviser expects to employ an investment program for the Master Fund that is substantially similar to the investment program (or, in some cases, to portions of the investment program) employed by it for certain Adviser Accounts. As a general matter, the Adviser will consider participation by the Master Fund in all appropriate investment opportunities that are under consideration for those Adviser Accounts. There may be circumstances, however, under which the Adviser will cause one or more Adviser Accounts to commit a larger percentage of their respective assets to an investment opportunity than that to which the Adviser will commit the Master Fund’s assets. There also may be circumstances under which the Adviser will consider participation by Adviser Accounts in investment opportunities in which the Adviser does not intend to invest on behalf of the Master Fund, or vice versa.

The Adviser evaluates for the Master Fund and for the Adviser Accounts a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the Master Fund or an Adviser Account at a particular time, including, but not limited to, the following: (1) the nature of the investment opportunity taken in the context of the other investments at the time; (2) the liquidity of the investment relative to the needs of the particular entity or account; (3) the availability of the opportunity (i.e., size of obtainable position); (4) the transaction costs involved; and (5) the investment or regulatory limitations applicable to the particular entity or account. Because these considerations may differ for the Master Fund and the Adviser Accounts in the context of any particular investment opportunity, the investment activities of the Master Fund and the Adviser Accounts may differ from time to time. In addition, the fees and expenses of the Master Fund differ from those of the Adviser Accounts. Accordingly, the future performance of the Master Fund (and, therefore, the Fund) and the Adviser Accounts will vary.

When the Adviser determines that it would be appropriate for the Master Fund and one or more Adviser Accounts to participate in an investment transaction in the same Investment Fund or other investment at the same time, it will attempt to aggregate, place and allocate orders on a basis that the Adviser believes to be fair and equitable, consistent with its responsibilities under applicable law. Decisions in this regard are necessarily subjective and there is no requirement that the Master Fund participate, or participate to the same extent as the Adviser Accounts, in all investments or trades. However, no participating entity or account will receive preferential treatment over any other and the Adviser will take steps to ensure that no participating entity or account will be systematically disadvantaged by the aggregation, placement and allocation of orders and investments.

Situations may occur, however, where the Master Fund could be disadvantaged because of the investment activities conducted by the Adviser for the Adviser Accounts. Such situations may be based on, among other things, the following: (1) legal restrictions or other limitations (including limitations imposed by Investment Managers with respect to Investment Funds) on the combined size of positions that may be taken for the Master Fund and/or the Adviser Accounts, thereby limiting the size of the Master Fund’s position or the availability of the investment opportunity; (2) the difficulty of liquidating an investment for the Master Fund and the Adviser Accounts where the market cannot absorb the sale of the combined positions; and (3) the determination that a particular investment is warranted only if hedged with an option or other instrument and there is a limited availability of such options or other instruments. In particular, the Master Fund may be legally restricted from entering into a “joint transaction” (as defined in the 1940 Act) with the Adviser Accounts with respect to the securities of an issuer without first obtaining exemptive relief from the SEC. See “Other Matters”, below.

Directors, principals, officers, employees and affiliates of the Adviser and each Investment Manager may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Master Fund or an Investment Fund in which the Master Fund invests. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Adviser or an Investment Manager, or by the Adviser for the Adviser Accounts, or by an Investment Manager on behalf of its own other accounts (“Investment Manager Accounts”) that are the same as, different from or made at a different time than, positions taken for the Master Fund or an Investment Fund.

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Investment Managers or their affiliates may from time to time provide investment advisory or other services to private investment funds and other entities or accounts managed by the Adviser or its affiliates. In addition, Investment Managers or their affiliates may from time to time receive research products and services in connection with the brokerage services that affiliates of the Adviser may provide to one or more Investment Manager Accounts.

Other Matters

An Investment Manager may from time to time cause an Investment Fund to effect certain principal transactions in securities with one or more Investment Manager Accounts, subject to certain conditions. For example, these transactions may be made in circumstances in which the Investment Manager determined it was appropriate for the Investment Fund to purchase and an Investment Manager Account to sell, or the Investment Fund to sell and an Investment Manager Account to purchase, the same security or instrument on the same day. Future investment activities of the Investment Managers, or their affiliates, and the principals, partners, directors, officers or employees of the foregoing, may give rise to additional conflicts of interest.

The Adviser and its affiliates will not purchase securities or other property from, or sell securities or other property to, the Master Fund, except that the Master Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Master Fund as a result of common officers, directors, advisers or managing general partners. These transactions would be effected in circumstances in which the Adviser determined that it would be appropriate for the Master Fund to purchase and another client to sell, or the Master Fund to sell and another client to purchase, the same security or instrument on the same day.

Future investment activities of the Adviser and its affiliates and their principals, partners, directors, officers or employees may give rise to conflicts of interest other than those described above.

Capital Accounts And Allocations

Capital Accounts

The Fund maintains a separate capital account for each Shareholder (including the Adviser, or any of its affiliates to the extent any of them contributes capital to the Fund as a Shareholder). Each such capital account has an opening balance equal to the Shareholder’s initial contribution to the capital of the Fund and is increased by the sum of the amount of cash and the value of any securities contributed by the Shareholder to the capital of the Fund, plus any amounts credited to the Shareholder’s capital account as described below. Each Shareholder’s capital account is reduced by the sum of the amount of any repurchase by the Fund of the Shares, held by the Shareholder, plus the amount of any distributions to the Shareholder that are not reinvested, plus any amounts debited against the Shareholder’s capital account as described below.

Capital accounts of Shareholders are adjusted as of the close of business on the last day of each of the Fund’s fiscal periods. Fiscal periods begin on the day after the last day of the preceding fiscal period and end at the close of the Fund’s business on the first to occur of the following: (1) the last day of a fiscal year of the Fund; (2) the last day of a taxable year of the Fund; (3) the day preceding any day on which a contribution to the capital of the Fund is made; (4) any day on which the Fund repurchases any Shares of any Shareholder; (5) the day preceding any day on which a substituted Shareholder is admitted; or (6) any day on which any amount is credited to or debited against the capital accounts of all Shareholders in accordance with their “investment percentages.” An “investment percentage” will be determined for each Shareholder as of the start of each fiscal period by dividing the balance of the Shareholder’s capital account as of the commencement of the period by the sum of the balances of all capital accounts of all Shareholders as of that date.

Allocation of Net Profits and Net Losses

Net profits or net losses of the Fund for each of its fiscal periods are allocated among and credited to or debited against the capital accounts of all Shareholders as of the last day of the fiscal period in accordance with Shareholders’ investment percentages for the fiscal period. Net profits or net losses are measured as the net change in the value of the net assets of the Fund, including any net change in unrealized appreciation or depreciation of investments and realized income and gains or losses and accrued expenses, before giving effect to any repurchases by the Fund of Shares, and excluding the amount of any items to be allocated among the capital accounts of the Shareholders other than in accordance with the Shareholders’ investment percentages. Allocations for U.S. federal income tax purposes generally are made among the Shareholders so as to reflect equitably amounts credited or debited to each Shareholder’s capital account for the current and prior fiscal years. See “Tax Aspects — Tax Treatment of the Fund’s Operations — Allocation of Profits and Losses”.

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Allocation of Special Items - Certain Withholding Taxes and Other Expenditures

Withholding taxes or other tax obligations incurred by the Fund that are attributable to any Shareholder will be debited against the capital account of that Shareholder as of the close of the fiscal period during which the Fund paid those obligations, and any amounts distributable at or after that time to the Shareholder will be reduced by the amount of those taxes. If the amount of those taxes is greater than the distributable amounts, then the Shareholder and any successor to the Shareholder’s Shares is required to pay upon demand to the Fund, as a contribution to the capital of the Fund, the amount of the excess. The Fund is not obligated to apply for or obtain a reduction of or exemption from withholding tax on behalf of any Shareholder, although in the event that the Fund determines that a Shareholder is eligible for a refund of any withholding tax, it may, at the request and expense of the Shareholder, assist the Shareholder in applying for the refund.

Any expenditures payable by the Fund, to the extent paid or withheld on behalf of, or by reason of particular circumstances applicable to, one or more but fewer than all of the Shareholders, will generally be charged to only those Shareholders on whose behalf the payments are made or whose circumstances gave rise to the payments. These charges will be debited to the capital accounts of the applicable Shareholders as of the close of the fiscal period during which the items were paid or accrued by the Fund.

Reserves

The Fund may cause appropriate reserves to be created, accrued and charged against net assets and proportionately against the capital accounts of the Shareholders for contingent liabilities as of the date the contingent liabilities become known to the Fund. Reserves will be in such amounts (subject to increase or reduction) that the Fund may deem necessary or appropriate. The amount of any reserves and any increase or decrease in them will be proportionately charged or credited, as appropriate, to the capital accounts of those investors who are Shareholders at the time when the reserves are created, increased or decreased, except that, if the reserves, or any increase or decrease in them, exceeds the lesser of $500,000 or 1.0% of the aggregate value of the capital accounts of all those Shareholders, the amount of the reserves, increase, or decrease may instead be charged or credited to those investors who were Shareholders at the time, as determined by the Fund, of the act or omission giving rise to the contingent liability for which the reserve was established, increased or decreased in proportion to their capital accounts at that time.

Tax Aspects

The following is a summary of certain U.S. federal income tax considerations generally affecting the Fund and its U.S. Shareholders that are not described in the Fund’s prospectus. No attempt is made to present a detailed explanation of the tax treatment of the Fund or its Shareholders, and the discussion here and in the Fund’s prospectus is not intended as a substitute for careful tax planning. Shareholders are urged to consult their tax advisors with specific reference to their own tax situations, including their state and local tax liabilities.

The following general discussion of certain federal income tax consequences is based on the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations issued thereunder (the “Regulations”) as in effect on the date of this SAI. New legislation, as well as administrative changes or court decisions, may significantly change the conclusions expressed herein, and may have a retroactive effect with respect to the transactions contemplated herein.

This summary also does not discuss all of the tax consequences that may be relevant to a particular Shareholder or to Shareholders that acquire Shares in the Fund other than for cash. Certain classes of Shareholders (including insurance companies, tax exempt organizations, employee stock ownership plans, financial institutions, brokers, dealers, traders in securities that elect to mark-to-market their securities holdings, subchapter S corporations, persons whose functional currency is not the U.S. dollar, persons that hold their Shares as a hedge or otherwise have hedged (or will hedge) the risk of holding Shares, persons that hold Shares as part of (or in connection with) a “straddle,” “conversion” or other integrated transaction or persons who actually or constructively own 10 percent or more of certain equity securities or voting control of any company in which the Fund invests) may be subject to special rules not discussed below. Such Shareholders should consult with their own tax advisors as to the tax consequences of an investment in the Fund. In addition, the following discussion does not address the U.S. federal, state or local income tax consequences relevant to non-U.S. Shareholders. Non-U.S. Shareholders should consult with their own tax advisors as to the tax consequences of an investment in the Fund.

Tax Treatment of the Fund’s Operations

Classification of the Fund. The Fund received an opinion of Dechert LLP, counsel to the Fund, substantially to the effect that, based on the Code and Regulations, as in effect on the date of the opinion, as well as under relevant authority interpreting the Code and Regulations, and certain representations of the Adviser, the Fund will be treated as a partnership for U.S. federal income tax purposes and not as an association taxable as a corporation. Dechert LLP also provided the Fund with an opinion substantially to the effect

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that based upon, among other things, the restrictions on transferability of the Shares in the Fund and the limitations on any right to have the Shares repurchased by the Fund at the request of the Shareholder, the anticipated operations of the Fund and certain representations of the Adviser, the Shares in the Fund will not be readily tradable on a secondary market (or the substantial equivalent of such a market) and, therefore, that the Fund will not be treated as a “publicly traded partnership” taxable as a corporation.

The opinions of counsel received by the Fund are not binding on the Internal Revenue Service (the “IRS”) or the courts. If it were determined that the Fund should be treated as an association or a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes (as a result of, for example, a successful challenge to the opinions by the IRS, changes in the Code or the Regulations or judicial interpretations of the Code or the Regulations, a material adverse change in facts, or otherwise), the taxable income of the Fund would be subject to corporate income tax when recognized by the Fund; distributions of that income, other than in certain redemptions of Shares, would be treated as dividend income when received by the Shareholders to the extent of the current or accumulated earnings and profits of the Fund; and Shareholders would not be entitled to report profits or losses realized by the Fund. One consequence would be a significant reduction in the after-tax return to the Shareholders. The balance of the discussion below is based on the assumption that the Fund will be treated as a partnership for U.S. federal income tax purposes. Unless otherwise indicated, references in the discussion to the tax consequences of the Fund’s investments, activities, income, gain and loss include the direct investments, activities, income, gain and loss of the Fund, and those indirectly attributable to the Fund as a result of it being an investor in an Investment Fund.

Classification of the Offshore Fund. The tax status of the Offshore Fund and its shareholders under the tax laws of the Cayman Islands and the United States is summarized below. The summary is based on the assumption that the Offshore Fund is owned, managed and operated as contemplated and reflects counsel’s consideration of the fact that at least 67% of the shares of the Offshore Fund will be held by the Fund and that Shares in the Fund will be held by U.S. tax-exempt entities. The summary is based on existing laws but no representation is made or intended by the Offshore Fund (i) that changes in such laws or their application or interpretation will not be made in the future or (ii) that the IRS will agree with the interpretation described below as applied to the method of operation of the Offshore Fund. Persons interested in subscribing for Shares in the Fund should consult their own tax advisers with respect to the tax consequences, including the U.S. federal income tax consequences, if any, to them of the purchase, holding, redemption, sale or transfer of Shares.

1. The Offshore Fund is classified as an association taxable as a corporation for United States federal income tax purposes.

2. The Offshore Fund generally will not be subject to taxation by the United States on income or gain realized by the Master Fund from its stock, securities, commodities or derivatives trading for a taxable year, provided that the Offshore Fund is not engaged or deemed to be engaged in a U.S. trade or business during a taxable year to which such income, gain or loss of the Master Fund is treated as effectively connected.

To the extent that the Master Fund is not deemed to be engaged in a U.S. trade or business, the Offshore Fund will not be subject to any U.S. federal income tax on its capital gains, whether from sources within or outside the United States to the extent that securities in which the Master Fund invests are not classified as U.S. real property interests within the meaning of Section 897 of the Code. The Master Fund does not intend to invest in any securities that would be classified as U.S. real property interests. The Offshore Fund will, however, be subject to a U.S. withholding tax at a 30% rate applicable to dividends, certain dividend equivalents and certain interest income considered to be from sources within the United States. To maximize the availability of the exemption from such withholding for “portfolio interest,” the Offshore Fund will provide the Master Fund with a statement regarding the Offshore Fund’s foreign status on IRS Form W-8BEN-E or its equivalent. Also, the Offshore Fund does not expect to maintain cash reserves, but generally intends to invest any cash reserves that may exist in a manner so as not to be subject to such 30% withholding.

An investment in the Master Fund should not cause the Offshore Fund to receive income that is “effectively connected” with a U.S. trade or business so long as (i) the Master Fund is not considered a dealer in stock, securities or commodities and does not regularly offer to enter into, assume or otherwise terminate positions in derivatives with customers, (ii) the U.S. business activities of the Master Fund consist solely of trading stock, securities, commodities and derivatives for its own account (and in the case of commodities, is limited to trading in commodities of a kind customarily dealt in on an organized exchange in transactions of a kind customarily consummated at such place) and (iii) any entity treated as a partnership for U.S. federal income tax purposes in which the Master Fund invests is also not deemed to be engaged in a U.S. trade or business.

With respect to condition (iii), the Master Fund has no control over whether the entities treated as partnerships for U.S. federal income tax purposes in which the Master Fund invests are engaged or deemed to be engaged in a U.S. trade or business. The Master Fund, however, intends to use reasonable efforts to reduce or eliminate the extent to which it allocates investment assets to entities treated as partnerships for U.S. federal income tax purposes that are engaged or deemed to be engaged in a U.S. trade or business.

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In the event that the Master Fund were found to be engaged in a U.S. trade or business during any taxable year, the Offshore Fund would be required to file a U.S. federal income tax return for such year on IRS Form 1120-F and pay tax at full U.S. federal income tax rates on the portion of its income that is treated as effectively connected with such U.S. trade or business, and an additional 30% branch profits tax would be imposed. In addition, in such event, the Master Fund would be required to withhold such taxes from the income or gain allocable to the Offshore Fund under Section 1446 of the Code.

3. Eligible Investors generally are exempt from U.S. federal income tax except to the extent that they have UBTI. UBTI is income from a trade or business unrelated to the trade or business regularly carried on by a tax-exempt entity. UBTI in excess of $1,000 (U.S.) in any year is taxable and may result in an alternative minimum tax liability. In view of this special problem, a tax-exempt investor should consult its tax advisor before purchasing Shares. It will be the responsibility of any tax-exempt investor investing in the Fund to keep its own records with respect to UBTI and file its own IRS Form 990-T with respect thereto.

Various types of income, including dividends, interest, royalties, rents from real property (and incidental personal property) and gains from the sale of property other than inventory and property held primarily for sale to customers are excluded from UBTI so long as such income is not derived from debt-financed property. To the extent that the Offshore Fund holds property that constitutes debt-financed property (e.g., securities purchased on margin or through other means of leverage) or property primarily for sale to customers (“dealer” property) or becomes actively involved in trading securities, income attributable to such property or activity may constitute UBTI. However, UBTI of an entity classified for U.S. income tax purposes as an association taxable as a corporation generally does not pass through the corporation to its U.S. tax-exempt shareholders.

The Code provides two taxing regimes that have the effect of taxing U.S. persons currently on some or all of their pro rata share of the income of a foreign corporation, even though such income has not actually been distributed to them. These regimes involve the taxation of U.S. shareholders of (i) “passive foreign investment companies” (“PFICs”) and (ii) “controlled foreign corporations” (“CFCs”).

A foreign corporation will be treated as a CFC if more than 50% of the stock of such foreign corporation, determined by reference to either vote or value, is owned (or, after the application of certain constructive stock ownership rules, is deemed to be owned) by “U.S. shareholders.” A “U.S. shareholder” is generally defined as any U.S. person (including a U.S. partnership) that owns (or, after the application of certain constructive stock ownership rules, is deemed to own) 10% or more of the total value or combined voting power of all classes of stock entitled to vote of the foreign corporation. Because the Fund, a U.S. partnership, will own at least 67% of the stock of the Offshore Fund, the Offshore Fund will be treated as a CFC.

A “U.S. shareholder” of a CFC generally must include in income currently its pro rata share of, among other things, the CFC’s “Subpart F income,” whether or not currently distributed to such shareholder. “Subpart F income” includes various types of passive investment income such as dividends, interest, gains from the sale of stock or securities, and gains from futures transactions in commodities. “Subpart F income” of a CFC that is currently taxed to a “U.S. shareholder” is not subject to tax again in its hands when actually distributed to such shareholder. A corporation will not be treated with respect to a shareholder as a PFIC during the “qualified portion” of such shareholder’s holding period with respect to stock in such corporation. Generally, the term “qualified portion” means the portion of the shareholder’s holding period during which the shareholder is a “U.S. shareholder” (as defined above) and the corporation is a CFC. Accordingly, the Offshore Fund should not be treated as a PFIC with respect to the Fund.

Under current law applicable to U.S. tax-exempt entities, only particular categories of UBTI (for example, if the Offshore Fund were to generate certain insurance income as defined in Section 512(b)(17) of the Code) attributed from a CFC are taxable to a tax-exempt entity. The Offshore Fund does not expect to generate UBTI of this type.

Prior to its commencement of operations, the Fund received an opinion of Dechert LLP, counsel to the Fund at that time, that under the provisions of the Code and the Regulations, as in effect on the date of the opinion, as well as under the relevant authority interpreting the Code and the Regulations, and based upon certain representations of the Board, income of the Fund allocable to tax-exempt investors (subject to certain exceptions) should not constitute UBTI. The Fund has not sought a ruling from the Service with respect to any of the tax issues affecting the Fund.

The foregoing discussion is intended to apply primarily to exempt organizations that are qualified plans. The UBTI of certain other exempt organizations may be computed in accordance with special rules. Further, certain types of tax-exempt entities under the Code, such as “charitable remainder trusts” that are required to make taxable distributions based upon income received from all sources, may be disadvantaged under the rules relating to CFCs and PFICs in a manner similar to taxable investors. Charitable remainder trusts are generally required, under their trust instruments and for purposes of qualifying under the Code for tax exemption, to make current distributions of all or a significant portion of their income. As an investor in a CFC, such a trust would be deemed to receive income each year from the CFC whether or not the CFC currently distributes such income. Charitable

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remainder unitrusts are also required to value their assets annually, and valuing the Fund’s interest in the Offshore Fund will be difficult. For these reasons, the Fund would not be an appropriate investment for charitable remainder trusts.

4. The Offshore Fund is subject to U.S. federal withholding taxes (at a 30% rate) on payments of certain amounts made to such entity (“withholdable payments”), unless it complies (or is deemed compliant) with extensive reporting and withholding requirements. Withholdable payments generally will include interest (including original issue discount), dividends, rents, annuities, and other fixed or determinable annual or periodical gains, profits or income, if such payments are derived from U.S. sources, as well as gross proceeds from dispositions of securities that could produce U.S. source interest or dividends. Income which is effectively connected with the conduct of a U.S. trade or business is not, however, included in this definition. To avoid the withholding tax, unless deemed compliant, the Offshore Fund will be required to enter into an agreement with the United States to identify and disclose identifying and financial information about each United States person (or foreign entity with substantial U.S. ownership) which invests in the Offshore Fund, and to withhold tax (at a 30% rate) on withholdable payments and related payments made to any investor which fails to furnish information requested by the Offshore Fund to satisfy its obligations under the agreement. Pursuant to an intergovernmental agreement between the United States and the Cayman Islands, the Offshore Fund may be deemed compliant, and therefore not subject to the withholding tax, if it identifies and reports U.S. taxpayer information directly to the Cayman Islands government. Certain categories of investors, generally including, but not limited to, tax-exempt investors, publicly traded corporations, banks, regulated investment companies, real estate investment trusts, common trust funds, brokers, dealers and middlemen, and state and federal governmental entities, will be exempt from such reporting. The U.S. Department of the Treasury is expected to issue further, detailed guidance as to the mechanics and scope of this new reporting and withholding regime. There can be no assurance as to the timing or impact of any such guidance on future Offshore Fund operations.

Cayman Islands – Automatic Exchange of Financial Account Information

5. The Cayman Islands has signed two inter-governmental agreements to improve international tax compliance and the exchange of information - one with the United States and one with the United Kingdom (the “US IGA” and the “UK IGA”, respectively). The Cayman Islands has also signed, along with over 60 other countries, a multilateral competent authority agreement to implement the OECD Standard for Automatic Exchange of Financial Account Information – Common Reporting Standard (the “CRS” and together with the US IGA and the UK IGA, “AEOI”).

Cayman Islands regulations were issued on 4 July 2014 to give effect to the US IGA and the UK IGA, and on 16 October 2015 to give effect to the CRS (collectively, the “AEOI Regulations”). Pursuant to the AEOI Regulations, the Cayman Islands Tax Information Authority (the “TIA”) has published guidance notes on the application of the US and UK IGAs and has the power to issue guidance in relation to the CRS.

All Cayman Islands “Financial Institutions” will be required to comply with the registration, due diligence and reporting requirements of the AEOI Regulations, except to the extent that they can rely on an exemption that allows them to become a “Non-Reporting Financial Institution” (as defined in the relevant AEOI Regulations) with respect to one or more of the AEOI regimes. The Offshore Fund does not propose to rely on any reporting exemption and therefore intends to comply with the requirements of the AEOI Regulations.

The AEOI Regulations require the Offshore Fund to, amongst other things (i) register with the Service to obtain a Global Intermediary Identification Number (in the context of the US IGA only), (ii) register with the TIA, and thereby notify the TIA of its status as a “Reporting Financial Institution”; (iii) conduct due diligence on its accounts to identify whether any such accounts are considered “ Reportable Accounts”, and (iv) report information on such Reportable Accounts to the TIA. The TIA will transmit the information reported to it to the overseas fiscal authority relevant to a reportable account (i.e. the Service in the case of a US Reportable Account, HMRC in the case of a UK Reportable Account, etc.) annually on an automatic basis.

For information on any potential withholding tax that may be levied against the Offshore Fund, see also the disclosure at point 4 above under “Classification of the Offshore Fund.”

By investing in the Offshore Fund and/or continuing to invest in the Offshore Fund, investors shall be deemed to acknowledge that further information may need to be provided to the Offshore Fund, the Offshore Fund’s compliance with the AEOI Regulations may result in the disclosure of investor information, and investor information may be exchanged with overseas fiscal authorities. Where an investor fails to provide any requested information (regardless of the consequences), the Offshore Fund reserves the right to take any action and/or pursue all remedies at its disposal including, without limitation, compulsory redemption or withdrawal of the investor concerned.

6. The Government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Offshore Fund or its shareholders. The Cayman Islands are not

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party to a double tax treaty with any country that is applicable to any payments made to or by the Offshore Fund. There are presently no income, corporation, capital gains or other taxes in effect in the Cayman Islands. The Offshore Fund is a limited duration company under Cayman Islands law and has obtained from the Governor-in-Cabinet of the Cayman Islands, an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Law (2011 Revision) which provides that, for a period of 20 years from the date of issue of the undertaking, no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to the Offshore Fund or its operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of the shares, debentures or other obligations of the Offshore Fund or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by the Offshore Fund to its members or a payment of principal or interest or other sums due under a debenture or other obligation of the Offshore Fund. An annual registration fee is payable by the Offshore Fund to the Cayman Islands government which is calculated by reference to the nominal amount of its authorized capital.

Unless otherwise indicated, references in the following discussion of the tax consequences of fund investments, activities, income, gain and loss, include investments, activities, income, gain and loss of the Master Fund and Investment Funds, as well as the tax impact of such investments, activities, income, gain and loss on the Offshore Fund as a result of it being an investor in the Master Fund and, through the Master Fund, an indirect investor in Investment Funds.

As an entity taxed as a partnership, the Fund is not generally itself subject to U.S. federal income tax. The Fund files annual information returns with the IRS that report the results of its operations. Each Shareholder is required to report separately on the Shareholder’s income tax return the Shareholder’s distributive share of the Fund’s net long-term capital gain or loss, net short-term capital gain or loss and all other items of ordinary income or loss. Each Shareholder is taxed on the Shareholder’s distributive share of the Fund’s taxable income and gain regardless of whether the Shareholder has received or will receive a distribution from the Fund. A Shareholder may have taxable income for a taxable year for which it has incurred an economic loss with respect to the Shares in the Fund.

Because the Offshore Fund will be treated as a corporation for federal income tax purposes, however, the Fund, and therefore Shareholders, will receive taxable income to the extent of dividends paid by the Offshore Fund or earlier in the event that CFC rules (mentioned above) require the Fund to include some portion of the Offshore Fund’s income in its own income even when no dividends are paid. The Offshore Fund’s income will be its share of the taxable income of the Master Fund, which, in turn will receive allocations of its shares of the taxable income of the Investment Funds. Generally, neither the Fund nor the Offshore Fund will have any power to control the timing of cash distributions by the Investment Funds. In addition, the Fund does not intend to make periodic distributions of its net income or gains, if any, to Shareholders. The amount and timing of any distributions will be determined in the sole discretion of the Board. Accordingly, it is likely that a Shareholder’s share of taxable income from the Fund could exceed the distributions, if any, the Shareholder receives from the Fund. As discussed below, Shareholders will be furnished with a tax information report annually stating each Shareholder’s respective share of the Fund’s tax items. Shareholders which are tax-exempt entities generally will not be subject to income tax on their allocable share of the Fund’s income and gains.

Allocation of Profits and Losses. Under the Declaration of Trust, the Fund’s net capital appreciation or net capital depreciation for each accounting period of the Fund is allocated among the Shareholders and to their capital accounts without regard to the amount of income or loss recognized by the Fund for U.S. federal income tax purposes. The Declaration of Trust provides that items of income, deduction, gain, loss or credit recognized by the Fund for each fiscal year generally are to be allocated for income tax purposes among the Shareholders pursuant to the Regulations, based upon amounts of the Fund’s net capital appreciation or net capital depreciation allocated to each Shareholder’s capital account for the current and prior fiscal years.

Under the Declaration of Trust, the Fund has the discretion to allocate specially an amount of the Fund’s capital gain (including short-term capital gain) or capital loss for U.S. federal income tax purposes to a withdrawing Shareholder to the extent that the Shareholder’s capital account exceeds or is less than, as the case may be, his, her or its U.S. federal income tax basis in his, her or its Shares, or such Shareholder’s U.S. federal income tax basis exceeds his, her or its capital account. No assurance can be given that, if the Fund makes such a special allocation, the IRS will accept the allocation. If the allocation is successfully challenged by the IRS, the Fund’s tax items allocable to the remaining Shareholders would be affected.

Tax Elections; Returns; Tax Audits. The Code provides for optional adjustments to the basis of Fund property upon distributions of Fund property to a Shareholder and transfers of Fund Shares (including by reason of death) if a partnership election has been made under Section 754 of the Code. Under the Declaration of Trust, the Adviser, in its sole discretion, may cause the Fund to make such an election. Any such election, once made, cannot be revoked without the consent of the IRS. The effect of any such election may depend upon whether any Investment Fund also makes such an election. As a result of the complexity and added expense of the tax accounting required to implement an election, the Adviser currently does not intend to make an election. However, even though the Adviser does not intend to make an election, the Fund will generally be required to adjust its tax basis in its assets in respect of all

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Shareholders in cases of partnership distributions that result in a “substantial basis reduction” (i.e., in excess of $250,000) in respect of the relevant partnership’s property or with respect to transfers of Fund Shares at a time when either (A) the adjusted tax basis of the Fund’s assets exceeds their fair market value by more than $250,000 or (B) immediately after the transfer of the Fund Shares, the transferee would be allocated net loss in excess of $250,000 upon a hypothetical disposition of all of the Fund’s assets at fair market value in a taxable transaction.

The Adviser decides how to report the Fund items on the Fund’s tax returns, and all Shareholders are required under the Code to treat the items consistently on their own returns, unless they file a statement with the IRS disclosing the inconsistency. In light of the uncertainty and complexity of certain applicable U.S. tax laws, the IRS may not agree with the manner in which the Fund’s items have been reported. In the event the income tax returns of the Fund are audited by the IRS, the tax treatment of the Fund’s income and deductions generally will be determined at the Fund level in a single proceeding rather than by individual audits of the Shareholders. An affiliate of the Adviser is the Fund’s “Tax Matters Partner” and in that capacity has the authority to bind certain Shareholders to settlement agreements and the right on behalf of all Shareholders to extend the statute of limitations relating to the Shareholders’ tax liabilities with respect to Fund items.

For U.S. federal income tax returns filed for Fund taxable years beginning after 2017 (or possibly sooner, if the Fund so elects), new partnership audit rules will apply. Under the new regime, a “partnership representative,” rather than the Tax Matters Partner, will have sole authority to act on behalf of the Fund in any audit proceeding, and generally will bind the Fund and Shareholders. Absent certain elections by the Fund, this new audit regime could cause any adjustments to Fund tax items, and any resulting tax liability, to be determined and collected at the Fund level and thus borne by Shareholders in the year in which the audit is completed, rather than the year to which the audit relates. An affiliate of the Adviser will act as the Fund’s “partner representative” and, as such, will have authority to make elections and otherwise act on behalf of the Fund in the event of an audit. Future guidance is expected to clarify many aspects of this new partnership audit regime.

Distributions and Partial and Total Withdrawals from the Fund

In general, no gain or loss will be recognized by a Shareholder on distributions, if any, from the Fund. However, gain will be recognized by each Shareholder on the Fund’s distributions of money, to the extent that the amount of money distributed exceeds the adjusted basis of its Shares in the Fund immediately before the distribution. This gain has the same character as would gain realized by a Shareholder upon a sale or exchange of its Shares in the Fund (discussed below). Distributions of “marketable securities,” as defined in Section 731 of the Code, under certain circumstances will be treated as money for these purposes. An exception from such treatment applies to distributions from certain investment partnerships and the Adviser will endeavor, consistent with the Fund’s overall business objections, to have the Fund qualify for such exception.

If a Shareholder receives a distribution of money or other property from the Fund and such money or other property is treated as received in exchange for the Shareholder’s interest in the “unrealized receivables” or “substantially appreciated inventory items” of the Fund (including “unrealized receivables” and “substantially appreciated inventory items” of any partnership in which the Fund invests), the Shareholder (and the Fund, under certain circumstances) could be required to recognize gain. Similarly, a Shareholder (and possibly the Fund) could be required to recognize ordinary income upon a distribution of “unrealized receivables” or “substantially appreciated inventory items” from the Fund, if such distribution is treated as received in exchange for the Shareholder’s interest in other property of the Fund. The Adviser does not expect that the Fund will own significant amounts of “unrealized receivables” or “substantially appreciated inventory items.”

As discussed above, the Declaration of Trust provides that the Fund may specially allocate items of Fund capital gain (including short-term capital gain) or capital loss to a withdrawing Shareholder to the extent its liquidating distribution would otherwise exceed or be less than, as the case may be, its adjusted tax basis in its Shares. Such a special allocation of capital gain may result in the withdrawing Shareholder recognizing capital gain, which may include short-term gain, in the Shareholder’s last taxable year in the Fund, thereby reducing the amount of long-term capital gain recognized during the taxable year in which it receives its liquidating distribution upon withdrawal. Such a special allocation of capital loss may result in the withdrawing Shareholder recognizing capital loss, which may include long-term capital loss, in the Shareholder’s last taxable year in the Fund, thereby reducing the amount of short-term capital loss recognized during the tax year in which it receives its liquidating distribution upon withdrawal.

Sale of Shares. If a Shareholder has all or any portion of its Shares repurchased, the Shareholder will be required to recognize gain or loss in the amount of the difference between the amount realized on the repurchase and the tax basis of its Shares or the portion of its Shares repurchased. Any gain or loss realized upon a repurchase of Shares will be treated as capital gain or loss unless the gain is attributable to Shares in passive foreign investment companies in which the Fund does not make an election to be taxed currently and in any controlled foreign corporation in which the Fund is treated as a “U.S. Shareholder,” and “unrealized receivables” or

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“substantially appreciated inventory items,” in which case all or a portion of the gain attributed to such items will be treated as ordinary income.

The closing of the Fund’s taxable year will also occur with respect to any Shareholder who has all of its Shares redeemed.

Medicare Tax

An additional 3.8% Medicare tax is imposed on certain net investment income (including interest, dividends, annuities, royalties, rents and net capital gains) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts.

Tax Treatment of Master Fund Investments

In General. Each of the Fund and the Offshore Fund expects that the Master Fund and the Investment Funds will act as traders or investors, and not as dealers, with respect to their respective securities transactions. A trader and an investor are persons who buy and sell securities for their own accounts, whereas a dealer is a person who purchases securities for resale to customers rather than for investment or speculation. As noted above, unless otherwise indicated, references in the discussion to the tax consequences of the Master Fund’s investments, activities, income, gain and loss include the direct investments, activities, income, gain and loss of the Master Fund, and those indirectly attributable to the Master Fund as a result of it being an investor in an Investment Fund.

Gains and losses realized by a trader or an investor on the sale of securities are generally capital gains and losses. The Adviser thus expects that its gains and losses from its securities transactions and the gains and losses from the Investment Funds typically will be capital gains and capital losses. These capital gains and losses may be long-term or short-term depending, in general, upon the length of time the Master Fund maintains a particular investment position and, in some cases, upon the nature of the transaction. Property held for more than one year generally will be eligible for long-term capital gain or loss treatment. Special rules, however, apply to the characterization of capital gain realized with respect to certain regulated futures contracts, non-U.S. currency forward contracts and certain options contracts that qualify as (or qualify for treatment as) “Section 1256 Contracts,” which are described below. The application of certain rules relating to short sales, to so-called “straddle” and “wash sale” transactions and to certain non-U.S. regulated contracts and options contracts may alter the manner in which the Master Fund’s or an Investment Fund’s holding period for a security is determined or may otherwise affect the characterization as short-term or long-term, and also the timing of the realization of certain gains or losses. Moreover, the straddle rules and short sale rules may require the capitalization of certain related expenses of the Master Fund or an Investment Fund.

The Master Fund may acquire derivative positions with respect to other Investment Funds, which may be treated as constructive ownership of the other Investment Funds. A constructive ownership transaction includes holding a long position under a notional principal contract or entering into a forward or futures contract with respect to certain financial assets, or both holding a call option and granting a put option with respect to certain financial assets when the options have substantially equal strike prices and contemporaneous maturity dates. If the Master Fund has long-term capital gain from a “constructive ownership transaction,” the amount of the gain that may be treated as long-term capital gain by the Master Fund is limited to the amount that the Master Fund would have recognized if it had been holding the financial asset directly, rather than through a constructive ownership transaction, with any gain in excess of this amount being treated as ordinary income. In addition, an interest charge is imposed with respect to any amount recharacterized as ordinary income on the underpayment of tax for each year that the constructive ownership was open.

The Master Fund may realize ordinary income from dividends with respect to shares of stock and accruals of interest on debt obligations. Certain of such dividends may qualify for the preferential maximum tax rate for qualified dividend income applicable to individuals, estates and trusts. The Master Fund or an Investment Fund may hold debt obligations with “original issue discount,” in which case, the Master Fund would be required to include amounts in taxable income on a current basis even though receipt of those amounts may occur in a subsequent year. The Master Fund or Investment Fund may also acquire debt obligations with “market discount.” Upon disposition of such an obligation, the Master Fund generally would be required to treat gain realized as interest income to the extent of the market discount, or its share of such market discount in the case of an obligation held by an Investment Fund, that accrued during the period the debt obligation was held by the Master Fund or an Investment Fund. The Master Fund may realize ordinary income or loss with respect to its or an Investment Fund’s investments in funds engaged in a trade or business. Income or loss from transactions involving certain Derivatives, such as the periodic payments from swap transactions, will also generally constitute ordinary income or loss. In addition, amounts, if any, payable by the Master Fund or an Investment Fund in connection with equity swaps, interest rate swaps, caps, floors and collars likely would be considered “miscellaneous itemized deductions” which, for a noncorporate Shareholder, are generally not deductible.

Gain recognized by the Master Fund or an Investment Fund from certain “conversion transactions” will be treated as ordinary income. In such a transaction, substantially all of the taxpayer’s return is attributable to the time value of the net investment in the

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transaction. Included among conversion transactions specified in the Code and the Regulations are: (1) the holding of any property (whether or not actively traded) and entering into a contract to sell the property (or substantially identical property) at a price determined in accordance with the contract, but only if the property was acquired and the contract was entered into on a substantially contemporaneous basis; (2) certain straddles; (3) generally any other transaction that is marketed or sold on the basis that it would have the economic characteristics of a loan but the interest-like return would be taxed as capital gain; or (4) any other transaction specified in the Regulations.

Shareholders may be treated as owning positions held by the Master Fund, including positions held by the Master Fund through different investment advisory agreements or Investment Funds. Those positions, and other positions held by a Shareholder, may be treated as positions in a straddle as described below under the caption “Effect of Straddle Rules on Shareholders’ Securities Positions.”

Currency Fluctuations. To the extent that its investments are made in securities denominated in a non-U.S. currency, gain or loss realized by the Master Fund (directly or through an Investment Fund) frequently will be affected by the fluctuation in the value of such non-U.S. currencies relative to the value of the U.S. dollar. Gains or losses with respect to the Master Fund’s investments in common stock of non-U.S. issuers will generally be taxed as capital gains or losses at the time of the disposition of the stock, subject to certain exceptions specified in the Code. In particular, gains and losses of the Master Fund on the acquisition and disposition of non-U.S. currency (for example, the purchase of non-U.S. currency and subsequent use of the currency to acquire stock) will be treated as ordinary income or loss. In addition, gains or losses on disposition of debt securities denominated in a non-U.S. currency to the extent attributable to fluctuation in the value of the non-U.S. currency between the date of acquisition of the debt security and the date of disposition will be treated as ordinary income or loss. Gains or losses attributable to fluctuations in exchange rates that occur between the time the Master Fund accrues interest or other receivables or accrues expenses or other liabilities denominated in a non- U.S. currency and the time the Master Fund collects the receivables or pays the liabilities may be treated as ordinary income or ordinary loss.

The Master Fund or an Investment Fund may acquire non-U.S. currency forward contracts, enter into non-U.S. currency futures contracts and acquire put and call options on non-U.S. currencies. If the Master Fund or an Investment Fund acquires currency futures contracts or option contracts, including those that are Section 1256 Contracts, or any currency forward contracts, however, any gain or loss realized by the Master Fund with respect to the instruments will be ordinary, unless (1) the contract is a capital asset in the hands of the Master Fund or an Investment Fund and is not a part of a straddle transaction and (2) an election is made (by the close of the day on which the transaction is entered) to treat the gain or loss attributable to the contract as capital gain or loss. If those conditions are met, gain or loss recognized on the contract will be treated as capital gain or loss; if the contract is a Section 1256 Contract, Section 1256 of the Code will govern the character of any gain or loss recognized on the contract.

Section 1256 Contracts. The Code generally applies a “mark-to-market” system of taxing unrealized gains and losses on, and otherwise provides for special rules of taxation with respect to, Section 1256 Contracts. A Section 1256 Contract includes certain regulated futures contracts, certain non-U.S. currency forward contracts and certain options contracts. Section 1256 Contracts held by the Master Fund or an Investment Fund at the end of a taxable year of the Master Fund or an Investment Fund will be treated for U.S. federal income tax purposes as if they were sold by the Master Fund or an Investment Fund at their fair market value on the last business day of the taxable year. The net gain or loss, if any, resulting from these deemed sales (known as “marking-to-market”), together with any gain or loss resulting from any actual sales of Section 1256 Contracts (or other termination of the Master Fund’s obligations under the Contract), must be taken into account by the Master Fund in computing its taxable income for the year. If a Section 1256 Contract held by the Master Fund or an Investment Fund at the end of a taxable year is sold in the following year, the amount of any gain or loss realized on the sale will be adjusted to reflect the gain or loss previously taken into account under the mark-to-market rules.

Capital gains and losses from Section 1256 Contracts generally are characterized as short-term capital gains or losses to the extent of 40% of the gains or losses and as long-term capital gains or losses to the extent of 60% of the gains and losses. Gains and losses from certain non-U.S. currency transactions, however, will be treated as ordinary income and losses unless certain conditions described under “Currency Fluctuations,” above, are met. These gains and losses will be taxed under the general rules described above. If an individual taxpayer incurs a net capital loss for a year, the portion of the loss, if any, which consists of a net loss on Section 1256 Contracts may, at the election of the taxpayer, be carried back three years. A loss carried back to a year by an individual may be deducted only to the extent (1) the loss does not exceed the net gain on Section 1256 Contracts for the year and (2) the allowance of the carry back does not increase or produce a net operating loss for the year. A “securities futures contract” is not treated as a Section 1256 Contract, except when it meets the definitions of a “dealer securities futures contract.”

A “securities futures contract” is any security future as defined in Section 3(a)(55)(A) of the Exchange Act, which generally provides that a securities futures contract is a contract of sale for future delivery of a single security or a narrow-based security index. The Code provides that any gain or loss from the sale or exchange of a securities futures contract (other than a “dealer securities futures

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contract”) is considered as gain or loss from the sale or exchange of property that has the same character as the property to which the contract relates. As a result, if the underlying security would be a capital asset in the taxpayer’s hands, then gain or loss on the securities futures contract would be capital gain or loss. In general, capital gain or loss from the sale or exchange of a securities futures contract to sell property (that is, the short side of such a contract) will be treated as short-term capital gain or loss.

Any “dealer securities futures contract” is treated as a Section 1256 Contract. A “dealer securities futures contract” is a securities futures contract, or an option to enter into such a contract, that (1) is entered into by a dealer (or, in the case of an option, is purchased or granted by the dealer) in the normal course of its trade or business activity of dealing in the contracts or options and (2) is traded on a qualified board of trade or exchange.

Mixed Straddle Election. The Code allows a taxpayer to elect to offset gains and losses from positions that are part of a “mixed straddle.” A “mixed straddle” is any straddle in which one or more but not all positions are Section 1256 Contracts and certain identification requirements are met. Under certain Temporary Regulations, the Master Fund (and any Investment Fund) may be eligible to elect to establish one or more mixed straddle accounts for certain of its mixed straddle trading positions. The mixed straddle account rules require a daily marking to market of all open positions in the account and a daily netting of gains and losses from positions in the account. At the end of a taxable year, the annual net gains or losses from the mixed straddle account are recognized for tax purposes. The application of the Temporary Regulations’ mixed straddle account rules is not entirely clear, so no assurance can be given that a mixed straddle account election by the Master Fund or the Investment Fund will be accepted by the IRS.

Short Sales. Gain or loss from a short sale of property is generally considered as capital gain or loss to the extent the property used to close the short sale constitutes a capital asset in the Master Fund’s or an Investment Fund’s hands. Except with respect to certain situations in which the property used to close a short sale has a long-term holding period on the date on which the short sale is entered into, gains on short sales generally will be short-term capital gains. A loss on a short sale will be treated as a long-term capital loss if, on the date of the short sale, “substantially identical property” has been held by the Master Fund or an Investment Fund for more than one year. Certain Regulations may suspend the running of the holding period of “substantially identical property” held by the Master Fund or an Investment Fund.

Gain or loss on a short sale will generally not be realized until the time at which the short sale is closed. If the Fund or an Investment Fund holds a short sale position with respect to stock, certain debt obligations or Master Fund shares that have appreciated in value and then acquires property that is the same as or substantially identical to the property sold short, however, the Master Fund or an Investment Fund generally will recognize gain on the date it acquires the property as if the short sale was closed on that date with the property. If the Master Fund or an Investment Fund holds an appreciated financial position with respect to stock, certain debt obligations, or Master Fund shares and then enters into a short sale with respect to the same or substantially identical property, the Master Fund or an Investment Fund generally will recognize gain as if the appreciated financial position was sold at its fair market value on the date the Master Fund or an Investment Fund enters into the short sale. The subsequent holding period for any appreciated financial position that is subject to these constructive sale rules will be determined as if the position was acquired on the date of the constructive sale.

Effect of Straddle Rules on Shareholders’ Securities Positions. The IRS may treat certain positions in securities held, directly or indirectly, by a Master Fund shareholder and his, her or its indirect share in similar securities held by the Master Fund or an Investment Fund as “straddles” for U.S. federal income tax purposes. The application of the “straddle” rules in such a case could affect a Shareholder’s holding period for the securities involved and may defer the recognition of losses with respect to the securities. The Master Fund will not generally be in a position to furnish to its Shareholders information regarding the securities positions of Investment Funds that would permit a Master Fund shareholder to determine whether his, her or its positions in securities also held by Investment Funds should be treated as offsetting positions for purposes of the straddle rules.

Limitation on Deductibility of Interest and Short Sale Expenses. The Code limits the ability of noncorporate taxpayers to deduct “investment interest,” which is interest on indebtedness and any amount allowable as a deduction in connection with property used in a short sale, that is properly allocable to property held for investment. Investment interest is not deductible in the current year to the extent that it exceeds the taxpayer’s “net investment income,” consisting of net gain and ordinary income derived from investments in the current year less certain directly connected expenses (other than interest or short sale expenses treated as interest). For this purpose, any long-term capital gain is excluded from net investment income unless the taxpayer elects to pay tax on the amount at ordinary income tax rates.

The Master Fund’s or an Investment Fund’s activities will be treated as giving rise to investment income for a Master Fund shareholder, and the investment interest limitation would apply to a noncorporate Shareholder’s share of the interest and short sale expenses attributable to the Master Fund’s operation. In such case, a noncorporate Master Fund shareholder would be denied a

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deduction for all or part of that portion of his, her or its distributive share of the Master Fund’s ordinary losses attributable to interest and short sale expenses unless he, she or it had sufficient investment income from all sources including the Master Fund. A Shareholder that could not deduct interest or short sale expenses currently as a result of the application of the provisions described above would be entitled to carry forward such expenses to future years, subject to the same limitation. The investment interest limitation would also apply to interest paid by a noncorporate Shareholder on money borrowed to finance his, her or its investment in the Master Fund. In addition, Section 163(j) of the Code generally limits the deductibility of “business interest” by a taxpayer to the business interest income of the taxpayer plus 30% of the taxpayer’s adjusted taxable income. In the case of a taxpayer that is a partnership, this limitation is generally determined at the partnership level. Special carryforward rules apply to partnerships and their partners.

Deductibility of Master Fund Investment Expenditures by Noncorporate Shareholders. Investment expenses including, for example, investment advisory fees of an individual, are generally not deductible with respect to taxable years beginning after 2017 and before 2026. The consequences of the Code’s limitations on the deductibility of investment expenditures will vary depending upon the particular tax situation of each taxpayer. For that reason, noncorporate Shareholders should consult their tax advisors with respect to the application of these limitations to their situation. Potential investors should consult their own tax advisors with respect to the application of the investment interest limitation to their particular tax situations.

Application of Rules for Income and Losses from Passive Activities. The Code restricts the deductibility of losses from a “passive activity” against certain income that is not derived from a passive activity. This restriction applies to individuals, personal service corporations and certain closely held corporations. Under certain Temporary Regulations, income or loss from the Master Fund’s securities investment and trading activity generally will not constitute income or loss from a passive activity. Passive losses from other sources generally could not be deducted against a non-managing Shareholder’s share of such income and gain from the Master Fund. Income or loss attributable to the Master Fund’s investment in a fund engaged in a non-securities trade or business may, however, constitute passive activity income or loss.

Limitation on Excess Business Losses. For taxable years beginning after 2017 and before 2026, taxpayers other than C corporations are unable to deduct “excess business loss.” An excess business loss is the excess of a taxpayer’s aggregate deductions attributable to trades or businesses of the taxpayer over the sum of aggregate gross income or gain of the taxpayer, plus a threshold amount (generally $250,000 for single filers or $500,000 in the case of a joint return, which amounts are indexed for inflation). Any disallowed loss is treated as a net operating loss carryover to the following taxable year.

“Phantom Income” from Master Fund Investments. Under various “anti-deferral” provisions of the Code (the “passive foreign investment company” and “controlled foreign corporation” provisions), investments, if any, by the Master Fund in certain foreign corporations may cause a Master Fund shareholder to (1) recognize taxable income prior to the Fund’s receipt of distributable proceeds, (2) pay an interest charge on receipts that are deemed as having been deferred or (3) recognize ordinary income that, but for the “anti-deferral” provisions, would have been treated as capital gain.

Non-U.S. Taxes

Certain dividends and interest directly or indirectly received by the Master Fund from sources outside the U.S. may be subject to non-U.S. withholding taxes. In addition, the Master Fund or an Investment Fund may be subject to non-U.S. capital gains taxes to the extent they purchase and sell securities of non-U.S. issuers. Tax treaties between certain countries and the United States may reduce or eliminate such non-U.S. taxes. The Master Fund cannot predict in advance the rate of non-U.S. tax it will directly or indirectly pay, as the amount of the Master Fund’s assets to be invested in various countries is not known at this time.

Unrelated Business Taxable Income

An organization that is exempt from U.S. federal income tax is generally not subject to such tax on its passive investment income, such as dividends, interest and capital gains, whether realized by the organization directly or indirectly through a fund in which it is a partner. This type of income is exempt, subject to the discussion of “unrelated debt financed income” below, even if it is realized from securities trading activity that constitutes a trade or business.

This general exemption available to an exempt organization from U.S. federal income tax does not apply to the “unrelated business taxable income” (“UBTI”) of such an organization. Except as noted above with respect to certain categories of exempt trading activity, UBTI generally includes income or gain derived (either directly or through partnerships) from a trade or business, the conduct of which is substantially unrelated to the exercise or performance of the organization’s exempt purpose or function.

UBTI includes not only trade or business income or gain as described above, but also “unrelated debt-financed income.” This latter type of income generally consists of (1) income derived by an exempt organization (directly or through a fund) from income-

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producing property with respect to which there is “acquisition indebtedness” at any time during the taxable year and (2) gains derived by an exempt organization (directly or through a fund) from the disposition of property with respect to which there is acquisition indebtedness at any time during the twelve-month period ending with the date of the disposition.

The Master Fund may incur “acquisition indebtedness” with respect to certain of its transactions, such as the purchase of securities on margin. Based upon a published ruling issued by the IRS that indicates that income and gain with respect to short sales of publicly traded stock does not constitute income from debt financed property for purposes of computing UBTI, the Master Fund will treat its short sales of securities as not involving “acquisition indebtedness” and not resulting in UBTI. Moreover, income realized from option writing and futures contract transactions generally would not constitute UBTI. To the extent the Master Fund recognizes income in the form of dividends and interest from securities with respect to which there is “acquisition indebtedness” during a taxable year, the percentage of the income that will be treated as UBTI generally will be equal to the amount of the income times a fraction, the numerator of which is the “average acquisition indebtedness” incurred with respect to the securities, and the denominator of which is the “average amount of the adjusted basis” of the securities during the taxable year.

To the extent the Master Fund recognizes gain from securities with respect to which there is “acquisition indebtedness” at any time during the twelve-month period ending with the date of their disposition, the portion of the gain that will be treated as UBTI will be equal to the amount of the gain times a fraction, the numerator of which is the highest amount of the “acquisition indebtedness” with respect to the securities, and the denominator of which is the “average amount of the adjusted basis” of the securities during the taxable year. In determining the unrelated debt-financed income of the Master Fund, an allocable portion of deductions directly connected with the Master Fund’s debt-financed property will be taken into account. In making such a determination, for instance, a portion of losses from debt-financed securities (determined in the manner described above for evaluating the portion of any gain that would be treated as UBTI) would offset gains treated as UBTI.

The calculation of the Master Fund’s “unrelated debt-financed income” will be complex and will depend on the amount of leverage used by the Master Fund from time to time, the amount of leverage used by Investment Funds, and other UBTI generated by those funds. As a result of this complexity, the Master Fund cannot predict the percentage of its income and gains that will be treated as UBTI for a Master Fund shareholder that is an exempt organization. An exempt organization’s share of the income or gains of the Master Fund that is treated as UBTI may not be offset by losses of the exempt organization either from the Master Fund or otherwise, unless the losses are treated as attributable to an unrelated trade or business (such as, for example, losses from securities for which acquisition indebtedness is incurred), among other things.

To the extent that the Master Fund generates UBTI, the applicable U.S. federal tax rate for an exempt Master Fund shareholder generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt Master Fund shareholder. An exempt organization may be required to support, to the satisfaction of the IRS, the method used to calculate its UBTI. The Master Fund will report to a Master Fund shareholder that is an exempt organization information as to the portion of its income and gains from the Master Fund for each year that will be treated as UBTI. The calculation of UBTI with respect to transactions entered into by the Master Fund is highly complex, and for that reason, no assurance can be given that the Master Fund’s calculation of UBTI will be accepted by the IRS.

In general, if UBTI is allocated to an exempt organization such as a qualified retirement plan or a private foundation, the portion of the Master Fund’s income and gains that is not treated as UBTI will continue to be exempt from tax, as will the organization’s income and gains from other investments that are not treated as UBTI. The possibility of realizing UBTI from its investment in the Master Fund generally should not, as a result, affect the tax-exempt status of an exempt organization. However, a charitable remainder trust will be subject to a 100% excise on any UBTI recognized with respect to an investment in the Fund. In view of the potential for UBTI, the Master Fund is not likely to be a suitable investment for a charitable remainder trust. A title-holding company will not be exempt from tax if it has certain types of UBTI. Moreover, the charitable contribution deduction for a trust under the Code may be limited for any year in which the trust has UBTI. A prospective investor should consult its tax advisor with respect to the tax consequences of receiving UBTI from the Master Fund.

Although the Offshore Fund might be considered to receive income that would be characterized as UBTI in the hands of a tax-exempt entity, the Offshore Fund is treated as a corporation for U.S. income tax purposes. As described above, a tax-exempt investor in an organization treated as a partnership for federal income tax purposes will be attributed its allocable share of UBTI generated by the partnership’s activities. UBTI, on the other hand (except in the case of a captive foreign insurance company, which the Offshore Fund is not), generally does not pass through to the shareholders of an organization that is treated as a corporation for federal income tax purposes.

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Certain Matters Relating to Specific Exempt Organizations

Private Foundations. Private foundations and their managers are subject to U.S. federal excise taxes if they invest “any amount in such a manner as to jeopardize the carrying out of any of the foundation’s exempt purposes.” This rule requires a foundation manager, in making an investment, to exercise “ordinary business care and prudence” under the facts and circumstances prevailing at the time of making the investment, in providing for the short-term and long-term needs of the foundation to carry out its exempt purposes. The factors that a foundation manager may take into account in assessing an investment include the expected rate of return (both income and capital appreciation), the risks of rising and falling price levels and the need for diversification within the foundation’s portfolio.

Tax-exempt organizations that are private foundations, with certain exceptions, are subject to a 2% U.S. federal excise tax on their “net investment income.” The rate of the excise tax for any taxable year may be reduced to 1% if a private foundation meets certain distribution requirements for the taxable year. A private foundation will be required to make payments of estimated tax with respect to this excise tax. To avoid the imposition of an excise tax, a private foundation may be required to distribute on an annual basis its “distributable amount,” which includes, among other things, the private foundation’s “minimum investment return,” defined as 5% of the excess of the fair market value of its nonfunctionally related assets (assets not used or held for use in carrying out the foundation’s exempt purposes), over certain indebtedness incurred by the foundation in connection with those assets. A private foundation’s investment in the Fund would most likely be classified as a nonfunctionally related asset. A determination that an interest in the Fund is a nonfunctionally related asset could cause cash flow problems for a prospective Shareholder that is a private foundation, as such an organization could be required to make distributions in an amount determined by reference to unrealized appreciation in the value of its Shares. This requirement would, however, be less burdensome to a private foundation to the extent that the value of its interest is not significant in relation to the value of other assets it holds.

In some instances, an investment in the Fund by a private foundation may be prohibited by the “excess business holdings” provisions of the Code. If a private foundation (either directly or together with a “disqualified person”), for example, acquires more than 20% of the capital interest or profits interest of the Fund, the private foundation may be considered to have “excess business holdings.” In such a case, the foundation may be required to divest itself of its Shares in the Fund in order to avoid the imposition of an excise tax. The excise tax will not apply, however, if at least 95% of the gross income from the Fund is “passive” within the applicable provisions of the Code and the Regulations. The Adviser believes that the Fund will likely meet the 95% gross income test, although the Adviser can give no absolute assurance with respect to the matter.

Qualified Retirement Plans. Employee benefit plans subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), individual retirement accounts (“IRAs”) and Keogh plans should consult their counsel as to the U.S. tax implications of investing in the Fund.

Private Universities. Certain tax-exempt private universities are subject to a 1.4% excise tax on their “net investment income” that is not otherwise taxed as UBTI, including income from interest, dividends, and capital gains. Private universities should consult with their tax advisors regarding an investment in the Fund.

Tax Shelter Disclosure Regulations

Certain Regulations and revenue procedures set forth the circumstances under which certain transactions must be disclosed in a disclosure statement attached to a taxpayer’s U.S. federal income tax return (a copy of such statement must also be sent to the IRS Office of Tax Shelter Analysis). In addition, these Regulations impose a requirement on certain “material advisors” to maintain a list of persons participating in such transactions, which list must be furnished to the IRS upon written request. These Regulations can apply in situations not conventionally considered to involve “tax shelters.” Consequently, it is possible that such disclosure could be required by any or all of the Fund, the Master Fund, an Investment Fund or the Shareholders (1) if the Master Fund or an Investment Fund incurs a foreign currency loss on certain foreign currency transactions or a loss with respect to a position that formed part of a straddle (in each case, in excess of a certain monetary threshold and computed without regard to offsetting gains or other income), (2) if a Shareholder or the Master Fund incurs a loss upon a disposition of, or withdrawal from, the Master Fund or an Investment Fund, respectively, in each case in excess of a certain monetary threshold or (3) possibly in other circumstances. Furthermore, the Fund’s material advisers could be required to maintain a list of persons investing in the Fund pursuant to these Regulations and the IRS could inspect such list upon request.

Certain State and Local Taxation Matters

Prospective investors should consider, in addition to the U.S. federal income tax consequences described, potential state and local tax considerations in investing in the Fund. The Fund intends to conduct its activities so that it will not be subject to entity level taxation by any state or local jurisdiction. No assurance can be given, however, that the Fund will be able to achieve this goal.

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State and local laws often differ from U.S. federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A Shareholder’s distributive share of the taxable income or loss of the Fund generally will be required to be included in determining its reportable income for state and local tax purposes in the jurisdiction in which the Shareholder is a resident. A fund in which the Fund acquires an interest may conduct business in a jurisdiction that will subject to tax a Shareholder’s share of the Fund’s income from that business. A prospective Shareholder should consult his, her or its tax advisor with respect to the availability of a credit for such tax in the jurisdiction in which the Shareholder is a resident.

Special Shareholder

Morgan Stanley Alternative Investment Partners LP serves as the Special Shareholder of the Fund. The Special Shareholder shall make such contributions to the capital of the Fund from time to time in an amount sufficient for it to serve as “tax matters partner” for the Fund, which is treated as a partnership for U.S. federal income tax purposes. The Special Shareholder may be removed by the vote or written consent of Shareholders holding not less than a majority of the total number of votes eligible to be cast by all Shareholders not affiliated with the Special Shareholder.

ERISA and Certain Other Considerations

Persons who are fiduciaries with respect to an employee benefit plan or other arrangement subject to ERISA (an “ERISA Plan”), and persons who are fiduciaries with respect to an IRA or Keogh Plan, which is not subject to ERISA but is subject to the prohibited transaction rules of Section 4975 of the Code (together with ERISA Plans, “Benefit Plans”) should consider, among other things, the matters described below before determining whether to invest in the Fund.

ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, an obligation not to engage in a prohibited transaction and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, regulations of the U.S. Department of Labor (the “DOL”) provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan’s portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan’s purposes, an examination of the risk and return factors, the portfolio’s composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan, the income tax consequences of the investment (see “Tax Aspects Unrelated Business Taxable Income” and “Tax Aspects—Certain Matters Relating to Specific Exempt Organizations ”) and the projected return of the total portfolio relative to the ERISA Plan’s funding objectives. Before investing the assets of an ERISA Plan in the Fund, a fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. For example, a fiduciary should consider whether an investment in the Fund may be too illiquid or too speculative for a particular ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified. If a fiduciary with respect to any such ERISA Plan breaches its or his responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary itself or himself may be held liable for losses incurred by the ERISA Plan as a result of such breach.

Because the Fund is registered as an investment company under the 1940 Act, the Fund will be proceeding on the basis that its underlying assets should not be considered to be “plan assets” of the ERISA Plans investing in the Fund for purposes of ERISA’s (or the Code’s) fiduciary responsibility and prohibited transaction rules.

A Benefit Plan which proposes to invest in the Fund will be required to represent that it, and any fiduciaries responsible for such Plan’s investments, are aware of and understand the Fund’s investment objective, policies and strategies, that the decision to invest plan assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the Benefit Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and the Code, as applicable.

Certain prospective Benefit Plan Shareholders may currently maintain relationships with the Adviser or its affiliates. Each of such persons may be deemed to be a fiduciary of or other party in interest or disqualified person of any Benefit Plan to which it provides investment management, investment advisory or other services. ERISA prohibits (and the Code penalizes) the use of ERISA Plan and Benefit Plan assets for the benefit of a party in interest and also prohibits (or penalizes) an ERISA Plan or Benefit Plan fiduciary from using its position to cause such Plan to make an investment from which it or certain third-parties in which such fiduciary has an interest would receive a fee or other consideration. Benefit Plan Shareholders should consult with their own counsel and other advisors to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code or is otherwise inappropriate. Fiduciaries of ERISA or Benefit Plan Shareholders will be required to represent that the decision to invest in the Fund was made by them as fiduciaries that are independent of such affiliated persons, that such fiduciaries are duly authorized to make such

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investment decision and that they have not relied on any individualized advice or recommendation of such affiliated persons, as a primary basis for the decision to invest in the Fund.

Employee benefit plans which are not subject to ERISA may be subject to other rules governing such plans. Fiduciaries of non-ERISA Plans, whether or not subject to Section 4975 of the Code should consult with their own counsel and other advisors regarding such matters.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained in this SAI and the prospectus is general and may be affected by future publication of regulations and rulings. Potential Benefit Plan Shareholders should consult their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares.

Brokerage

Each Investment Manager is responsible for placing orders for the execution of portfolio transactions and the allocation of brokerage for any Investment Fund it manages. Transactions on U.S. stock exchanges and on some non-U.S. stock exchanges involve the payment of negotiated brokerage commissions. On the great majority of non-U.S. stock exchanges, commissions are fixed. No stated commission is generally applicable to securities traded in OTC markets, but the prices of those securities include undisclosed commissions or mark-ups.

The Adviser expects that each Investment Manager will generally select brokers and dealers to effect transactions on behalf of its Investment Fund substantially as described below, although the Adviser can give no assurance that an Investment Manager will adhere to, and comply with, the described practices. The Adviser generally expects that, in selecting brokers and dealers to effect transactions on behalf of an Investment Fund, an Investment Manager will seek to obtain the best price and execution for the transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm and the firm’s risk in positioning a block of securities. Subject to appropriate disclosure, however, Investment Managers of Investment Funds that are not investment companies registered under the 1940 Act may select brokers on a basis other than that outlined above and may receive benefits other than research or items that benefit the Investment Manager rather than its Investment Fund. The Adviser may consider the broker selection process employed by an Investment Manager as a factor in determining whether to invest in its Investment Fund. Each Investment Manager generally will seek reasonably competitive commission rates, but will not necessarily pay the lowest commission available on each transaction.

Consistent with seeking best price and execution, an Investment Manager may place brokerage orders with brokers (including affiliates of the Adviser) that may provide the Investment Manager and its affiliates with supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or of purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The expenses of an Investment Manager are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Investment Manager or its affiliates in providing services to clients other than an Investment Fund. In addition, not all of the supplemental information is used by the Investment Manager in connection with an Investment Fund in which the Fund invests. Conversely, the information provided to the Investment Manager by brokers and dealers through which other clients of the Investment Manager and its affiliates effect securities transactions may be useful to the Investment Manager in providing services to an Investment Fund. In accordance with provisions of the 1940 Act, an affiliate of the Adviser may effect brokerage transactions for an Investment Fund.

Administrator

The Master Fund and the Fund have retained the Administrator, State Street, whose principal business address is State Street Financial Center, 1 Lincoln Street, Boston, MA 02110, to provide certain administrative and fund accounting services to the Master Fund and the Fund. Under the terms of an administration agreement between the Master Fund and the Administrator (the “Administration Agreement”), the Administrator is responsible, directly or through its agents, for, among other things: (1) maintaining a list of Master Fund shareholders and generally performing all actions related to the issuance, repurchase and transfer of Master Fund shares, if any; (2) accepting payment for the Master Fund shares; (3) calculating and disseminating the net asset value of the Master Fund and the Fund in accordance with the then-current Declaration of Trust of the Master Fund and the Fund; (4) preparing for review the semi-annual and annual financial statements of the Master Fund and the Fund, as well as monthly or quarterly reports regarding the performance and net asset value of the Master Fund and the Fund; and (5) performing additional services, as agreed upon, necessary in connection with the administration of the Master Fund and the Fund. The Administrator may retain third-parties, including its affiliates or those of the Adviser, to perform some or all of these services.

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The Administrator is paid a monthly administrative fee (“Administrative Fee”) computed at an annual rate ranging from 0.030% to 0.075%, based on the aggregate monthly net assets of certain Morgan Stanley products, including the Master Fund, for which the Administrator serves as the administrator. The Fund does not pay a separate administrative fee, but the Fund, as an investor in the Master Fund, will bear its proportionate share of the Master Fund’s Administrative Fee. The Administrator is also reimbursed by the Master Fund for out-of-pocket expenses relating to services provided to the Fund. The Administrative Fee may be renegotiated from time to time between the parties. For the fiscal years ended December 31, 2017, December 31, 2018 and December 31, 2019, the Master Fund incurred $304,194, and $280,944, and $[ ], respectively, in Administrative Fees. The Administration Agreement may be terminated at any time by either of the parties upon not less than 60 days’ written notice.

The Administration Agreement provides that the Administrator, subject to certain limitations, will not be liable to the Master Fund, the Fund and to their respective Shareholders for any and all liabilities or expenses except those arising out of the fraud, gross negligence or willful default or misconduct of the Administrator or its agents. In addition, under the Administration Agreement, the Master Fund and the Fund have agreed to indemnify the Administrator from and against any and all liabilities and expenses whatsoever out of the Administrator’s actions under the Administration Agreement, other than liability and expense arising out of the Administrator’s fraud, gross negligence or willful default or misconduct.

Custodian and Transfer Agent

State Street also serves as the custodian of the assets of the Fund (the “Custodian”) and may maintain custody of such assets with U.S. and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies), subject to policies and procedures approved by the Board of Trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts, except to the extent that securities may be held in the name of the Custodian or subcustodians in a securities depository, clearing agency or omnibus customer account. The Custodian’s principal business address is State Street Financial Center, 1 Lincoln Street, Boston, MA 02110. The Custodian also serves as the custodian of the assets of the Offshore Fund pursuant to a separate agreement with the Offshore Fund.

UMB Fund Services, Inc. (“UMB”) serves as transfer agent (the “Transfer Agent”) with respect to maintaining the registry of the Fund’s Shareholders and processing matters relating to subscriptions for, and repurchases of Shares. UMB’s principal business address is 235 West Galena Street, Milwaukee, WI 53212.

Independent Registered Public Accounting Firm

[ ] serves as the independent registered public accounting firm of the Fund. Its principal business address is [ ].

Legal Counsel

Dechert LLP, New York, NY, acts as legal counsel to the Fund. Its principal business address is 1095 Avenue of the Americas, New York, NY 10036.

Control Persons and Principal Holders of Securities

[As of [ ], 2020, no person owned more than 5% of the Fund’s shares.]

Reports to Shareholders

The Fund will furnish to its Shareholders as soon as practicable after the end of each taxable year such information as is necessary for such Shareholders to complete Federal and state income tax or information returns, along with any other tax information required by law. Investment Managers typically experience delays in providing the necessary tax information, thereby causing a delay in the Adviser’s preparation of tax information for investors. This delay will require Shareholders to seek extensions on the time to file their tax returns. The Fund will prepare, and transmit to its Shareholders, a semi-annual and an audited annual report within 60 days after the close of the period for which it is being made, or as otherwise required by the 1940 Act. Quarterly reports from the Adviser regarding the Fund’s operations during such period also will be sent to the Fund’s Shareholders.

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Fiscal Year

For accounting purposes, the fiscal year of the Fund is the 12-month period ending on December 31st. The 12-month period ending December 31 of each year will be the taxable year of the Fund unless otherwise determined by the Fund.

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Financial Statements

The Fund’s audited financial statements for the fiscal year ended December 31, 2019, which are included in the Fund’s annual report to Shareholders, are incorporated herein by reference.

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Annex A
Morgan Stanley Investment Management Proxy Voting Policy and Procedures

I. Policy Statement

Morgan Stanley Investment Management’s policy and procedures for voting proxies, the Proxy Voting Policy and Procedures (the “Policy”), with respect to securities held in the accounts of clients applies to those Morgan Stanley Investment Management (“MSIM”) entities that provide discretionary investment management services and for which an MSIM entity has authority to vote proxies. For purposes of this Policy, clients shall include: Morgan Stanley U.S. registered investment companies, other Morgan Stanley pooled investment vehicles, and MSIM separately managed accounts (including accounts for Employee Retirement Income Security (“ERISA”) clients and ERISA-equivalent clients). This Policy is reviewed and updated as necessary to address new and evolving proxy voting issues and standards.

The MSIM entities covered by this Policy currently include the following: Morgan Stanley AIP GP LP, Morgan Stanley Investment Management Inc., Morgan Stanley Investment Management Limited, Morgan Stanley Investment Management Company, Morgan Stanley Asia Limited, Morgan Stanley Investment Management (Japan) Co. Limited and Morgan Stanley Investment Management Private Limited (each a “MSIM Affiliate” and collectively referred to as the “MSIM Affiliates” or as “we” below).

Each MSIM Affiliate will use its best efforts to vote proxies as part of its authority to manage, acquire and dispose of account assets.

•	With respect to the U.S. registered investment companies sponsored, managed or advised by any MSIM Affiliate (the “MSIM Funds”), each MSIM Affiliate will vote proxies under this Policy pursuant to authority granted under its applicable investment advisory agreement or, in the absence of such authority, as authorized by the Board of Directors/Trustees of the MSIM Funds.

•	For other pooled investment vehicles (e.g., UCITS), each MSIM Affiliate will vote proxies under this Policy pursuant to authority granted under its applicable investment advisory agreement or, in the absence of such authority, as authorized by the relevant governing board.

•	For separately managed accounts (including ERISA and ERISA-equivalent clients), each MSIM Affiliate will vote proxies under this Policy pursuant to authority granted under the applicable investment advisory agreement or investment management agreement. Where a MSIM Affiliate has the authority to vote proxies on behalf of ERISA and ERISA-equivalent clients, the MSIM Affiliate must do so in accordance with its fiduciary duties under ERISA (and the Internal Revenue Code).

•	In certain situations, a client or its fiduciary may reserve the authority to vote proxies for itself or an outside party or may provide a MSIM Affiliate with a statement of proxy voting policy. The MSIM Affiliate will comply with the client’s policy.

A MSIM Affiliate will not vote proxies unless the investment management agreement, investment advisory agreement or other authority explicitly authorizes the MSIM Affiliate to vote proxies.

MSIM Affiliates will vote proxies in a prudent and diligent manner and in the best interests of clients, including beneficiaries of and participants in a client’s benefit plan(s) for which the MSIM Affiliates manage assets, consistent with the objective of maximizing long-term investment returns (“Client Proxy Standard”) and this Policy. In addition to voting proxies of portfolio companies, MSIM routinely engages with the management or board of companies in which we invest on a range of environmental, social and governance issues. Governance is a window into or proxy for management and board quality. MSIM engages with companies where we have larger positions, voting issues are material or where we believe we can make a positive impact on the governance structure. MSIM’s engagement process, through private communication with companies, allows us to understand the governance structures at investee companies and better inform our voting decisions.

Retention and Oversight of Proxy Advisory Firms - Institutional Shareholder Services (“ISS”) and Glass Lewis (together with other proxy research providers as we may retain from time to time, the “Research Providers”) are independent advisers that specialize in providing a variety of fiduciary-level proxy-related services to institutional investment managers, plan sponsors, custodians, consultants, and other institutional investors. The services provided include in-depth research, global issuer analysis, and voting recommendations.

MSIM has retained Research Providers to analyze proxy issues and to make vote recommendations on those issues. While we review the recommendations of one or more Research Providers in making proxy voting decisions, we are in no way obligated to follow such recommendations. MSIM votes all proxies based on its own proxy voting policies in the best interests of each client. In addition to research, ISS provides vote execution, reporting, and recordkeeping services to MSIM.

As part of MSIM’s ongoing oversight of the Research Providers, MSIM performs periodic due diligence on the Research Providers. Topics of the reviews include, but are not limited to, conflicts of interest, methodologies for developing their policies and vote recommendations, and resources.

Voting Proxies for Certain Non-U.S. Companies—Voting proxies of companies located in some jurisdictions may involve several problems that can restrict or prevent the ability to vote such proxies or entail significant costs. These problems include, but are not limited to: (i) proxy statements and ballots being written in a language other than English; (ii) untimely and/or inadequate notice of shareholder meetings; (iii) restrictions on the ability of holders outside the issuer’s jurisdiction of organization to exercise votes; (iv) requirements to vote proxies in person; (v) the imposition of restrictions on the sale of the securities for a period of time in proximity to the shareholder meeting; and (vi) requirements to provide local agents with power of attorney to facilitate our voting instructions. As a result, we vote clients’ non-U.S. proxies on a best efforts basis only, after weighing the costs and benefits of voting such proxies, consistent with the Client Proxy Standard. ISS has been retained to provide assistance in connection with voting non-U.S. proxies.

Securities Lending—MSIM Funds or any other investment vehicle sponsored, managed or advised by a MSIM affiliate may participate in a securities lending program through a third party provider. The voting rights for shares that are out on loan are transferred to the borrower and therefore, the lender (i.e., a MSIM Fund or another investment vehicle sponsored, managed or advised by a MSIM affiliate) is not entitled to vote the lent shares at the company meeting. In general, MSIM believes the revenue received from the lending program outweighs the ability to vote and we will not recall shares for the purpose of voting. However, in cases in which MSIM believes the right to vote outweighs the revenue received, we reserve the right to recall the shares on loan on a best efforts basis.

II. General Proxy Voting Guidelines

To promote consistency in voting proxies on behalf of our clients, we follow this Policy (subject to any exception set forth herein). The Policy addresses a broad range of issues, and provides general voting parameters on proposals that arise most frequently. However, details of specific proposals vary, and those details affect particular voting decisions, as do factors specific to a given company. Pursuant to the procedures set forth herein, we may vote in a manner that is not in accordance with the following general guidelines, provided the vote is approved by the Proxy Review Committee (see Section III) and is consistent with the Client Proxy Standard. Morgan Stanley AIP GP LP will follow the procedures as described in Appendix A.

We endeavor to integrate governance and proxy voting policy with investment goals, using the vote to encourage portfolio companies to enhance long-term shareholder value and to provide a high standard of transparency such that equity markets can value corporate assets appropriately.

We seek to follow the Client Proxy Standard for each client. At times, this may result in split votes, for example when different clients have varying economic interests in the outcome of a particular voting matter (such as a case in which varied ownership interests in two companies involved in a merger results in different stakes in the outcome). We also may split votes at times based on differing views of portfolio managers.

We may abstain on matters for which disclosure is inadequate.

A. Routine Matters

We generally support routine management proposals. The following are examples of routine management proposals:

•	Approval of financial statements and auditor reports if delivered with an unqualified auditor’s opinion.

•	General updating/corrective amendments to the charter, articles of association or bylaws, unless we believe that such amendments would diminish shareholder rights.

•	Most proposals related to the conduct of the annual meeting, with the following exceptions. We generally oppose proposals that relate to “the transaction of such other business which may come before the meeting,” and open-ended requests for adjournment. However, where management specifically states the reason for requesting an adjournment and the requested adjournment would facilitate passage of a proposal that would otherwise be supported under this Policy (i.e. an uncontested corporate transaction), the adjournment request will be supported. We do not support proposals that allow companies to call a special meeting with a short (generally two weeks or less) time frame for review.

We generally support shareholder proposals advocating confidential voting procedures and independent tabulation of voting results.

B. Board of Directors

1	Election of directors: Votes on board nominees can involve balancing a variety of considerations. In vote decisions, we may take into consideration whether the company has a majority voting policy in place that we believe makes the director vote more meaningful. In the absence of a proxy contest, we generally support the board’s nominees for director except as follows:

a)	We consider withholding support from or voting against a nominee if we believe a direct conflict exists between the interests of the nominee and the public shareholders, including failure to meet fiduciary standards of care and/or loyalty. We may oppose directors where we conclude that actions of directors are unlawful, unethical or negligent. We consider opposing individual board members or an entire slate if we believe the board is entrenched and/or dealing inadequately with performance problems; if we believe the board is acting with insufficient independence between the board and management; or if we believe the board has not been sufficiently forthcoming with information on key governance or other material matters.

b)	We consider withholding support from or voting against interested directors if the company’s board does not meet market standards for director independence, or if otherwise we believe board independence is insufficient. We refer to prevalent market standards as promulgated by a stock exchange or other authority within a given market (e.g., New York Stock Exchange or Nasdaq rules for most U.S. companies, and The Combined Code on Corporate Governance in the United Kingdom). Thus, for an NYSE company with no controlling shareholder, we would expect that at a minimum a majority of directors should be independent as defined by NYSE. Where we view market standards as inadequate, we may withhold votes based on stronger independence standards. Market standards notwithstanding, we generally do not view long board tenure alone as a basis to classify a director as non-independent.

i)	At a company with a shareholder or group that controls the company by virtue of a majority economic interest in the company, we have a reduced expectation for board independence, although we believe the presence of independent directors can be helpful, particularly in staffing the audit committee, and at times we may withhold support from or vote against a nominee on the view the board or its committees are not sufficiently independent. In markets where board independence is not the norm (e.g. Japan), however, we consider factors including whether a board of a controlled company includes independent members who can be expected to look out for interests of minority holders.

ii)	We consider withholding support from or voting against a nominee if he or she is affiliated with a major shareholder that has representation on a board disproportionate to its economic interest.

c)	Depending on market standards, we consider withholding support from or voting against a nominee who is interested and who is standing for election as a member of the company’s compensation/renumeration, nominating/governance or audit committee.

d)	We consider withholding support from or voting against nominees if the term for which they are nominated is excessive. We consider this issue on a market-specific basis.

e)	We consider withholding support from or voting against nominees if in our view: (i) there has been insufficient board renewal (turnover), particularly in the context of extended poor company performance; or (ii) if the board has failed to consider diversity, including gender and ethnicity, in its board composition.

f)	We consider withholding support from or voting against a nominee standing for election if the board has not taken action to implement generally accepted governance practices for which there is a “bright line” test. For example, in the context of the U.S. market, failure to eliminate a dead hand or slow hand poison pill would be seen as a basis for opposing one or more incumbent nominees.

g)	In markets that encourage designated audit committee financial experts, we consider voting against members of an audit committee if no members are designated as such. We also consider voting against the audit committee members if the company has faced financial reporting issues and/or does not put the auditor up for ratification by shareholders.

h)	We believe investors should have the ability to vote on individual nominees, and may abstain or vote against a slate of nominees where we are not given the opportunity to vote on individual nominees.

i)	We consider withholding support from or voting against a nominee who has failed to attend at least 75% of the nominee’s board and board committee meetings within a given year without a reasonable excuse. We also consider opposing nominees if the company does not meet market standards for disclosure on attendance.

j)	We consider withholding support from or voting against a nominee who appears overcommitted, particularly through service on an excessive number of boards. Market expectations are incorporated into this analysis; for U.S. boards, we generally oppose election of a nominee who serves on more than five public company boards (excluding investment companies), or public company CEOs that serve on more than two outside boards given the level of time commitment required in their primary job.

k)	We consider withholding support from or voting against a nominee where we believe executive remuneration practices are poor, particularly if the company does not offer shareholders a separate “say-on-pay” advisory vote on pay.

2	Discharge of directors’ duties: In markets where an annual discharge of directors’ responsibility is a routine agenda item, we generally support such discharge. However, we may vote against discharge or abstain from voting where there are serious findings of fraud or other unethical behavior for which the individual bears responsibility. The annual discharge of responsibility represents shareholder approval of disclosed actions taken by the board during the year and may make future shareholder action against the board difficult to pursue.

3	Board independence: We generally support U.S. shareholder proposals requiring that a certain percentage (up to 66 2/3%) of the company’s board members be independent directors, and promoting all-independent audit, compensation and nominating/governance committees.

4	Board diversity: We consider on a case-by-case basis shareholder proposals urging diversity of board membership with respect to gender, race or other factors.

5	Majority voting: We generally support proposals requesting or requiring majority voting policies in election of directors, so long as there is a carve-out for plurality voting in the case of contested elections.

6	Proxy access: We consider proposals on procedures for inclusion of shareholder nominees and to have those nominees included in the company’s proxy statement and on the company’s proxy ballot on a case-by-case basis. Considerations include ownership thresholds, holding periods, the number of directors that shareholders may nominate and any restrictions on forming a group.

7	Reimbursement for dissident nominees: We generally support well-crafted U.S. shareholder proposals that would provide for reimbursement of dissident nominees elected to a board, as the cost to shareholders in electing such nominees can be factored into the voting decision on those nominees.

8	Proposals to elect directors more frequently: In the U.S. public company context, we usually support shareholder and management proposals to elect all directors annually (to “declassify” the board), although we make an exception to this policy where we believe that long-term shareholder value may be harmed by this change given particular circumstances at the company at the time of the vote on such proposal. As indicated above, outside the United States, we generally support greater accountability to shareholders that comes through more frequent director elections, but recognize that many markets embrace longer term lengths, sometimes for valid reasons given other aspects of the legal context in electing boards.

9	Cumulative voting: We generally support proposals to eliminate cumulative voting in the U.S. market context. (Cumulative voting provides that shareholders may concentrate their votes for one or a handful of candidates, a system that can enable a minority bloc to place representation on a board.) U.S. proposals to establish cumulative voting in the election of directors generally will not be supported.

10	Separation of Chairman and CEO positions: We vote on shareholder proposals to separate the Chairman and CEO positions and/or to appoint an independent Chairman based in part on prevailing practice in particular markets, since the context for such a practice varies. In many non-U.S. markets, we view separation of the roles as a market standard practice, and support division of the roles in that context. In the United States, we consider such proposals on a case-by-case basis, considering, among other things, the existing board leadership structure, company performance, and any evidence of entrenchment or perceived risk that power is overly concentrated in a single individual.

11	Director retirement age and term limits: Proposals setting or recommending director retirement ages or director term limits are voted on a case-by-case basis that includes consideration of company performance, the rate of board renewal, evidence of effective individual director evaluation processes, and any indications of entrenchment.

12	Proposals to limit directors’ liability and/or broaden indemnification of officers and directors: Generally, we will support such proposals provided that an individual is eligible only if he or she has not acted in bad faith, with gross negligence or with reckless disregard of their duties.

C. Statutory Auditor Boards

The statutory auditor board, which is separate from the main board of directors, plays a role in corporate governance in several markets. These boards are elected by shareholders to provide assurance on compliance with legal and accounting standards and the company’s articles of association. We generally vote for statutory auditor nominees if they meet independence standards. In markets that require disclosure on attendance by internal statutory auditors, however, we consider voting against nominees for these positions who failed to attend at least 75% of meetings in the previous year. We also consider opposing nominees if the company does not meet market standards for disclosure on attendance.

D. Corporate Transactions and Proxy Fights

We examine proposals relating to mergers, acquisitions and other special corporate transactions (i.e., takeovers, spin-offs, sales of assets, reorganizations, restructurings and recapitalizations) on a case-by-case basis in the interests of each fund or other account.

Proposals for mergers or other significant transactions that are friendly and approved by the Research Providers usually are supported if there is no portfolio manager objection. We also analyze proxy contests on a case-by-case basis.

E. Changes in Capital Structure

1	We generally support the following:

•	Management and shareholder proposals aimed at eliminating unequal voting rights, assuming fair economic treatment of classes of shares we hold.

•	U.S. management proposals to increase the authorization of existing classes of common stock (or securities convertible into common stock) if: (i) a clear business purpose is stated that we can support and the number of shares requested is reasonable in relation to the purpose for which authorization is requested; and/or (ii) the authorization does not exceed 100% of shares currently authorized and at least 30% of the total new authorization will be outstanding. (We consider proposals that do not meet these criteria on a case-by-case basis.)

•	U.S. management proposals to create a new class of preferred stock or for issuances of preferred stock up to 50% of issued capital, unless we have concerns about use of the authority for anti-takeover purposes.

•	Proposals in non-U.S. markets that in our view appropriately limit potential dilution of existing shareholders. A major consideration is whether existing shareholders would have preemptive rights for any issuance under a proposal for standing share issuance authority. We generally consider market-specific guidance in making these decisions; for example, in the U.K. market, we usually follow Association of British Insurers’ (“ABI”) guidance, although company-specific factors may be considered and for example, may sometimes lead us to voting against share authorization proposals even if they meet ABI guidance.

•	Management proposals to authorize share repurchase plans, except in some cases in which we believe there are insufficient protections against use of an authorization for anti-takeover purposes.

•	Management proposals to reduce the number of authorized shares of common or preferred stock, or to eliminate classes of preferred stock.

•	Management proposals to effect stock splits.

•	Management proposals to effect reverse stock splits if management proportionately reduces the authorized share amount set forth in the corporate charter. Reverse stock splits that do not adjust proportionately to the authorized share amount generally will be approved if the resulting increase in authorized shares coincides with the proxy guidelines set forth above for common stock increases.

•	Management dividend payout proposals, except where we perceive company payouts to shareholders as inadequate.

2	We generally oppose the following (notwithstanding management support):

•	Proposals to add classes of stock that would substantially dilute the voting interests of existing shareholders.

•	Proposals to increase the authorized or issued number of shares of existing classes of stock that are unreasonably dilutive, particularly if there are no preemptive rights for existing shareholders. However, depending on market practices, we consider voting for proposals giving general authorization for issuance of shares not subject to preemptive rights if the authority is limited.

•	Proposals that authorize share issuance at a discount to market rates, except where authority for such issuance is de minimis, or if there is a special situation that we believe justifies such authorization (as may be the case, for example, at a company under severe stress and risk of bankruptcy).

•	Proposals relating to changes in capitalization by 100% or more.

We consider on a case-by-case basis shareholder proposals to increase dividend payout ratios, in light of market practice and perceived market weaknesses, as well as individual company payout history and current circumstances. For example, currently we perceive low payouts to shareholders as a concern at some Japanese companies, but may deem a low payout ratio as appropriate for a growth company making good use of its cash, notwithstanding the broader market concern.

F. Takeover Defenses and Shareholder Rights

1	Shareholder rights plans: We generally support proposals to require shareholder approval or ratification of shareholder rights plans (poison pills). In voting on rights plans or similar takeover defenses, we consider on a case-by-case basis whether the company has demonstrated a need for the defense in the context of promoting long-term share value; whether provisions of the defense are in line with generally accepted governance principles in the market (and specifically the presence of an adequate qualified offer provision that would exempt offers meeting certain conditions from the pill); and the specific context if the proposal is made in the midst of a takeover bid or contest for control.

2	Supermajority voting requirements: We generally oppose requirements for supermajority votes to amend the charter or bylaws, unless the provisions protect minority shareholders where there is a large shareholder. In line with this view, in the absence of a large shareholder we support reasonable shareholder proposals to limit such supermajority voting requirements. Also, we oppose provisions that do not allow shareholders any right to amend the charter of bylaws.

3	Shareholders’ right to call a special meeting: We consider proposals to enhance a shareholder’s rights to call meetings on a case-by-case basis. At large-cap U.S. companies, we generally support efforts to establish the right of holders of 10% or more of shares to call special meetings, unless the board or state law has set a policy or law establishing such rights at a threshold that we believe to be acceptable.

4	Written consent rights: In the U.S. context, we examine proposals for shareholder written consent rights on a case-by-case basis.

5	Reincorporation: We consider management and shareholder proposals to reincorporate to a different jurisdiction on a case-by-case basis. We oppose such proposals if we believe the main purpose is to take advantage of laws or judicial precedents that reduce shareholder rights.

6	Anti-greenmail provisions: Proposals relating to the adoption of anti-greenmail provisions will be supported, provided that the proposal: (i) defines greenmail; (ii) prohibits buyback offers to large block holders (holders of at least 1% of the outstanding shares and in certain cases, a greater amount) not made to all shareholders or not approved by disinterested shareholders; and (iii) contains no anti-takeover measures or other provisions restricting the rights of shareholders.

7	Bundled proposals: We may consider opposing or abstaining on proposals if disparate issues are “bundled” and presented for a single vote.

G. Auditors

We generally support management proposals for selection or ratification of independent auditors. However, we may consider opposing such proposals with reference to incumbent audit firms if the company has suffered from serious accounting irregularities and we believe rotation of the audit firm is appropriate, or if fees paid to the auditor for non-audit-related services are excessive. Generally, to determine if non-audit fees are excessive, a 50% test will be applied (i.e., non-audit-related fees should be less than 50% of the total fees paid to the auditor). We generally vote against proposals to indemnify auditors.

H. Executive and Director Remuneration

1	We generally support the following:

•	Proposals for employee equity compensation plans and other employee ownership plans, provided that our research does not indicate that approval of the plan would be against shareholder interest. Such approval may be against shareholder interest if it authorizes excessive dilution and shareholder cost, particularly in the context of high usage (“run rate”) of equity compensation in the recent past; or if there are objectionable plan design and provision.

•	Proposals relating to fees to outside directors, provided the amounts are not excessive relative to other companies in the country or industry, and provided that the structure is appropriate within the market context. While stock-based compensation to outside directors is positive if moderate and appropriately structured, we are wary of significant stock option awards or other performance-based awards for outside directors, as well as provisions that could result in significant forfeiture of value on a director’s decision to resign from a board (such forfeiture can undercut director independence).

•	Proposals for employee stock purchase plans that permit discounts, but only for grants that are part of a broad-based employee plan, including all non-executive employees, and only if the discounts are limited to a reasonable market standard or less.

•	Proposals for the establishment of employee retirement and severance plans, provided that our research does not indicate that approval of the plan would be against shareholder interest.

2	We generally oppose retirement plans and bonuses for non-executive directors and independent statutory auditors.

3	In the U.S. context, we generally vote against shareholder proposals requiring shareholder approval of all severance agreements, but we generally support proposals that require shareholder approval for agreements in excess of three times the annual compensation (salary and bonus) or proposals that require companies to adopt a provision requiring an executive to receive accelerated vesting of equity awards if there is a change of control and the executive is terminated. We generally oppose shareholder proposals that would establish arbitrary caps on pay. We consider on a case-by-case basis shareholder proposals that seek to limit Supplemental Executive Retirement Plans (SERPs), but support such shareholder proposals where we consider SERPs excessive.

4	Shareholder proposals advocating stronger and/or particular pay-for-performance models will be evaluated on a case-by-case basis, with consideration of the merits of the individual proposal within the context of the particular company and its labor markets, and the company’s current and past practices. While we generally support emphasis on long-term components of senior executive pay and strong linkage of pay to performance, we consider factors including whether a proposal may be overly prescriptive, and the impact of the proposal, if implemented as written, on recruitment and retention.

5	We generally support proposals advocating reasonable senior executive and director stock ownership guidelines and holding requirements for shares gained in executive equity compensation programs

6	We generally support shareholder proposals for reasonable “claw-back” provisions that provide for company recovery of senior executive bonuses to the extent they were based on achieving financial benchmarks that were not actually met in light of subsequent restatements.

7	Management proposals effectively to re-price stock options are considered on a case-by-case basis. Considerations include the company’s reasons and justifications for a re-pricing, the company’s competitive position, whether senior executives and outside directors are excluded, potential cost to shareholders, whether the re-pricing or share exchange is on a value-for-value basis, and whether vesting requirements are extended.

8	Say-on-Pay: We consider proposals relating to an advisory vote on remuneration on a case-by-case basis. Considerations include a review of the relationship between executive remuneration and performance based on operating trends and total shareholder return over multiple performance periods. In addition, we review remuneration structures and potential poor pay practices, including relative magnitude of pay, discretionary bonus awards, tax gross ups, change-in-control features, internal pay equity and peer group construction. As long-term investors, we support remuneration policies that align with long-term shareholder returns.

I. Social and Environmental Issues

Shareholders in the United States and certain other markets submit proposals encouraging changes in company disclosure and practices related to particular social and environmental matters. As MSIM believes that relevant social and environmental issues can influence risk and return, we consider how to vote on proposals related to social and environmental issues on a case-by-case basis by determining the relevance of social and environmental issues identified in the proposal and their likely impacts on shareholder value. We generally support proposals that, if implemented, would enhance useful disclosure, such as disclosures aligned with SASB (Sustainability Accounting Standards Board) and the TCFD (Task Force on Climate-related Financial Disclosures) and proposals that aim to reduce or mitigate a company’s impact on the global climate. We generally vote against proposals requesting reports or actions that we believe are duplicative, related to matters not material to the business, or that would impose unnecessary or excessive costs. In reviewing proposals on social and environmental issues, we consider a company’s current disclosures and our understanding of the company’s management of material social and environmental issues in comparison to peers. We seek to balance concerns on reputational and other risks that lie behind a proposal against costs of implementation, while considering appropriate shareholder and management prerogatives. We may abstain from voting on proposals that do not have a readily determinable financial impact on shareholder value and we may oppose proposals that intrude excessively on management prerogatives and/or board discretion.

J. Funds of Funds

Certain MSIM Funds advised by an MSIM Affiliate invest only in other MSIM Funds. If an underlying fund has a shareholder meeting, in order to avoid any potential conflict of interest, such proposals will be voted in the same proportion as the votes of the other shareholders of the underlying fund, unless otherwise determined by the Proxy Review Committee. In markets where proportional voting is not available we will not vote at the meeting, unless otherwise determined by the Proxy Review Committee. Other MSIM Funds invest in unaffiliated funds. If an unaffiliated underlying fund has a shareholder meeting and the MSIM Fund owns more than 25% of the voting shares of the underlying fund, the MSIM Fund will vote its shares in the unaffiliated underlying fund in the same proportion as the votes of the other shareholders of the underlying fund to the extent possible.

III. Administration of the Policy

The MSIM Proxy Review Committee (the “Committee”) has overall responsibility for the Policy. The Committee consists of investment professionals who represent the different investment disciplines and geographic locations of MSIM, and is chaired by the director of the Global Stewardship Team (“GST”). Because proxy voting is an investment responsibility and may affect shareholder value, and because of their knowledge of companies and markets, portfolio managers and other members of investment staff play a key role in proxy voting, although the Committee has final authority over proxy votes. The GST administers and implements the Policy, as well as monitoring services provided by the proxy advisory firms and other research providers used in the proxy voting process.

The GST Director is responsible for identifying issues that require Committee deliberation or ratification. The GST, working with advice of investment teams and the Committee, is responsible for voting on routine items and on matters that can be addressed in line with these Policy guidelines. The GST has responsibility for voting case-by-case where guidelines and precedent provide adequate guidance.

The Committee may periodically review and has the authority to amend, as necessary, the Policy and establish and direct voting positions consistent with the Client Proxy Standard.

GST and members of the Committee may take into account Research Providers’ recommendations and research as well as any other relevant information they may request or receive, including portfolio manager and/or analyst comments and research, as applicable. Generally, proxies related to securities held in client accounts that are managed pursuant to quantitative, index or index-like strategies (“Index Strategies”) will be voted in the same manner as those held in actively managed accounts, unless economic interests of the accounts differ. Because accounts managed using Index Strategies are passively managed accounts, research from portfolio managers and/or analysts related to securities held in these accounts may not be available. If the affected securities are held only in accounts that are managed pursuant to Index Strategies, and the proxy relates to a matter that is not described in this Policy, the GST will consider all available information from the Research Providers, and to the extent that the holdings are significant, from the portfolio managers and/or analysts.

A. Committee Procedures

The Committee meets at least quarterly and reviews and considers changes to the Policy at least annually. Through meetings and/or written communications, the Committee is responsible for monitoring and ratifying “split votes” (i.e., allowing certain shares of the same issuer that are the subject of the same proxy solicitation and held by one or more MSIM portfolios to be voted differently than other shares) and/or “override voting” (i.e., voting all MSIM portfolio shares in a manner contrary to the Policy). The Committee will review developing issues and approve upcoming votes, as appropriate, for matters as requested by CGT.

The Committee reserves the right to review voting decisions at any time and to make voting decisions as necessary to ensure the independence and integrity of the votes.

B. Material Conflicts of Interest

In addition to the procedures discussed above, if the GST Director determines that an issue raises a material conflict of interest, the GST Director may request a special committee (“Special Committee”) to review, and recommend a course of action with respect to, the conflict(s) in question.

A potential material conflict of interest could exist in the following situations, among others:

1	The issuer soliciting the vote is a client of MSIM or an affiliate of MSIM and the vote is on a matter that materially affects the issuer.

2	The proxy relates to Morgan Stanley common stock or any other security issued by Morgan Stanley or its affiliates except if echo voting is used, as with MSIM Funds, as described herein.

3	Morgan Stanley has a material pecuniary interest in the matter submitted for a vote (e.g., acting as a financial advisor to a party to a merger or acquisition for which Morgan Stanley will be paid a success fee if completed).

4	One of Morgan Stanley’s independent directors or one of MSIM Funds’ directors also serves on the board of directors or is a nominee for election to the board of directors of a company held by a MSIM Fund or affiliate.

If the GST Director determines that an issue raises a potential material conflict of interest, depending on the facts and circumstances, the issue will be addressed as follows:

1	If the matter relates to a topic that is discussed in this Policy, the proposal will be voted as per the Policy.

2	If the matter is not discussed in this Policy or the Policy indicates that the issue is to be decided case-by-case, the proposal will be voted in a manner consistent with the Research Providers, provided that all the Research Providers consulted have the same recommendation, no portfolio manager objects to that vote, and the vote is consistent with MSIM’s Client Proxy Standard.

3	If the Research Providers’ recommendations differ, the GST Director will refer the matter to a Special Committee to vote on the proposal, as appropriate.

Any Special Committee shall be comprised of the GST Director and at least two portfolio managers (preferably members of the Committee) as approved by the Committee. The GST Director may request non-voting participation by MSIM’s General Counsel or his/her designee and the Chief Compliance Officer or his/her designee. In addition to the research provided by Research Providers, the Special Committee may request analysis from MSIM Affiliate investment professionals and outside sources to the extent it deems appropriate.

C. Proxy Voting Reporting

The GST will document in writing all Committee and Special Committee decisions and actions, which documentation will be maintained by the GST for a period of at least six years. To the extent these decisions relate to a security held by a MSIM Fund, the GST will report the decisions to each applicable Board of Trustees/Directors of those MSIM Funds (the “Board”) at each Board’s next regularly scheduled Board meeting. The report will contain information concerning decisions made during the most recently ended calendar quarter immediately preceding the Board meeting.

In addition, to the extent that Committee and Special Committee decisions and actions relate to a security held by other pooled investment vehicles, the GST will report the decisions to the relevant governing board of the pooled investment vehicle.

MSIM will promptly provide a copy of this Policy to any client requesting it. MSIM will also, upon client request, promptly provide a report indicating how each proxy was voted with respect to securities held in that client’s account.

MSIM’s Legal Department, in conjunction with GST and GST IT for MSIM Fund reporting and with the AIP investment team for AIP Closed-End 40 Act Fund reporting, is responsible for filing an annual Form N-PX on behalf of each MSIM Fund and AIP Closed-End 40 Act Fund for which such filing is required, indicating how all proxies were voted with respect to each such fund’s holdings.

Also, MSIM maintains voting records of individual agenda items at company meetings in a searchable database on its website on a rolling 12-month basis.

In addition, ISS provides vote execution, reporting and recordkeeping services to MSIM.

IV. Recordkeeping

Records are retained in accordance with Morgan Stanley’s Global Information Management Policy, which establishes general Firmwide standards and procedures regarding the retention, handling, and destruction of official books and records and other information of legal or operational significance. The Global Information Management Policy incorporates Morgan Stanley’s Master Retention Schedule, which lists various record classes and associated retention periods on a global basis.

Approved by the Board September 2015, September 27-28, 2016, September 27-28, 2017 and October 3-4, 2018.

APPENDIX A

Appendix A applies to the following accounts managed by Morgan Stanley AIP GP LP: (i) closed-end funds registered under the Investment Company Act of 1940, as amended; (ii) discretionary separate accounts; (iii) unregistered funds; and (iv) non-discretionary accounts offered in connection with AIP’s Custom Advisory Portfolio Solutions service.

Generally, AIP will follow the guidelines set forth in Section II of MSIM’s Proxy Voting Policy and Procedures. To the extent that such guidelines do not provide specific direction, or AIP determines that consistent with the Client Proxy Standard, the guidelines should not be followed, the Proxy Review Committee has delegated the voting authority to vote securities held by accounts managed by AIP to the Fund of Hedge Funds investment team, the Private Markets investment team or the Portfolio Solutions team of AIP. A summary of decisions made by the applicable investment teams will be made available to the Proxy Review Committee for its information at the next scheduled meeting of the Proxy Review Committee.

In certain cases, AIP may determine to abstain from determining (or recommending) how a proxy should be voted (and therefore abstain from voting such proxy or recommending how such proxy should be voted), such as where the expected cost of giving due consideration to the proxy does not justify the potential benefits to the affected account(s) that might result from adopting or rejecting (as the case may be) the measure in question.

Waiver of Voting Rights

For regulatory reasons, AIP may either 1) invest in a class of securities of an underlying fund (the “Fund”) that does not provide for voting rights; or 2) waive 100% of its voting rights with respect to the following:

1	Any rights with respect to the removal or replacement of a director, general partner, managing member or other person acting in a similar capacity for or on behalf of the Fund (each individually a “Designated Person,” and collectively, the “Designated Persons”), which may include, but are not limited to, voting on the election or removal of a Designated Person in the event of such Designated Person’s death, disability, insolvency, bankruptcy, incapacity, or other event requiring a vote of interest holders of the Fund to remove or replace a Designated Person; and

2	Any rights in connection with a determination to renew, dissolve, liquidate, or otherwise terminate or continue the Fund, which may include, but are not limited to, voting on the renewal, dissolution, liquidation, termination or continuance of the Fund upon the occurrence of an event described in the Fund’s organizational documents; provided, however, that, if the Fund’s organizational documents require the consent of the Fund’s general partner or manager, as the case may be, for any such termination or continuation of the Fund to be effective, then AIP may exercise its voting rights with respect to such matter.

Annex B
Description of Ratings

Standard & Poor’s Ratings Services

An S&P Global Ratings issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P Global Ratings’ view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

Issue credit ratings can be either long-term or short-term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the U.S., for example, that means obligations with an original maturity of no more than 365 days—including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. Medium-term notes are assigned long-term ratings.

I)	S&P’s Long-Term Issue Credit Ratings
AAA: An obligation rated ‘AAA’ has the highest rating assigned by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is extremely strong.
AA: An obligation rated ‘AA’ differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitments on the obligation is very strong.
A: An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitments on the obligation is still strong.
BBB: An obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation.
BB; B; CCC; CC; and C: Obligations rated ‘BB’, ‘B’, ‘CCC’, ‘CC’, and ‘C’ are regarded as having significant speculative characteristics. ‘BB’ indicates the least degree of speculation and ‘C’ the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposure to adverse conditions.
BB: An obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor’s inadequate capacity to meet its financial commitments on the obligation.
B: An obligation rated ‘B’ is more vulnerable to nonpayment than obligations rated ‘BB’, but the obligor currently has the capacity to meet its financial commitments on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments on the obligation.
CCC: An obligation rated ‘CCC’ is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitments on the obligation.
CC: An obligation rated ‘CC’ is currently highly vulnerable to nonpayment. The ‘CC’ rating is used when a default has not yet occurred, but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.
C: An obligation rated ‘C’ is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared with obligations that are rated higher.
D: An obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to ‘D’ if it is subject to a distressed exchange offer.
NR: Indicates that a rating has not been assigned or is no longer assigned.
Note: Ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the rating categories.

II)	S&P’s Short-Term Issue Credit Ratings
A-1: A short-term obligation rated ‘A-1’ is rated in the highest category by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is strong. Within this category, certain obligations are designated with a plus sign

(+). This indicates that the obligor’s capacity to meet its financial commitments on these obligations is extremely strong.
A-2: A short-term obligation rated ‘A-2’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitments on the obligation is satisfactory.
A-3: A short-term obligation rated ‘A-3’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken an obligor’s capacity to meet its financial commitments on the obligation.
B: A short-term obligation rated ‘B’ is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties that could lead to the obligor’s inadequate capacity to meet its financial commitments.
C: A short-term obligation rated ‘C’ is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation.
D: A short-term obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to ‘D’ if it is subject to a distressed exchange offer.
NR: Indicates that a rating has not been assigned or is no longer assigned.

Moody’s Investors Service, Inc.

Ratings assigned on Moody’s global long-term and short-term rating scales are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities. Long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. Short-term ratings are assigned to obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default.

I)	Moody’s Global Long-Term Rating Scale
Aaa: Obligations rated Aaa are judged to be of the highest quality, subject to the lowest level of credit risk.
Aa: Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.
A: Obligations rated A are judged to be upper-medium grade and are subject to low credit risk.
Baa: Obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.
Ba: Obligations rated Ba are judged to be speculative and are subject to substantial credit risk.
B: Obligations rated B are considered speculative and are subject to high credit risk.
Caa: Obligations rated Caa are judged to be speculative of poor standing and are subject to very high credit risk.
Ca: Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.
C: Obligations rated C are the lowest rated and are typically in default, with little prospect for recovery of principal or interest.
Note: Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, a “(hyb)” indicator is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firms.

II)	Moody’s Global Short-Term Rating Scale P-1: Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

P-2: Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.
P-3: Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term obligations.
NP: Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

Fitch Ratings

Fitch Ratings’ credit ratings provide an opinion on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims or counterparty obligations. Credit ratings are used by investors as indications of the likelihood of receiving the money owed to them in accordance with the terms on which they invested. The agency’s credit ratings cover the global spectrum of corporate, sovereign (including supranational and sub-national), financial, bank, insurance, municipal and other public finance entities and the securities or other obligations they issue, as well as structured finance securities backed by receivables or other financial assets.

I)	Fitch’s Long-Term Issuer Credit Rating Scales
AAA: Highest credit quality. ‘AAA’ ratings denote the lowest expectation of default risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.
AA: Very high credit quality. ‘AA’ ratings denote expectations of very low default risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.
A: High credit quality. ‘A’ ratings denote expectations of low default risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.
BBB: Good credit quality. ‘BBB’ ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity.
BB: Speculative. ‘BB’ ratings indicate an elevated vulnerability to default risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial flexibility exists that supports the servicing of financial commitments.
B: Highly speculative. ‘B’ ratings indicate that material default risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is vulnerable to deterioration in the business and economic environment.
CCC: Substantial credit risk. Default is a real possibility.
CC: Very high levels of credit risk. Default of some kind appears probable.
C: Near default. A default or default-like process has begun, or the issuer is in standstill, or for a closed funding vehicle, payment capacity is irrevocably impaired. Conditions that are indicative of a ‘C’ category rating for an issuer include: a. the issuer has entered into a grace or cure period following non-payment of a material financial obligation; b. the issuer has entered into a temporary negotiated waiver or standstill agreement following a payment default on a material financial obligation; c. the formal announcement by the issuer or their agent of a distressed debt exchange; d. a closed financing vehicle where payment capacity is irrevocably impaired such that it is not expected to pay interest and/or principal in full during the life of the transaction, but where no payment default is imminent.
RD: Restricted default. ‘RD’ ratings indicate an issuer that in Fitch’s opinion has experienced: a. uncured payment default or distressed debt exchange on a bond, loan or other material financial obligation, but b. has not entered into bankruptcy filings, administration, receivership, liquidation, or other formal winding-up procedure, and c. has not otherwise ceased operating. This would include: i. the selective payment default on a specific class or currency of debt; ii. the uncured expiry of any applicable grace period, cure period or default forbearance period following a payment default on a bank loan, capital markets security or other material financial obligation; iii. the extension of multiple waivers or forbearance periods upon a payment default on one or more material financial obligations, either in series or in parallel; ordinary execution of a distressed debt exchange on one or more material financial obligations.
D: Default. ‘D’ ratings indicate an issuer that in Fitch’s opinion has entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure or that has otherwise ceased business.
Default ratings are not assigned prospectively to entities or their obligations; within this context, non-payment on an instrument that contains a deferral feature or grace period will generally not be considered a default until after the expiration of the deferral or grace period, unless a default is otherwise driven by bankruptcy or other similar circumstance, or by a distressed debt exchange.
Imminent default, categorized under ‘C’, typically refers to the occasion where a payment default has been intimated by the issuer and is all but inevitable. This may, for example, be where an issuer has missed a scheduled payment but (as is typical) has a grace period during which it may cure the payment default. Another alternative would be where an issuer has formally announced a distressed debt exchange, but the date of the exchange still lies several days or weeks in the immediate future.
In all cases, the assignment of a default rating reflects the agency’s opinion as to the most appropriate rating category consistent with the rest of its universe of ratings and may differ from the definition of default under the terms of an issuer’s financial obligations or local commercial practice.
Note: The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to ‘AAA’ ratings and ratings below the ‘CCC’ category.

II)	Fitch’s Short-Term Ratings Assigned to Issuers or Obligations in Corporate, Public and Structure Finance
F1: Highest Short-Term Credit Quality. Indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added “+” to denote any exceptionally strong credit feature.

F2: Good Short-Term Credit Quality. Good intrinsic capacity for timely payment of financial commitments.
F3: Fair Short-Term Credit Quality. The intrinsic capacity for timely payment of financial commitments is adequate.

B: Speculative Short-Term Credit Quality. Minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.
C: High Short-Term Default Risk. Default is a real possibility.

RD: Restricted Default. Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Typically applicable to entity ratings only.
D: Default. Indicates a broad-based default event for an entity, or the default of a short-term obligation.
Note: The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. For the short-term rating category of ‘F1’, a ‘+’ may be appended.

© 2018 Morgan Stanley. Morgan Stanley Distribution, Inc.

PART C - OTHER INFORMATION

ITEM 25.  FINANCIAL STATEMENTS AND EXHIBITS

(1)	Financial Statements:

Part A:

Financial Highlights: For the years ended December 31, 2009, December 31, 2010, December 31, 2011, December 31, 2012, December 31, 2013, December 31, 2014, December 31, 2015, December 31, 2016, December 31, 2017 and December 31, 2018.

Part B:

Statement of Assets and Liabilities as of December 31, 2018.

Statement of Operations for the year ended December 31, 2018.

Statement of Changes in Net Assets for the years ended December 31, 2009, December 31, 2010, December 31, 2011, December 31, 2012, December 31, 2013, December 31, 2014, December 31, 2015, December 31, 2016, December 31, 2017 and December 31, 2018.

Statement of Cash Flows for the year ended December 31, 2018.

Schedule of Investments as of December 31, 2018.

Financial Highlights for the years ended December 31, 2009, December 31, 2010, December 31, 2011, December 31, 2012, December 31, 2013, December 31, 2014, December 31, 2015, December 31, 2016, December 31, 2017 and December 31, 2018.

(2)	Exhibits:

(a)(1)	Certificate of Trust.(1)
(a)(2)	Agreement and Declaration of Trust.(1)
(b)	Amended and Restated By-Laws, dated December 8, 2015.(9)
(c)	Not Applicable.
(d)	Not Applicable.
(e)	Not Applicable.
(f)	Not Applicable.
(g)	Not Applicable.
(h)(1)	Form of Distribution Agreement.(2)
(h)(2)	First Amendment to Distribution Agreement.(6)
(h)(3)	Selected Dealer Agreement.(2)
(i)	Not Applicable.
(j)	Custodian Agreement.(3)
(k)(1)	Expense Assumption Agreement for Offshore Fund.(4)
(k)(2)	Amended and Restated Transfer Agency Agreement.(7)
(l)	Opinion and Consent of Dechert LLP.(10)
(m)	Not Applicable.

(n)(1)	Opinion and Consent of Dechert LLP on tax matters.(10)
(n)(2)	Consent of Independent Registered Public Accounting Firm.(11)
(o)	Not Applicable.
(p)	Not Applicable.
(q)	Not Applicable.
(r)(1)	Code of Ethics of the Fund.(3)
(r)(2)	Code of Ethics of the Investment Adviser.(5)
(s)	Powers of Attorney.(8)

(1)	Previously filed as an exhibit to the Registrant’s Registration Statement on Form N-2, filed with the Securities and Exchange Commission on November 8, 2005.
(2)	Previously filed as an exhibit to Pre-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2, filed with the Securities and Exchange Commission on July 13, 2006.
(3)	Previously filed as an exhibit to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2, filed with the Securities and Exchange Commission on June 29, 2006.
(4)	Previously filed as an exhibit to Post-Effective Amendment No. 8 to the Registrant’s Registration Statement on Form N-2, filed with the Securities and Exchange Commission on April 28, 2008.
(5)	Previously filed as an exhibit to the Registrant’s Registration Statement on Form N-2, filed with the Securities and Exchange Commission on February 21, 2007.
(6)	Previously filed as an exhibit to Post-Effective Amendment No. 18 to the Registrant’s Registration Statement on Form N-2, filed with the Securities and Exchange Commission on April 29, 2013.
(7)	Previously filed as an exhibit to Post-Effective Amendment No. 11 to the Registration Statement on Form N-2 of AIP Long/Short Fund P, filed with the Securities and Exchange Commission on February 28, 2014.
(8)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 of AIP Multi-Strategy Fund A, filed with the Securities and Exchange Commission on April 26, 2018.
(9)	Previously filed as an exhibit to Post-Effective Amendment No. 24 to the Registration Statement on Form N-2, filed with the Securities and Exchange Commission on April 29, 2016.
(10)	Previously filed as an exhibit to Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, filed with the Securities and Exchange Commission on May 10, 2018.
(11)	To be filed by amendment.

ITEM 26.	MARKETING ARRANGEMENTS

Not Applicable.

ITEM 27.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

Registration fees	$93,650
Printing	$20,000
Accounting fees and expenses	$25,000
Legal fees and expenses	$183,274
Miscellaneous	$45,916
Total	$367,840

ITEM 28.	PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

No person is directly or indirectly under common control with Registrant, except that the Registrant may be deemed to be controlled by Morgan Stanley AIP GP LP (the “Master Fund Adviser”). The Master Fund Adviser was formed under the laws of the State of Delaware on November 10, 2000. Additional information regarding the Master Fund Adviser is set out in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-60699).

ITEM 29	NUMBER OF HOLDERS OF SECURITIES

Title of Class: Shares of Beneficial Ownership. Number of Record Holders: [ ].

ITEM 30.	INDEMNIFICATION

Reference is made to Article 5.2 of Registrant’s Agreement and Declaration of Trust filed as Exhibit 2(a)(2) to this Registration Statement. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to the Master Fund Adviser, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by the Master Fund Adviser, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by the Master Fund Adviser, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Registrant hereby undertakes that it will apply the indemnification provisions of the Agreement and Declaration of Trust in a manner consistent with Investment Company Act Release No. 11330 (Sept. 4, 1980) issued by the Securities and Exchange Commission, so long as the interpretation of Sections 17(h) and 17(i) of the 1940 Act contained in that release remains in effect. Registrant, in conjunction with the Master Fund Adviser and Registrant’s Board of Trustees, maintains insurance on behalf of any person who is or was an Independent Trustee, officer, employee, or agent of Registrant, against certain liability asserted against him or her and incurred by him or her or arising out of his or her position. In no event, however, will Registrant pay that portion of the premium, if any, for insurance to indemnify any such person or any act for which Registrant itself is not permitted to indemnify.

ITEM 31.	BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

A description of any other business, profession, vocation, or employment of a substantial nature in which the Investment Adviser, and each managing director, executive officer or partner of the Investment Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set out in Registrant’s Prospectus in the section entitled “Management of the Fund” and to the section of the Statement of Additional Information captioned “Management of the Fund.” The information required by this Item 31 with respect to each director, officer or partner of the Master Fund Adviser is incorporated by reference to Form ADV with the Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940, as amended (File No. 801-60699)

ITEM 32.	LOCATION OF ACCOUNTS AND RECORDS

The Administrator maintains certain required accounting related and financial books and records of Registrant at State Street Financial Center, 1 Lincoln Street, Boston, Massachusetts 02110-2990. The other required books and records are maintained by the Master Fund Adviser at 100 Front Street, Suite 400, West Conshohocken, Pennsylvania 19428-2881.

ITEM 33.	MANAGEMENT SERVICES

Not Applicable.

ITEM 34.	UNDERTAKINGS

(1)       The Registrant hereby undertakes to suspend the offering of its units until it amends its prospectus if (a) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2)       Not Applicable.

(3)       Not Applicable.

(4)       The Registrant hereby undertakes:

(a)        to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)     to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2)    to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)    to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)    that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)    to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The Registrant (on its own behalf and on behalf of the Offshore Fund) and the Master Fund also hereby undertake as follows:

(a)    The Registrant will not in any way use the Offshore Fund to evade the provisions of the 1940 Act. The Master Fund will not in any way use the Offshore Fund to evade the provisions of the 1940 Act or the Investment Advisers Act of 1940 (e.g., Section 205 governing the imposition of performance fees).

(b)    The assets of the Offshore Fund will be maintained at all times in the United States and they will be maintained at all times in accordance with the requirements of section 17(f) of the 1940 Act.

(c)    The Offshore Fund will maintain duplicate copies of its books and records at an office located within the United States, and the Securities and Exchange Commission and its staff will have access to the books and records consistent with the requirements of section 31 of the 1940 Act and the rules thereunder.

(d)    The Offshore Fund will designate its custodian as agent in the United States for service of process in any suit, action or proceeding before the Securities and Exchange Commission or any appropriate court, and the Offshore Fund will consent to the jurisdiction of the U.S. courts and the Securities and Exchange Commission over it.

(e)    The Offshore Fund shall refrain from substituting securities of the Master Fund unless the Securities and Exchange Commission shall have approved such substitution in the manner provided in section 26 of the 1940 Act.

(f)    The Registrant’s assets will consist only of cash and securities issued by the Offshore Fund; the Offshore Fund’s assets will consist only of cash and securities issued by the Master Fund.

(g)    The securities issued by the Offshore Fund will be the only investment securities that are held by the Registrant and, in turn, the securities issued by the Master Fund will be the only investment securities held by the Offshore Fund.

(h)    The Offshore Fund’s purchase of the Master Fund’s securities will be made pursuant to an arrangement among the Registrant, the Offshore Fund and the Master Fund, or its principal underwriter, whereby the Offshore Fund is required to seek instructions from the shareholders of the Registrant and the non-U.S. investors, with regard to the voting of all proxies with respect to the Master Fund’s securities that are held by the Offshore Fund and to vote such proxies only in accordance with such instructions.

(i)     The Registrant’s purchase of the Offshore Fund’s securities will be made pursuant to an arrangement with the Offshore Fund, whereby the Registrant will be required to seek instructions from its shareholders, with regard to the voting of all proxies with respect to the Offshore Fund’s securities held by the Registrant and to vote such proxies only in accordance with such instructions.

(5)        (a)     For the purposes of determining any liability under the Securities Act of 1933, the information omitted form the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497 (h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.

(b)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)        The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 19th day of February, 2020.

ALTERNATIVE INVESTMENT PARTNERS ABSOLUTE RETURN FUND STS

/s/ John H. Gernon

By:	John H. Gernon
Title:	President and Principal Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

	Signatures	Title	Date

(1)	Principal Executive Officer	President and Principal Executive Officer

By:	/s/ John H. Gernon		February 19, 2020
John H. Gernon

(2)	Principal Financial Officer and Principal Accounting Officer	Treasurer and Chief Financial Officer

By:	/s/ Noel Langlois		February 19, 2020
Noel Langlois

(3)	Majority of the Trustees

Signatures	Title	Date

Independent Trustees

Frank L. Bowman

Kathleen A. Dennis

Nancy C. Everett

Jakki L. Haussler

Dr. Manuel H. Johnson

Joseph J. Kearns

Michael F. Klein

Patricia Maleski

Michael E. Nugent

W. Allen Reed

Fergus Reid

By:	/s/ Carl Frischling	February 19, 2020
Carl Frischling
Attorney-In-Fact for the Independent Trustees

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 19th day of February, 2020.

ALTERNATIVE INVESTMENT PARTNERS ABSOLUTE RETURN FUND

/s/ John H. Gernon

By:	John H. Gernon
Title:	President and Principal Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

	Signatures	Title	Date

(1)	Principal Executive Officer	President and Principal Executive Officer

By:	/s/ John H. Gernon		February 19, 2020
John H. Gernon

(2)	Principal Financial Officer and Principal Accounting Officer	Treasurer and Chief Financial Officer

By:	/s/ Noel Langlois		February 19, 2020
Noel Langlois

(3)	Majority of the Trustees

Signatures	Title	Date

Independent Trustees

Frank L. Bowman

Kathleen A. Dennis

Nancy C. Everett

Jakki L. Haussler

Dr. Manuel H. Johnson

Joseph J. Kearns

Michael F. Klein

Patricia Maleski

Michael E. Nugent

W. Allen Reed

Fergus Reid

By:	/s/ Carl Frischling	February 19, 2020
Carl Frischling
Attorney-In-Fact for the Independent Trustees